As filed with the Securities and Exchange Commission on January 26, 2011

Registration No. 333-171539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

BCD SEMICONDUCTOR MANUFACTURING LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

200241

People’s Republic of China

Attn: Chieh Chang

President and Chief Executive Officer

(+86-21) 2416-2266

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carmen Chang, Esq. Richard A. Kline, Esq. Eva H. Wang, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Jorge del Calvo, Esq.

James J. Masetti, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Suite 4201, Bund Center

222 Yan An Road East

Huangpu District, Shanghai 200002

People’s Republic of China

(+86-21) 6137-7999

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 26, 2011

Preliminary Prospectus

6,000,000 American Depositary Shares

Representing 36,000,000 Ordinary Shares

BCD Semiconductor Manufacturing Limited

We are offering 4,333,333 American Depositary Shares, or ADSs, and the selling shareholders identified in this prospectus are offering 1,666,667 ADSs. Each ADS represents six of our ordinary shares. We will not receive any proceeds from the sale of ADSs by the selling shareholders. This is our initial public offering, and no public market currently exists for our ADSs. We expect the initial public offering price to be between $10.50 and $12.50 per ADS. We have been approved to list our ADSs on the Nasdaq Global Select Market under the symbol “BCDS.”

Investing in our ADSs involves a high degree of risk. Please read “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL

Public Offering Price	$	$

Underwriting Discounts and Commissions	$	$

Proceeds to BCD (Before Expenses)	$	$

Proceeds to selling shareholders (Before Expenses)	$	$

Delivery of the ADSs is expected to be made on or about                     , 2011. We have granted the underwriters an option for a period of 30 days to purchase up to an additional 900,000 ADSs to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be                      and the total proceeds to us, before expenses, will be                     . Discounts, commissions and proceeds will be prorated between us and the selling shareholders.

Jefferies	Stifel Nicolaus Weisel

Oppenheimer & Co.

Baird	Raymond James

A Leading China-Based Analog IC Provider

Integrating Design, Process Technology and Manufacturing

Our Products

Shanghai
Pacific Ocean
DC / DC
AC / DC
LINEAR

Target Markets and Selected End Products

Computing
Consumer
Communications

BCD

A Leading China-Based Analog IC Provider

Our Products

LINEAR

AC/DC

DC/DC

Integrating Design, Process Technology and Manufacturing

Target Markets and Devices

Computing

Consumer

Communications

BCD Semiconductor Manufacturing Limited does not manufacture or sell any of the devices which incorporate its products

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our ADSs or (2) our ADSs in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

We have not taken any action that would permit a public offering to occur in any jurisdiction other than the United States. The distribution of this prospectus and any filed free writing prospectus and the offering and sale of the ADSs may be restricted by law in your jurisdiction. If you have received this prospectus and any filed free writing prospectus, you are required by us and the underwriters to inform yourself about and observe any restrictions as to the offering of the ADSs and the distribution of this prospectus.

Conventions That Apply to this Prospectus

All references in this prospectus to “BCD,” “we,” “us” or “our” are references to BCD Semiconductor Manufacturing Limited, a Cayman Islands company, and its subsidiaries.

References in this prospectus to:

•	“AC/DC” are to alternating current to direct current conversions;

•	“BCDMOS” are to a family of mixed semiconductor processes that combine double-diffused metal-oxide semiconductors, or DMOS, with bipolar and CMOS technologies;

•	“BiCMOS” are to a family of mixed semiconductor processes that combine bipolar with CMOS technologies;

•	“Bipolar technologies” are to integrated circuit manufacturing processes, which fabricate diodes and junction transistors on a semiconductor substrate;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this prospectus Hong Kong, Macau and Taiwan, except where noted;

•	“CMOS” are to complementary metal-oxide-semiconductor processes;

•	“DC/DC” are to direct current to direct current conversions;

•	“Fab” are to a wafer fabrication facility;

•	“Linear” are to electronic devices that operate in a linear amplifying range;

•	“ODMs” are to original design manufacturers;

•	“OEMs” are to original equipment manufacturers;

•	“Power management ICs” are to integrated circuits that control electrical power conversions;

•	“RMB” are to Renminbi, the currency of the PRC;

•	“Standard linear products” are to analog integrated circuits that operate in a linear amplifying range, which are typically offered by multiple vendors in industry standard pin-compatible designs; and

•	“$” are to U.S. dollars.

This prospectus contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Except for conversions in the Consolidated Financial Statements, all translations of RMB into U.S. dollars (unless otherwise stated) have been made at the exchange rate on September 30, 2010, which was RMB6.6905 to $1.00, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Our Financial Condition and Business—The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance” for a discussion of the effects on BCD of fluctuating exchange rates. On January 14, 2011, the noon buying rate was RMB6.5876 to $1.00.

References to our current Memorandum and Articles of Association are to our Second Amended and Restated Memorandum of Association and our Third Amended and Restated Articles of Association, as amended, which are currently in effect.

References to our post-offering Memorandum and Articles of Association are to the Third Amended and Restated Memorandum of Association and Fourth Amended and Restated Articles of Association, which will become effective upon the completion of the offering.

References to “U.S. GAAP” mean generally accepted accounting principles in the United States. Our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

Unless otherwise indicated, references to “revenue” mean our net revenue.

Prospectus Summary

The following summary is qualified by, and should be read in conjunction with, the more detailed information and the financial statements and related notes appearing elsewhere in this prospectus. You should read the entire prospectus carefully in evaluating an investment in our securities.

Our Business

We are a leading China-based provider of analog integrated circuits, or ICs, specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs including ASUSTeK Computer, Inc., Changhong Electric Co., Ltd., Chicony Power Technology Co., Ltd., or Hipro, Emerson Electric Co., Foxconn Electronics Inc., Giga-Byte Technology Co., Ltd., Guangzhou Digital Rowa Technology Company Limited, or Rowa, Konka Group Co., Ltd., LG Electronics Inc., TP-LINK Technologies Co., Ltd and TPV Technology Limited. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure, and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We employ a large and growing base of over 290 engineers, 83 of whom focus on analog design. We believe our manufacturing capabilities enable us to customize a broad range of semiconductor process technologies to optimize product performance and cost. Our operations in China allow us to maintain close, direct business and technical relationships with leading OEMs, ODMs and distributors in the region. Furthermore, we believe this results in cost advantages over our competitors and positions us to benefit from the growing demand for semiconductors in Asia. Gartner, an independent research firm, projects in its report titled Gartner Forecast: Electronic Equipment Production and Semiconductor Consumption by Application, Worldwide, 2006-2014, 4Q10 Update dated January 2011 that Asia will continue to be the largest market for semiconductors worldwide and will grow at a 12.9% compound annual growth rate from $136.1 billion in 2009 to $249.9 billion in 2014. We believe we are well positioned to increase our market share in this expanding market.

We were founded in 2000 and are headquartered in Shanghai, China with other offices in China, South Korea, Taiwan and the United States. In the quarter ended September 30, 2010, we shipped an average of more than 312 million units per month. For the year ended December 31, 2009 and the nine months ended September 30, 2010, our total revenue was $100.8 million and $101.3 million, respectively, and our net income was $6.9 million and $16.7 million, respectively. As of September 30, 2010, our accumulated deficit was $41.6 million.

Industry Background

As computing, consumer and communications devices continue to increase in sophistication, power management ICs play an increasingly critical role in enhancing system efficiency and performance. Power management ICs deliver power, regulate voltage and control the flow of energy across the functional areas of an electronic device and are key to reducing power consumption, extending battery life, maintaining system stability and, compared to legacy discrete solutions, reducing form factor. Relative to digital semiconductors, which process binary information, analog power management ICs must detect, analyze and manage real world phenomena, such as electrical currents and voltages, under a wide variety of operating specifications for particular applications. These ICs must often operate in rigorous conditions, such as high-voltage and high-current environments, and they must maintain low error levels while delivering and managing power across an electronic device.

Gartner projects in its report titled Gartner Forecast: Power Management ICs, Worldwide, 2009-2014 dated June 2010 that the global market for power management ICs for computing, consumer and communications applications will grow from $5.6 billion in 2009 to $9.4 billion in 2014. Characteristics of power management ICs, and the power management market in general, include the following:

•

Analog design complexity. The design of analog power management ICs generally involves greater variety and less repetition than digital design and does not readily lend itself to standard design tools.

•

Demand for increased energy efficiency. Demand for improved battery life from consumers, environmental concerns and government mandates are driving the need for increased energy efficiency in semiconductor devices.

•	Price sensitivity. Suppliers of power management ICs must deliver the required level of performance at the lowest cost possible to remain competitive.

•	Specialized manufacturing processes. Analog power management IC suppliers typically require specialized process technologies to improve performance and manufacturing cost.

•

System-level knowledge and support. OEMs and ODMs frequently look to their power management IC suppliers to provide system-level insight as well as design and technical support in order to reduce their time-to-market.

•

Importance of Asia-based operations. Asia is the largest market for semiconductor consumption, and there are currently very few analog semiconductor providers and even fewer power management IC vendors in the region.

Our Strengths

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We believe we have been able to capitalize on Asia’s central role in the global design and manufacture of electronics by providing a broad portfolio of reliable, high performance products and strong system-level technical support in the region. Our competitive strengths include the following:

•

Integrated design, process technology and manufacturing in China. We integrate circuit design and process technology expertise with in-house manufacturing, all based in China, to meet significant technical challenges and deliver cost-effective, reliable and differentiated power management ICs.

•

Broad product portfolio. We have a broad portfolio of more than 300 power management ICs, including linear ICs, AC/DC products, DC/DC products and other power management ICs. By offering a diverse product portfolio, we enable our end customers to simplify their supply chain logistics and reduce their costs, while creating additional opportunities to cross sell our products as part of a broader system design.

•

Analog design and system-level expertise. We have assembled a sizable engineering team with significant analog power management IC design and system-level expertise. We believe our access to high quality, low cost engineering talent in China results in significant cost advantages over our competitors. In addition, our system-level expertise helps our customers reduce design costs while improving product reliability, energy efficiency and time-to-market.

•

Diverse customer base and established brand with leading electronics manufacturers in Asia. We believe we have developed a recognized brand and reputation among the world’s leading electronics manufacturers as a provider of high quality, cost-competitive power management ICs. Our ICs are incorporated into products sold by the top five motherboard manufacturers and four of the top five LCD television manufacturers, as well as in chargers sold by the world’s top four mobile phone manufacturers.

•

Experienced management team. We believe the domain expertise and global experience of our management team is a key competitive advantage. Our management team averages more than 20 years of experience in the semiconductor industry.

Our Strategy

Our goal is to become the largest provider of power management ICs across Asia to leading OEMs and ODMs in the computing, consumer and communications markets. Key elements of our strategy include:

•

Increasing market share in high volume markets. We intend to continue to focus on high volume, rapidly growing segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices.

•

Expanding our product portfolio. We plan to continue to rapidly expand our product portfolio of power management ICs. We intend to offer complete power management solutions to our customers, thereby reducing complexity within their supply chains and strengthening our position with these customers.

•

Advancing our analog technical expertise. We plan to continue to attract and retain highly qualified analog engineers with experience in designing power management ICs. We will continue to focus on the integration of design and process technologies to help us deliver cost-effective, reliable and high-performance products.

•

Expanding our manufacturing capabilities in China. We plan to continue to invest in manufacturing capacity to support our growth, accelerate our process technology innovation and further leverage the cost advantages of our China-based operations. We intend to build a second wafer fabrication facility to increase our capacity and to manufacture higher performance products at more advanced geometries.

•

Continuing to strengthen and promote our brand. We will continue to promote our brand through targeted sales and marketing efforts to increase our customer base and further penetrate existing customers.

Risks and Challenges

Our business is subject to numerous risks. You should carefully read “Risk Factors” for an explanation of these risks before investing in our ADSs. These risks include, among others, that:

•	We depend on growth in the end markets that use our products, and if these markets do not grow as we expect, our business and results of operations could be materially adversely affected.

•	Our future growth depends in part on expanding our market share with leading ODMs and OEMs.

•	The average selling prices of our products have historically decreased and will likely do so in the future, which could harm our revenue and gross margins.

•	Our ability to grow our revenue and improve our results of operations will be negatively impacted if we are unable to execute on our plan to build a second fab.

•

The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance.

•	Our manufacturing processes are complex and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

•	Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

Corporate Information

We were incorporated in Bermuda in September 2000 as a limited liability exempted company and changed the jurisdiction of our incorporation to the Cayman Islands in April 2004. Our principal executive offices are located at No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China. Our telephone number in Shanghai is (+86-21) 2416-2266. Our website is www.bcdsemi.com. Information contained on our website does not constitute part of this prospectus.

Our Corporate Structure

We are a holding company with two wholly owned PRC direct subsidiaries and one Hong Kong direct subsidiary. Our direct PRC subsidiaries are Shanghai SIM-BCD Semiconductor Manufacturing Co. Ltd., or SIM-BCD, which is our primary operating entity, and BCD (Shanghai) Semiconductor Manufacturing Limited, or BCD Shanghai. In August 2010, we began the steps necessary to dissolve BCD Shanghai. We expect the dissolution to be completed in June 2011. Our direct Hong Kong subsidiary is BCD Semiconductor Limited, or BCD HK. We also hold five indirect subsidiaries. See “Business—Our Corporate Structure.”

We also have a liaison office of Excel HK in South Korea.

Third-Party Data

The Gartner Reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

Although we have not independently verified the data in the Gartner Reports, we have assessed the information from the Gartner Reports presented herein and found it to be reasonable and we believe the Gartner Reports are reliable.

The Offering

ADSs offered by us	4,333,333 ADSs

ADSs offered by the selling shareholders	1,666,667 ADSs

Overallotment option	We have granted a 30-day option to the underwriters to purchase up to an aggregate of 900,000 additional ADSs to cover overallotments of ADSs.

The ADSs	Each ADS represents six ordinary shares, par value $0.001 per ordinary share. You will have the rights of an ADS holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after this offering	6,000,000 ADSs (or 6,900,000 ADSs if the underwriters exercise the overallotment option in full).

Ordinary shares outstanding immediately after this offering	106,420,562 ordinary shares (or 111,820,562 ordinary shares if the underwriters exercise the overallotment option in full) (calculated based upon the assumptions described below).

Depositary	Deutsche Bank Trust Company Americas

Use of proceeds

We intend to use approximately $24.5 million of the net proceeds of this offering to finance the construction of our second wafer fabrication facility. We also intend to use up to $6.0 million of the net proceeds to repay certain short-term loans. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, including marketing, research and development and other capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies, although we do not have agreements or commitments for any specific acquisitions at this time.

Nasdaq Global Select Market listing

We have been approved to list our ADSs on the Nasdaq Global Select Market under the symbol “BCDS.” Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Principal Executive Office

Our principal executive offices are located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241, People’s Republic of China and our phone number is (+86-21) 2416-2266.

The pro forma number of ordinary shares to be outstanding following the offering is based on 80,420,564 shares outstanding as of September 30, 2010, which gives effect to the issuance of 63,235,289 ordinary shares upon the conversion of 27,660,000 Series A preference shares on a 1:1 basis, 10,575,289 Series B preference shares on a 1:1 basis and 20,000,000 Series C preference shares on a 1:1.25 basis.

The number of ordinary shares to be outstanding following the offering excludes:

•	16,665,695 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2010, with a weighted average exercise price of $0.71 per ordinary share;

•	202,500 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2010, which have a weighted average exercise price of $2.27 per ordinary share;

•	12,276,461 ordinary shares reserved for future grants under our equity incentive plan; and

•

2,000,001 ordinary shares issuable upon conversion of 1,600,000 Series C preference shares issuable upon the exercise of warrants to purchase Series C preference shares outstanding as of September 30, 2010, which have a weighted average exercise price of $2.00 per share.

Except as otherwise indicated, all information contained in this prospectus assumes and reflects the following:

•	no exercise of the underwriters’ overallotment option;

•	no exercise after September 30, 2010 of options and warrants to purchase ordinary shares outstanding as of September 30, 2010; and

•

the effectiveness of our post-offering Amended and Restated Memorandum of Association and post-offering Amended and Restated Articles of Association immediately following the conversion of our preference shares into ordinary shares immediately prior to the completion of the offering, which increases the authorized number of ordinary shares to 1,000,000,000 and creates 50,000,000 undesignated preference shares.

Summary Consolidated Financial Data

The following summary consolidated financial and other data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The summary consolidated financial data presented below for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2009 and for the nine months ended September 30, 2009 and 2010 and as of September 30, 2010 is derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information contained in those statements. Historical results are not necessarily indicative of results to be expected in any future period.

	Years ended December 31,			Six months ended June 30,		Nine months ended September 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
Consolidated Statements of Operations Data:
Net revenue	$98,683	$88,085	$100,844	$42,271	$62,701	$73,175	$101,270
Cost of revenue	76,466	69,587	75,230	34,471	42,613	56,200	67,803

Gross profit	22,217	18,498	25,614	7,800	20,088	16,975	33,467

Operating expenses:
Research and development	5,947	7,013	6,244	2,850	3,692	4,406	5,611
Selling and marketing	3,577	4,487	5,422	2,259	3,166	3,737	5,089
General and administrative	11,349	10,178	7,661	3,195	3,360	5,221	5,458

Total operating expenses	20,873	21,678	19,327	8,304	10,218	13,364	16,158

Income (loss) from operations	1,344	(3,180)	6,287	(504)	9,870	3,611	17,309
Other income (expense), net	(41)	(1,665)	44	43	298	(449)	289
Income tax expense (benefit)	697	(43)	(577)	—	516	(288)	936

Net income (loss)	$606	$(4,802)	$6,908	$(461)	$9,652	$3,450	$16,662

Net income (loss) per share:
Basic-ordinary shares	$0.01	$(0.30)	$0.09	$(0.03)	$0.13	$0.05	$0.23

Basic-convertible preference shares	$0.01	$—	$0.09	$—	$0.13	$0.05	$0.22

Diluted-ordinary shares	$0.00	$(0.30)	$0.08	$(0.03)	$0.08	$0.04	$0.14

Diluted-convertible preference shares	$0.00	$—	$0.09	$—	$0.13	$0.05	$0.22

Shares used to compute net income (loss) per share
Basic-ordinary shares	14,463,325	16,693,525	16,710,192	16,710,192	16,740,748	16,710,192	16,811,868

Basic-convertible preference shares	58,168,622	—	58,235,289	—	58,235,289	58,235,289	58,235,289

Diluted-ordinary shares	23,448,325	16,693,525	19,142,046	16,710,192	26,781,809	18,703,925	27,117,409

Diluted-convertible preference shares	58,799,565	—	58,325,855	—	58,604,520	58,335,289	58,585,289

Pro forma net income (loss) per share (unaudited)(1)
Basic-ordinary shares			$(0.06)		$(0.03)		$0.06

Diluted-ordinary shares			$(0.06)		$(0.03)		$0.05

Basic-ADS			$(0.37)		$(0.16)		$0.36

Diluted-ADS			$(0.37)		$(0.16)		$0.32

Shares used to compute pro forma net income (loss) per share (unaudited)(1)
Basic-ordinary shares			79,945,481		79,976,037		80,047,157

Diluted-ordinary shares			79,945,481		79,976,037		90,426,534

(Dollars in thousands, except share and per share information)

(1)

Pro forma unaudited basic and diluted net income (loss) per ordinary share is computed using net income (loss) per weighted average ordinary share after giving effect to the conversion of all preference shares outstanding as of December 31, 2009, June 30, 2010 and September 30, 2010 into 63,235,289 ordinary shares.

	As of September 30, 2010
	Actual	Pro Forma As Adjusted(1)(2)
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and restricted cash	$42,586	$86,231
Working capital	35,644	80,549
Total assets	127,933	171,578
Warrant liability	1,260	—
Other liabilities	3,466	3,466
Convertible redeemable preference shares	90,569	—
Total shareholders’ equity (capital deficiency)	$(21,787)	$113,687

(Dollars in thousands)
(1)	On a pro forma as adjusted basis to give effect to:
•	the issuance of 63,235,289 ordinary shares upon the conversion of our preference shares outstanding as of September 30, 2010 into ordinary shares upon completion of the offering; and
•

our sale of 4,333,333 ADSs representing 25,999,998 ordinary shares in the offering at an assumed initial public offering price of $11.50 per ADS, and our receipt of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and restricted cash, total shareholders’ equity (deficit) and total capitalization by $4.0 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of 100,000 ADSs in the number of ADSs offered by us would increase (decrease) each of cash and restricted cash, total shareholders’ equity (deficit) and total capitalization by approximately $1.1 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

	Years ended December 31,			Six months ended June 30,		Nine months ended September 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
Other Financial Data:
Net cash provided by (used in) operating activities	$10,548	$9,616	$18,494	$7,324	$8,341	$14,417	$14,308
Net cash provided by (used in) investing activities	(10,790)	(12,168)	(3,519)	(4,354)	(5,231)	(1,987)	(11,836)
Net cash provided by (used in) financing activities	5,016	(4,579)	(3,580)	(85)	(2,677)	(3,581)	(633)
Net increase (decrease) in cash	4,774	(7,131)	11,395	2,885	433	8,849	1,839

(Dollars in thousands)

Recent Developments

Although our audited financial statements for the year ended December 31, 2010 are not yet complete, the following information reflects our results based on currently available information.

Net revenue was approximately $31.6 million for the quarter ended December 31, 2010 which increased approximately 14.1% from the quarter ended December 31, 2009. Compared to the quarter ended September 30, 2010, fourth quarter 2010 net revenue represents a decrease of approximately 18.2%, reflecting the seasonality in our business.

We estimate gross profit for the quarter ended December 31, 2010 to be in the range of $9.9 million to $10.1 million, representing 31.4% to 32.0% of net revenue, compared to $8.6 million, or 31.2% of net revenue, for the quarter ended December 31, 2009 and $13.4 million, or 34.7% of net revenue, for the quarter ended September 30, 2010. The decrease in gross profit from the quarter ended September 30, 2010 primarily reflects the decrease in net revenue as a result of the seasonality in our business.

We estimate operating income for the quarter ended December 31, 2010 to be in the range of $4.0 million to $4.2 million, compared to $2.7 million for the quarter ended December 31, 2009 and $7.4 million for the quarter ended September 30, 2010. As a percentage of net revenue, the fourth quarter 2010 operating income is estimated to be in the range of 12.7% to 13.3% compared to 9.7% for the quarter ended December 31, 2009 and 19.3% for the quarter ended September 30, 2010.

We estimate net income attributable to shareholders for the quarter ended December 31, 2010 to be in the range of $3.2 million to $3.7 million, compared to $3.5 million for the quarter ended December 31, 2009 and $7.0 million for the quarter ended September 30, 2010, reflecting the seasonality of our business and an increase in our warrant liability. As a percentage of net revenue, the fourth quarter 2010 net income attributable to shareholders is estimated to be in the range of 10.2% to 11.7% compared to 12.5% for the quarter ended December 31, 2009 and 18.2% for the quarter ended September 30, 2010.

We estimate net income attributable to ordinary shareholders for the quarter ended December 31, 2010 to be in the range of $0.7 million to $0.8 million, compared to $1.6 million for the quarter ended September 30, 2010. As a percentage of net revenue, the fourth quarter 2010 net income attributable to ordinary shareholders is estimated to be in the range of 2.2% to 2.7%, compared to 4.2% for the quarter ended September 30, 2010.

We estimate net income per share attributable to Basic-ordinary shares, Basic-convertible preference shares, Diluted-ordinary shares and Diluted convertible preference shares for the quarter ended December 31, 2010 to be in the ranges of $0.04 to $0.05 per share, $0.04 to $0.05 per share, approximately $0.03 per share and $0.04 to $0.05 per share, respectively, compared to $0.10 per share, $0.09 per share, $0.06 per share and $0.09 per share, respectively, for the quarter ended September 30, 2010.

We estimate net income per share attributable to Basic-ordinary shares, Basic-convertible preference shares, Diluted-ordinary shares and Diluted-convertible preference shares for the year ended December 31, 2010 to be in the ranges of $0.26 to $0.27 per share, $0.26 to $0.27 per share, $0.16 to $0.17 per share and $0.26 to $0.27 per share, respectively, compared to $0.09 per share, $0.09 per share, $0.08 per share and $0.09 per share, respectively, for the year ended December 31, 2009.

Our estimates for revenue, gross profit, operating income, net income attributable to shareholders, net income attributable to ordinary shareholders and net income per share attributable to Basic-ordinary shares, Basic-convertible preference shares, Diluted-ordinary shares and Diluted-convertible preference shares are not yet final and are subject to further review. We are currently performing our annual review procedures for the year ended December 31, 2010.

Risk Factors

An investment in our ADSs involves a high degree of risk. You should carefully consider the following information about risks, together with the other information contained in this prospectus, including our consolidated financial statements and related notes, before you decide to buy our ADSs. If any of the circumstances or events described below actually arises or occurs, our business, results of operations and financial condition would likely suffer. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risks described below and elsewhere in this prospectus.

Risks Related to Our Financial Condition and Business

We depend on growth in the end markets that use our products. If these markets do not grow as we expect, our business and results of operations could be materially adversely affected.

Our continued success will depend in large part on the growth of various industries that use power management semiconductors, including the consumer, computer and communications markets, and on general economic growth. Factors affecting these markets as a whole could have an adverse impact on our end customers and, as a result, have an adverse impact on us. These factors include:

•	recessionary periods or periods of reduced growth in our end customers’ markets;

•	the inability of our end customers to adapt to rapidly changing technology and evolving industry standards;

•	the possibility that our end customers’ products may become obsolete or the failure of our end customers’ products to gain widespread commercial acceptance; and

•	the possibility of reduced consumer demand for our end customers’ products.

The global credit and financial markets experienced extreme volatility and disruptions during the second half of 2008 and continued into 2009, including decreased consumer confidence, lower economic growth, volatile energy costs, increased unemployment rates and uncertainty about economic stability. As a result, the growth in the end markets that use our products was reduced. If our end markets do not grow as we expect, our business and results of operations would be harmed.

Our future growth depends in part on expanding our market share with leading ODMs and OEMs. If we cannot expand our market share with leading ODMs and OEMs, our ability to grow will be limited.

We intend to grow our revenue from leading computing, consumer and communications electronics ODMs and OEMs. We anticipate that these efforts will require us to make substantial investments in research and development to commercialize innovative products that address market demands. These efforts may not result in our products being incorporated into an end customer’s product. We also expect that our target end customers would place considerable pressure on us to meet their tight development schedules. In addition, these customers often require extensive support, which may require us to significantly expand our customer support organization. We may have to devote a substantial amount of our limited resources to these efforts, which could detract our focus from or delay our completion of other important projects. Delays in these projects could impair our relationships with existing customers and negatively impact sales. If we cannot continue to attract leading ODMs and OEMs in the future, our ability to grow will be limited.

The average selling prices of our products have historically decreased and will likely do so in the future, which could harm our revenue and gross margins.

As is typical in the semiconductor industry, the average selling prices of our products have historically declined. In the past, we have reduced the average selling prices of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors and other factors. For example, we compete for the sale of most of our linear products on a quarterly basis with a critical factor being price. We expect that we will have to reduce prices in the future for our products. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. Our business, results of operations, financial condition and prospects will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

If we are unable to execute on our plan to build a second fab, our ability to grow our revenue and improve our results of operations will be negatively impacted.

In order to support our growth, we plan to build a second fab pursuant to an investment agreement between two of our subsidiaries and Shanghai ZiZhu Science-based Industrial Park Development Company, or ZiZhu Development. We may incur cost overruns in the construction of the second fab, which may cause us to incur more expenses than we currently project. There are a number of events that could delay the development of our second fab or increase the costs of building and equipping it in accordance with our plans. Such potential events include, but are not limited to:

•	shortages and late delivery of building materials and facility equipment;

•	delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•	failures or delays in securing the necessary governmental approvals;

•	seasonal factors, such as a long and intensive wet season that limits construction;

•	labor disputes;

•	design or construction changes with respect to building spaces or equipment layout; and

•	technological, capacity and other changes to our plans for our second fab necessitated by changes in market conditions.

Furthermore, delays in building and equipping our second fab or our inability to execute on our plan to build a second fab could negatively impact our ability to grow our revenue and improve our gross margins. This could also cause us to continue to increase our dependence on third-party foundries to manufacture our products, which could result in the loss or delayed receipt of earnings or an increase in financing costs, either of which would adversely affect our business and results of operations.

Delays in building and equipping our second fab or our inability to execute on our plan to build a second fab may also cause us not to meet our obligations under our investment agreement with ZiZhu Development, which would subject us to a number of significant adverse consequences including, but not limited to, loss of eligibility for all the favorable tax rebates and other incentives enjoyed by us under our investment agreement with ZiZhu Development and return of favorable tax rebates and other incentives.

We may not sustain our recent revenue growth.

We have experienced significant recent revenue growth due primarily to growth in sales of all categories of IC products that we sell across all our target markets. For example, our revenue increased from $73.2 million in the nine months ended September 30, 2009 to $101.3 million in the nine months ended September 30, 2010. However, in the future we may not continue to experience a similar rate of revenue growth, if any. Accordingly, you should not rely on the results of any prior quarterly or annual period as an indication of our future operating performance.

Our results of operations may fluctuate from quarter to quarter, which may make it difficult to predict our future performance.

Our revenue, expenses and results of operations may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside our control. Historically, the following factors have caused our revenue, expenses and results of operations to fluctuate:

•	cyclicality in the semiconductor industry;

•	seasonality in the sales of our products, including a general tendency for slower business during the first quarter and, to a lesser extent, the fourth quarter;

•	our distributors’ and end customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•	changes in the relative mix of our product sales, which have different average selling prices and gross margins;

•	the timing of expansion and development of our facilities;

•	the loss of our end customers or distributors or a significant reduction or postponement of orders from our end customers or distributors;

•	the timing of our new product introductions and the qualification of those products by our end customers;

•	the timing and duration associated with our planned and unplanned fab maintenance;

•	inventory write-downs, including write-downs due to obsolete inventory;

•	a high number of days sales outstanding necessitating a write-off in our accounts receivable; and

•	sudden declines in our average selling prices, due to competitive pressures caused by factors such as new product introductions or price reductions on competitive products.

In addition to the above factors, which may continue to cause our results of operations to fluctuate in the future, we expect that our revenue, expenses and results of operations may fluctuate in the future upon the occurrence of one or more of the following factors:

•	our inability to accurately forecast distributor and end customer demand and develop products that our distributors and end customers purchase in quantity;

•	our inability to obtain sufficient quantities of equipment and raw materials in a timely manner and at reasonable prices;

•	our reliance on third-party manufacturers;

•	the build-out of our second fab and the amount and timing of the associated payments;

•	changes in manufacturing yields;

•	our inability to develop new process technologies and achieve volume production using these technologies;

•	changes in exchange rates and interest rates;

•	changes in domestic and international tax laws; and

•	changes in geopolitical stability, especially changes affecting China, Taiwan, Japan, South Korea and in Asia in general.

Due to the factors noted above and other risks discussed in this section, many of which are beyond our control, you should not rely on quarter-to-quarter comparisons to predict our future financial performance. Unfavorable changes in any of the above factors may adversely affect our business and results of operations.

Our reliance on distributors to sell substantially all of our products subjects us to a number of risks.

We sell substantially all of our products to distributors, who in turn sell to our end customers. Our distributors typically offer power management semiconductors from several different companies, including our direct competitors. These distributors assume collection risk and provide logistical services to end customers, including stocking our products. We believe that our success will continue to depend upon maintaining our relationships with distributors. Our reliance on distributors subjects us to a number of risks, including:

•	potential reduction or discontinuation of sales of our products by our distributors;

•	failure by our distributors to devote resources necessary to sell our products at the prices, in the volumes and within the time frames that we expect;

•	our distributors focusing their sales efforts on products of our competitors;

•

dependence upon the continued viability and financial resources of our distributors, some of which are small organizations with limited working capital and all of which depend on general economic conditions and conditions within the semiconductor industry;

•	dependence on the timeliness and accuracy of shipment forecasts and resale reports from our distributors;

•	management of relationships with our distributors, which can deteriorate as a result of conflicts with efforts to sell directly to our end customers; and

•	termination of our agreements with our distributors which are generally terminable by either party on short notice.

If any significant distributor becomes unable or unwilling to promote and sell our products, or if we are not able to renew our contracts with the distributors on acceptable terms, we may not be able to find a replacement distributor on reasonable terms, in a timely manner or at all and our business could be harmed.

The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB; therefore, appreciations in the value of the RMB may have a material adverse effect on our financial performance.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the current policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in an approximately 19% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2010. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar. Recently, the People’s Bank of China has decided to proceed further with reform of the RMB exchange regime and to enhance the RMB exchange rate flexibility, though it is not yet clear what effect this will have on exchange rates.

Although the majority of our revenue is denominated in U.S. dollars, most of our expenses are denominated in RMB. We use the U.S. dollar as the reporting currency for our financial statements. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position. For example, based on our results of operations for the year ended December 31, 2009, a 1.0% appreciation of the RMB against the U.S. dollar will result in an estimated increase of approximately $403,000 in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB will result in an estimated decrease of approximately $403,000 in costs and expenses. In addition, to the extent that we need to convert the U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB we receive from the conversion.

Claims by third parties that we have infringed their intellectual property rights could result in significant costs, reduce sales of our products and cause our results of operations to suffer.

As is typical in the semiconductor industry, we or our customers may receive claims of infringement from time to time or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties that may cover some of our technology, products and foundry services or those of our end customers. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights which has resulted in protracted and expensive arbitration and litigation for many companies. Patent litigation has increased in recent years owing to increased assertions made by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets.

Any litigation or arbitration regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. We have in the past and may from time to time in the future become involved in litigation that requires our management to commit significant resources and time. For example, in 2007, Power Integrations, Inc., a San Jose, California-based analog semiconductor company, or Power Integrations, filed a lawsuit against us alleging that certain controller chips produced and sold by our subsidiaries infringed certain patents held by Power Integrations. We entered into a final court-supervised settlement with Power Integrations in February 2009 under which we were not obligated to pay Power Integrations any monetary damages, but we agreed to continue not to sell directly or indirectly in the U.S. or knowingly assist others to sell in the U.S. certain products that we did not sell in the U.S. prior to the settlement. Also, we have received letters from time to time regarding possible infringement of intellectual property by certain of our products, including a letter in August 2009 from a large contract manufacturer. In October 2009, we offered a one-time payment to this contract manufacturer in exchange for a release of any claims of infringement relating to such products. This matter has not yet been settled. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property arbitration or litigation involves significant risks.

Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	incur significant legal expenses;

•	pay monetary damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

In addition, we have agreed to indemnify our end customers and independent distributors in some circumstances against liability arising from claims that our products infringe or otherwise violate third party intellectual property rights. Any such claims or actions against our end customers or distributors could require us to incur significant expenses in responding to these claims or actions and to pay substantial damages, either of which could adversely affect our business and results of operations.

We may be unable to effectively protect our intellectual property, which would negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We currently rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as do the laws of the United States. In particular, the intellectual property laws of China are relatively new and less protective of intellectual property rights than the laws of the United States. Historically, PRC courts often have not enforced the intellectual property laws of China to the same degree United States courts might enforce the intellectual property laws of the United States. In addition, some of our personnel may terminate their employment with us, join our competitors and breach their confidentiality agreements with us. We cannot be certain that we will obtain sufficient patent protection for our technology or that the patents that we do obtain will not be invalidated, circumvented, challenged or declared invalid or unenforceable. If we are unable to successfully protect our intellectual property, our ability to compete will be adversely affected.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect our financial results could be negatively impacted.

Our sales are typically made pursuant to individual purchase orders, and we do not have long-term contracts with our distributors and other customers. In addition, our customers may cancel purchase orders or defer the shipments of our products. Due to the lead time to build a product, we manufacture our products according to our estimates of customer demand in advance of receiving specific purchase orders. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may manufacture products that we may not be able to sell. As a result, we would have excess inventory, which would harm our results of operations. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

If we cannot compete successfully in our industry, our results of operations and financial condition will be adversely affected.

Our markets are highly competitive and we face significant competition. We compete with global analog semiconductor providers, such as Advanced Analog Technology, Inc.; Diodes, Inc.; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; STMicroelectronics N.V. and Texas Instruments Incorporated. Some of these companies have substantially greater financial, technical, marketing and management resources than we have. As a result, these companies may be able to compete more successfully over a longer period of time than we can. Price is a crucial area of competition and intense competition can at times lead to significant pricing pressure that may cause unexpected declines in our average selling prices. In addition, our ability to compete successfully depends to some extent upon factors outside of our control, including import and export controls, exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments. If we cannot compete successfully, our results of operations and financial condition will be adversely affected.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, uncertain product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant and sometimes prolonged, downturns. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns in the semiconductor industry may reduce our revenue and result in us having excess inventory.

If we are unable to construct wafer manufacturing facilities that we are contractually committed to build or put the facilities in operation within a certain period of time, we may lose certain assets and suffer other adverse consequences, which would harm our business, results of operations and financial condition.

In August 2010, two of our wholly-owned subsidiaries, BCD Shanghai and BCD (Shanghai) ME, entered into an investment agreement with ZiZhu Development to construct wafer manufacturing facilities in the Shanghai ZiZhu Science-based Industrial Park, or ZiZhu Science Park. In accordance with the agreement, BCD (Shanghai) ME is required to start construction before the end of 2010, and finish all construction and formally put the facilities into operation by the end of 2012. Furthermore, all parties agreed that the investment scale of BCD (Shanghai) ME will be determined based on its registered capital and occupied property. We have entered into an agreement for the construction of our second fab and began construction of our second fab in November 2010.

If we fail to finish the construction of the wafer manufacturing facilities or put the facilities in operation within the timeframe mentioned above, we may be subject to a number of significant adverse consequences including, but not limited to, loss of eligibility for all favorable tax rebates and other incentives enjoyed by us under our investment agreement with ZiZhu Development and return of favorable tax rebates and other incentives. Furthermore, ZiZhu Development may repossess any land that is not developed by the end of 2012. If these consequences were to occur, our business, results of operations and financial condition would be harmed.

If we fail to consistently anticipate trends in technology development, we may be unable to maintain or increase our revenue and operating margins.

If we are unable to anticipate the trends in technology development in our industry and rapidly develop and implement new and innovative technology, we may not be able to produce sufficiently advanced products at competitive prices and in a timely manner. In addition to innovation at the IC level, our business is also characterized by a requirement to innovate with respect to process technology to deliver optimal product performance at a low cost. If we are unable to keep pace with advances in process technology, our products may not perform at levels comparable to competitive offerings. As the life cycle for a technology matures, the average selling price falls. Accordingly, unless we continually produce sufficiently advanced products at competitive prices, our customers may choose to purchase products from our competitors and the average selling prices of our products may fall, either of which would adversely affect our business and operating margins.

We may be unable to make the research and development investments necessary to expand our business and meet our strategic objectives.

We must continue to make investments in research and development in order to develop and bring to market new and enhanced technologies and products and, in particular, to create more sophisticated and differentiated products which carry higher gross margins. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is necessary to remain competitive and deliver products to satisfy demand.

If we are unable to effectively manage our resources in anticipation of the expected seasonality of our revenue, our quarterly results of operations may suffer.

Because we provide power management ICs to the consumer electronics market, our business is subject to seasonality. We typically experience decreased revenue, fab utilization and gross margins in the first quarter and, to a lesser extent, in the fourth quarter of each year. If we or our customers are left with excess inventory due to seasonality, our business, financial condition and results of operations may suffer.

Our sales cycles can be long, which could result in uncertainty and delays in generating revenue.

Our sales cycles vary substantially and can range from three months to two years. In addition, even after we make an initial product shipment, it may take our end customer several more months to reach full production of its product. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. As a result, orders ultimately received may not meet our expectations with respect to timing, product, volume, price or other terms, which could adversely affect our results of operations and cause our actual results to vary from our forecasts.

Defects and poor performance in our products could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our analog products are complex and may contain undetected errors or failures, especially when first introduced or as new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and cause significant customer relations and business reputation problems. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be adversely affected. Furthermore, errors or defects may arise from raw materials supplied by third parties that are beyond our detection or control, which could lead to additional customer returns or product warranty claims.

Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. A successful product liability claim could require us to make significant damage payments. OEMs and ODMs generally expect suppliers to provide warranties for their products and look to them for contributions when faced with product liability claims or recalls. We generally provide such warranties to our OEMs and ODMs for product defects. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have a material adverse effect on our business, results of operations and financial condition.

If we lose one or more of our key personnel or if we are unable to recruit and retain skilled personnel, our operations could be disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of the members of our key executive officers and our design engineering staff. We do not carry key person insurance on any of our personnel. If we lose the services of any of our key executive officers, it could be difficult to find, relocate and integrate adequate replacement personnel into our operations. Furthermore, if we lose the services of key members of our engineering staff, it could be difficult to locate, hire and integrate design and process engineers with comparable analog design and process technology experience and educational background. Any such loss of personnel could adversely affect our operations and the growth of our business.

We will need to hire an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. There is intense competition for the services of these personnel in the semiconductor industry. In addition, we expect demand for skilled and experienced personnel in China to increase in the future as new analog design and wafer fabrication facilities and other similar high technology businesses are established there. Furthermore, analog engineers are in great demand and short supply worldwide. If we are unable to retain our existing personnel, particularly our design engineers, or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our limited operating history makes it difficult to evaluate our business and prospects.

We were founded in September 2000 and commenced commercial production of analog semiconductors in September 2002. Because of our limited operating history, there may not be an adequate basis upon which to evaluate our business and to form a judgment as to our future results of operations and prospects. Due to our limited operating history, we have only limited insight into trends that may emerge that may adversely affect our business and results of operations.

Our rapid growth has presented significant challenges to our management and administrative systems and resources, and we may experience difficulties managing our operations, particularly as we take on additional responsibilities as a public company in the United States, which may adversely affect our business and results of operations.

Our revenue grew from $69.7 million in 2006 to $100.8 million in 2009. On December 31, 2006, we had 826 employees and on December 31, 2009 we had 1,008 employees. During this time, we enhanced and upgraded our fab, assembled our design and management teams, developed our distributor relationships and developed outsourcing relationships with foundries. This expansion has presented, and continues to present, significant challenges for our management and administrative systems and resources. If we fail to develop and maintain management and administrative systems and resources sufficient to keep pace with our planned growth or to handle the additional responsibilities associated with our becoming a public company in the United States, we may experience difficulties managing our growth and our business and results of operations could be adversely affected.

Acquisitions that we may pursue and consummate and strategic alliances that we may enter into may harm our results of operations, cause us to incur debt or assume contingent liabilities or dilute our shareholders.

We may in the future acquire, invest in, or enter into strategic alliances relating to other businesses, products or technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and alignment of product offerings and manufacturing operations and coordination of selling and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from day-to-day operations, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for future acquisitions or alliances, which could be dilutive to existing shareholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our results of operations. In addition, acquisitions involve numerous risks, including difficulties in the assimilation of operations, technologies, products and personnel of the acquired company, diversion of management’s attention from other business concerns, risks of entering markets in which we have no direct or limited prior experience, the potential loss of key employees of the acquired company, unanticipated costs and, in the case of the acquisition of financially troubled businesses, challenges as to the validity of such acquisitions from third party creditors of such businesses.

The dissolution of BCD Shanghai, one of our wholly owned subsidiaries, may result in the occurrence of material liabilities and other adverse consequences that would affect our business, results of operations and financial condition.

Because of changes in our strategy and business needs, we filed documents with the relevant PRC authorities to dissolve BCD Shanghai starting in August 2010, but the dissolution process has not been completed prior to this offering. During the process of dissolution, BCD Shanghai must pay off all of its liabilities, including but not limited to its debts, due taxes, outstanding compensation owed to employees and damages. If BCD Shanghai fails to meet the entirety of its liabilities prior to dissolution, we, BCD Shanghai’s sole shareholder, will be required to meet all of its liabilities outstanding prior to dissolution on behalf of BCD Shanghai. In September 2010, BCD Shanghai obtained the approval for its dissolution from the Shanghai Municipal Commission of Commerce, which was delegated the power to approve and manage foreign-invested enterprises, including the establishment and dissolution of semiconductor companies, by the Ministry of Commerce of the PRC under the Notice on Delegating the Examination and Approval Power for Foreign Investment promulgated on June 10, 2010. To complete the dissolution process, we must now wait to receive the formal revocation of BCD Shanghai’s business license, which we expect to receive in the second quarter of 2011. We do not believe that we will be subject to any statutory penalties, including any penalties relating to our failure to contribute the full amount of the registered capital of BCD Shanghai, or be required to contribute the unpaid portion of the registered capital of BCD Shanghai, because the Shanghai Municipal Commission of Commerce approved the dissolution of BCD Shanghai. Furthermore, we do not believe that there are any material liabilities currently owed by BCD Shanghai because no creditors made any claims against BCD Shanghai prior to the deadline to make such claims on December 15, 2010. Although we do not believe there are any material liabilities currently owed by BCD Shanghai, we may face unanticipated liabilities during the dissolution process. We are currently not aware of any unanticipated liabilities and, therefore, cannot quantify such liabilities. The risk that we may face unanticipated liabilities currently exists and will exist until the dissolution of BCD Shanghai is completed when BCD Shanghai’s business license is officially cancelled. If any unanticipated liabilities were to be identified, our business, results of operations and financial condition could be affected.

Global or regional economic, political and social conditions could adversely affect our business and results of operations.

External factors such as potential terrorist attacks, acts of war, financial crises, trade friction or geopolitical and social turmoil in those parts of the world that serve as markets for our products, such as China, Taiwan or South Korea, or elsewhere could significantly adversely affect our business and results of operations. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses or interruptions caused by terrorist acts or acts of war. The occurrence of any of these events or circumstances could adversely affect our business and results of operations.

Our operations and business could be significantly harmed by natural disasters.

Our fab, and the third party foundry fab facilities that we currently make use of, are located in China and Taiwan, which is located near seismically active regions where earthquakes and other natural disasters, such as floods and typhoons may occur. We cannot be certain that the precautions we have taken will be adequate to protect our facilities in the event of a major earthquake, flood, typhoon or other natural disaster, and any resulting damage could seriously disrupt our production and result in reduced revenue. In addition, many of our customers and suppliers are also located in China and other regions susceptible to natural disasters. A natural disaster could cause production delays due to supply interruptions, or a decline in the demand for our products by our customers. Although we maintain insurance for some of the damage that may be caused by natural disasters, our insurance coverage may not be sufficient to cover all of our potential losses and would not cover us for lost business. As a result, a natural disaster in China could severely disrupt the operation of our business and have a material adverse effect on our financial condition and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain effective internal controls over financial reporting. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We will be subject to reporting obligations under the United States securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Neither our management nor our independent registered public accounting firm has completed a comprehensive review of our internal control over financial reporting as required under the Sarbanes-Oxley Act. These requirements will first apply to our annual report on Form 20-F for the year ending December 31, 2011.

Effective internal control over financial reporting, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business, damage our reputation and negatively impact the trading price of our ADSs.

Once we are required to report on our internal control over financial reporting, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to the operating effectiveness of our controls, or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to this offering, we have been a privately-held company with limited accounting personnel and other resources with which to address our internal controls and procedures. We anticipate that we will incur significant expenses and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We face risks related to health epidemics and outbreaks of contagious diseases, including avian flu, SARS and H1N1 flu.

There have been reports of outbreaks of avian flu and H1N1 flu, also known as swine flu, in certain regions of Asia, Europe, the Middle East and Africa in the past several years. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, a recurrence of SARS, similar to the occurrence in 2003, which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. Since substantially all of our operations and substantially all of our customers and suppliers are currently based in Asia, an outbreak of avian flu, SARS, swine flu or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including China, could adversely affect our business, financial condition or results of operations.

Risks Related to Manufacturing

Our manufacturing processes are complex and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are complex and demand a high degree of precision. We may experience difficulties in the fabrication process, such as dust and other impurities or defects with respect to the equipment or facilities used, our yields may be lower, our product quality could suffer, production could be interrupted or we could lose products in process. If any of these events was to occur, our manufacturing capacity utilization rates may decrease, our costs may significantly increase and we may face delays in shipping our products.

We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, manufacturing capacity constraints, fab construction delays, transferring production to our other facilities, upgrading or expanding existing manufacturing facilities or changing our manufacturing technologies, any of which could result in a loss of future revenue or increased costs.

If our fab utilization declines, our business and results of operations may be adversely affected.

Our capacity utilization affects our results of operations because a certain percentage of our costs are fixed. Accordingly, if our fab is not fully utilized, we have less revenue for each fixed dollar of costs, which impacts our gross margins and harms our results of operations.

We rely on subcontractors for packaging and testing, which may adversely affect our results of operations.

The packaging and testing of semiconductors are complex processes requiring, among other things, a high degree of technical skill and advanced equipment. We primarily outsource our semiconductor packaging and testing to subcontractors, which are located in China. We depend on these subcontractors to package and test our products with acceptable quality and yield levels. If our subcontractors experience problems in packaging and testing our products or experience prolonged quality or yield problems, our results of operations would be adversely affected.

If we lose the services of a particular subcontractor that packages or tests a significant portion of our products or if that subcontractor raises prices to an unacceptable level, we will be required to qualify other subcontractors, which would be time consuming and cause us to incur additional costs. In addition, even if we qualify alternate subcontractors, those subcontractors may not be able to meet our delivery, quality or yield requirements, which could adversely affect our results of operations.

If we are unable to obtain raw materials and spare parts in a timely manner and at a reasonable cost, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases, chemicals and spare parts, in order to maintain our fabrication processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare parts at acceptable prices and in a timely manner. The most important raw material used in our production processes is silicon in the form of raw wafers. In 2009, we purchased all of our raw wafers from seven suppliers. A significant portion of our wafers are sourced directly or indirectly from outside of China. From time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. Furthermore, problems with our raw materials may give rise to compatibility or performance issues in our products, which could lead to an increase in customer returns or product warranty claims. If the supply of raw materials and necessary spare parts is substantially reduced or if there are significant increases in their prices, we may incur additional costs to acquire sufficient quantities of these materials and parts to maintain our production schedules and commitments to customers.

We depend on independent foundries to manufacture some of our products and plan to increase our reliance on these independent foundries until we complete construction on our second fab. Any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

We depend on independent foundries to manufacture some of our products. We plan to increase our reliance on independent foundries in 2011 as we expand our business. Because we outsource a portion of our manufacturing, we face several significant risks, including:

•	lack of internal manufacturing capacity for certain of our products;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs;

•	the unavailability of, or potential delays in obtaining access to, key process technologies;

•	a lack of a guaranteed level of production capacity with our foundries; and

•	the inability of the independent foundries to successfully implement proprietary elements of our technology in their fabs.

We have not entered into a long-term agreement with our independent foundries and we place our orders on a purchase order basis. As a result, if our independent foundries raise their prices or are not able to meet our required capacity for various reasons, including shortages or delays in shipment of semiconductor equipment or materials used by our independent foundries to manufacture our semiconductors, or if our business relationship with our independent foundries deteriorates, we may not be able to obtain the required capacity from our independent foundries. As a result, we may be required to seek alternative foundries, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new foundries. Further, these foundries are not interchangeable as we use each foundry for different manufacturing processes. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. Also, qualifying new foundries would be time consuming and cause us to incur additional costs.

Our independent foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that our independent foundries may provide preferential treatment in terms of capacity allocation to their other customers with long-term contracts or who are larger than us. Reallocation of capacity by our independent foundries to their other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we do not accurately forecast our capacity needs, the independent foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, results of operations or financial condition.

We may be unable to obtain the manufacturing equipment necessary for our business in a timely manner and at a reasonable cost and, therefore, may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our financial condition and results of operations.

Our business depends upon our ability to obtain required equipment in a timely manner and at acceptable prices. In addition, we have made contractual commitments with ZiZhu Development to build an additional manufacturing facility, which requires us to obtain a significant amount of equipment within a specified period of time. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our business, financial condition and results of operations.

The maintenance of our existing fab is subject to risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and results of operations.

We regularly maintain and enhance our fab to expand our manufacturing capabilities in order to meet customer and market demands. For example, we have incurred approximately $56.8 million in cumulative capital expenditures related to our existing fab. Since 2007, we have incurred between $1.3 million and $5.1 million in annual maintenance costs related to this facility. There are, however, a number of events that could delay maintenance and enhancements of our existing fab. Such potential events include, but are not limited to:

•	shortages and late delivery of facility equipment;

•	the unavailability of equipment, whether new or previously owned, at acceptable terms and prices;

•	delays in installation, commissioning and qualification of our manufacturing equipment;

•	labor disputes;

•	design changes with respect to equipment layout; and

•	delays in securing any necessary governmental approvals.

As a result, our projections relating to capacity, manufacturing technology capabilities or technology developments may significantly differ from actual capacity, manufacturing technology capabilities or technology developments. Delays in maintaining or enhancing our fab could result in the loss or delayed receipt of earnings, an increase in financing costs or the failure to meet profit and earnings projections, any of which would adversely affect our business and results of operations.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and results of operations.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements will grow substantially. While we have not, to date, experienced any instances of lack of sufficient supplies of water or material disruptions in the electricity supply to our fab, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fab is located. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and results of operations. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and a deterioration in yield.

Some of the equipment in our fab may have been purchased in violation of administrative orders related to export restrictions entered against one of our co-founders in 1988 and 1989 by the U.S. Department of Commerce. The use of this equipment without a waiver from the Department of Commerce could expose us to monetary fines and/or a denial of export privileges, which could damage our reputation and harm our business, financial condition and results of operations.

More than 20 years ago, the U.S. Department of Commerce’s Bureau of Export Administration (now known as the Bureau of Industry and Security, or BIS) issued two orders against a former executive and co-founder of BCD denying his export privileges under the Export Administration Regulations, or EAR. This co-founder was subject to the denial order through on or about November 29, 2004, including while he was an executive officer at BCD. A denial of export privileges prohibits the denied person from participating, directly or indirectly, in any manner or capacity, in any transaction involving exports from the United States (transactions subject to the EAR), including equipment that requires licenses and consumer goods or personal items that would not require a license to export, and also prohibits third persons, including employers, from dealing with or engaging in any export transactions with a denied person. The statute of limitations for violations of the EAR, including violations of a denial order, is generally five years from the date of violation, though there is uncertainty in how the BIS will apply the statute of limitations in this case.

Between 2000 and November 2004, we purchased manufacturing equipment from the United States, and this co-founder may have been involved in the purchase of some of this equipment on our behalf. The equipment that was exported from the United States during this timeframe did not require a license for export. For such manufacturing equipment that is still located at and in use in our fab, the BIS could allege that we are violating the EAR by continuing to use or store this equipment even though we purchased the equipment more than five years ago and this equipment did not require a license for export. We have begun a voluntary process with the U.S. Department of

Commerce, including seeking a waiver for our continued use of this manufacturing equipment. This process is ongoing, and we cannot predict with certainty the outcome. The penalties that could be imposed against us, if we are found to have violated the EAR, could include a denial of export privileges and/or a monetary fine of $250,000 or more per violation. We are not aware of precedent cases on point and, thus, we are not sure if the BIS would view this as one violation or multiple violations.

We are subject to the risk of damage due to fires or explosions because some of the materials we use in our manufacturing processes are highly flammable. Such damage could significantly reduce our manufacturing capacity, thereby adversely affecting our business and results of operations.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss and damages arising from explosions and fires. While we have not experienced any explosions or fires to date, the risk of explosion and fire associated with these materials cannot be eliminated. Our insurance coverage may not be sufficient to cover all of our potential losses due to an explosion or fire and would not cover any lost business we would experience. In addition, if there is a fire or explosion, our employees may be injured. If our fab were to be damaged or cease operations as a result of an explosion or fire, it would significantly reduce our manufacturing capacity and also harm our reputation, which could adversely affect our business and results of operations.

Our operations may be delayed or interrupted and our business could be adversely affected as a result of our efforts to comply with environmental regulations.

We are subject to a variety of environmental regulations relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in our production processes. Any failure, or any claim that we have failed, to comply with these regulations could cause delays in our production and capacity expansion and affect our public image, either of which could harm our business. In addition, any failure to comply with these regulations could subject us to substantial fines or other liabilities or require us to suspend or adversely modify our operations.

Compliance with environmental regulations could require us to acquire expensive pollution control equipment or to incur other substantial expenses, or otherwise harm our results of operations. We could also be required to incur costs associated with the investigation and remediation of contamination at currently operated or used sites, future sites in which we conduct operations, or at sites at which our hazardous waste was disposed. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities. The imposition of these liabilities could significantly harm our business and results of operations.

Risks Related to Doing Business in China

Uncertainties with respect to China’s economic, political and social condition, as well as government policies, could adversely affect our business and results of operations.

A significant portion of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development and guide the allocation of resources. Any adverse changes to these policies of the PRC government or the laws and regulations of the PRC, or other factors detrimental to China’s economic development, could have a material adverse effect on the overall economic growth of China, which could adversely affect our business. For example, from time to time, the PRC government implements monetary, credit and other policies or otherwise makes efforts to slow the pace of growth of the PRC economy, which could result in decreased capital expenditures by our end customers in China and reduce their demand for our products.

In particular, our growth strategy is based in part upon the assumption that demand in China for electronics products that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a material adverse effect on our business. In addition, our business model assumes that an increasing number of global electronics manufacturers and systems companies will establish operations in China and require the use of products developed and manufactured in China. Any decline in the rate of migration to China of companies that require semiconductors as components for their products could adversely affect our business and results of operations.

Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.

The PRC government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. In addition, the PRC government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business model, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and results of operations.

In addition, the PRC government and provincial and municipal governments and other similar authorities have provided and may from time to time in the future provide various incentives to domestic companies in the semiconductor industry, including our company, in order to encourage development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time in the future. For example, BCD (Shanghai) ME is granted tax rebates and other incentives under its investment agreement with ZiZhu Development. Any such reduction or elimination of incentives currently provided to us could adversely affect our business and results of operations. See “Regulation—Regulations and Policies that Encourage the Development of Semiconductor Companies.”

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or the imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

On March 16, 2007, the National People’s Congress of the PRC adopted a new enterprise income tax law, or the New Tax Law, which provides a uniform Enterprise Income Tax, or EIT, rate for PRC enterprises of 25% and provides a five-year transition period starting January 1, 2008 for those enterprises which were established before the promulgation date of the New Tax Law and which were entitled to a lower tax rate or tax holiday under the then effective tax laws or regulations. According to the New Tax Law and approval by local tax authorities, SIM-BCD was entitled to a full exemption from foreign-invested enterprise, or FIE, income tax for two years starting on January 1, 2008, and a 50% reduction in FIE income tax for the three years thereafter. According to the New Tax Law, a high and new technology enterprise, or HNTE, “specially supported” by the PRC government, would be eligible to a lower income tax rate of 15%. See “Regulation—Enterprise Income Tax Regulation.” SIM-BCD was recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau on November 25, 2008 and is entitled to enjoy a preferential tax rate of 15%. HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and SIM-BCD must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. However, we cannot assure you that SIM-BCD will continue to qualify as an HNTE or that our other PRC subsidiaries will be qualified as such and be “specially supported” by the PRC government in the future. The discontinuation of any preferential tax treatments currently available to our wholly-owned subsidiaries will cause our effective tax rate to increase, which could adversely affect our financial condition and results of operations. Preferential treatment as an HNTE business will only affect the rate of enterprise income tax to which our subsidiaries are subject. It will not affect the determination of whether we are treated as a PRC resident enterprise. See “Risk Factors—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.”

Uncertainties with respect to the PRC legal system could adversely affect us.

Our operations in China are governed by PRC laws and regulations. Our subsidiaries in China are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the PRC government’s experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC government, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under PRC law are severely limited, and without a means of recourse by virtue of the PRC legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Our subsidiaries in China are subject to restrictions on dividend payments, making other payments to us or any other affiliated company and borrowing or allocating tax losses among our subsidiaries.

Current PRC regulations permit our subsidiaries in China to pay dividends only out of their accumulated distributable profits, if any, determined in accordance with PRC accounting standards and regulations and their articles of association subject to certain statutory requirements. In addition, our subsidiaries in China are required to set aside at least 10% of their after-tax profit each year, if any, to fund certain reserve funds until such reserves have reached at least 50% of their respective registered capital. These reserves are not distributable as cash loans, advances or dividends. In addition, current PRC regulations prohibit inter-company borrowings or allocation of tax losses among subsidiaries in China. Further, if one or more of our subsidiaries in China incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which would limit our access to capital from our operating subsidiaries.

Limitations on our ability to transfer funds to our PRC subsidiaries could adversely affect our ability to expand our operations, make investments that could benefit our businesses and otherwise fund and conduct our business.

The transfer of funds from us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by the PRC governmental authorities, including relevant branches of the State Administration of Foreign Exchange, or SAFE, or the relevant examination and approval authority. Our subsidiaries may also experience difficulties in converting our capital contributions made in foreign currencies into RMB due to changes in the PRC’s foreign exchange control policies. Therefore, it may be difficult to change capital expenditure plans once the relevant funds have been remitted from us to our PRC subsidiaries. These limitations and the difficulties our PRC subsidiaries may experience on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market situations in a timely manner. PRC regulatory authorities may impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions. Existing restrictions and any additional restrictions imposed in the future could have an adverse effect on our ability to utilize the cash we generate from our operations, which could slow our growth.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC shareholders or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with their local branch of SAFE before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” We may be deemed to be an offshore special purpose company. PRC residents who are beneficial owners of offshore special purpose companies that have completed round trip investments and did not make foreign exchange registrations for overseas investments before November 1, 2005 were retroactively required to register with the local branch of SAFE before March 31, 2006. PRC residents who are beneficial owners of offshore special purpose companies are also required to update their registration with the local branch of SAFE regarding any material changes with respect to their offshore company within 30 days of the occurrence of such change, including round-trip investments, changes in share capital, transfers or swaps of shares, mergers, divisions, long-term equity or debt investments or creation of any security interest. See “Regulation—Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents.”

We have notified our shareholders who are PRC residents (as determined under the SAFE regulations) to register with the local SAFE branch as required under the SAFE regulations. However, we cannot provide any assurances that all of our shareholders who are PRC residents have complied with or will comply with our request to make or obtain any applicable registrations or approvals required by these SAFE regulations. The failure or inability of our PRC resident shareholders to comply with the required PRC registration procedures may subject our PRC subsidiaries to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange denominated loans from, us.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject us or our PRC employees who are granted or exercise stock options to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the respective requirements for foreign exchange transactions by PRC individuals under current account transactions and capital account transactions. In January 2007, SAFE promulgated the Implementing Rules of Measures for the Administration of Individual Foreign Exchange, or the Implementation Rules. On March 2007, SAFE issued the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under these rules, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Implementation Rules when our company becomes a non-PRC publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions and may become subject to more stringent review and approval processes with respect to our foreign exchange activities, such as receiving dividend payments from our PRC subsidiaries or obtaining foreign currency loans, all of which may adversely affect our business and financial condition. See “Regulation—Regulations on Employee Share Options.”

Several of our PRC employees have exercised their stock options prior to 2005, which is prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether PRC employees can exercise their stock options granted by overseas private companies, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. We cannot predict how such exercises will affect our business or operations, but we may be subject to more stringent review and approval processes with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may affect our results of operations and financial condition.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006 and was amended on June 22, 2009, or the M&A Rule. This M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice, or the CSRC notice, on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

We believe that the M&A Rule does not require us to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market. However, it remains uncertain how the M&A Rule will be interpreted or implemented, and therefore, the relevant PRC government agency, including the CSRC, or PRC courts may reach a different conclusion than we have reached. If the CSRC or other PRC regulatory agencies subsequently determine that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

The M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Limits placed on exports into China by other countries could substantially harm our business and results of operations.

The growth of our business will depend on the ability of our suppliers to export, and our ability to import, equipment, materials, spare parts, process know-how and other technologies and hardware into China. Any restrictions placed on the import and export of these products and technologies could adversely impact our growth and substantially harm our business. In particular, the United States requires our suppliers and us to obtain licenses to export certain products, equipment, materials, spare parts and technologies from the United States. If we or our suppliers are unable to obtain export licenses in a timely manner, our business and results of operations could be adversely affected.

Licenses may be required for certain shipments to China as a result of the technical specifications of the item exported, the end use of the item exported, or the end user of the item exported. These licensing requirements are the result of both multilateral restrictions, such as the Wassenaar Arrangement on Export Controls for Conventional Arms and Dual Use Goods and Technologies, which currently has 40 participating countries, as well as unilateral sanctions imposed by the United States. To the extent that technology, equipment, materials or spare parts used in our manufacturing processes are or become subject to the restrictions of the arrangement, our ability to procure these products and technology could be impaired, which could adversely affect our business and results of operations. There could also be a change in the export license regulatory regime in the countries from which we purchase our equipment, materials and spare parts that could delay our ability to obtain export licenses for the equipment, materials, spare parts and technology we require to conduct our business.

If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.

China imposes controls on technology import and export. The term “technology import and export” is broadly defined to include the transfer or license of patents, software and know-how, and the provision of services in relation to technology. Depending on the nature of the relevant technology, the import and export of technology require either approval by, or registration with, the relevant PRC governmental authorities. If any of our PRC subsidiaries are found to be, or has been, in violation of PRC laws or regulations, the relevant regulatory authorities have broad discretion in dealing with such violation, including, but not limited to, issuing a warning, levying fines, restricting us from remitting royalties or any other fees, if any, relating to these technologies outside of China, confiscating our earnings generated from the import or export of such technology or even restricting our future export and import of any technology. Even if our PRC subsidiaries successfully obtain such approval or complete such registration, if the PRC government determines that our past import and export of technology were inconsistent with, or insufficient for, the proper operation of our business, we could be subject to similar sanctions. Any of these or similar sanctions could cause significant disruption to our business operations or render us unable to conduct a substantial portion of our business operations and may adversely affect our business and results of operations.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who have exercised stock options. We have not withheld or paid such individual income tax in accordance with applicable PRC regulations and, as a result, we may be required to pay the related tax deficiencies and may be subject to penalties under PRC laws.

The State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiaries have the obligation to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has orally advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus we have not withheld and paid the individual income tax for the option exercises. However, we cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions on us.

Relations between Taiwan and China could negatively affect our business, financial condition and results of operations and therefore the market value and liquidity of your investment.

China does not recognize the sovereignty of Taiwan and the relations between China and Taiwan have often been strained. A number of our key customers and our primary foundry service provider are located in Taiwan. Therefore, factors affecting military, political or economic conditions in Taiwan could have an adverse effect on our business, financial condition and results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC after this offering; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from our PRC subsidiaries to us are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax, and would cause foreign shareholders and ADS holders to become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law established new restrictions and increased costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign a labor contract with an unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and its Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employers who fail to allow for such vacation time must compensate their employees three times their regular salaries for each vacation day disallowed, unless such employees waive their right to such vacation days in writing. See “Regulations—Regulations on Labor Protection.”

We have limited business insurance coverage in China, which could harm our business.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. Our PRC subsidiaries currently have insurance policies covering losses and damages to their properties, as well as limited losses in gross profit due to such property losses or damages. Our PRC subsidiaries also have a limited amount of insurance on liabilities to the public arising from their operations. The amount we recover from these insurance policies, however, may be limited, and any business disruption, litigation or natural disaster may result in substantial costs and diversion of resources against which we will not be protected.

Risks Related to Ownership of Our ADSs, Our Trading Market and this Offering

There has been no prior market for our ADSs and the offering may not result in an active or liquid market for our ADSs, which could adversely affect the market price of our ADSs.

Prior to this offering, there has not been a public market for our ADSs. We have been approved to list our ADSs on the Nasdaq Global Select Market. However, an active public market may not develop or be sustained after the offering. If an active market for our ADSs does not develop after the offering, the market price and liquidity of our ADSs may be adversely affected.

Substantial future sales or the perception of sales of our ADSs in the public market could cause the price of our ADSs to decline.

Prior to the offering, there has not been a public market for our ADSs. Future sales by us or our existing shareholders of substantial amounts of our ADSs in the public markets after the offering could adversely affect prevailing market prices for our ADSs. Only a limited number of our ADSs currently outstanding will be available for sale immediately after the offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse or if these restrictions are waived, future sales or the possibility of future sales of substantial amounts of our ADSs, including ADSs issued upon exercise of outstanding options and warrants, in the public markets in the United States, could negatively impact the market price of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 106,420,562 ordinary shares outstanding, including ordinary shares represented by ADSs, assuming the underwriters do not exercise the overallotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be eligible for conversion into ADSs and available for sale, upon the expiration of the 180-day lock-up period, or longer under certain circumstances, beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. See “Shares Eligible for Future Sale” and “Underwriting” for a detailed description of the lock-up restrictions. Any or all of these shares may be released without notice prior to expiration of the lock-up period at the discretion of the lead underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline. In addition, certain holders of our ordinary shares upon the expiration of the lock-up period will have rights, under certain conditions, to cause us to register under the Securities Act the sale of certain of our ordinary shares following conversion into ADSs. Registration of these shares under the Securities Act or sales of shares under an exemption to the Securities Act rules will result in these shares becoming freely tradable without restrictions under the Securities Act immediately upon the effectiveness of the registration. Sale of these shares in the public market could cause the price of our ADSs to decline.

The initial public offering price may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ADSs has been determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. Investors may not be able to resell their ADSs at or above the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our ADSs may be caused by factors outside our control and may be unrelated or disproportionate to our results of operations.

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial estimates by securities research analysts;

•	announcements regarding intellectual property litigation involving us or our competitors;

•	conditions in the semiconductor industry;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuation of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	general economic or political conditions as well as regulatory developments in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You will experience immediate and substantial dilution in the net tangible book value of ADSs purchased.

The initial public offering price per ADSs will be substantially higher than the net tangible book value per ADS prior to the offering. Consequently, when you purchase ADSs in the offering, you will incur an immediate dilution of $5.26 per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2010, after giving effect to this offering and assuming that the initial public offering price is $11.50 per ADS (which is the mid-point of the estimated public offering price range).

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash, anticipated cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs, including planned capital expenditures for the building of our second fab and otherwise, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association, by the Companies Law (2010 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. The Cayman Island courts are also unlikely to impose liability against us, in original actions brought in the Cayman Islands, based on certain civil liabilities provisions of U.S. securities laws.

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover, which could adversely affect the value of the ADSs.

Our Memorandum and Articles of Association that will become effective upon the completion of this offering permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have the effect of discouraging a takeover or other transaction. However, any such issuance of shares would have to be for a proper purpose.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. While Cayman Islands law does have statutory provisions that provide for the reconstruction and amalgamation of companies, which are commonly referred to in the Cayman Islands as a “scheme of arrangement,” the procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by a majority of the company’s shareholders who are present and voting (either in person or by proxy) at such meeting. The shares voted in favor of the scheme of arrangement must also represent at least 75% of the value of each class of the company’s shareholders (excluding the shares owned by the parties to the scheme of arrangement) present and voting at the meeting. The convening of these meetings and the terms of the amalgamation must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in the scheme of arrangement, the Grand Court typically seeks to ensure that the creditors have consented to the transfer of their liabilities to the surviving entity or that the scheme of arrangement does not otherwise materially adversely affect the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to supermajority voting have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law (2010 Revision) of the Cayman Islands.

It may be difficult for you to enforce any judgment obtained in the United States against our company, which may limit the remedies otherwise available to our shareholders.

Substantially all of our assets are located outside the United States. Almost all of our current operations are conducted in China. Several of our directors and officers reside outside the United States, and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these directors and officers in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. There is doubt as to whether the Grand Court of the Cayman Islands will, in original actions brought in the Cayman Islands, impose liabilities predicated upon the civil liability provisions of securities laws of the United States or any state of the United States, on the grounds that such provisions are penal in nature. There is uncertainty as to whether the courts of China would entertain original actions brought in China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to file annual reports on Form 20-F and reports on Form 6-K, including reports containing our quarterly results. As a foreign private issuer within the meaning of the rules under the Exchange Act, we do not intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q, periodic reports on Form 8-K or proxy statements pursuant to Schedule 14A of the Exchange Act. As a result, our shareholders may not have access to certain information they may deem important.

As a foreign private issuer, we are permitted to, and we will, rely on exemptions from certain Nasdaq corporate governance rules applicable to United States domestic public companies, including the requirements regarding the determination of compensation for our executive officers and the nomination of our directors. This may afford less protection to holders of our ordinary shares and ADSs.

The Nasdaq corporate governance rules require listed companies to have, among other things, the compensation of a company’s executive officers determined and director nominations made by either committees consisting solely of “independent directors,” as such term is used in the Nasdaq corporate governance rules, or by a majority of a company’s independent directors. However, as a foreign private issuer, we are permitted to, and we intend to, follow home country corporate governance practices for the determination of executive officer compensation and director nominations instead of the Nasdaq corporate governance rules. Our compensation and our nominating and corporate governance committees of our board of directors are currently not comprised entirely of independent directors. The corporate governance practice in our home country, the Cayman Islands, does not require that all members of our compensation committee or our nominating and corporate governance committee be independent directors.

Although we may decide to have the compensation of our executive officers determined by and our directors nominated by a majority of our independent directors in compliance with the Nasdaq corporate governance rules in the future, we currently intend to rely upon the relevant home country exemption in lieu of the Nasdaq corporate governance rules and have our compensation committee determine the compensation of our executive officers and our nominating and corporate governance committee nominate our directors. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs. We currently comply with all other Nasdaq corporate governance rules applicable to United States domestic issuers, including having a majority of independent directors serving on our board of directors and an audit committee consisting solely of independent directors.

Being a public company will increase our administrative costs, which could adversely affect our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which could be a few million dollars or more. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC, require certain corporate governance practices for public companies. In addition to these rules, the Nasdaq Global Select Market has certain corporate governance requirements for companies that are Nasdaq-listed. We expect these rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and costly, though we are not currently able to estimate these additional costs. In anticipation of becoming a public company, we have created several board committees, adopted additional internal controls and disclosure controls and procedures and will have to bear all of the internal and external costs of preparing and distributing periodic public reports. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Additionally, while we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future. If we do not qualify as a foreign private issuer, we will be required to comply fully with the reporting requirements of the Exchange Act and we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

Insiders will continue to have substantial control over us after this offering, which could adversely affect the market price of our ADSs.

Upon the completion of this offering, assuming the underwriters do not exercise the overallotment option, our executive officers and directors, and their respective affiliates and our major shareholders, will beneficially own, in the aggregate, approximately 33.8% of our outstanding ordinary shares. In addition, none is contractually prevented from acquiring additional ordinary shares. As a result, these shareholders will be able to exert significant control over all matters requiring shareholder approval. These matters include the election of directors and approval of significant corporate transactions, such as a merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also adversely affect the market price of our ADSs or lessen any premium over market price that an acquirer might otherwise pay.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, our share price and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequence to U.S. Holders.

Based on the assumed initial public offering price of our ADSs in this offering and the composition of our income and assets, we do not expect to be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ending December 31, 2010 or for the immediate future years. However, a separate determination must be made each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2010 or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interests) from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash, which is generally treated as passive assets for this purpose, and, because the calculation of the value of our assets may be based in part on the value of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies historically have been especially volatile), we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a United States holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the United States holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, and may include an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that we do not wish such proxy given, substantial opposition exists, or such matter materially and adversely affects the rights of shareholders. If you do not instruct the depositary to vote the ordinary shares underlying your ADSs, the depositary will not exercise any related voting rights and the ordinary shares underlying your ADSs will not be voted. See “Description of American Depositary Shares” for more detailed information.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our ADSs.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes that are in accordance with our respective charter documents and any applicable business license, including expanding our manufacturing capacity by building, acquiring, or otherwise arranging for additional fabrication facilities, developing new products and funding capital expenditures. We intend to use approximately $24.5 million of the net proceeds of this offering to finance the remaining construction of our second fab. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We may also choose to repay all or a portion of our $8.0 million in short-term bank loans, outstanding as of September 30, 2010, which become due in April and September 2011. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the price of our ADSs. In addition, these proceeds may not be invested in a manner that yields a favorable rate of return.

We may list our ordinary shares on a foreign stock exchange following the completion of this offering, which may increase the liquidity for our ordinary shares and could increase the volatility of the market price for our ADSs that you purchase in this offering.

After the completion of this offering, we may list our ordinary shares on a foreign stock exchange, which we do not anticipate will occur until at least six months after the completion of this offering. Our outstanding ordinary shares may become more liquid after we list our ordinary shares on a foreign exchange. After that listing becomes effective, our existing shareholders may decide to sell their ordinary shares on the foreign exchange for tax or other reasons. Any sales of our ordinary shares on a foreign exchange could increase the volatility of the market price for our ADSs that you purchase in this offering.

Special Note Regarding Forward-Looking Statements

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “predict,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “may,” “should,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	out intent to increase market share in high volume markets;

•	our plan to continue to rapidly expand our product portfolio of power management ICs and to offer complete power management solutions to our customers;

•	our plan to continue to attract and retain highly-qualified analog engineers with experience in designing power management ICs;

•	our plan to continue to promote our brand;

•	our expectation that our higher performance AC/DC and DC/DC products will comprise a more significant portion of our revenue in the future;

•	our expectations relating to our future operating expenses;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to dissolve BCD Shanghai without incurring significant additional expenses and the timing for the completion of the dissolution;

•	the timing and costs associated with opening a second fab;

•	our ability to maintain relationships with our third party foundries and our subcontractors;

•	our ability to compete in our industry and against innovation by our competitors;

•	our ability to defend ourselves against intellectual property infringement lawsuits and threats and protect our confidential information and intellectual property rights;

•	our ability to build and maintain relationships and achieve additional customer wins with market-leading OEMs and ODMs;

•	our expectations regarding using the proceeds from this offering to finance the construction of our second fab, to repay certain loans and for working capital and other general corporate purposes;

•	our estimates for our results for the quarter and year ended December 31, 2010, which remain subject to adjustment as we close our books for the quarter and year;

•	our anticipated future tax rates;

•	our ability to retain senior management and key personnel;

•	our ability to manage growth;

•	our ability to recruit and retain qualified engineers and other skilled employees; and

•	economic and business conditions in China, Asia and worldwide.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

This prospectus also contains data related to the semiconductor market and the power management IC market worldwide and to the growing demand for semiconductors in Asia. These market data, including market data from Gartner, Inc., include projections that are based on a number of assumptions. The semiconductor market or the power management IC market in China and worldwide, may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, any projections or estimates relating to the growth prospects or future conditions of our market are subject to significant uncertainties due to the rapidly changing nature of customer demand for semiconductor products and technologies in the semiconductor industry. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Except as required by applicable securities laws, we undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

We estimate that our net proceeds from the sale of the ADSs that we are offering will be approximately $43.6 million at an assumed initial public offering price of $11.50 per ADS, which is the midpoint of the range listed on the cover page of this prospectus, assuming no exercise of the underwriters’ overallotment option and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) the net proceeds from this offering by approximately $4.0 million, after deducting the underwriting discounts and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ overallotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. If the underwriters’ overallotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $9.6 million. We will not receive any proceeds from the sale of shares by any selling shareholder.

We intend to use approximately $24.5 million of the net proceeds of this offering to finance the remaining construction of our second fab. We also intend to use the net proceeds to repay some or all of our outstanding loan, amounting to $6.0 million, with the Agricultural Bank of China, or ABC, which bears an interest rate of 5.04% as of September 30, 2010 and is due in April 2011. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, including marketing, research and development and capital expenditures. In addition, we may choose to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering.

Pending use of proceeds from this offering, we intend to invest the proceeds generally in term deposits and cash.

Dividends and Dividend Policy

Since our inception, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors.

Our ability to pay cash dividends will also depend upon the amount of distributions, if any, received by us from our PRC subsidiaries, which must comply with the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to reserve funds;

•	allocation to staff and workers’ bonus and welfare funds; and

•	allocation to enterprise development funds in the case of a PRC-foreign joint venture.

More specifically, these PRC subsidiaries may pay dividends only after at least 10% of their net profit has been set aside as reserve funds and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These PRC subsidiaries are not required to set aside any of their net profit as reserve funds if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year as determined in accordance with generally accepted accounting principles in the PRC, they generally may not distribute dividends for that year.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

Capitalization

The following table sets forth, as of September 30, 2010, our short-term borrowings and capitalization.

Our capitalization is presented on:

•	an actual basis;

•

a pro forma basis to reflect the issuance of 63,235,289 ordinary shares upon the conversion of all preference shares outstanding as of September 30, 2010 into ordinary shares upon the completion of the offering; and

•

an unaudited pro forma as adjusted basis to reflect (i) the issuance of 63,235,289 ordinary shares upon the conversion of all preference shares outstanding as of September 30, 2010 into ordinary shares upon the completion of the offering, (ii) to give effect to our sale of 4,333,333 ADSs in the offering at an assumed initial public offering price of $11.50 per ADS, which is the midpoint of the estimated public offering price range, and (iii) our receipt of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
	Actual	Pro Forma	Pro Forma As Adjusted(2)
	(Unaudited)
Short-term borrowings(1)	$7,969	$7,969	$7,969

Convertible redeemable preference shares, $0.001 par value: 63,500,000 shares authorized, 58,235,289 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	90,569	—	—

Shareholders’ equity (capital deficiency):
Preference shares, $0.001 par value: no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized, no shares issued or outstanding, pro forma or pro forma as adjusted	—	—	—
Ordinary shares, $0.001 par value: 200,000,000 shares authorized, 17,185,275 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 80,420,564 pro forma shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 106,420,562 shares issued and outstanding, pro forma as adjusted	17	80	106
Additional paid-in capital	12,518	116,084	159,703
Accumulated other comprehensive income	7,259	7,259	7,259
Accumulated deficit	(41,581)	(53,381)	(53,381)

Total shareholders’ equity (capital deficiency)	(21,787)	70,042	113,687

Total capitalization	$76,751	$78,011	$121,656

(Dollars in thousands, except share amounts)

(1)	$6.0 million of our short-term borrowings are guaranteed by Shanghai SIMIC Electronics Co., Ltd., or SIMIC, a PRC state-owned company.
(2)

A $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of total shareholders’ equity (deficit) and total capitalization by $4.0 million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of 100,000 ADSs in the number of ADSs offered by us would increase (decrease) each of total shareholders’ equity (deficit) and total capitalization by approximately $1.1 million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

The table above excludes the following shares:

•	16,665,695 ordinary shares issuable upon the exercise of options outstanding as of September 30, 2010, with a weighted average exercise price of $0.71 per ordinary share;

•

202,500 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares outstanding as of September 30, 2010, which have a weighted average exercise price of $2.27 per ordinary share;

•	12,276,461 ordinary shares reserved for future grants under our equity incentive plan; and

•

2,000,001 ordinary shares issuable upon conversion of 1,600,000 Series C preference shares issuable upon the exercise of warrants to purchase Series C preference shares outstanding as of September 30, 2010, which have a weighted average exercise price of $2.00 per share.

Dilution

Our pro forma net tangible book value as of September 30, 2010 was $0.83 per outstanding ordinary share on that date and $5.00 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding preference shares into 63,235,289 ordinary shares upon the closing of this offering. Dilution is determined by subtracting net tangible book value per ordinary share from the initial public offering price per ordinary share.

Without taking into account any other changes in net tangible book value after September 30, 2010, other than to give effect to (i) the conversion of all of our outstanding preference shares into 63,235,289 ordinary shares upon the closing of this offering, (ii) our sale of 4,333,333 ADSs offered in this offering at an assumed initial public offering price of $11.50 per ADS (which is the midpoint of the estimated public offering price range) and (iii) the estimated net proceeds of $43.6 million after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2010 would have been $1.04 per outstanding ordinary share, including ordinary shares underlying our ADSs, or $6.24 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.21 per ordinary share, or $1.24 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of $0.88 per ordinary share, or $5.26 per ADS, to investors of ADSs in this offering. The following table illustrates the dilution on a per ordinary share basis and per ADS basis assuming all ordinary shares are exchanged for ADSs:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$1.92	$11.50
Pro forma net tangible book value as of September 30, 2010	0.83	5.00
Increase attributable to this offering	0.21	1.24
Pro forma net tangible book value as adjusted to give effect to the automatic conversion of all of our outstanding preference shares and this offering as of September 30, 2010	1.04	6.24
Net tangible book value dilution to new purchasers in this offering	0.88	5.26

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) our net tangible book value after giving effect to this offering by $4.0 million. Consequently, the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering would increase (decrease) by $0.04 per ordinary share, or $0.23 per ADS. The information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of September 30, 2010, the differences between the shareholders as of such date and the new investors with respect to the number of ordinary shares and ADSs purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid at an assumed initial public offering price of $11.50 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
Existing shareholders	80,420,564	75.6%	$92,336,297	64.9%	$1.15	$6.89
New shareholders	25,999,998	24.4	49,833,330	35.1	$1.92	$11.50

Total	106,420,562	100.0%	$142,169,627	100.0%	$1.34	$8.02

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and before deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $11.50 per ADS would increase (decrease) total consideration paid by new investors by $4.3 million, increase total consideration paid by all shareholders to $146.5 million (or decrease total consideration paid by all shareholders to $137.8 million in the event of a $1.00 decrease) and increase the average price per ordinary share and per ADS paid by all shareholders to $1.38 and $8.26, respectively, (or decrease the average price per ordinary share and per ADS paid by all shareholders to $1.30 and $7.77, respectively, in the event of a $1.00 decrease).

The discussion and tables above also assume no exercise of any outstanding options or warrants. As of September 30, 2010, there were 16,665,695 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of $0.71 per share, 202,500 ordinary shares issuable upon exercise of outstanding warrants to purchase ordinary shares at a weighted exercise price of $2.27 per share, and 2,000,001 ordinary shares issuable upon conversion of 1,600,000 Series C preference shares issuable upon the exercise of outstanding warrants to purchase Series C preference shares at a weighted average exercise price of $2.00 per share. If all these options and warrants had been exercised on September 30, 2010, after giving effect to the conversion of our preference shares and this offering, after deduction of underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value would have been approximately $1.01 per ordinary share and $6.08 per ADS and the dilution in net tangible book value to new investors would have been $0.90 per ordinary share, or $5.42 per ADS. In addition, our existing shareholders would hold 99,288,760 ordinary shares, which would represent 79.2% of our ordinary shares outstanding following the offering, for a total consideration paid of $108.6 million, and the average price per ordinary share paid would be $1.09. Our new shareholders who purchased ADSs in the offering would hold ADSs representing 25,999,998 ordinary shares, which would represent 20.8% of the ordinary shares outstanding following the offering.

Exchange Rate Information

Our business is primarily conducted in China and substantially all of our expenses are denominated in RMB. However, periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. This prospectus contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at RMB6.6905 to $1.00, as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On January 14, 2011, the exchange rate was RMB6.5876 to $1.00.

The following table sets forth information concerning the RMB to the U.S. dollar exchange rate for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Board.

	Exchange Rate
Period	Period End	Average(1)	Low(2)	High(2)
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8259	6.8295	6.8176	6.8470
2010	6.6000	6.7603	6.6000	6.8330
July 2010	6.7735	6.7762	6.7709	6.7807
August 2010	6.8069	6.7873	6.7670	6.8069
September 2010	6.6905	6.7396	6.6869	6.8102
October 2010	6.6705	6.6675	6.6397	6.6912
November 2010	6.6670	6.6538	6.6330	6.6892
December 2010	6.6000	6.6497	6.6000	6.6745
2011
January 2011 (through January 14)	6.5876	6.6085	6.5850	6.6364

(1)

Annual averages are calculated from month-end noon buying rates in the city of New York as published by the Federal Reserve Bank. Monthly averages are calculated using the daily noon buying rates in the city of New York as set forth in the H.10 statistical release of the Federal Reserve Board during the relevant periods.

(2)	Annual and monthly lows and highs are calculated from daily noon buying rates in the city of New York as published by the Federal Reserve Bank.

Selected Consolidated Financial Data

The following selected consolidated financial and other data should be read in conjunction with, and are qualified in their entirety by reference to, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all of which are included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the three years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 and June 30, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this prospectus. Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The selected consolidated statements of operations data for the six months ended June 30, 2009 and the nine months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of results to be expected in any future period.

	Years ended December 31,					Six months ended June 30,		Nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
						(Unaudited)		(Unaudited)
Consolidated Statements of Operations Data:
Net revenue	$44,379	$69,670	$98,683	$88,085	$100,844	$42,271	$62,701	$73,175	$101,270
Cost of revenue(1)	55,388	60,718	76,466	69,587	75,230	34,471	42,613	56,200	67,803

Gross profit (loss)	(11,009)	8,952	22,217	18,498	25,614	7,800	20,088	16,975	33,467

Operating expenses:
Research and development(1)	4,013	4,065	5,947	7,013	6,244	2,850	3,692	4,406	5,611
Selling and marketing(1)	2,466	2,743	3,577	4,487	5,422	2,259	3,166	3,737	5,089
General and administrative(1)	5,843	6,017	11,349	10,178	7,661	3,195	3,360	5,221	5,458
Impairment loss on property, plant and equipment	466	—	—	—	—	—	—	—	—

Total operating expenses	12,788	12,825	20,873	21,678	19,327	8,304	10,218	13,364	16,158

Income (loss) from operations	(23,797)	(3,873)	1,344	(3,180)	6,287	(504)	9,870	3,611	17,309

Other income (expense), net	446	(1,460)	(41)	(1,665)	44	43	298	(449)	289
Income tax expense (benefit)	(578)	17	698	(43)	(577)	—	516	(288)	936
Cumulative effect of changes in accounting principles	—	741	—	—	—	—	—	—	—

Net income (loss)	$(22,773)	$(4,609)	$605	$(4,802)	$6,908	$(461)	$9,652	$3,450	$16,662

(Dollars in thousands)

	Years ended December 31,					Six months ended June 30,		Nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
						(Unaudited)		(Unaudited)
Net income (loss) per share:
Basic-ordinary shares	$(1.98)	$(0.37)	$0.01	$(0.30)	$0.09	$(0.03)	$0.13	$0.05	$0.23

Basic-convertible preference shares	$—	$—	$0.01	$—	$0.09	$—	$0.13	$0.05	$0.22

Diluted-ordinary shares	$(1.98)	$(0.37)	$0.00	$(0.30)	$0.08	$(0.03)	$0.08	$0.04	$0.14

Diluted-convertible preference shares	$—	$—	$0.01	$—	$0.09	$—	$0.13	$0.05	$0.22

Shares used to compute net income (loss) per share:
Basic-ordinary shares	11,589,000	13,051,542	14,463,325	16,693,525	16,710,192	16,710,192	16,740,748	16,710,192	16,811,868

Basic-convertible preference shares	—	—	58,168,622	—	58,235,289	—	58,235,289	58,235,289	58,235,289

Diluted-ordinary shares	11,589,000	13,051,542	23,448,325	16,693,525	19,142,046	16,710,192	26,781,809	18,703,925	27,117,409

Diluted-convertible preference shares	—	—	58,799,565	—	58,325,855	—	58,604,520	58,335,289	58,585,289

Pro forma net income (loss) per share (unaudited)(2)
Basic-ordinary shares					$(0.06)		$(0.03)		$0.06

Diluted-ordinary shares					$(0.06)		$(0.03)		$0.05

Basic-ADS					$(0.37)		$(0.16)		$0.36

Diluted-ADS					$(0.37)		$(0.16)		$0.32

Shares used to compute pro forma net income (loss) per share (unaudited)(2)
Basic-ordinary shares					79,945,481		79,976,037		80,047,157

Diluted-ordinary shares					79,945,481		79,976,037		90,426,534

(1)	Amounts include share-based compensation expense as follows:

	Years ended December 31,					Six months ended June 30,		Nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
						(Unaudited)		(Unaudited)
Cost of revenue	$95	$62	$125	$132	$147	$93	$40	$120	$75
Research and development	63	67	141	182	225	119	80	168	135
Selling and marketing	97	123	150	164	199	115	82	154	146
General and administrative	376	506	961	1,728	1,087	432	434	847	841

Total	$631	$758	$1,377	$2,206	$1,658	$759	$636	$1,289	$1,197

(Dollars in thousands)

(2)

Pro forma unaudited basic and diluted net income (loss) per ordinary share is computed using net loss per weighted average ordinary share after giving effect to the conversion for all preference shares outstanding as of December 31, 2009, June 30, 2010 and September 30, 2010 into 63,235,289 ordinary shares.

	As of December 31,					As of June 30, 2010	As of September 30, 2010
	2005	2006	2007	2008	2009
							(Unaudited)
Consolidated Balance Sheet Data:
Cash and restricted cash	$27,737	$28,715	$29,781	$26,664	$38,562	$41,037	$42,586
Working capital	17,518	22,440	22,798	15,718	25,103	33,179	35,644
Total assets	79,500	82,718	93,292	86,388	99,799	114,337	127,933
Warrant liability	—	1,898	1,230	2,156	2,011	1,477	1,260
Other liabilities	329	4,458	4,695	4,944	3,478	3,450	3,466
Convertible redeemable preference shares	89,834	90,006	90,338	90,511	90,569	90,569	90,569
Total shareholders’ equity (capital deficiency)	(49,723)	(54,382)	(49,759)	(49,842)	(41,274)	(30,539)	(21,787)

(Dollars in thousands)

	Years ended December 31,					Six months ended June 30,		Nine months ended September 30,
	2005	2006	2007	2008	2009	2009	2010	2009	2010
						(Unaudited)		(Unaudited)
Other Financial Data:
Net cash provided by (used in) operating activities	$(3,413)	$7,014	$10,548	$9,616	$18,494	$7,324	$8,341	$14,417	$14,308
Net cash provided by (used in) investing activities	(11,563)	(5,827)	(10,790)	(12,168)	(3,519)	(4,354)	(5,231)	(1,987)	(11,836)
Net cash provided by (used in) financing activities	6,031	(219)	5,016	(4,579)	(3,580)	(85)	(2,677)	(3,581)	(633)
Net increase (decrease) in cash	(8,945)	968	4,774	(7,131)	11,395	2,885	433	8,849	1,839

(Dollars in thousands)

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

You should read the following discussion of the financial condition and results of our operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK, Changhong, Emerson, Foxconn, Giga-Byte, Hipro, Konka, LG Electronics, Rowa, TP-LINK and TPV Technology. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

We were founded in September 2000, and we commenced commercial production of analog power management semiconductors at our fab in September 2002. From 2003 to 2005, we focused on the design, production and sale of standard linear products to the Asian market. These high-volume, industry-standard ICs do not require extensive customer qualification and are typically sold through distributor catalogs with minimal direct sales support. The ability to successfully compete on cost was and remains critical to the sale of these types of products. By 2005, our revenue reached $44.4 million. In that same year, we initiated development of BiCMOS process technology to augment our bipolar capabilities, and we invested in increased manufacturing capacity to meet growing customer demand. During this time, our primary objectives were to establish scale, build relationships with key customers in our target markets, build out our operating and technical infrastructure and develop our brand.

As our revenue increased, we focused on expanding our IC offerings beyond standard linear products into higher performance solutions for our target markets. In order to deliver greater volumes of more advanced devices, we continued to increase our production capacity and enhance our process capabilities with new BiCMOS and BCDMOS technologies. In 2006, we introduced our AC/DC products to target higher performance applications for power adapters and chargers for a large variety of electronic devices and appliances such as mobile phones, modems and cordless phones. In 2007, we introduced our DC/DC products to further expand our offerings in personal computers, LCD/LED televisions and monitors, mobile phones and other electronic device markets. In 2008, we began to sell higher performance linear products targeted at mobile applications such as laptops, notebooks and mobile phones. We expect our AC/DC, DC/DC and higher performance linear products to comprise a more significant portion of our revenue in the future.

As our business has grown, we have expanded our sales and marketing efforts. We opened sales offices in Taiwan and South Korea in 2004 and 2008, respectively. From 2005 to 2009, we added distribution channels in Japan, Singapore, India and the United States.

In 2007, we shipped more than a billion units for the first time and, in the quarter ended September 30, 2010, we shipped an average of more than 312 million units per month. In 2009, we achieved revenue of $100.8 million,

91.3% of which was from sales of analog power management ICs. The remaining 8.7% of revenue was from sales of our wafer foundry services, which we have historically offered to selected customers as a means of increasing our fab utilization especially during economic downturns when our fab utilization rates would otherwise decline. We offer our foundry services to select customers that do not require us to make any technical development or modification of our existing processes, agree to pay cash for our services, agree to pre pay a portion of the fees (only for first-time customers) and do not compete with us directly. We set the prices for our foundry services based on market prices and the anticipated costs associated with offering these foundry services, among other factors.

Certain Factors Affecting Our Performance

A number of factors affect our performance. We consider these factors when we forecast growth, establish budgets, measure the effectiveness of selling and marketing efforts and assess operational effectiveness. These factors include:

Market conditions. We are affected by the market conditions in our target markets and also the global macroeconomic environment. Demand for power management ICs is impacted significantly by changes in the demand for computing, consumer and communications products. If we are unable to anticipate a market decline, we may not be able to decrease our costs quickly enough to offset declining revenue.

Manufacturing capacity utilization. Utilization of our manufacturing capacity affects our gross margins because we have certain fixed costs that we incur regardless of the extent to which we utilize our fab. When our fab utilization decreases, our gross margins are adversely impacted.

Product mix, pricing and margins. Our AC/DC and DC/DC products tend to command higher average selling prices and drive higher gross margins than our linear products. We tend to experience declines in average selling prices over the lifecycle of all our products, primarily due to competitive pressures. We seek to offset the negative impact of such declines in average selling prices on our gross margin by lower production costs and increased sales of higher margin products.

Material costs. A significant portion of our product costs are derived from utilization of certain materials such as packaging, raw wafers, chemicals and certain gases. Fluctuations in the prices of these material costs impact our gross margins because we are generally not able to pass along increased costs to our end customers in the short term.

Seasonality. Our results of operations are generally strongest in our third quarter as our end customers prepare for their holiday sales seasons. Our results of operations are generally the weakest in our first quarter and, to a lesser extent, in our fourth quarter related to the end of the holiday season manufacturing cycle and the impact of shutdowns related to the Chinese New Year holiday in January or February each year.

New product introductions. Our success depends on our ability to introduce new products on a timely basis that meet market requirements. Our failure to introduce products on a timely basis that meet end customers’ specifications could adversely affect our financial performance.

Foreign exchange fluctuations. The majority of our revenue is denominated in U.S. dollars and most of our expenses are denominated in RMB. Fluctuations in the value of the RMB could affect our financial performance.

Principal Statement of Operations Line Items

The following paragraphs describe the principal line items set forth in our consolidated statements of operations:

Net revenue. We generate revenue primarily from the sale of analog power management semiconductor products. We sell our analog power management ICs primarily through a regional network of independent distributors with support from our internal selling and marketing team, which stimulate demand especially for our new products or in markets into which we are beginning to sell. We also derive a limited portion of our revenue from providing foundry services. We provide our foundry services directly to selected end customers through foundry service agreements.

In 2009, sales through our network of distributors accounted for 88.5% of our total revenue. In 2009, our 10 largest distributors accounted for 63.8% of our total revenue. In 2009, no distributor or other customer accounted for more than 10% of our revenue. We do not have long-term agreements with our distributors. Our distributors may terminate their relationships with us with advance notice of up to three months.

Cost of revenue. Our cost of revenue consists principally of:

•	direct materials, which principally consist of packaging, raw wafer costs, chemicals and certain gases;

•	salaries and other compensation for employees directly involved in manufacturing activities, including share-based compensation expense;

•	depreciation and amortization; and

•	overhead, including electric power, maintenance of production equipment, indirect materials, production support, quality control, and facilities and building rent.

Our cost of revenue also includes product warranty cost and impairment loss on inventories. We provide warranty for defects within two years from the date that the product is manufactured. We accrue the estimated costs of warranties based on our historical warranty expense patterns. We record adjustments to write down the cost of obsolete inventory to the estimated market value based on the aging of inventory and historical demand for our products.

Operating expenses. Our operating expenses consist of the following:

•

Research and development expenses. Research and development expenses consist primarily of salaries and benefits for research and development personnel, materials costs, office rent, share-based compensation expenses, depreciation and maintenance on the equipment used in our research and development efforts. Research and development expenses also include costs related to pilot production activities prior to the commencement of commercial production. As we continue our strategy of rapidly expanding our product portfolio, we expect our research and development expenses will increase in absolute dollar terms in future periods.

•

Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in selling and marketing activities, commercial promotions and other publicity-generating events, share-based compensation expenses and costs of product samples. We expect our selling and marketing expenses to increase in absolute dollars in future periods as we undertake additional direct selling and marketing efforts to increase direct contacts with our industry-leading customers.

•

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance, human resource and information technology personnel, commercial insurance, fees for professional services, share-based compensation expenses and provision for doubtful accounts receivable. We expect our general and administrative expenses to increase in absolute dollar terms in future periods as we support our expanding operations, and as a result of expenses associated with becoming a public company.

Other income (expenses). Our other income (expenses) consist of:

•	Interest income. Interest income has been primarily derived from time deposits.

•	Interest expense. Interest expense has been primarily attributable to our bank loans.

•

Foreign exchange gain (loss). Foreign exchange gain or loss is the financial impact of fluctuations of foreign exchange rates over transactions or monetary assets and liabilities that are denominated in a currency other than the accounting functional currency.

•

Gain (loss) on financial instruments: We enter into forward foreign exchange contracts to mitigate risks of the possible adverse impact resulting from exchange rate fluctuations between the U.S. dollar and RMB. We record any gain or loss from financial instruments to reflect the variations in the assessment of the fair value of our unsettled forward foreign exchange contracts.

•

Gain (loss) on valuation of warrant liability. As a consequence of the adoption of ASC Topic 480 “Distinguishing Liabilities from Equity,” we revalue on a quarterly basis our outstanding warrants using the Black-Scholes option pricing model. The change in fair value of the warrant liability is then charged to income.

•	Other income, net. Other income, net principally consists of governmental subsidies and various miscellaneous income.

Taxation

We are a Cayman Islands company, and we currently conduct our operations through subsidiaries located in the PRC, Hong Kong, Taiwan and the United States. As a consequence, we, either directly or through one of our subsidiaries, are subject to taxation in each of these jurisdictions. Our principal operating entities are in China, and our applicable income tax rates are primarily driven by PRC tax laws. The following discussion is an overview of Cayman Islands and PRC taxation laws and policies, to which we are subject.

Cayman Islands tax. Under the current laws of the Cayman Islands, we are not subject to tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

PRC tax. Prior to January 1, 2008, as a manufacturing wholly foreign-owned enterprise registered in Shanghai’s Caohejing Economic and Technological Development Zone, our primary operating entity, SIM-BCD, was entitled to a preferential income tax rate of 15% as well as an exemption from PRC enterprise income tax for two years commencing from the first profit-making year after utilizing all the prior year tax losses and, thereafter, to 50% relief from PRC enterprise income tax for the next three years. On January 1, 2008, the new PRC Enterprise Income Tax Law, or New Tax Law, its implementation rules and Guofa 2007 No. 39, or Circular 39, took effect simultaneously. These new rules and regulations provide an uniform EIT rate for PRC enterprises of 25% and provide a transition period for preferential lower tax rates and tax holidays under the previous tax laws, regulations and relevant regulatory documents. Pursuant to the above laws and regulations and the approval of relevant PRC local tax authorities, the applicable enterprise income tax rate for SIM-BCD, our principal operating entity, was 0% for each of the years ended December 31, 2008 and 2009 as we received the benefit of the two-year tax holiday described above. We expect our applicable tax rate for SIM-BCD to be 11%, 12% and 12.5% for the years ended December 31, 2010, 2011 and 2012, respectively, as we receive the benefit of the 50% relief from PRC enterprise income tax for the next three years.

We established BCD (Shanghai) ME in November 2009. BCD (Shanghai) ME is currently subject to a 25% uniform tax rate. We intend to qualify BCD (Shanghai) ME as an HNTE in order to lower its effective tax rate from 25% to 15%, but we may not be able to obtain this qualification.

Results of Operations

Nine months ended September 30, 2009 compared with nine months ended September 30, 2010

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the nine months ended September 30, 2009 and 2010.

	Nine months ended September 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Net revenue	$73,175	100.0%	$101,270	100.0%
Cost of revenue(1)	56,200	76.8	67,803	67.0

Gross profit	16,975	23.2	33,467	33.0

Operating expenses:
Research and development(1)	4,406	6.0	5,611	5.5
Selling and marketing(1)	3,737	5.1	5,089	5.0
General and administrative(1)	5,221	7.2	5,458	5.4

Total operating expenses	13,364	18.3	16,158	15.9

Income from operations	3,611	4.9	17,309	17.1
Other income (expense), net	(449)	(0.6)	289	0.3

Income before income tax	3,162	4.3	17,598	17.4
Income tax expense (benefit)	(288)	(0.4)	936	0.9

Net income	$3,450	4.7%	$16,662	16.5%

(Dollars in thousands)

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Nine months ended September 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(dollars in thousands, unaudited)
Cost of revenue	$120	0.2%	$75	0.1%
Operating expenses:
Research and development	168	0.2	135	0.1
Selling and marketing	154	0.2	146	0.1
General and administrative	847	1.2	841	0.9

Total operating expenses	1,169	1.6	1,122	1.1

Total	$1,289	1.8%	$1,197	1.2%

Net revenue, Cost of revenue and Gross profit

	Nine months ended September 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Net revenue	$73,175	100.0%	$101,270	100.0%
Cost of revenue	56,200	76.8	67,803	67.0

Gross profit	$16,975	23.2%	$33,467	33.0%

(Dollars in thousands)

Net revenue. Our net revenue increased from $73.2 million in the nine months ended September 30, 2009 to $101.3 million in the nine months ended September 30, 2010. This increase was a result of growth in unit sales across all categories of our products, resulting from increased demand for existing products as the general economy recovered from the global economic downturn, which negatively affected the demand for our products in 2009. We also increased our revenue from the sale of new products that we introduced since September 30, 2009, which increased our revenue over the nine months ended September 30, 2010 by approximately $8.3 million. Our revenue growth during the first nine months of 2010 was driven by strong sales of our linear products, which increased from $51.7 million in the nine months ended September 30, 2009 to $64.3 million in the nine months ended September 30, 2010, and which comprised 63.5% of our total revenue in the first nine months of 2010. Revenue growth during the first nine months of 2010 was also driven by strong sales of our high performance products, including our AC/DC products and our DC/DC products due to an increase in sales volume from our end customers in South Korea and China. Revenue from our AC/DC products increased from $10.1 million in the nine months ended September 30, 2009 to $20.3 million in the nine months ended September 30, 2010. Revenue from our DC/DC products increased from $2.7 million in the nine months ended September 30, 2009 to $5.2 million in the nine months ended September 30, 2010. Revenue of other products, primarily our Hall effect sensors, increased from $2.3 million in the nine months ended September 30, 2009 to $4.2 million in the nine months ended September 30, 2010. Revenue from foundry services increased from $6.3 million in the nine months ended September 30, 2009 to $7.3 million in the nine months ended September 30, 2010. Increases in our revenue from other products and foundry services were mainly due to the recovery of our business from the global economic downturn, which negatively affected our revenue in 2009.

Cost of revenue. Our cost of revenue increased from $56.2 million in the nine months ended September 30, 2009 to $67.8 million in the nine months ended September 30, 2010 primarily due to increased product sales.

Gross profit. Our gross profit increased from $17.0 million in the first nine months of 2009 to $33.5 million in the first nine months of 2010. Our gross margin increased from 23.2% in the nine months ended September 30, 2009 to 33.0% in the nine months ended September 30, 2010. The increase in our gross profit was primarily due to an increase in our net revenue. The increase in our net revenue also led to an improvement in our gross margin due to higher fab capacity utilization, which significantly reduced costs related to idle capacity. Additional gross margin improvement was the result of cost reduction, including lower costs in wafer processing and IC packaging. Finally, a favorable change in our product mix also contributed to our gross margin improvement.

Operating expenses

	Nine months ended September 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Research and development	$4,406	6.0%	$5,611	5.5%
Selling and marketing	3,737	5.1	5,089	5.0
General and administrative	5,221	7.2	5,458	5.4

Total operating expenses	$13,364	18.3%	$16,158	15.9%

(Dollars in thousands)

Operating expenses. Our operating expenses increased from $13.4 million in the nine months ended September 30, 2009 to $16.2 million in the nine months ended September 30, 2010. This increase in operating expenses primarily reflected our increased spending on research and development as well as on sales and marketing.

Research and development. Our research and development expenses increased from $4.4 million in the nine months ended September 30, 2009 to $5.6 million in the nine months ended September 30, 2010. The increase in absolute dollar research and development expenses was attributable primarily to the costs of materials used for research and development activities, which increased by $284,000, and to higher expenses in salary and other compensation costs, which increased by $842,000, reflecting our efforts to recruit and retain engineering talent. Our research and development staff is mainly comprised of analog design and process technology engineers. The total headcount of our employees performing research and development functions increased from 152 at September 30, 2009 to 177 at September 30, 2010.

Selling and marketing. Our selling and marketing expenses increased from $3.7 million in the nine months ended September 30, 2009 to $5.1 million in the nine months ended September 30, 2010. This increase in absolute dollar selling and marketing expenses was primarily the result of increases of $1.0 million in salary and other compensation costs related to hiring and retaining additional selling, marketing and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 71 on September 30, 2009 to 85 on September 30, 2010.

General and administrative. Our general and administrative expenses increased from $5.2 million in the nine months ended September 30, 2009 to $5.5 million in the nine months ended September 30, 2010. Such expenses declined as a percentage of net revenue from 7.2% to 5.4%. This decrease as a percentage of revenue was primarily the result of our strategy to maintain our general and administrative expenses levels despite our revenue growth.

Income from operations

Income from operations. Our income from operations improved from $3.6 million in the nine months ended September 30, 2009 to $17.3 million in the nine months ended September 30, 2010. This improvement was primarily due to a 38.4% increase in net revenue and to gross margin growth from 23.2% in the first nine months of 2009 to 33.0% in the first nine months of 2010, partially offset by an increase in operating expenses.

Other income (expense), net and Income tax expense

	Nine months ended September 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Other income (expense), net	$(449)	(0.6)%	$289	0.3%
Income tax expense (benefit)	(288)	(0.4)	936	0.9

(Dollars in thousands)

Other income (expense), net. We recorded net other expense of $449,000 in the nine months ended September 30, 2009 and net other income of $289,000 in the nine months ended September 30, 2010. This increase was primarily due to a change in valuation of warrant liability, which resulted in loss of $350,000 in the nine months ended September 30, 2009 and income of $751,000 in the nine months ended September 30, 2010. For the nine months ended September 30, 2010, we recorded a loss of $776,000 from foreign exchange transactions, which were partially offset by a gain of $405,000 as a result of the fair value assessment of our foreign exchange forward contracts.

Income tax expense (benefit). We recorded an income tax benefit of $288,000 in the nine months ended September 30, 2009 and income tax expense of $936,000 in the nine months ended September 30, 2010. The income tax expense in the period ended September 30, 2010 was primarily the result of a change in our applicable tax rate, which increased from 0.0% in 2009 to 11.0% in 2010. See “Taxation.”

Net income

Net income. Our net income increased from $3.5 million in the nine months ended September 30, 2009 to $16.7 million in the nine months ended September 30, 2010. This increase was primarily due to a 38.4% increase in net revenue and to gross margin growth from 23.2% in the first nine months of 2009 to 33.0% in the first nine months of 2010. This effect was partially offset by operating expenses that increased at a lower rate than our growth in net revenue and gross margins and by an increase in income tax expense from a benefit of $288,000 for the first nine months of 2009 to an expense of $936,000 in the first nine months of 2010.

Six months ended June 30, 2009 compared with six months ended June 30, 2010

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the six months ended June 30, 2009 and 2010.

	Six months ended June 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Net revenue	$42,271	100.0%	$62,701	100.0%
Cost of revenue(1)	34,471	81.5	42,613	68.0

Gross profit	7,800	18.5	20,088	32.0

Operating expenses:
Research and development(1)	2,850	6.7	3,692	5.9
Selling and marketing(1)	2,259	5.3	3,166	5.0
General and administrative(1)	3,195	7.6	3,360	5.4

Total operating expenses	8,304	19.6	10,218	16.3

Income (loss) from operations	(504)	(1.2)	9,870	15.7
Other income (expense), net	43	0.1	298	0.5

Income (loss) before income tax	(461)	(1.1)	10,168	16.2
Income tax expense	—	—	516	0.8

Net income (loss)	$(461)	(1.1)%	$9,652	15.4%

(Dollars in thousands)

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Six months ended June 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Cost of revenue	$93	0.2%	$40	0.1%
Operating expenses:
Research and development	119	0.3	80	0.1
Selling and marketing	115	0.3	82	0.1
General and administrative	432	1.0	434	0.7

Total operating expenses	666	1.6	596	0.9

Total	$759	1.8%	$636	1.0%

(Dollars in thousands)

Net revenue, Cost of revenue and Gross profit

	Six months ended June 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Net revenue	$42,271	100.0%	$62,701	100.0%
Cost of revenue	34,471	81.5	42,613	68.0

Gross profit	$7,800	18.5%	$20,088	32.0%

(Dollars in thousands)

Net revenue. Our net revenue increased from $42.3 million in the six months ended June 30, 2009 to $62.7 million in the six months ended June 30, 2010. This increase was a result of growth in unit sales across all categories of our products, resulting from increased demand for existing products as the general economy recovered from the global economic downturn, which negatively affected the demand for our products in the first half of 2009. We also increased our revenue from the sale of new products that we introduced since the first half of 2009, which increased our revenue over the six months ended June 30, 2010 by approximately $4.0 million. Our revenue growth during the first six months of 2010 was driven by strong sales of our linear products, which increased from $30.2 million in the six months ended June 30, 2009 to $41.2 million in the six months ended June 30, 2010, and which comprised 65.6% of our total revenue in the first six months of 2010. Revenue growth during the first six months of 2010 was also driven by strong sales of our high performance products, including our AC/DC products and our DC/DC products due to an increase in sales volume from our end customers in South Korea and China. Revenue from our AC/DC products increased from $5.7 million in the six months ended June 30, 2009 to $11.8 million in the six months ended June 30, 2010. Revenue from our DC/DC products increased from $1.4 million in the six months ended June 30, 2009 to $3.0 million in the six months ended June 30, 2010. Revenue of other products, primarily our Hall effect sensors, increased from $1.4 million in the six months ended June 30, 2009 to $2.4 million in the six months ended June 30, 2010. Revenue from foundry services increased from $3.6 million in the six months ended June 30, 2009 to $4.3 million in the six months ended June 30, 2010. Increases in our revenue from other products and foundry services were mainly due to the recovery of our business from the global economic downturn, which negatively affected our revenue in the first half of 2009.

Cost of revenue. Our cost of revenue increased from $34.5 million in the six months ended June 30, 2009 to $42.6 million in the six months ended June 30, 2010 primarily due to increased product sales.

Gross profit. Our gross profit increased from $7.8 million in the first six months of 2009 to $20.1 million in the first six months of 2010. Our gross margin increased from 18.5% in the six months ended June 30, 2009 to 32.0% in the six months ended June 30, 2010. The increase in our gross profit was primarily due to an increase in our net revenue. The increase in our net revenue also led to an improvement in our gross margin due to higher fab capacity utilization, which significantly reduced costs related to idle capacity. Additional gross margin improvement was the result of cost reduction, including lower costs in wafer processing and IC packaging. Finally, a favorable change in our product mix also contributed to our gross margin improvement.

Operating expenses

	Six months ended June 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Research and development	$2,850	6.7%	$3,692	5.9%
Selling and marketing	2,259	5.3	3,166	5.0
General and administrative	3,195	7.6	3,360	5.4

Total operating expenses	$8,304	19.6%	$10,218	16.3%

(Dollars in thousands)

Operating expenses. Our operating expenses increased from $8.3 million in the six months ended June 30, 2009 to $10.2 million in the six months ended June 30, 2010. This increase in operating expenses primarily reflected our increased spending on research and development as well as on sales and marketing.

Research and development. Our research and development expenses increased from $2.9 million in the six months ended June 30, 2009 to $3.7 million in the six months ended June 30, 2010. The increase in absolute dollar research and development expenses was attributable primarily to higher expenses in salary and other compensation costs, which increased by $679,000, reflecting our efforts to recruit and retain engineering talent. Our research and development staff is mainly comprised of analog design and process technology engineers. The total headcount of our employees performing research and development functions increased from 113 at June 30, 2009 to 132 at June 30, 2010. Costs of materials used for research and development activities increased by $152,000.

Selling and marketing. Our selling and marketing expenses increased from $2.3 million in the six months ended June 30, 2009 to $3.2 million in the six months ended June 30, 2010. This increase in absolute dollar selling and marketing expenses was primarily the result of increases of $782,000 in salary and other compensation costs related to hiring and retaining additional selling, marketing and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 88 on June 30, 2009 to 121 on June 30, 2010.

General and administrative. Our general and administrative expenses increased from $3.2 million in the six months ended June 30, 2009 to $3.4 million in the six months ended June 30, 2010. Such expenses declined as a percentage of net revenue from 7.6% to 5.4%. This decrease as a percentage of revenue was primarily the result of our strategy to maintain our general and administrative expenses levels despite our revenue growth.

Income (loss) from operations

Income (loss) from operations. Our income (loss) from operations improved from a loss of $504,000 in the six months ended June 30, 2009 to income of $9.9 million in the six months ended June 30, 2010. This improvement was primarily due to a 48.3% increase in net revenue and to gross margin growth from 18.5% in the first six months of 2009 to 32.0% in the first six months of 2010, partially offset by an increase in operating expenses.

Other income (expense), net and Income tax expense

	Six months ended June 30,
	2009	% of Net Revenue	2010	% of Net Revenue
	(Unaudited)
Other income (expense), net	$43	0.1%	$298	0.5%
Income tax expense	—	—	516	0.8

(Dollars in thousands)

Other income (expense), net. We record net other income of $43,000 in the six months ended June 30, 2009 and $298,000 in the six months ended June 30, 2010. This increase was primarily due to a change in valuation of warrant liability, which resulted in income of $148,000 in the six months ended June 30, 2009 and income of $534,000 in the six months ended June 30, 2010.

Income tax expense. We recorded an income tax expense of $0 in the six months ended June 30, 2009 and $516,000 in the six months ended June 30, 2010. The income tax expense in the period ended June 30, 2010 was primarily the result of generating net income in 2010.

Net income (loss)

Net income (loss). Our net income (loss) increased from a net loss of $461,000 in the six months ended June 30, 2009 to net income of $9.7 million in the six months ended June 30, 2010. This increase was primarily due to a 48.3% increase in net revenue and to gross margin growth from 18.5% in the first six months of 2009 to 32.0% in the first six months of 2010. This effect was partially offset by operating expenses that increased at a lower rate than our growth in net revenue and gross margins and by an increase in income tax expense from $0 for the first six months of 2009 to $516,000 in the first six months of 2010.

Year ended December 31, 2008 compared with year ended December 31, 2009

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the years ended December 31, 2008 and 2009.

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
Net revenue	$88,085	100.0%	$100,844	100.0%
Cost of revenue(1)	69,587	79.0	75,230	74.6

Gross profit	18,498	21.0	25,614	25.4

Operating expenses:
Research and development(1)	7,013	8.0	6,244	6.2
Selling and marketing(1)	4,487	5.1	5,422	5.4
General and administrative(1)	10,178	11.5	7,661	7.6

Total operating expenses	21,678	24.6	19,327	19.2

Income (loss) from operations	(3,180)	(3.6)	6,287	6.2
Other income (expense), net	(1,665)	(1.9)	44	0.1

Income (loss) before income tax	(4,845)	(5.5)	6,331	6.3
Income tax benefit	(43)	(0.0)	(577)	(0.6)

Net income (loss)	$(4,802)	(5.5)%	$6,908	6.9%

(Dollars in thousands)

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
Cost of revenue	$132	0.1%	$147	0.1%

Operating expenses:
Research and development	182	0.2	225	0.2
Selling and marketing	164	0.2	199	0.2
General and administrative	1,728	2.0	1,087	1.1

Total operating expenses	2,074	2.4	1,511	1.5

Total	$2,206	2.5%	$1,658	1.6%

(Dollars in thousands)

Net revenue, Cost of revenue and Gross profit

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
Net revenue	$88,085	100.0%	$100,844	100.0%
Cost of revenue	69,587	79.0	75,230	74.6

Gross profit	$18,498	21.0%	$25,614	25.4%

(Dollars in thousands)

Net revenue. Our net revenue increased from $88.1 million in 2008 to $100.8 million in 2009. This increase was primarily a result of increased demand across product lines as the general economy recovered from the global economic downturn in 2008 and the first half of 2009 and the introduction of new products. The recovery in 2009 was driven primarily by strong sales of our linear products, which increased from $55.6 million in 2008 to $69.6 million in 2009, which comprised 69.0% of our net revenue in 2009. Revenue from our AC/DC products increased from $14.2 million in 2008 to $15.2 million in 2009 as we expanded our AC/DC products to new applications, in particular to the consumer electronics market in China. Revenue from our DC/DC products increased from $2.7 million in 2008 to $4.0 million in 2009 as we increased our sales volume from our end customers in China. Revenue of other products increased from $2.6 million in 2008 to $3.3 million in 2009. Revenue from foundry services decreased from $13.0 million in 2008 to $8.7 million in 2009 as our fab utilization from the manufacturing of our own products was higher in 2009 resulting in less available capacity for our foundry services.

Cost of revenue. Our cost of revenue increased from $69.6 million in 2008 to $75.2 million in 2009 primarily due to increased shipments partially offset by a lower level of inventory write-downs in 2009.

Gross profit. Our gross profit increased from $18.5 million in 2008 to $25.6 million in 2009. Our gross margin increased from 21.0% in 2008 to 25.4% in 2009. The increase in our gross margin was mainly due to increased net revenue, cost savings in our production operations and decreased inventory write-downs in 2009 as compared to 2008. Our inventory write-downs decreased from $5.4 million in 2008 to $2.2 million in 2009. The decrease in inventory write-downs in 2009 was largely due to the recovery from the global economic downturn, which resulted in an increase in the marketability and turnover of our inventories.

Operating expenses

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
Research and development	$7,013	8.0%	$6,244	6.2%
Selling and marketing	4,487	5.1	5,422	5.4
General and administrative	10,178	11.5	7,661	7.6

Total operating expenses	$21,678	24.6%	$19,327	19.2%

(Dollars in thousands)

Operating expenses. Our operating expenses decreased from $21.7 million in 2008 to $19.3 million in 2009, primarily reflecting our efforts to reduce our fixed costs in the context of a global recession as well as improvements made to the efficiency of our operations.

Research and development. Our research and development expenses decreased from $7.0 million in 2008 to $6.2 million in 2009. Research and development material expenses decreased from $1.9 million in 2008 to

$1.1 million in 2009. Employment expenses, however, increased from $3.7 million in 2008 to $4.1 million in 2009 as a result of an increase in research and development employees to support our new product development efforts. The total headcount of our employees performing research and development functions increased from 113 on December 31, 2008 to 125 on December, 31, 2009.

Selling and marketing. Our selling and marketing expenses increased from $4.5 million in 2008 to $5.4 million in 2009. This increase was primarily the result of increases in salary and other compensation costs related to hiring additional selling, marketing personnel and applications engineering personnel. The total headcount of our employees performing selling and marketing functions increased from 89 on December 31, 2008 to 105 on December 31, 2009.

General and administrative. Our general and administrative expenses decreased from $10.2 million in 2008 to $7.7 million in 2009. This decrease was primarily the result of a decrease of $930,000 in litigation expense resulting from the settlement in 2009 of the patent litigation with Power Integrations that started in late 2007, savings attributable to lower salary and other compensation costs which decreased from $3.0 million in 2008 to $2.6 million in 2009 as a result of headcount reduction in response to the global economic downturn, and reduced share-based compensation charges, which decreased from $1.7 million in 2008 to $1.1 million in 2009. The total headcount of our employees performing general and administrative functions declined from 84 on December 31, 2008 to 79 on December 31, 2009.

Income (Loss) from operations

Income (loss) from operations. Our income (loss) from operations improved from a loss of $3.2 million in 2008 to income of $6.3 million in 2009. This improvement was primarily due to an increase in net revenue of 14.5%, gross margin growth from 21.0% in 2008 to 25.4% in 2009 and decreased operating expenses in 2009 versus 2008.

Other income (expense), net and Income tax expense

	Years ended December 31,
	2008	% of Net Revenue	2009	% of Net Revenue
Other income (expense), net	$(1,665)	(1.9)%	$44	0.1%
Income tax expense (benefit)	(43)	(0.0)	(577)	(0.6)

(Dollars in thousands)

Other income (expense), net. In 2008, we recorded a loss of $1.7 million from net other income as compared to a gain of $44,000 in 2009. In 2009, as we decreased total bank borrowings, we were able to decrease interest expenses which were $1.0 million in 2008 and $737,000 in 2009. We revalued warrants issued in prior years, and the change in fair value of these warrants resulted in a loss of $926,000 in 2008 and a gain of $145,000 in 2009.

Income tax expense (benefit). We recorded an income tax benefit of $43,000 in 2008 as compared to $577,000 in 2009 as a result of recognition of a deferred tax asset.

Net income (loss)

Net income (loss). Our net income (loss) improved from a net loss of $4.8 million in 2008 to net income of $6.9 million in 2009. This improvement was primarily due to a 14.5% increase in net revenue, gross margin growth from 21.0% in 2008 to 25.4% in 2009, decreased operating expenses in 2009 compared to 2008 and an increase in income tax benefit from $43,000 in 2008 to $577,000 in 2009.

Year ended December 31, 2007 compared with year ended December 31, 2008

The following table sets forth a summary of our consolidated statements of operations, also expressed as a percentage of net revenue, for the years ended December 31, 2007 and 2008.

	Years ended December 31,
	2007	% of Net Revenue	2008	% of Net Revenue
Net revenue	$98,683	100.0%	$88,085	100.0%
Cost of revenue(1)	76,466	77.5	69,587	79.0

Gross profit	22,217	22.5	18,498	21.0

Operating expenses:
Research and development(1)	5,947	6.0	7,013	8.0
Selling and marketing(1)	3,577	3.6	4,487	5.1
General and administrative(1)	11,349	11.5	10,178	11.5

Total operating expenses	20,873	21.1	21,678	24.6

Income (loss) from operations	1,344	1.4	(3,180)	(3.6)
Other income (expense), net	(41)	(0.1)	(1,665)	(1.9)

Income (loss) before income tax	1,303	1.3	(4,845)	(5.5)
Income tax expense (benefit)	697	0.7	(43)	(0.0)

Net income (loss)	$606	0.6%	$(4,802)	(5.5)%

(Dollars in thousands)

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Years ended December 31,
	2007	% of Net Revenue	2008	% of Net Revenue
Cost of revenue	$125	0.1%	$132	0.1%
Operating expenses:
Research and development	141	0.1	182	0.2
Selling and marketing	150	0.2	164	0.2
General and administrative	961	1.0	1,728	2.0

Total operating expenses	1,252	1.3	2,074	2.4

Total	$1,377	1.4%	$2,206	2.5%

(Dollars in thousands)

Net revenue, Cost of revenue and Gross profit

	Years ended December 31,
	2007	% of Net Revenue	2008	% of Net Revenue
Net revenue	$98,683	100.0%	$88,085	100.0%
Cost of revenue	76,466	77.5	69,587	79.0

Gross profit	$22,217	22.5%	$18,498	21.0%

(Dollars in thousands)

Net revenue. Our net revenue decreased from $98.7 million in 2007 to $88.1 million in 2008, as a result of the global economic downturn following the financial crisis that began in the middle of 2008. While the revenue contraction affected all of our IC products, the most significant contraction in absolute dollars was primarily from our linear products, which recorded total revenue of $63.5 million in 2007 as compared to $55.6 million in 2008. Revenue from our AC/DC products decreased from $18.5 million in 2007 to $14.2 million in 2008. Revenue from our DC/DC products decreased from $3.7 million in 2007 to $2.7 million in 2008. Revenue of other products decreased from $3.0 million in 2007 to $2.6 million in 2008. Revenue from foundry services increased from $10.0 million in 2007 to $13.0 million in 2008 reflecting our efforts to increase the capacity utilization of our fab by providing manufacturing services to third parties in light of the economic recession.

Cost of revenue. Our cost of revenue decreased from $76.5 million in 2007 to $69.6 million in 2008 primarily due to decreased sales of our products.

Gross profit. Our gross profit decreased from $22.2 million in 2007 to $18.5 million in 2008. Our gross margin in 2007 was 22.5% as compared to 21.0% in 2008. The decline in our gross profit, as well the related decline in our gross margin, was due primarily to a decrease in our net revenue, increased inventory write-downs and reduced sales activities which resulted in additional idle fab capacity costs. The inventory write-downs in 2008 were $5.4 million as compared to $3.0 million in 2007. We build our products based on our expectations of demand, and when there are changes in technology or other competitive factors, the actual demand for certain of our products may be less than expected, which will cause inventory write-downs to increase. The increased inventory write-downs in 2008 were a result of our estimate of depreciation in the market value of our inventory primarily due to the economic downturn in the second half of 2008, and the fact that our inventory levels at the time of such downturn, including our raw materials, work in process and finished goods, was relatively high in relation to our business activities.

Operating expenses

	Years ended December 31,
	2007	% of Net Revenue	2008	% of Net Revenue
Research and development	$5,947	6.0%	$7,013	8.0%
Selling and marketing	3,577	3.6	4,487	5.1
General and administrative	11,349	11.5	10,178	11.5

Total operating expenses	$20,873	21.1%	$21,678	24.6%

(Dollars in thousands)

Operating expenses. Our operating expenses increased from $20.9 million in 2007 to $21.7 million in 2008.

Research and development. Our research and development expenses increased from $5.9 million in 2007 to $7.0 million in 2008. As a result of a higher number of new products under development, material costs in research and development activities increased from $1.3 million in 2007 to $1.9 million in 2008. This increase was also driven by severance and other charges in connection with the termination of our engineering activities in Taiwan in 2008. The increase in expenses was partially offset by a decrease in our research and development depreciation charges as some of our equipment used in our research and development activities came to the end of their depreciation period in 2008. The total headcount of our employees performing research and development functions was 120 on December 31, 2007 as compared to 113 on December 31, 2008.

Selling and marketing. Our selling and marketing expenses increased from $3.6 million in 2007 to $4.5 million in 2008. This increase was primarily due to increases in salary and compensation expenses and travel expenses related to recruiting and training of new employees. The increase in the salary and compensation expenses was mainly due to the hiring in late 2007 of additional selling and marketing personnel in Taiwan, which was partially offset by a decline in our salary and compensation expenses due to a reduction in selling and marketing personnel in late 2008 as a result of the global economic downturn. The total headcount of our employees performing selling and marketing functions was 92 on December 31, 2007 as compared to 89 on December 31, 2008.

General and administrative. Our general and administrative expenses decreased from $11.3 million in 2007 to $10.2 million in 2008. This decrease was due primarily to charges of $4.1 million in 2007 in connection with professional fees in preparation for an initial public offering, which we did not complete. This decrease was partially offset by an increase in 2008 of $1.1 million in fees paid to legal professionals in connection with patent litigation and an increase of $767,000 in our share-based compensation expense attributable to general and administrative functions in 2008 as compared to 2007 as a result of accelerated vesting of share options in connection with the departure of our former chief executive officer.

Income (loss) from operations

Income (loss) from operations. Our income (loss) from operations decreased from income of $1.3 million in 2007 to a loss of $3.2 million in 2008. This decrease was primarily due to a 10.7% decrease in net revenue, gross margin decline from 22.5% in 2007 to 21.0% in 2008 and increased operating expenses from 2007 to 2008.

Other income (expense), net and Income tax expense

	Years ended December 31,
	2007	% of Net Revenue	2008	% of Net Revenue
Other income (expense), net	$(41)	0.1%	$(1,665)	(1.9)%
Income tax expense (benefit)	697	0.7	(43)	(0.0)

(Dollars in thousands)

Other income (expense), net. We recorded a loss of $41,000 of net other income in 2007, compared with net loss of $1.7 million in 2008. The increase in net loss was due primarily to the change in the fair value of warrant liabilities. The change in the warrant liabilities resulted in a gain of $668,000 in 2007 and a loss of $926,000 in 2008.

Income tax expense (benefit). We recorded an income tax expense of $697,000 in 2007 primarily related to the realization of deferred tax assets, as compared to income tax benefit of $43,000 in 2008 related to the recognition of deferred tax assets.

Net income (loss)

Net income (loss). Our net income (loss) decreased from net income of $606,000 in 2007 to net loss of $4.8 million in 2008. This decrease was primarily due to a 10.7% decrease in net revenue, gross margin decline from 22.5% in 2007 to 21.0% in 2008 and increased operating expenses from 2007 to 2008, partially affected by $43,000 of income tax benefit in 2008 as compared to $697,000 of income tax expense in 2007.

Revenue by Geographic Region

The table below describes net revenue by geographic region for the fiscal years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010:

	Years ended December 31,			Nine months ended September 30,
GEOGRAPHIC REGION	2007	2008	2009	2009	2010
				(Unaudited)
PRC and Hong Kong	$53,710	$45,915	$63,316	$41,796	$56,989
% of total net revenue	54.4%	52.1%	62.8%	57.1%	56.3%
Taiwan	$22,304	$21,901	$25,192	$21,972	$27,847
% of total net revenue	22.6%	24.9%	25.0%	30.0%	27.5%
South Korea	$17,882	$15,116	$8,413	$6,687	$10,505
% of total net revenue	18.1%	17.2%	8.3%	9.1%	10.4%
North America	$2,485	$2,292	$1,278	$1,214	$2,051
% of total net revenue	2.5%	2.6%	1.3%	1.7%	2.0%
Other Countries	$2,302	$2,861	$2,645	$1,506	$3,878
% of total net revenue	2.4%	3.2%	2.6%	2.1%	3.8%

Total net revenue	$98,683	$88,085	$100,844	$73,175	$101,270

(Dollars in thousands)

Selected Quarterly Consolidated Financial Information

The following tables set forth our quarterly consolidated statements of operations for each of the seven quarters ended September 30, 2010 in dollars and as a percentage of net revenue. The quarterly unaudited information has been prepared on the same basis as, and should be read in conjunction with, our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the description of the effects of seasonality discussed elsewhere in this prospectus. The information reflects all normal, recurring adjustments which are in the opinion of our management necessary for the fair representation of our results of operations for the quarters presented. The results for any quarter are not necessarily indicative of results that may be expected for any future quarters.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(Unaudited)
Net revenue	$17,095	$25,176	$30,905	$27,668	$28,617	$34,084	$38,569
Cost of revenue(1)	15,673	18,798	21,730	19,029	20,047	22,566	25,190

Gross profit	1,422	6,378	9,175	8,639	8,570	11,518	13,379

Operating expenses:
Research and development(1)	1,399	1,451	1,556	1,838	1,804	1,888	1,919
Selling and marketing(1)	1,036	1,223	1,478	1,685	1,478	1,688	1,923
General and administrative(1)	1,461	1,734	2,026	2,440	1,555	1,805	2,098

Total operating expenses	3,896	4,408	5,060	5,963	4,837	5,381	5,940

Income (loss) from operations	(2,474)	1,970	4,115	2,676	3,733	6,137	7,439
Other income (expense), net	(39)	83	(493)	493	(884)	1,182	(9)
Income tax expense (benefit)	—	—	(288)	(289)	181	335	420

Net income (loss)	$(2,513)	$2,053	$3,910	$3,458	$2,668	$6,984	$7,010

(Dollars in thousands)

(1)	Amounts include share-based compensation expense as described in the table immediately below.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(Unaudited)
Cost of revenue	$24	$69	$27	$27	$22	$19	$34
Operating expenses:
Research and development	50	68	50	57	42	38	55
Selling and marketing	32	83	39	45	38	44	64
General and administrative	162	271	414	240	182	252	407

Total operating expenses	244	422	503	342	262	334	526

Total	$268	$491	$530	$369	$284	$353	$560

(Dollars in thousands)

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(Unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue(2)	91.7	74.7	70.3	68.8	70.1	66.2	65.3

Gross profit	8.3	25.3	29.7	31.2	29.9	33.8	34.7

Operating expenses:
Research and development(2)	8.2	5.7	5.0	6.6	6.3	5.6	5.0
Selling and marketing(2)	6.1	4.9	4.8	6.1	5.2	4.9	5.0
General and administrative(2)	8.5	6.9	6.6	8.8	5.4	5.3	5.4

Total operating expenses	22.8	17.5	16.4	21.5	16.9	15.8	15.4

Income (loss) from operations	(14.5)	7.8	13.3	9.7	13.0	18.0	19.3
Other income (expense), net	(0.2)	0.3	(1.6)	1.8	(3.1)	3.5	(0.0)
Income tax expense (benefit)	—	—	(0.9)	(1.0)	0.6	1.0	1.1

Net income (loss)	(14.7)%	8.1%	12.6%	12.5%	9.3%	20.5%	18.2%

(2)	Amounts include share-based compensation expense as described in the table immediately below.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(Unaudited)
Cost of revenue	0.1%	0.3%	0.1%	0.1%	0.1%	0.1%	0.1%
Operating expenses:
Research and development	0.3	0.3	0.2	0.2	0.2	0.1	0.1
Selling and marketing	0.2	0.3	0.1	0.1	0.1	0.1	0.2
General and administrative	1.0	1.1	1.3	0.9	0.6	0.7	1.1

Total operating expenses	1.5	1.7	1.6	1.2	0.9	0.9	1.4

Total	1.6%	2.0%	1.7%	1.3%	1.0%	1.0%	1.5%

Our business is subject to seasonal fluctuations. Net revenue and gross margins have generally fluctuated in a seasonal manner, with the third quarter showing generally stronger net revenue and the first quarter and, to a lesser extent, the fourth quarter showing generally weaker net revenue. This pattern of reduced activity in the first quarter due to the impact of shutdowns related to the Chinese New Year holiday in January or February each year followed by higher activity in the third quarter leading up to our end customers’ holiday sales seasons is typical for many companies in the semiconductor industry. We did not experience the full seasonal impact during the first quarter of 2010, as it was an unusually strong quarter in terms of net revenue and gross margins due to increased demand for our products.

Cost of revenue has similarly fluctuated in a seasonal manner, generally in relation to our net revenue. Our gross margins began to improve in the quarter ended June 30, 2009 as our business recovered from the global economic recession, which began in the middle of 2008. Gross margins continued to improve throughout 2009 as our business continued to recover, and we achieved a more favorable product mix and further production cost savings. Gross margin in each of the seven quarters beginning with the quarter ended March 31, 2009 increased sequentially, except for the quarter ended March 31, 2010 during our seasonally down first quarter, as compared to the same quarter in the prior year. As a result of the seasonal effect of our business, after a slight decline in the first quarter of 2010 due to seasonally reduced sales volumes and a period of suspension of our production due to annual factory maintenance, our gross margin increased in the second quarter of 2010 and the third quarter of 2010 to reach 33.8% and 34.7%, respectively, primarily due to improvement of our product mix, increased capacity utilization and improvement in the efficiency of our operations. We do not expect this general trend of increasing gross margins for the past seven quarters to continue at the same rate.

The fluctuation in other income (expense), net from quarter to quarter is primarily due to warrant liability changes, which were a gain of $129,000 in the three months ended March 31, 2009, a gain of $19,000 in the three months ended June 30, 2009, a loss of $498,000 in the three months ended September 30, 2009, a gain of $495,000 in the three months ended December 31, 2009, a loss of $806,000 in the three months ended March 31, 2010, a gain of $1.3 million in the three months ended June 30, 2010 and a gain of $217,000 in the three months ended September 30, 2010.

We recorded net income every quarter beginning with the quarter ended June 30, 2009. We achieved our highest ever quarterly net income during the quarters ended June 30, 2010 and September 30, 2010 with net income of $7.0 million in each period.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the private sales of preference shares with cumulative gross proceeds of $90.9 million as of September 30, 2010. Additionally, we have financed operations through cash generated from operations and the issuance of debt. Our principal source of liquidity consists of our cash, which was $34.9 million as of September 30, 2010.

The following table sets forth a condensed summary of our cash flows for the fiscal years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010:

	Years ended December 31,			Nine months ended September 30,
	2007	2008	2009	2009	2010
				(Unaudited)
Net cash provided by (used in) operating activities	$10,548	$9,616	$18,494	$14,417	$14,308
Net cash provided by (used in) investing activities	(10,790)	(12,168)	(3,519)	(1,987)	(11,836)
Net cash provided by (used in) financing activities	5,016	(4,579)	(3,580)	(3,581)	(633)

Net increase (decrease) in cash	$4,774	$(7,131)	$11,395	$8,849	$1,839

(Dollars in thousands)

Net Cash Provided by Operating Activities

In 2007, 2008, 2009, the nine months ended September 30, 2009 and the nine months ended September 30, 2010, our operating activities have generated net cash of $10.5 million, $9.6 million, $18.5 million, $14.4 million and $14.3 million, respectively. Our primary uses of cash from operating activities have been for personnel-related expenditures, costs related to our facilities and packaging costs.

For the nine months ended September 30, 2009 and 2010, net cash provided by operating activities was $14.4 million and $14.3 million, respectively. Although our net income increased by $13.2 million from September 30, 2009 to

September 30, 2010, our cash flow from operating activities decreased by $109,000 for the same period primarily due to an increase of $10.0 million in inventory to address the increased demand for our products and increases in non-cash items such as an increased gain of $1.1 million from valuation on warrant liability and gain on valuation of financial instruments of $405,000.

Our net cash generated from operating activities for 2009 was $18.5 million. This was primarily attributable to net income of $6.9 million in 2009 and to improvements in managing operating working capital. Our accounts receivable as of December 31, 2009 increased by $9.2 million as compared to our accounts receivable balance as of December 31, 2008 as a result of an increase in revenue in the fourth quarter of 2009 as compared to the fourth quarter of 2008. Despite this increase in accounts receivables, our days sales outstanding, or DSOs, declined from 57 days as of December 31, 2008 to 49 as of December 31, 2009, primarily due to our establishment of a team dedicated to collecting receivables and tasked with evaluating and managing customer credit and taking necessary actions to reduce DSOs. Additionally, our inventory net of provisions decreased by $4.1 million from $19.8 million at the end of 2008 to $15.7 million at the end of 2009.

Although our revenue in 2009 increased over 2008 by approximately $12.8 million, or 14.5%, the most significant increase occurred from the second half of 2008 in which our revenue was $36.0 million as compared to $58.6 million in the second half of 2009, or an increase of 62.8%. This was due to the impact of the global economic downturn on our business during the second half of 2008, which had begun to turn around by the start of the second half of 2009. Our revenue in the fourth quarter of 2008 was $12.2 million as compared to $27.7 million in the fourth quarter of 2009. Accounts receivables increased from $4.9 million at December 31, 2008, representing 40.2% of revenues for the quarter ended December 31, 2008, to $13.7 million at December 31, 2009, representing 49.5% of revenues for the quarter ended December 31, 2009. The increase in our accounts receivable was primarily driven by the increase in our revenue in the fourth quarter of 2009 as compared to the fourth quarter in 2008. Substantially all of the receivables as of December 31, 2009 were collected in the first quarter of 2010. Our accounts payable at December 31, 2008 and 2009 was $10.5 million and $16.1 million, respectively. The increase in the accounts payable was primarily driven by the increase in the value of materials purchased and the subcontracting activities related to the increase of our sales volumes in the fourth quarter of 2009 as compared to the fourth quarter of 2008.

Our net cash generated from operating activities for 2008 was $9.6 million. In 2008, we had a net loss of $4.8 million, which was more than offset by $13.0 million from variations in non-cash profit and loss items further augmented by a net decrease of $1.4 million in working capital items primarily as a result of reduction in accounts receivable due to decreased revenue in the fourth quarter of 2008 resulting from the global economic recession.

Our net cash generated from operating activities for 2007 was $10.5 million, which consisted primarily of our net income of $606,000, increased by depreciation and amortization expense of $8.7 million, share-based compensation expense of $1.4 million and an increase in accrued expenses and accounts payable of $5.2 million. These increases in operating cash flow were partially offset by an increase in accounts receivable of $3.5 million primarily due to increased sales and an increase in inventories of $6.2 million as we increased our inventory production to meet anticipated customer demand.

Net Cash Used In Investing Activities

Our net cash used in investing activities was $10.8 million, $12.2 million, $3.5 million, $2.0 million and $11.8 million during 2007, 2008 and 2009, the nine months ended September 30, 2009 and the nine months ended September 30, 2010, respectively.

For the nine months ended September 30, 2010, our cash used in investing activities of $11.8 million was primarily $10.6 million for the acquisition of property, plant and equipment, or PP&E, primarily for the expansion of our testing capacity, upgrades to our process technology and equipment purchases for our second fab and an increase of $1.2 million to our restricted cash. For the nine months ended September 30, 2009, our cash used in investing activities of $2.0 million was primarily $2.2 million on PP&E to acquire wafer fabrication equipment and factory maintenance during the nine months ended September 30, 2009 partially offset by a decrease of $229,000 to our restricted cash.

In 2009, our cash used in investing activities of $3.5 million was primarily for the acquisition of PP&E. Due to the unusual economic conditions, we restricted our spending on PP&E to $3.0 million for the year.

In 2008, our investing activities used cash of $12.2 million comprising $8.2 million for the acquisition of PP&E primarily used for our fab maintenance and equipment for our process technology upgrades as well as completion of our headquarters in ZiZhu Science Park, an increase of $2.5 million in fixed-term deposits and $1.5 million for an equity investment in Dayan Technology Industry Co., Ltd. Shenzhen, or Dayan Shenzhen, one of our packaging and processing suppliers.

In 2007, our cash used in investing activities was primarily for acquisition of PP&E as we acquired $14.8 million of PP&E primarily used for the construction of our headquarters in ZiZhu Science Park, which was partially offset by a decrease of $4.7 million in fixed-term deposits.

Net Cash Provided by (Used in) Financing Activities

Our net cash provided by (used in) financing activities was $5.0 million, $(4.6 million), $(3.6 million), $(3.6 million) and $(633,000) during 2007, 2008 and 2009, the nine months ended September 30, 2009 and the nine months ended September 30, 2010, respectively.

For the nine months ended September 30, 2010, our financing activities used $609,000 due to net pay-downs on our short-term bank loans.

In 2009, our financing activities used $3.6 million due to net pay-downs on our short-term bank loans.

In 2008, our financing activities used $4.6 million due to net pay-downs on our short-term bank loans.

In 2007, our financing activities provided $5.0 million of cash primarily due to a net increase in our short-term bank loans of $2.4 million and $1.6 million of proceeds from ZiZhu Science Park as subsidy for the land acquisition.

As of December 31, 2009, we had short-term borrowings totaling $8.6 million. These borrowings were from ABC, and had a one-year term, subject to extension by agreement of the parties. These borrowings were originally due between March and June 2010, but were extended for an additional year and are now due between March and June 2011. As of September 30, 2010, we had $6.0 million denominated in RMB outstanding under loan agreements with ABC with an interest rate of 5.04% due in April 2011. Our borrowings with ABC are guaranteed by SIMIC, an affiliate of one of our 5% shareholders. In addition, we had a loan of $2.0 million denominated in U.S. dollars outstanding under a global banking facilities agreement with the Bank of Nanjing at an interest rate of 4.296%.

Operating Capital

We believe that our current cash position, cash flows from operations and proceeds from this offering will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures, for more than the next 12 months. Our future cash requirements will depend on many factors, including our level of operating income, the timing of our new product introductions, the costs to maintain and upgrade existing manufacturing capacity, the continuing market acceptance of our products, the costs to build our second fab and other changing business conditions and future developments, including any additional investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our shareholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

The ability of our PRC subsidiaries to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange laws and other laws and regulations. In particular, under PRC law, PRC subsidiaries may pay dividends only after setting aside a portion of their net profits as reserve funds, subject to certain registered capital requirements. Payments by our PRC subsidiaries to us other than as dividends, such as payments of loan principal and interest, may be subject to governmental approval and taxation. Therefore, it may be difficult for us to transfer funds from our PRC subsidiaries to us quickly.

Any transfer of funds from our company to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval by PRC governmental authorities, including the relevant administration of foreign exchange or other relevant examining and approval authorities. The respective amounts of registered capital and total investment of our PRC subsidiaries are subject to approval from the PRC examining and approval authority. Once approved, we are obligated to make contributions to our PRC subsidiaries’ registered capital, which are not allowed to be withdrawn unless special approval is obtained from the original approval authority. With respect to foreign shareholder loans, the aggregate amount of loans of each of our PRC subsidiaries is limited to the difference between such PRC subsidiary’s registered capital and total investment. Moreover, each specific foreign shareholder loan and the repayment thereof must be filed with the relevant administration of foreign exchange. In addition, it is not permitted under PRC law for our PRC subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC subsidiary to another in a timely manner. Historically, we have not been adversely affected by these restrictions.

Capital Expenditures

We made capital expenditures of $14.8 million, $8.2 million and $3.0 million in 2007, 2008 and 2009, respectively. In 2007, our capital expenditures were comprised of $7.6 million for the construction of our headquarters building at ZiZhu Science Park, $5.2 million for the purchase of wafer fabrication equipment and $2.0 million for other operating facilities. In 2008, our capital expenditures were comprised of $4.2 million for equipment, $1.2 million for other operating facilities and $2.8 million for the completion of our headquarters building. In 2009, our $3.0 million capital expenditures were primarily on equipment and factory maintenance.

In the nine months ended September 30, 2010, we made capital expenditures of $10.6 million mainly for the expansion of testing capacity, fab maintenance and equipment purchases for our second fab. Our planned capital expenditures for 2010, including the capital expenditures made in the first nine months of the year, are projected to be $15.0 million. Our planned expenditures for 2010 include $8.0 million for equipment upgrades and capacity expansion in our existing fab and $7.0 million for our second fab. In order to upgrade our process technologies and meet our capacity expansion plans, we plan to build a second six-inch wafer fab on our current unused land in ZiZhu Science Park. We started the construction of the facilities in the fourth quarter of 2010. We target to start the production for our business in the second fab in the first half of 2012. We believe the capital expenditure for our second fab will be $30.0 million through 2012, which mainly includes the construction of the facilities, building out of infrastructure and purchase of production equipment.

Contractual Obligations and Commitments

Short-Term Debt

As of September 30, 2010, we had $6.0 million denominated in RMB outstanding under loan agreements with ABC with an interest rate of 5.04% due in April 2011. As of September 30, 2010, we had a loan of $2.0 million denominated in U.S. dollars outstanding under a global banking facilities agreement with the Shanghai branch of the Bank of Nanjing with an interest rate of 4.296% due in September 2011. In October and November 2010, we drew down an additional $2.0 million in each month, amounting to $4.0 million drawn down subsequent to September 30, 2010, under the global banking facilities agreement with the Shanghai branch of the Bank of Nanjing. The loans are repayable on demand or within one year from the date of borrowing.

Operating Lease Obligations

We lease office space and office and transportation equipment under non-cancelable operating leases with various expiration dates through 2014. In addition, we lease manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale.

Banking Facility

In August 2010, one of our subsidiaries, SIM-BCD, entered into a banking facility agreement with the Shanghai branch of the Bank of Nanjing for a total value of RMB120 million, which may be drawn down in the form of short-term loans for the purpose of financing SIM-BCD’s working capital at fixed interest rates equal to the basic interest rates for short-term loans promulgated by the People’s Bank of China; for the issuances of bank acceptance notes with a term not exceeding six months and with a cash guaranty of not less than 30% of the value of the notes issued and outstanding; or for the issuances of letters of credit. This banking facility is guaranteed by the land located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park and our headquarters building located there, which are held by another one of our subsidiaries, BCD (Shanghai) ME. The term of this banking facility is from July 1, 2010 until July 1, 2011. As of September 30, 2010, we had outstanding borrowings of $2.0 million under this banking facility at an annual interest rate of 4.296%. In October and November 2010, we drew down an additional $2.0 million in each month, amounting to $4.0 million drawn down subsequent to September 30, 2010, under the global banking facilities agreement with the Shanghai branch of the Bank of Nanjing. The loans are repayable on demand or within one year from the date of borrowing.

Registered Capital Commitments

In 2005, we established BCD Shanghai, a wholly-owned subsidiary, to be the entity to manage our proposed project to build manufacturing facilities and office headquarters in Shanghai. In connection with establishing BCD Shanghai in June 2005, we estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations. As of September 30, 2010, we had contributed $11 million of the $334 million required registered capital. We do not intend to make any additional capital contributions because, subsequent to September 30, 2010, we obtained the approval for the dissolution of BCD Shanghai from the relevant local government authorities; therefore, we do not believe that we will be required to contribute the remaining amount of the $334 million registered capital amount. In November 2009, we established BCD (Shanghai) ME with registered capital of RMB130 million, or $19.4 million, to complete the projects and plans originally envisioned for BCD Shanghai, though with a significantly reduced project scope at a significantly lower projected cost. As of September 30, 2010, we have contributed all of the RMB130 million of registered capital of BCD (Shanghai) ME.

Purchase Commitments

As of December 31, 2009, we had commitments to purchase property and equipment of $2.1 million.

The following table presents a summary of our contractual obligations and payments, by period, as of December 31, 2009.

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Short-term debt(1)	$8.7	$8.7	$—	$—	$—
Capital lease obligations	0.4	0.1	0.1	0.2	—
Operating lease obligations	1.7	0.8	0.6	0.3	—
Performance obligations(2)	3.0	—	—	—	3.0
Purchase obligations-property and equipment	2.1	2.1	—	—	—

Total	$15.9	$11.7	$0.7	$0.5	$3.0

(Dollars in millions)

(1)	Amount includes $8.6 million of loan principal and $124,000 of corresponding interest to be paid.
(2)	Includes our commitments under our investment agreement with ZiZhu Development in effect as of December 31, 2009.

Second Fab Commitments

On August 2, 2010, we entered into an investment agreement with ZiZhu Development to construct our second wafer manufacturing facility in Shanghai. Pursuant to this agreement, under which BCD (Shanghai) ME’s obligations replace and supersede those of BCD Shanghai under the prior investment agreement we had signed with ZiZhu Development in 2004, we were required to start construction of the second fab by December 2010 and finish all construction and formally put the facility into operation in 2012. We commenced construction of our second fab in November 2010. A summary of this investment agreement has been filed as Exhibit 10.6 to the registration statement of which this prospectus forms a part. We expect the total cost for the construction to be $30.0 million. As of December 31, 2010, we have spent an aggregate of approximately $5.5 million on construction costs and purchase of equipment for the second fab.

Contingent Liabilities

We indemnify third parties with whom we enter into contractual relationships, including our end customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, third-party products liability claims or other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to our products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to our products not yet purchased upon written notice.

From time to time, we may become a party to various litigation matters incidental to the conduct of our business, such as the patent litigation we settled in 2009. Such litigation can be time consuming and costly, whether or not we ultimately prevail or settle the matter.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

General. Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We review our estimates on an on-going basis, including those related to the allowance for stock rotations and sales discounts, valuation of inventories, useful lives and commencement of productive use of property, plant and equipment, impairment of investment and long-lived assets, valuation of warrant liability and share-based compensation expense. We base our estimates on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results may differ from these estimates, and we may experience material unanticipated effects on our operating results and financial position. We believe the following critical accounting policies involve our more significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue recognition. We recognize revenue, net of value-added tax, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products is recognized upon shipment (when title and risk passes) to customers, net of accruals for estimated sales returns and discounts. We recognize revenue from our analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of our sales are made through distribution arrangements with third parties. We recognize revenue upon shipment to the majority of those third-party distributors under these distribution arrangements. Our payment terms with distributors are generally 45 to 75 days from invoice date, and our arrangements with distributors do not include price protection provisions. The majority of our distribution agreements include non-exclusive rights to sell and the obligation to use best efforts to promote and develop a market for our products in certain regions of the world. The agreements are subject to termination by either party with up to three months notice.

Revenue for the sales made through distributors are not recognized if we observe any of the conditions listed below as they may indicate the collection is not reasonably assured: (i) shipments to a distributor when inventories at a distributor are in excess of three months of supply; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, extended payments terms, additional rights of returns or allowances and inventory consignments; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high risk; or (v) other indications that may indicate that the collection of receivables is not reasonably assured. On a monthly basis, our sales force collects information regarding stock levels in our distribution channels. We then base our revenue recognition analysis on the information gathered. Accordingly, revenue of $2.3 million and $849,000 was not recognized upon shipment as of December 31, 2008 and 2009, respectively. In these cases, revenue is ultimately recognized only when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

Prior to January 1, 2009, our arrangements with distributors included limited stock rotation rights that permitted the return of a small percent of the monetary value of the previous three or six months’ purchases. We limited the stock rotation rights of distributors such that only those distributors meeting certain purchase targets were granted a right of return from 1% to 4% depending on territorial region of purchases for each quarter or six-month period on a calendar basis. The provisions related to recognized revenue were based on historical returns over the prior 18-month period assessed on a quarterly basis. Starting January 1, 2009, we canceled this right of return, and sales through third-party distributors no longer included return rights.

Prior to January 1, 2009, we also provided sales discounts and rebates to distributors and end customers to provide more incentive to purchase from us. We recorded a provision for sales discounts and rebates in the period the related revenue was recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements were prepared that would significantly affect the provision in accordance with the guidance set forth in ASC Topic 605, “Revenue Recognition.” Starting January 1, 2009, we canceled our sales rebate policy, and the unused sales rebate was then reversed accordingly.

Since the stock rotation and sales rebate policies were terminated at the end of 2008, we now offer sales incentives to distributors based on the monetary value of sales made to them. We grant sales discounts to distributors who meet the pre-determined sales targets. These sales discounts are controlled by our internal policies to not exceed 0.8% of total revenue generated by distributors. We accrue for these incentives at the time of sale and record these amounts as a reduction of the related revenue.

Inventories. We value our inventories at the lower of cost or market value. Cost comprises direct materials, labor, indirect labor and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis.

We periodically write down the value of inventories and record as cost of revenue, based on our assessment of inventory obsolescence. The determination of obsolete inventory is based on the aging of inventory and historical demand for our products during the prior six-month period. Once we establish a reserve, we maintain it until the IC products or raw materials, work in progress and finished goods associated with our foundry services are sold or are otherwise disposed. Since the determination of obsolete inventory is largely based on the current period shipments, the actual outcome may be different from our estimation. If actual demand for our IC products and foundry services is less than estimated, additional inventory adjustments may be required, which could have a negative impact on our gross margin.

Long-lived assets. We operate in a capital-intensive business. A significant portion of our total assets consists of long-lived assets and is primarily property, plant and equipment. The net book value of our property, plant and equipment at December 31, 2009 was $21.0 million. Depreciation of our manufacturing equipment is computed on a straight-

line basis over the estimated useful life of three to five years, commencing from the date that the manufacturing equipment is placed into productive use. The estimated useful life and dates that the manufacturing equipment is placed into productive use reflect our estimate of the periods that we intend to derive future economic benefits from the use of the manufacturing equipment, including any anticipated technological evolution or environmental changes. Most of the manufacturing equipment we have purchased to date is previously-owned and the useful life is estimated based on the average useful life of new equipment less the average age of the equipment purchased. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization in a future period. Alternatively, technological obsolescence could result in a write-down in the value of the assets to reflect impairment. Depreciation of leasehold improvements is computed on a straight-line basis over the shorter of the lease term or the estimated useful life, which is five years, and commences from the date the leasehold improvements are operational.

We review the carrying amount of our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events we consider important which could trigger an impairment review include, but are not limited to, the following: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or our overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, we determine impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying amounts of the assets over their fair value of the assets, based on the present value of estimated future cash flows. The process of evaluating the potential impairment of long-lived assets requires significant judgment. We are required to review for impairment assets or groups of assets related to the lowest level of identifiable independent cash flows. In addition, because we must make subjective judgments regarding the remaining useful lives of assets and the expected future revenue and expenses associated with the assets, changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. Our projection for future cash flow is generally less during periods of reduced earnings. As a result, an impairment charge is more likely to occur during a period when our operating results are already otherwise depressed.

Income taxes. We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. We pay current income taxes in accordance with the laws of the relevant taxing authorities. As our PRC operations have been profitable since 2007, we believe that our primary operating PRC subsidiary, SIM-BCD, could generate sufficient income to fully utilize the deferred tax assets recognized. We have taken steps to dissolve BCD Shanghai and, therefore, upon dissolution the net operating loss carry-forward related to BCD Shanghai would not be utilized. As a result, we have provided for a valuation allowance.

We adopted the provisions of ASC Topic 740, “Income Taxes,” and assess on a quarterly basis the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on the tax authority involved and the related technical merits. As a result of our assessment, we have not recorded any tax liability to date.

Warrant liability valuation. We adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares, except those issued to employees as stock compensation, were classified as a liability and re-measured at fair value. The change in fair value of the warrant liability is then recorded to the statement of operations. We estimate the fair value of the warrant liability using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants, and (vi) the expected dividend yield of the underlying preference shares. We make a number of assumptions in determining the fair value of the warrant liability and calculating these various factors. These assumptions, especially the fair value of the underlying shares, expected volatility and expected life of the warrants, are highly judgmental and could differ significantly in the future. Any change in these assumptions and the factors could significantly impact our warrant liability. For example, if the fair value of the underlying shares increases, our warrant liability could also increase.

The various assumptions we used in the Black-Scholes option pricing model for each applicable reporting period are further discussed below:

•

Estimated fair value of the underlying preference shares. We calculated the fair value of our consolidated enterprise value as of December 31, 2009 by using the market approach, and by using the combination of market approach and income approach as of September 30, 2010; the consolidated enterprise value was then allocated to the preference shares. We did not use a discounted cash flow model for valuation dates prior to June 30, 2010 primarily because of the worldwide economic downturn, which caused uncertainty in regard to our anticipated financial performance of the company. Our management, therefore, believed that cash flow projections could not provide a reliable measurement of our fair value prior to June 30, 2010. In the second quarter of 2010, we began planning for our initial public offering and our management prepared more comprehensive financial objectives. As a result, with income data and market data available to us, both the income approach and the market approach were utilized in valuing our preference and ordinary shares as of September 30, 2010.

•

Expected life of warrants. We expected the warrants to be exercised upon the completion of the IPO, and derived the expected life of warrants to be from the valuation dates as of December 31, 2009 and September 30, 2010 to the expected IPO date in line with our IPO plan as of such time.

•

Expected volatility. We used the average volatility of approximately ten comparable publicly- traded semiconductor companies over the most recent period that is generally commensurate with the expected life of the warrants.

•	Risk free interest rate. We used the market yield of the China government bond with a remaining term equal to the warrant’s expected life as of December 31, 2009 and September 30, 2010.

•

Expected dividend yield. We used an expected dividend yield of zero as we have never declared dividends on any preference shares due to the fact that we have had an accumulated deficit to date. We do not expect to pay dividends in the future.

The value of the warrant liability decreased by $145,000 and $751,000 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively. The decrease in the nine months ended September 30, 2010 was primarily due to the decrease in the expected life of the warrant as a result of our anticipated IPO in 2010.

Accounting for share-based compensation. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we granted 3,735,200, 1,629,200, 6,023,420 and 1,751,500 share options, respectively, to our employees and consultants for services rendered by them. We have adopted the provisions of ASC 718 “Stock Compensation” and ASC 505-50 “Equity Based Payments to Non-Employees” for the share options that we grant. For options granted to our employees, we record share-based compensation expense based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the options. For options granted to our consultants, we record share-based compensation expenses based on the fair value of the award of the earlier of the performance commitment date or the date service is completed.

The determination of our share-based compensation expense for both current and future periods requires the input of highly subjective assumptions, including estimated forfeitures and the price volatility of the underlying shares. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual forfeitures. Our share-based compensation expense may change based on changes to our actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the options; (ii) the estimated fair value of the underlying ordinary shares; (iii) the expected life of the options; (iv) the expected volatility of the underlying ordinary shares; (v) the risk-free interest rate during the expected life of the options; and (vi) the expected dividend yield of the underlying ordinary shares. However, these fair values are inherently uncertain and highly subjective.

Generally, the estimated fair value of our underlying ordinary shares is based on our equity value as estimated by a valuation model comprised of different valuation approaches described in greater detail below. The expected life of the options involves estimates of the anticipated timing of the exercise of the vested options. The expected volatility is based on the historical volatility of the capital stock of comparable publicly-traded companies. We have applied the market yield of a PRC government bond with a maturity similar to the expected life of our options as the risk-free interest rate and assumed a zero dividend yield.

The board of directors determined the exercise price of options granted and believed the exercise price to be an approximation of fair value of ordinary shares at the time the board of directors granted such options. We engaged a third party valuation specialist to assist the board of directors in determining the fair value of the ordinary shares and validate that such fair value approximated the exercise price of the options for each set of option grants made since June 2007, other than the set of option grants made on July 29, 2009 for which our board of directors relied on an internal valuation performed by management using similar metrics that had been applied by the independent valuation specialist.

Determining the fair value of ordinary shares requires making complex and subjective judgments, including those regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of the valuation. In assessing the fair value of our ordinary shares, we considered the following significant factors:

•	our financial and operating results;

•	the nature of our business since inception;

•	the stage of development of our operations;

•	our business plan;

•	our business risks;

•	the nature and prospects of the semiconductor industry in the PRC;

•	the assumptions and basis of our financial projections;

•	the global economic outlook in general and the specific economic and competitive elements affecting our business and market; and

•	the market-derived investment returns of entities engaged in the IC business.

The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for our options granted in 2007, 2008, 2009 and the nine months ended September 30, 2010:

	Years ended December 31,			Nine months ended September 30, 2010
	2007	2008	2009
				(Unaudited)
Risk-free interest rate of return	4.91 – 5.25%	3.46 – 5.25%	3.39 – 4.76%	2.37 – 2.86%
Expected term (year)	6	5-6	5-6	5-6
Expected volatility	67.0 – 80.0%	50.9 – 58.6%	57.0 – 59.3%	56.3 – 58.2%
Expected dividend yield	0	0	0	0
Expected forfeiture rate	14%	14%	14%	14%

The following table summarizes information regarding stock options granted since January 1, 2009:

Grant Date	Number of Options Granted	Fair Value of Ordinary Share	Exercise Price
February 2, 2009	28,800	$0.48	$0.48	(1)
April 28, 2009	4,300	$0.27	$0.27
July 29, 2009	4,983,100	$0.55	$0.55
October 26, 2009	1,007,220	$0.65	$0.65
January 25, 2010	84,000	$1.07	$1.07
April 30, 2010	569,000	$1.63	$1.63
July 26, 2010	1,098,500	$2.24	$2.24
October 19, 2010	585,000	$2.36	$2.36

(1)	In April 2009, we re-priced the exercise price of these stock options to $0.27.

A valuation of our ordinary shares conducted as of December 31, 2008 resulted in a determination that the deemed fair value of such shares was $0.48 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple derived from then current data for certain comparable semiconductor companies, which we refer to collectively as the Guideline Companies; (ii) our forecasted sales for the year ended December 31, 2009; and (iii) a lack of marketability discount of 21%. The lack of marketability discount reflects the fact that there was no available market for shares of a private company. A share of stock in a private company is, therefore, worth less than a comparable share in a publicly-held company. For the year ended December 31, 2008, our net revenue declined by $10.6 million from the prior year and we incurred a net loss of $4.8 million as a result of decreased demand for our products due to the global economic downturn.

A valuation of our ordinary shares conducted as of March 31, 2009 resulted in a determination that the deemed fair value of such shares was $0.27 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple derived from then current data for the Guideline Companies; (ii) our forecasted sales for the year ended December 31, 2009; and (iii) a lack of marketability discount of 24%, which increased due to the worsening economic conditions. In the quarter ended March 31, 2009, our net revenue declined to $17.1 million and we incurred a net loss of $2.5 million.

Our board of directors approved an option re-pricing program in April 2009. In accordance with this program, options with an exercise price in excess of $0.27 owned by our employees, directors and consultants were amended to reduce the exercise price to $0.27 subject to obtaining the consent of those optionees. As a result of the re-pricing program, 4,883,550 options with exercise prices per share ranging from $0.48 to $2.68 were re-priced to $0.27 per share. We expensed an incremental charge of $278,000 in 2009, and $84,000 will be amortized over the remaining requisite service periods through in 2013.

A valuation of our ordinary shares conducted by our management as of June 30, 2009 resulted in a determination that the deemed fair value of such shares was $0.55 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple derived from then current data for the Guideline Companies; (ii) our forecasted sales for the year ended December 31, 2009; and (iii) a lack of marketability discount of 24%. In the quarter ended June 30, 2009, our net revenue increased to $25.2 million and we had net income of $2.1 million.

Prior to the September 30, 2009 valuation, we did not have positive EBIT or EBITDA and, therefore, multiples of those metrics were not used as variables in determining the fair value of our ordinary shares.

A valuation of our ordinary shares conducted as of September 30, 2009 resulted in a determination that the deemed fair value of such shares was $0.65 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple, an enterprise value to EBITDA multiple, and an enterprise value to EBIT multiple, which were derived from then current data for the Guideline Companies; (ii) our forecasted sales, EBITDA and EBIT for the year ended December 31, 2009; and (iii) a lack of marketability discount of 25%. In the quarter ended September 30, 2009, our net revenue increased to $30.9 million and we had net income of $3.9 million.

A valuation of our ordinary shares conducted as of December 31, 2009 resulted in a determination that the deemed fair value of such shares was $1.07 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple, an enterprise value to EBITDA multiple, and an enterprise value to EBIT multiple, which were derived from then current data for the Guideline Companies; (ii) our forecasted sales, EBITDA and EBIT for the year ended December 31, 2010; and (iii) a lack of marketability discount of 25%. In the quarter ended December 31, 2009, our net revenue decreased to $27.7 million due to the impact of our seasonal decline from the third quarter to the fourth quarter, but we had net income of $3.5 million.

A valuation of our ordinary shares conducted as of March 31, 2010 resulted in a determination that the deemed fair value of such shares was $1.63 per share. The primary variables used in determining that value were (i) an enterprise value to sales multiple, an enterprise value to EBITDA multiple, and an enterprise value to EBIT multiple, which were derived from then current data for the Guideline Companies; (ii) our forecasted sales, EBITDA and EBIT for the year ended December 31, 2010; and (iii) our lack of marketability discount of 25%. In the quarter ended March 31, 2010, our net revenue increased to $28.6 million and we had net income of $2.7 million despite the first quarter being a seasonally weak quarter.

We did not use a discounted cash flow model for valuation dates prior to June 30, 2010 primarily because of the worldwide economic downturn, which caused uncertainty in regard to our anticipated financial performance. Our management, therefore, believed that cash flow projections did not provide a reliable measurement of our fair value prior to June 30, 2010, after which our management felt more comfortable with their visibility as to our future financial performance. In the second quarter of 2010, we began planning for our initial public offering and our management prepared more comprehensive financial objectives. As a result, with income data and market data available to us, both the income approach and the market approach were utilized in valuing our ordinary shares as of June 30, 2010.

A valuation of our ordinary shares conducted as of June 30, 2010 resulted in a determination that the deemed fair value of such shares was $2.24 per share. In determining the fair value of our ordinary shares as of June 30, 2010, we used a combination of the income approach and market approach and applied equal weighting to these approaches.

The income approach involved applying an appropriate discount rate to future free cash flows that are based on five-year financial projections developed by us, which in turn involved an analysis of, among other things, projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In deriving the discount rates used in the income approach, we considered the weighted average cost of capital applicable to us. The weighted average cost of capital we used for our June 2010 valuation was 18.5%. The discount rate was based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account a risk free rate, systematic risk factors, equity risk premium and non-systematic risk factors. In addition, the terminal value of the company was determined based on the perpetuity growth model and the assumed long-term sustainable growth rate of 3% based on normalized cash flows.

The primary variables used in the market approach were (i) an enterprise value to sales multiple, an enterprise value to EBITDA multiple, and an enterprise value to EBIT multiple, which were derived from then current data for the Guideline Companies; and (ii) our forecasted sales, EBITDA and EBIT for the year ended December 31, 2010.

There was no significant difference between our enterprise value derived from the income approach and the market approach as of June 30, 2010.

In the quarter ended June 30, 2010, our net revenue increased to $34.1 million and we had net income of $7.0 million.

In addition, we took into account a discount for lack of marketability of our ordinary shares in the valuation to reflect the fact that we are a private company. We quantified the discount for lack of marketability using the option-pricing method. This method treats the right to sell a particular company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied discount for lack of marketability. We used a discount for lack of marketability of 10% for the June 2010 valuation. The decreased lack of marketability discount from the prior valuation was a result of our plans to complete an initial public offering of our ADSs by the end of 2010.

A valuation of our ordinary shares conducted as of September 30, 2010 resulted in a determination that the deemed fair value of such shares was $2.36 per share. In determining the fair value of our ordinary shares as of September 30, 2010, we also used a combination of the income approach and market approach, and applied equal weighting to these approaches.

The income approach involved applying an appropriate discount rate to future free cash flows that are based on five-year financial projections developed by us, which in turn involved an analysis of, among other things, projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. In deriving the discount rates used in the income approach, we considered the weighted average cost of capital applicable to us. The weighted average cost of capital we used for our September 2010 valuation was 18%. The discount rate was based on our estimated cost of capital, which was derived by using the capital asset pricing model, after taking into account a risk free rate, systematic risk factors, equity risk premium and non-systematic risk factors. In addition, the terminal value of the company was determined based on the perpetuity growth model and the assumed long-term sustainable growth rate of 3% based on normalized cash flows.

The primary variables used in the market approach were (i) an enterprise value to sales multiple, an enterprise value to EBITDA multiple, and an enterprise value to EBIT multiple, which were derived from then current data for the Guideline Companies; and (ii) our forecasted sales, EBITDA and EBIT for the year ended December 31, 2010.

There was no significant difference between our enterprise value derived from the income approach and the market approach as of September 30, 2010.

In the quarter ended September 30, 2010, our net revenue increased to $38.6 million and we had net income of $7.0 million.

In addition, we took into account a discount for lack of marketability of our ordinary shares in the valuation to reflect the fact that we are a private company. We quantified the discount for lack of marketability using the option-pricing method. This method treats the right to sell a particular company’s shares freely before a liquidity event as a put option. The more distant the valuation date is from a liquidation event, the higher the put option value and thus the higher the implied discount for lack of marketability. We used a discount for lack of marketability of 5% for the September 2010 valuation. The decreased lack of marketability discount from the prior valuation was a result of our plans to complete an initial public offering of our ADSs by the end of 2010.

We made other assumptions in assessing the fair value of our ordinary shares, including: (1) no material change in the existing political, legal, fiscal and economic conditions in China; (2) our ability to recruit and retain competent management, key personnel and technical staff to support ongoing operations; and (3) no material deviation in industry trends and market conditions from economic forecasts.

In determining the fair value of the underlying ordinary shares at the date of grant, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” Our capital structure is comprised of preference shares and ordinary shares. According to our model derived with our third-party valuation specialist, enterprise value was allocated among preference shares and ordinary shares using an option pricing method which treats preference shares and ordinary shares as call options, with exercise prices based on the liquidation preference of the preference shares and anticipated exercise timing of a potential liquidation event such as an initial public offering of our securities.

Derivative instruments. A substantial majority of our revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in the currency exchange rate between U.S. dollars and RMB could have an impact on our operations and cash flows. To reduce the currency exchange risk, we periodically purchase foreign-exchange forward contracts from the Agricultural Bank of China. During the nine months ended September 30, 2010, we entered into foreign currency forward contracts with the contracted notional amount totaling $59.8 million. As of September 30, 2010, the notional amount of outstanding forward contracts was $38.8 million, which will be settled between October 2010 and June 2011. We adopted ASC Topic 815, “Derivatives and Hedging,” to account for the derivative instruments. In accordance with ASC Topic 815, our derivatives do not meet the criteria for hedge accounting, and we are required to mark to market the outstanding derivatives at the end of each reporting period and to recognize the change in fair value in earnings immediately. As of September 30, 2010, the fair value of these outstanding forward contracts was $405,000 and was recognized under other current assets in the condensed consolidated balance sheet. For the nine months ended September 30, 2010, a valuation gain of $405,000 was recognized as other income in relation to the forward contracts.

Quantitative and Qualitative Disclosure Regarding Market Risk

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while maximizing the income we receive from our investments without significantly increasing the risk of loss. We currently invest in time deposits. As such, we are exposed to minimal market risk associated with interest rate changes. Our current cash management policy does not allow us to purchase or hold derivative or commodity instruments or other financial instruments for trading purposes. As of September 30, 2010, our investments consisted mostly of time deposits.

Our exposure to interest rates also relates to an increase or decrease in the amount of interest expense we may incur depending upon our outstanding bank debt and credit lines. As of December 31, 2009, our PRC subsidiary SIM-BCD was party to loan agreements with the Agricultural Bank of China, or ABC, for an aggregate of $8.6 million in short-term loans, of which $2.7 million were denominated in U.S. dollars and an equivalent of $5.9 million were denominated in RMB. As of September 30, 2010, we had $6.0 million outstanding under loan agreements with ABC. Our borrowings with ABC are guaranteed by SIMIC. The U.S. dollar-denominated loans have a variable interest rate equal to LIBOR plus one percent. The RMB-denominated loans have a variable interest rate aligned to the reference interest rate promulgated by the People’s Bank of China, the Central Bank of the Chinese Government, for short-term borrowings at six to 12 months maturity. Such rate was 5.04% as of September 30, 2010. During 2009, a 10% appreciation or depreciation in overall interest rates would not have had a material impact on our interest income.

Foreign Currency Risk

Historically, we have not experienced material foreign exchange losses or gains as a result of fluctuations between the U.S. dollar and the RMB. Any significant fluctuation between these currencies may lead to an increase in our costs and expenses, which could adversely affect our operating results or financial condition. Based on our results of operations for the year ended December 31, 2009, a 1.0% appreciation of the RMB against the U.S. dollar would have resulted in an estimated increase of approximately $403,000 in our costs and expenses, and a 1.0% appreciation of the U.S. dollar against the RMB would have resulted in an estimated decrease of approximately $403,000 in our costs and expenses.

In order to mitigate the risks associated with fluctuations of the currency exchange rate between the U.S. dollar and RMB, which could have significant impacts on our results of operations, we have, from time to time, entered into forward foreign exchange contracts with ABC. As of September 30, 2010, the total notional value of such contracts was $38.8 million with committed U.S. dollar/RMB exchange rates ranging from 6.7690 to 6.7065 covering the forward periods from October 26, 2010 to June 24, 2011.

A substantial majority of our revenue is denominated in U.S. dollars. Because a limited portion of our revenue is denominated in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of SAFE is obtained. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued transition guidance ASC 320-10-65-1, “Transition Related to FSP SFAS No. 115-2 and SFAS No. 124-2, Recognition and Presentation of Other-Than-

Temporary Impairments,” the provisions of which have been incorporated in ASC 320-10-35, “Investments—Debt and Equity Securities—Overall—Subsequent Measurement” and ASC 320-10-50, “Investments—Debt and Equity Securities—Overall—Disclosure.” The objective of an other-than-temporary impairment analysis under existing U.S. GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. ASC 320-10-35 and ASC 320-10-50 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. ASC 320-10-35 and ASC 320-10-50 do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for interim and annual periods ending after June 15, 2009. In response to this guidance, in April 2009, the SEC published ASC 320-10-S99-1, “Investments—Debt and Equity Securities—Overall—SEC Materials—Staff Accounting Bulletin (“SAB”) Topic 5M, Other than Temporary Impairment of Certain Investments in Equity Securities.” ASC 320-10-S99-1 maintains the staff’s previous views related to equity securities and excludes debt securities from its scope. The adoption of this standard did not significantly impact our consolidated financial statements.

In April 2009, the FASB issued transition guidance ASC 820-10-65-4, “Fair Value Measurement and Disclosure—Overall—Transition Related to FASB FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” the provisions of which have been incorporated in ASC 820-10-35-51, “Fair Value Measurement and Disclosure—Overall—Subsequent Measurement—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” ASC 820-10-35-51 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-35-51 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not significantly impact our consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events.” The objective of this guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth:

•

The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

•	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

•	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with this guidance, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009 and disclose the date through which an entity has evaluated subsequent events. We adopted this standard and the date through which subsequent events have been evaluated is August 17, 2010.

In June 2009, the FASB issued transition guidance ASC 105-10-65-1, “Transition Related to SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” the guidance of which was incorporated in ASC 105-10, “Generally Accepted Accounting Principles (“GAAP”)—Overall.” The FASB Accounting Standards Codification™ (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this standard effective July 1, 2009, and has incorporated the current codification in our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures About Fair Value Measurements,” which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. We do not expect the adoption of ASU 2010-6 to have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, which amends ASC Topic 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The adoption of this standard did not significantly impact our consolidated financial statements.

In April 2010, the FASB issued the accounting Standards Update No. 2010-17 under Topic 605 regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We anticipate the adoption of this pronouncement would have no material impact on our consolidated financial statements.

In April 2010, FASB issued the accounting Standards Update No. 2010-13 under Topic 718 regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We are in the process of evaluating the effect of adoption of this pronouncement.

Business

Overview

We are a leading China-based provider of analog ICs specializing in the design, manufacture and sale of a broad range of power management semiconductors to the large, expanding Asian electronics industry. We focus on high-volume growth segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. We currently offer a diversified and expanding portfolio of over 300 products, including power management ICs within the following subcategories: linear, AC/DC and DC/DC. These products are designed to enable our end customers to reduce power consumption, extend battery life, maintain system stability and decrease the form factor of their devices. Our products have been incorporated into electronic systems sold by over 2,000 Asian OEMs and ODMs, including ASUSTeK, Changhong, Emerson, Foxconn, Giga-Byte, Hipro, Konka, LG Electronics, Rowa, TP-LINK and TPV Technology. With in-house design and manufacturing capabilities in China, we combine our analog semiconductor expertise, proprietary process technologies, cost-effective manufacturing and operating infrastructure, and local sales and support to improve the quality and performance of our products, lower our costs and accelerate our time-to-market.

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We employ a large and growing base of over 290 engineers, 83 of whom focus on analog design. We believe our manufacturing capabilities enable us to customize a broad range of semiconductor process technologies to optimize product performance and cost. Our operations in China allow us to maintain close, direct business and technical relationships with leading OEMs, ODMs and distributors in the region. Furthermore, we believe our China-based operations result in cost advantages over our competitors and positions us to benefit from growing demand for semiconductors in Asia. Gartner projects in its report titled Gartner Forecast: Electronic Equipment Production and Semiconductor Consumption by Application, Worldwide, 2006-2014, 4Q10 Update dated January 2011 that Asia will continue to be the largest market for semiconductors worldwide and will grow at a 12.9% compound annual growth rate from $136.1 billion in 2009 to $249.9 billion in 2014. We believe we are well positioned to increase our market share in this expanding market.

We were founded in 2000 and are headquartered in Shanghai, China with other offices in China, South Korea, Taiwan and the United States. In the quarter ended September 30, 2010, we shipped an average of more than 312 million units per month. For the year ended December 31, 2009 and the nine months ended September 30, 2010, our total revenue was $100.8 million and $101.3 million, respectively, and our net income was $6.9 million and $16.7 million, respectively. As of September 30, 2010, our accumulated deficit was $41.6 million.

Our Industry

As computing, consumer and communications devices continue to increase in sophistication, power management ICs play an increasingly critical role in enhancing system efficiency and performance. Power management ICs deliver power, regulate voltage and control the flow of energy across the functional areas of an electronic device and are key to reducing power consumption, extending battery life, maintaining system stability and reducing form factor. Relative to digital semiconductors, which process binary information, analog power management ICs must detect, analyze and manage real world phenomena, such as electrical currents and voltages, under a wide variety of operating specifications for particular applications. Power management ICs must often operate in rigorous conditions, such as high-voltage and high-current environments, and they must maintain low error levels while delivering and managing power across an electronic device.

Gartner projects in its report titled Gartner Forecast: Power Management ICs, Worldwide, 2009-2014 dated June 2010 that the global market for power management ICs for computing, consumer and communications applications will grow from $5.6 billion in 2009 to $9.4 billion in 2014. Characteristics of power management ICs, and the power management market in general, include the following:

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Analog design complexity. The design of analog power management ICs is extremely complex as it generally involves greater variety and less repetition of circuit elements and functional blocks than digital design. In digital IC design, product specifications can be described unambiguously by digital inputs and outputs. Designers need not consider noise associated with input signals over a wide operating range. Digital IC designers can take advantage of widely established and available algorithms to meet a particular specification and generate the desired circuit design. As such, digital IC designers are not required to understand inner workings of an integrated circuit down to the transistor level as they are able to use state-of-the-art electronic design automation tools.

On the other hand, analog design does not readily lend itself to the use of standard automated design tools because the problems associated with noise and interactions among circuit elements are easily amplified. Analog IC designers must not only understand the specifications of a given product but also the impact of environmental factors such as electrical/magnetic interference, ambient temperature/humidity, package-induced pressure and signal noise that can alter the behavior of the circuit blocks being designed. They must also know the layout of the analog IC they design in detail because the analog layout not only determines functionality, but also the reliability and manufacturability of the product. Finally, analog IC design engineers must also have a solid understanding of packaging and testing since package stress also affects the behavior of the chip and may cause system failure under certain circumstances. These analog design skills are highly specialized and often require many years of hands-on experience.

Given the complexities of and experience required for analog IC design, the expertise and experience of design engineers and the ability to apply design tools can be significant advantages in optimizing product performance. There is only a limited number of analog design engineers worldwide, and even fewer who specialize in high-voltage and high-current IC design required for certain power management applications.

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Demand for increased energy efficiency. Demand for improved battery life from consumers, environmental concerns and government mandates are driving the need for increased energy efficiency in semiconductor devices. For example, the Environmental Protection Agency has certified televisions through the Energy Star program since 2008, and in May 2010, it approved the Energy Star 4.0 specification, which mandates that televisions consume 40 percent less power overall than the prior specification. Reducing power consumption of an electronic device during both active and standby modes has become a key technology objective for OEMs and ODMs. In the communications market, new generations of portable electronic devices are becoming smaller and lighter and need to incorporate increased functionality with extended battery life.

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Price sensitivity. While the demand for power management ICs to improve performance and functionality is increasing, the average selling prices of these products are under constant pressure. Suppliers are being pressured by OEMs and ODMs to provide more technologically advanced solutions at increasingly lower costs. Additionally, a number of high volume standard power management ICs used in today’s electronics have long lifecycles and are widely available and are therefore highly price sensitive. Suppliers of power management ICs must deliver the required level of performance at the lowest cost possible to remain competitive.

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Specialized manufacturing processes. Analog power management IC suppliers typically require specialized process technologies to improve performance and manufacturing cost. These specialized processes are often not widely available in third party foundries and, even if they are available, outsourced manufacturing often limits the ability for design engineers to fully capture the benefits of specialized process technologies as designs must conform to the requirements of the foundry.

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Importance of system-level knowledge and support. As the complexity of electronic systems has increased, OEMs and ODMs have struggled to maintain sufficient in-house expertise to integrate power management components into electronic systems. OEMs and ODMs frequently look to their power management IC suppliers to provide system-level insight as well as design and technical support in order to reduce their time-to-market. Suppliers of power management ICs must fully understand the interactions between various components in an electronic system to develop competitive products. We believe the need for extensive system-level design support is particularly true for high performance products such as AC/DC products, DC/DC products and high performance linear ICs as well as for customers in Asia who rely heavily on their vendors to deliver system-level solutions and accelerate their product development cycles.

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Importance of Asia-based operations. Asia is the largest market for semiconductor consumption, and Gartner projects in its report titled Gartner Forecast: Electronic Equipment Production and Semiconductor Consumption by Application, Worldwide, 2006-2014, 4Q10 Update dated January 2011 that the region will increase its share of worldwide consumption from 60% in 2009 to 67% in 2014. In addition to the numerous OEMs and ODMs based in Asia, large U.S. and European OEMs are moving their research and development activities to the region. While there are many providers of digital semiconductors in Asia, there are currently very few analog semiconductor providers and even fewer power management IC vendors in the region.

As power management ICs increase in complexity, we believe OEMs and ODMs will look to lower their costs by seeking vendors in Asia and specifically within China who are able to deliver product performance, system-level support and sufficient production capacity at competitive prices.

Our Competitive Strengths

We are a leading provider of power management ICs based on revenue with principal in-house design, manufacturing, sales and support operations in China. We integrate analog IC design expertise, proprietary process technologies and captive manufacturing capabilities to optimize product performance at cost competitive levels. In addition, we believe we have been able to capitalize on Asia’s central role in the global design and manufacture of electronics by providing a broad portfolio of reliable, high-performance products and strong system-level technical support in the region. Our competitive strengths include the following:

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Integrated design, process technology and manufacturing in China. The design and fabrication of power management ICs present significant technical challenges for semiconductor suppliers. We integrate circuit design and process technology expertise with in-house manufacturing to deliver cost-effective, reliable and differentiated power management ICs. Using our own manufacturing infrastructure enables us to develop specialized processes built on bipolar, CMOS, BiCMOS and BCDMOS technologies. By maintaining control over these process technologies, we are able to efficiently optimize product performance and reduce production costs. Whereas the manufacturing of digital semiconductors can be highly capital intensive, analog semiconductors utilize larger process geometries, enabling us to procure and use refurbished manufacturing equipment with lower capital requirements. Owning our own manufacturing facility provides us with production flexibility and allows us to avoid the additional layer of markup costs that fabless vendors face from their contracted manufacturers, while our location in China enables us to operate at a lower cost structure than analog semiconductor manufacturers in the U.S. and Europe.

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Broad product portfolio. We have a broad portfolio of more than 300 power management ICs, including linear ICs, AC/DC products, DC/DC products and other power management ICs. By offering a diverse product portfolio, we enable our end customers to reduce their number of suppliers, thereby simplifying their supply chain logistics. Working closely with our end customers, we have the opportunity to cross-sell our other products as part of a broader system design.

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Analog design and system-level expertise. We have assembled a sizable engineering team with significant analog power management IC design and system-level expertise. As of September 30, 2010, we employed a total of 295 engineers across process technology, analog design, systems and applications engineering, product and test engineering and field applications engineering. We believe our access to high-quality, low-cost design talent in China results in significant cost advantages over our competitors. In addition, we are able to provide our end customers with system-level insight, design and technical support that are critical to the success of their products. Our system-level expertise helps our customers reduce design costs while improving product reliability, energy efficiency and time-to-market.

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Diverse customer base and established brand with leading electronics manufacturers in Asia. We believe we have developed a recognized brand and reputation among the leading electronics manufacturers as a provider of high-quality, cost-competitive power management ICs. Our ICs are incorporated into products sold by the top five motherboard manufacturers and four of the top five LCD television manufacturers, as well as in chargers sold by the world’s top four mobile phone manufacturers. Our proximity to our end customers enables us to provide effective technical support on a timely basis, helping us to further build our long-term relationships with a broad base of end customers and distributors. In 2009, we sold products to over 2,000 end customers across multiple end markets.

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Experienced management team. We believe the domain expertise and global experience of our management team is a key competitive advantage. Our management team averages more than 20 years of experience in the semiconductor industry. The experience and dedication of our management team has been instrumental to our growth and market position.

Our Strategy

Our goal is to become the largest provider of power management ICs across Asia to leading OEMs and ODMs in the computing, consumer and communications markets. Key elements of our strategy include:

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Increasing market share in high-volume markets. We intend to continue to focus on high-volume, rapidly-growing segments in the computing, consumer and communications markets, such as personal computers, flat panel televisions and monitors, mobile phone chargers and a wide variety of consumer and portable electronic devices. With our analog design expertise, in-house manufacturing capabilities in China, competitive cost structure and growing brand, we believe we are well positioned to increase our market share in these markets. We intend to continue focusing our direct sales and applications engineering efforts on existing and new customers who are leaders in their respective markets.

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Expanding our product portfolio. We plan to continue to rapidly expand our product portfolio of power management ICs. Since January 1, 2009, we have successfully introduced 113 products across our linear, AC/DC, DC/DC and other product families into the market. Our ability to offer a wide variety of products in combination with our focus on new product development enables us to offer complete power management solutions to our customers, thereby reducing complexity within their supply chains and strengthening our position with these customers.

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Advancing our analog technical expertise. We plan to continue to attract and retain qualified analog engineers with experience in designing power management ICs. We also plan to continue to build our analog IC design team by hiring and training engineers from China’s extensive educational system and to further develop the design knowledge and expertise of these engineers. As we design and develop new products, we will continue to focus on the integration of design and process technologies to help us deliver cost-effective, reliable and high-performance products. We also intend to continue to broaden our system-level design expertise to be better able to offer our customers the service and support they increasingly require from their power management IC suppliers.

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Expanding our manufacturing capabilities in China. We plan to continue to invest in manufacturing capacity to support our growth, accelerate our process technology innovation and further leverage the cost advantages of our China-based operations. We own and operate our own fab and we intend to build a second fab to increase our capacity and to manufacture higher performance products at more advanced geometries.

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Continuing to strengthen and promote our brand. We believe we have a strong brand with the leading electronics manufacturers in Asia with a reputation for reliable, cost-effective products backed by a strong technical support team. We intend to continue to promote our brand through targeted sales and marketing efforts to increase our customer base and further penetrate existing customers.

Our Products and Services

Analog Power Management IC Products

We offer a diversified and expanding portfolio of over 300 analog power management ICs. We leverage a broad internal library of analog circuit design building blocks and market-proven design methodologies to develop our products. The following table lists the product families and typical end-use applications of our products:

Product Family (Number of products)	Description	Product Type	Typical Applications

Linear Products (150+)	Provide a wide range of linear analog functions, such as amplifying and comparing analog signals or regulating a supply voltage within a tight tolerance

• Operational Amplifier

• Comparator

• Data Interface Circuit

• Reset (Voltage Detector)

• Shunt Regulator

• Standard Linear Voltage Regulator

• Low Dropout Voltage Regulator

• CMOS Rail-to-Rail OPAMP and Comparator

• Ultra Low Dropout Voltage Regulator

• CMOS Low Dropout Voltage Regulator

• High PSRR RF CMOS Regulator

PC motherboards, graphics cards, DVD players, modems and routers, power chargers and adapters, switching mode power supplies, LCD/LED televisions and monitors, notebook computers, cell phones, other portable electronic devices and household appliances

AC/DC Products (70+)	Convert an AC supply voltage into a DC voltage	• Pulse Width Modulation Controller • Pulse Frequency Modulation Controller • Power Factor Correction Controller • Constant Current Constant Voltage Controller • Schottky Diode	Cell phone adapters, modem and router adapters, notebook computer adapters, switching mode power supplies, LCD/LED televisions and monitors, cordless phone chargers, small appliance chargers and adapters, PC power supplies and lighting

DC/DC Products (40+)	Convert a DC voltage into a higher or lower DC voltage that is tightly regulated	• Buck DC/DC Converter • Boost LED Driver • Charge Pump LED Driver • Boost DC/DC Converter • Boost DC/DC Controller • Buck / Boost Converter	LCD/LED televisions and monitors, modems and routers, WLAN cards, set-top boxes, cell phones, car chargers and other portable electronic devices

Other ICs (30+)	Various other uses, such as controlling the speed of a cooling fan or detecting the opening/closing of a cell phone or notebook screen	• Hall Effect Sensor • Fan Motor Driver	DC fans, cell phones and notebook computers

Foundry Services

Historically, we have offered foundry services as a way to maintain high fab utilization rates by selling our excess fab capacity. We currently offer fabrication services to a small group of customers as a continuance of this practice. While we may expand our foundry services in a market downturn, we do not plan to expand our foundry customer base. For example, in 2008, during the global economic downturn, our revenue from foundry services increased to $13.0 million, or 14.7% of total revenue, from $10.0 million in 2007, or 10.2% of total revenue. In 2009, as we began to experience a slight recovery in global economic conditions, we began to reduce our foundry services. This trend continued in 2010. In 2009 and the nine months ended September 30, 2010, we recognized $8.7 million and $7.3 million of revenue, respectively, from foundry services, which represented 8.7% and 7.2% of our total revenue, respectively.

Customers, Selling and Marketing

Our sales efforts are focused on leading OEM and ODM customers in China, Taiwan, Japan and South Korea. In 2009, we served over 2,000 end customers. We maintain strong distribution channels throughout Asia to facilitate end customer fulfillment logistics with no single distributor accounting for more than 10% of our total revenue in 2009.

Our primary distributors are located in China, Hong Kong, Taiwan, South Korea, Japan, Singapore and the United States. The majority of our distributors purchase our products under short-term non-exclusive agreements, pursuant to which our distributors agree to sell certain of our products and provide us with certain other sales related services. Under these agreements, we agree to provide certain sales, marketing and technical assistance to these distributors, including providing technical training for new product releases, visiting major customers with our distributors and introducing new customers to our distributors. These agreements do not have return rights. Agreements with our distributors have initial one-year terms and renew automatically for one-year periods unless an agreement is terminated without cause with 60 days prior written notice. Agreements may be terminated immediately for cause. For the year ended December 31, 2009 and the nine months ended September 30, 2010, sales through our network of independent distributors represented 88.5% and 89.3% of our total revenue, respectively.

Although we maintain direct relationships with our OEM and ODM end customers, we sell almost all of our IC products directly to distributors, who in turn sell our products to our end customers. In most cases, we use distributors at the request of our end customers to facilitate our end customer fulfillment logistics, but in some cases, our distributors also help market and sell our products. Our sales offices in China are located in Shanghai and Shenzhen, and we also have sales offices in the U.S., Taipei, Taiwan and Seoul, South Korea. Through these sales offices, we seek to maintain close contact with our end customers. Our sales and marketing staff, application engineers and other technical personnel work directly with end customers to provide complete reference designs using our analog ICs as well as to validate performance of our products and increase customer wins. Our sales, marketing and applications engineering team consists of 85 people as of September 30, 2010, of which 63 are dedicated to the PRC, 14 to Taiwan, five to South Korea and three to the rest of the world, all of whom are our employees and sales agents. All of these employees are located in our offices in the areas for which they are dedicated to, except that two of our employees dedicated to South Korea are based in Taiwan and one of our employees dedicated to South Korea is based in our Shanghai office. The three employees dedicated to the rest of the world are located in Shanghai, Taiwan and the United States.

Our sales cycle typically begins with our first contact with an end customer or distributor and ends when we make the first shipment of product orders to the end customer or distributor. The length of the sales cycle varies, but typically ranges from three months to two years. Factors affecting the length of our sales cycles include, among other things, the technical capabilities of the end customer or distributor, the requirements for product customization, and the design and qualification process of the end customer or distributor.

Because we provide power management ICs to the consumer electronics market, our business is subject to seasonality. Our revenue is generally strongest in the third quarter and weakest in the first quarter of the year.

Backlog

Backlog at December 31, 2009 and September 30, 2010 was $13.9 million and $21.3 million, respectively. We define backlog as accepted orders with a customer requested delivery date. Backlog is impacted by our manufacturing lead times, which was approximately three months on average in 2010. As is customary in the semiconductor industry, we allow orders to be canceled or deliveries delayed by customers within agreed upon parameters. As a result, backlog may not be an accurate predictor of our future revenue.

Research and Development

We focus our research and development activities on analog design, process technology improvement and systems architecture engineering. As of September 30, 2010, we employed a team of 177 engineering professionals in research and development, including 83 analog design engineers, 28 process technology engineers, 41 system-level design engineers and 25 product testing engineers. Over half of our analog design engineers have post-graduate engineering degrees. We believe our sizable research and development team enables us to rapidly implement our product and process technology roadmap and develop differentiated products.

Our research and development efforts for a specific product family typically take six to 18 months, depending on the product’s complexity. We have developed a library of analog cells, functional blocks, proprietary design methodologies and tools to further optimize our product designs and accelerate our time-to-market. As a result, our engineers are able to implement new designs efficiently, often re-using cells from our library.

We also develop new process technologies that we believe will be critical in our development and production of new products. These specialized process technologies enable us to optimize the performance of our products and reduce costs. The following table lists examples of the process technologies that we have optimized along with the relevant products for which they are being utilized:

Process	Process Description	Representative Technology Optimization	Relevant Products

Bipolar	Process used for manufacturing analog ICs capable of operating at high voltages

•  Beta+ device, which enables low drop out regulators with low quiescent operating current

•  Optimized mask combinations for mass volume production and high yield

•  Various optimizations for high power ICs

•  Operational Amplifier

•  Comparator

•  Data Interface Circuit

•  Shunt Regulator

•  Standard Linear Voltage Regulator

•  Low Dropout Voltage Regulator

•  Constant Current Constant Voltage Controller

•  Boost LED Driver

•  Boost DC/DC Converter

•  Buck / Boost Converter

•  Hall Effect Sensor

•  Fan Motor Driver

CMOS	Most widely used semiconductor process technology, primarily utilized for digital logic circuits

•  Depletion mode MOS, which allows a smaller voltage reference to be used

•  Isolated MOS, which allow precision analog circuits to be integrated on the same chip with both digital logic and high power output stages

•  High voltage MOS, which increases integration to reduce external component counts

•  Reset (Voltage Detector)

•  CMOS Rail-to-Rail OPAMP and Comparator

•  Ultra Low Dropout Voltage Regulator

•  CMOS Low Dropout Voltage Regulator

•  High PSRR RF CMOS Regulator

•  Pulse Width Modulation Controller

•  Buck DC/DC Converter

•  Charge Pump LED Driver

•  Hall Effect Sensor

BiCMOS	Process that integrates bipolar technology for analog control with CMOS technology for digital control in a single IC	• High voltage resistors • Depletion mode MOS • Isolated MOS • Various high performance optimizations	• Pulse Frequency Modulation Controller • Power Factor Correction Controller • Boost LED Driver • Boost DC/DC Controller

BCDMOS	Process that integrates bipolar technology for analog control, CMOS technology for digital control, and DMOS technology for handling high current applications into a single IC

•  Integrated modular bipolar and Lateral DMOS (LDMOS) into the same process to optimize cost

•  Optimized safe operating area LDMOS for high density power switching operations with improved reliability

•  Optimized junction field effect transistor process to allow high voltage operation in a small silicon area

•  Various high performance optimizations

• Buck DC/DC Converter • Boost LED Driver

We spent $5.9 million, $7.0 million and $6.2 million in 2007, 2008 and 2009, respectively, on research and development, which represented approximately 6.0%, 8.0% and 6.2%, respectively, of our revenue in those years.

Manufacturing

We currently operate a fab located in Shanghai, China. Analog circuit design often utilizes larger geometries, relative to digital circuits, to facilitate precise device matching and placement and to manage high current and voltage requirements. As a result, the analog circuit manufacturing process generally requires significantly lower initial capital expenditures and less frequent replacement of manufacturing equipment, because the equipment is less vulnerable to technological obsolescence. Substantially all of our wafer fab equipment is previously-owned.

We have achieved ISO9001:2008 certification in our current fab, and we have also been certified as meeting the standards of ISO14001:2004. ISO9001:2008 is a set of criteria for developing a fundamental quality management system, focusing on continuous improvement, defect prevention and the reduction of variation and waste. ISO14001:2004 consists of a set of standards that provide guidance to the management of organizations to achieve an effective environmental management system.

We plan to build a second fab in Shanghai, China to increase our production capacity and enable us to implement a wider array of manufacturing technologies at smaller device geometries. We expect our second fab to become operational in the first half of 2012.

We also make use of foundry services in Taiwan and China to manufacture devices we are unable to support internally with our existing equipment as well as to address production demand that cannot be fulfilled in our fab. In these cases, we generally work with our foundry partners to implement our own proprietary process technologies in their fabs to ensure our products meet our required product performance. In 2009, since the capacity from our fab was mostly sufficient to support demand for our products, only an immaterial portion of our manufacturing needs was outsourced to third parties. However, as we grow our business and until our second fab is fully operational, we anticipate that an increasing portion of our manufacturing needs will be outsourced to third parties. When we outsource our manufacturing needs to third parties, we choose third-party manufacturers that possess the process technology to manufacture our wafers, have sufficient capacity to support our needs and are cost effective. For the quarter ended September 30, 2010, we outsourced approximately 5.9% of our total wafer production output. We anticipate that we will outsource up to 25% of our total product output prior to the second fab becoming operational depending on the growth of our business and the timing of our second fab becoming operational. Even after our second fab comes online, we intend to maintain a portion of our outsourced manufacturing capacity to maintain flexibility in order to be able to grow our production. We anticipate that we will outsource up to 15% to 20% of our total product output once our second fab becomes operational depending on the growth of our business.

We subcontract all of our packaging and a majority of our final product testing to third-party assembly and test providers in China. As of September 30, 2010, we had 11 qualified assembly and test subcontractors and are not dependent on any single subcontractor. We do not have any long-term agreements with these subcontractors.

Intellectual Property

We rely on a combination of patent, copyright, maskwork rights, trademark and trade secret laws and contractual restrictions, which include non-competition provisions, to protect the proprietary aspects of our business and technology. As of September 30, 2010, we had 41 patent applications and 49 granted patents in China, and we had 28 patent applications and 10 granted patents in the United States. Our issued and allowed patents in China and the United States expire in the years beginning in 2014 through 2025 and 2024 through 2027, respectively. We do not depend on licenses to the proprietary technology of third parties to enable us to manufacture our products. We hold four trademark registrations in China. We have registered a trademark relating to our trade name “BCD” in China, but have not registered, and may not be able to register, such a trademark in the United States or elsewhere.

Competition

Our markets are highly competitive, and we face significant competition for products in each of our business areas. We compete with global analog semiconductor providers such as Advanced Analog Technology, Inc.; Diodes

Incorporated; Fairchild Semiconductor International, Inc.; Global Mixed-Mode Technology Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; National Semiconductor Corporation; O2Micro International Limited; ON Semiconductor Corporation; Rohm Co., Ltd.; Power Integrations, Inc.; Richtek Technology Corporation; STMicroelectronics N.V. and Texas Instruments Incorporated. We do not compete with digital semiconductor providers. Competition in our markets depends upon a number of factors relating to products and services, including:

•	price/performance ratio;

•	functionality and integration level;

•	quality and reliability;

•	breadth of product lines;

•	on-site technical service and support;

•	system know-how and support;

•	production flexibility for unexpected demand; and

•	delivery in large volumes on a timely basis.

We believe we compete favorably with respect to these factors, although we may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities and more financial resources.

Employees

As of September 30, 2010, our workforce consisted of 1,193 employees, of which 1,167 were located in China. We maintain offices in South Korea, Taiwan and the United States with 26 employees located in such offices. Of our employees, 855 were in manufacturing, 177 were in research and development, 85 were in sales and marketing and 76 were in general and administration. We maintain design centers in Shanghai, China and Shenzhen, China.

Our success depends to a significant extent upon, among other factors, our ability to attract, retain and motivate qualified personnel. We provide to our employees an employee stock option program, social welfare benefits for qualified employees and a global medical insurance plan for overseas employees. None of our employees are represented by collective bargaining arrangements. We consider our relations with our employees to be good.

Properties

Our corporate headquarters are located at No. 1600 ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, China in facilities consisting of approximately 17,348 square meters pursuant to a lease that expires in 2056. This location consists of 69,807 square meters of land, of which we have set aside a portion for the construction of our second fab. We also lease approximately 6,274 square meters of additional space located at 800 Yishan Road, Shanghai, China for our manufacturing and warehouse facilities pursuant to various leases that expire starting in January 2011. For our sales and marketing operations, we maintain a number of offices across Asia.

Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid wastes, waste water and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our manufacturing facilities. Our operations are subject to regulation and periodic monitoring by China’s Ministry of Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Municipal Government, which may in some cases establish stricter standards than those imposed by the State Environmental Protection Bureau. The PRC national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the PRC national and local governments may at their own discretion close or suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us, and we believe that we have been in material compliance with applicable environmental regulations and standards.

We believe that we have adopted pollution control measures for the effective maintenance of environmental protection standards consistent with the requirements applicable to the semiconductor industry in China. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxide waste and self-igniting waste, is collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements.

We have obtained the ISO 14001:2004 certification for our current fab. The ISO 14001:2004 environmental management standard is a voluntary standard and part of a comprehensive series of quality standards for environmental management published by the International Standards Organization. The ISO 14001:2004 quality standard covers environmental management principles, systems and supporting techniques.

We believe we were the first China-based semiconductor manufacturer to be certified as having met the requirements of the Sony Green Partner Program. The Sony Green Partner Program encourages suppliers of Sony to target the reduction and possible elimination of environmentally hazardous substances used in the production of their products. Green Partners must meet Sony’s environmental standards and are required to work continuously to maintain and upgrade their environmental management systems. Green Partner status is ordinarily reviewed every two years.

Legal Proceedings

On August 5, 2009, we received a letter from a law firm representing Flextronics International Limited and its subsidiaries, or Flextronics, alleging infringement of a U.S. patent owned by a Flextronics subsidiary by certain of our products. Flextronics also expressed its intention for a possible commercial settlement in its letter. On October 28, 2009, we offered a goodwill payment to Flextronics, with payment conditions subject to further agreement by the parties, for a release of the infringement alleged under the letter. On September 9, 2010, we received additional correspondence from Flextronics alleging infringement of the same U.S. patent by another one of our products and expressing Flextronics’ interest in resuming negotiations. On December 7, 2010, we received additional correspondence from Flextronics responding to our offer for a goodwill payment for a release of the infringement alleged in Flextronics’ August 2009 letter. We have resumed negotiations with Flextronics, but have not yet settled this matter.

We are currently not a party to any other litigation and are not aware of any other legal matters which would reasonably be expected to have a material adverse effect on our business. As is the case with many companies in the semiconductor industry, we receive from time to time communications from third parties asserting that our technologies, fabrication processes, design of the semiconductors made by us or use by our customers of semiconductors made by us may infringe the patents, the trademarks or other intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs in the defense of claims made against us or could suffer adverse effects on our operations. In addition, we could become involved in litigation from time to time relating to claims arising out of the ordinary course of business or otherwise.

Our Corporate Structure

We are a holding company registered on April 8, 2004 by way of continuation (from Bermuda) as an exempted company in the Cayman Islands. We have two wholly-owned PRC direct subsidiaries and one wholly-owned direct subsidiary in Hong Kong. Our direct PRC subsidiaries are SIM-BCD, which is our primary operating entity, and BCD Shanghai. In August 2010, we began the steps necessary to dissolve BCD Shanghai, and in October 2010 we obtained the approval for the dissolution of BCD Shanghai from the relevant local government authorities. We currently expect to complete the dissolution of BCD Shanghai in the second quarter of 2011. Our wholly-owned direct subsidiary in Hong Kong is BCD Semiconductor Limited, or BCD HK.

We hold five indirect subsidiaries, which are BCD (Shanghai) ME, a wholly-owned PRC subsidiary of SIM-BCD; BCD Semiconductor (Taiwan) Company Limited, or BCD Taiwan, a wholly-owned Taiwan subsidiary of BCD HK; Excel Power Technology Limited (Cayman Islands), or Excel Cayman, a wholly-owned Cayman Islands subsidiary of BCD HK; Excel Power Technology Limited (Hong Kong), or Excel HK, a Hong Kong subsidiary of BCD HK and BCD Semiconductor Corporation, or BCD US, a wholly-owned United States subsidiary of Excel HK.

Excel HK is the legal entity through which most of our export sales are channeled. BCD Taiwan hosts our selling and marketing teams in Taiwan. BCD US hosts our sales and purchase functions in the U.S.

Below is a table that summarizes our corporate structure. All of our subsidiaries are wholly-owned.

We also have a liaison office of Excel HK in South Korea.

We have taken several restructuring steps since 2008 to establish our current corporate structure. In February 2008, we merged two of our wholly-owned subsidiaries, Advanced Analog Circuits (Shanghai) Corporation and MEMS Manufacturing (Shanghai) Co. Ltd., into SIM-BCD in order to enhance operating efficiency. In November 2009, we established BCD (Shanghai) ME in order to receive the transfer of the title of the building and the land use rights held by BCD Shanghai in ZiZhu Science Park and to assume certain of BCD Shanghai’s obligations under its agreement with ZiZhu Development. In August 2010, we began the steps necessary to dissolve BCD Shanghai. We expect the dissolution to be completed in June 2011.

Regulation

The integrated circuit industry in China is subject to substantial regulation by the PRC government. This section summarizes all material PRC laws and regulations that affect our business and operations in China.

Regulations and Policies that Encourage the Development of Semiconductor Companies

On June 24, 2000, the State Council promulgated the Several Policies to Encourage the Development of the Software and Integrated Circuit Industry, or the IC Policies. On November 12, 2000, the Ministry of Finance, or MOF, the State Administration of Taxation, or SAT and the General Administration of Customs, or GAC, promulgated the Notices on the Relevant Taxation Policies to encourage the development of the Software and Integrated Circuit Industry, or the IC Notice. The IC Policies set forth preferential policies on investment, financing, tax, industrial process, technology, income distribution and export related matters concerning integrated circuit design enterprise (ICDEs) and integrated circuit production enterprises (ICPEs).

Accreditation of ICPEs

Only duly accredited ICPEs may qualify for preferential industrial policies.

Pursuant to the Administration Measures for Accreditation of Integrated Circuits Enterprises Encouraged by the State (Trial Implementation) jointly issued by the National Development and Reform Commission, or NDRC, the MII, the SAT, and General Administration of Customs, or GAC, on October 21, 2005, in order to obtain accreditation, an ICPE must:

•	be a legally established enterprise whose business is production of integrated circuits;

•	possess the necessary IC-producing environment, including but not limited to operation sites, production facilities and technology, and personnel;

•	comply with basic guidelines for IC product production, and possess the capacity to maintain product manufacturing quality;

•	generate more than 60% of its total annual revenue from the production of integrated circuits; and

•	commit no illegal actions verified by a competent local taxation authority.

The NDRC, the MII, the SAT and the GAC are the authorized examination and approval administration for accreditation of ICPEs.

SIM-BCD has received accreditation as an ICPE according to Circular Regarding Issuing List of Integrated Circuits Enterprises Encouraged by the State for the year 2009 promulgated by NDRC, MII, SAT and GAC on November 17, 2009, and is entitled to the preferential industrial policies described below.

Encouragement of Foreign Investment in Semiconductor Industry

Pursuant to the IC Policies and the Guideline Catalogue of Foreign Investment Industries jointly promulgated by the NDRC and the Ministry of Commerce on October 31, 2007, foreign investment in integrated circuit design and production of ICs that have a linewidth of 0.18 micron and less is encouraged and may be eligible for certain types of preferential treatment as stipulated in PRC laws and regulations.

Preferential Taxation Policies

Under the IC Policies, the IC Notice and other relevant PRC regulations, semiconductor companies, including us, are entitled to the following preferential tax treatment if they meet the following criteria:

Enterprise income tax. Each of our PRC subsidiaries is subject to taxation pursuant to the applicable tax law and other regulations as a FIE.

Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less are entitled to preferential tax treatment similar to that granted for foreign investment in the energy and transportation industries. Enterprises with foreign investment engaged in the energy and transportation industries enjoy exemption from or reduction of foreign-invested enterprise income tax, or FEIT.

Under the new tax law and subject to approval by the local tax authorities, SIM-BCD was entitled to a full exemption from FIE income tax for two years starting on January 1, 2008, and a 50% reduction for the following three years. For the potential effects of the new tax law on our preferential tax treatments, see “Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in the PRC or the imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.”

Exemption of customs duties and import-related value-added tax. Under the IC Policies and the IC Notice, ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less are exempt from customs duties and import-related value-added tax when importing raw materials and consumables used for self-production.

The Raw Materials Taxation Notice issued on October 10, 2004 further sets forth a detailed list of the raw materials and consumables used for self-production of qualified ICPEs that are subject to the preferential tax treatment set forth above.

Under the IC Notice, integrated circuit technology, production equipment, and equipment and instruments specialized for use in fabricating integrated circuits that are imported by a duly accredited ICPE are, with the exception of commodities listed in the Catalogue of Imported Commodities for Foreign Investment Projects Not Subject to Tax Exemptions and the Catalogue of Imported Commodities for Domestic Investment Projects Not Subject to Tax Exemptions as approved by the State Council, exempt from customs duties and import-related value-added tax.

Under the Construction Materials Taxation Notice issued on September 26, 2002, the importation of construction materials and auxiliary equipment, specifically for clean rooms, and spare parts for the production of integrated circuits (as listed in the annex to the Construction Materials Taxation Notice), by ICPEs whose total investment exceeds RMB8.0 billion or whose integrated circuits have a linewidth of 0.25 micron or less is exempt from customs duties and import-related value-added tax.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

The intellectual property laws of China and the United States are based on written statutes. However, in contrast to the U.S. system, while prior court decisions in China may be cited for reference, they have only limited precedential value. PRC law is generally less protective of intellectual property rights than is United States law and, historically, PRC courts often have not enforced the intellectual property laws of China to the same degree as United States courts might enforce the intellectual property laws of the United States. The primary differences between PRC and U.S. intellectual property law include the registration procedure, the protection period and the remedies for protection and enforcement of intellectual property. For example, China follows a first-to-file rule where patents are issued to the first applicant to file a patent for an invention, while the United States follows a first-to-invent rule where patents are issued to the first inventor. Similarly, PRC trademark law is based on a first-to-register system as opposed to the United States’ first-to-use system.

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including, among others:

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the Patent Law of the People’s Republic of China, or the Patent Law, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on March 12, 1984, effective April 1, 1985 and as amended on August 25, 2000, and December 27, 2008 respectively;

•	the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as of March 19, 1985;

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the General Principles of the Civil Law of the People’s Republic of China adopted at the fourth session of the Sixth National People’s Congress on April 12, 1986, effective January 1, 1987. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

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the Copyright Law of the People’s Republic of China, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on September 7, 1990, effective June 1, 1991 and as amended on October 27, 2001 and February 26, 2010, respectively;

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the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted March 28, 2001 at the thirty-sixth session of the executive meeting of the State Council, promulgated on April 2, 2001, effective October 1, 2001; and

•	the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.
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the Opinions of the Supreme People’s Court on Comprehensively Strengthening the Trial System Involving Intellectual Property Rights Litigation to Provide Judicial Protection for the Construction of an Innovative Country, which was circulated in January 11, 2007. The Supreme Court sought to provide powerful judicial protection of intellectual property rights such as patents, and integrated circuit lay-out designs in this circulation.

Our IC products are protected by these laws and regulations.

Protection of Integrated Circuit Layout Design

Under the Layout Design Regulations, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office in China.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

Registration of a Layout Design

The State Intellectual Property Office in China decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, a company may request the State Intellectual Property Office to grant a compulsory license to use patented technology if: (i) after three years from the date a patent is granted and after four years from the date a patent application is filed, a patent holder fails to exploit, or fully exploit, its or his patent without any justifiable reason or (ii) a patent holder’s act of exercising its or his patent rights is determined by judicial or administrative procedures to be a monopolizing act and granting a compulsory license to another party would eliminate or reduce the adverse effects on competition. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses or to uses that counter anti-competitive actions.

Under the Layout Design Regulations, the Intellectual Property Administration Department of the State Counsel may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition, which requires remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes, or to remedy the holder’s unfair competitive actions as determined by a court or a department of supervision and inspection against unfair competition.

Environmental Regulation

Our PRC subsidiaries are subject to a variety of PRC environmental laws and regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon the completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after the examination and acceptance by the relevant environmental authority, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge permits for the above wastes and noise are then issued for a specified period of time. SIM-BCD has received approvals of the relevant environmental assessment impact reports and has obtained the discharge permits for its operation.

From time to time during the operation of our PRC subsidiaries, and also prior to renewal of the necessary discharge permits, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines, imposition of a time period within which rectification must occur or even suspension of operations.

We believe that we have complied with the PRC environmental regulations described in this section in all material respects.

Enterprise Income Tax Regulation

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law named “PRC Enterprise Income Tax Law,” which took effect beginning January 1, 2008. On December 6, 2007, the State Council approved and promulgated the Implementation Rules of PRC Enterprise Income Tax Law, which took effect simultaneously with the new tax law. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax

Incentives, or Circular 39. Based on Circular 39, enterprises that enjoyed a preferential tax rate of 15% in accordance with previous laws, regulations and other documents with the same effect as administrative regulations, are eligible for a graduated rate increase to 25% over the 5-year period beginning January 1, 2008. Specifically, the applicable rates under such an arrangement for such enterprises will be 18%, 20%, 22%, 24% and 25% for the years of 2008, 2009, 2010, 2011 and 2012, respectively. For those enterprises which currently enjoy tax holidays, such tax holidays will continue until their expiration in accordance with previous tax laws, regulations and relevant regulatory documents, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from 2008, the first effective year of the new tax law. According to the New Tax Law and approval issued by the local tax authority, SIM-BCD is entitled to a full exemption from foreign-invested enterprise income tax for two years starting on January 1, 2008 and a 50% reduction in FIE income tax for the three years thereafter. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to those classified as HNTEs enjoying special support from the state. Following the effectiveness of the new tax law, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

According to the new tax law, entities that qualify as high technology companies “specially supported” by the PRC government are expected to benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. According to the Circular on Issuing Management Measures for Identification of High-Tech Enterprises (Guo Ke Fa 2008 No. 172) jointly issued by Ministry of Science and Technology, MOF and SAT on April 14, 2008, and the Circular on Issuing Guideline for the Management Measures for Identification of High-Tech Enterprises jointly issued by Ministry of Science and Technology, MOF and SAT on July 8, 2009, determination of HNTE status at the provincial level satisfies HNTE accreditation at the national level.

Pursuant to this circular, an HNTE must meet, among other things, the following criteria:

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A company registered in China must independently own the intellectual property rights of the core technology of its main products and services. These intellectual property rights must be acquired within the three most recent years through certain specified manners, including through independent research and development, transfers, donations, mergers and acquisitions or the company must possess exclusive licenses for the intellectual property rights of the core technology of its main products and service for more than five years.

•	A company’s products and services must be in certain fields qualifying as High and New Technology.

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A company’s technical employees with college degrees or higher must account for more than 30% of the company’s total number of employees within any given year and the company’s research and development employees must account for more than 10% of the company’s total number of employees within any given year.

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A company’s research and development expenses as a percentage of its sales revenue must meet the following requirements: (a) a company with sales revenue less than RMB50 million in the previous year may not have its R&D expenses equal less than 6% of its total annual sales revenue; (b) a company with sales revenue of RMB50 million to RMB200 million in the previous year may not have its research and development expenses equal less than 4% of its total annual sales revenue; and (c) a company with sales revenue of more than RMB200 million in the previous year may not have its research and development expenses equal less than 3% of its total annual sales revenue. In addition to these requirements, a company’s research and development expenses incurred in China must not be less than 60% of its total research and development expenses.

•	Revenue from a company’s high-tech products or services must account for more than 60% of its total annual revenue within any given year.

HNTE status is effective for three years after the date of issuance of the HNTE Certificate, and a company must submit an application for re-examination three months prior to the expiration of such period otherwise its qualification as an HNTE will automatically expire at the end of this period. SIM-BCD was recognized as an HNTE by Shanghai Science and Technology Commission, Shanghai Finance Bureau, Shanghai State and Local Tax Bureau on November 25, 2008 and is entitled to a preferential tax rate of 15% until November 2011, at which time SIM-BCD intends to re-apply for HNTE status.

For the potential effects of the new tax law on our preferential tax treatments, see “Risk Factors—Risks Related to Doing Business in China—Our business is subject to government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and results of operations.”

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC subsidiaries to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose “de facto management body” is located in the PRC, are treated as resident enterprises for PRC tax purposes. Under a recent circular issued by the State Administration of Taxation on April 22, 2009, a foreign enterprise controlled by a PRC enterprise or a PRC enterprise group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations operate primarily in the PRC; (ii) its financial and human resources decisions are made in the PRC; (iii) its major assets, books and records, company seals and meeting minutes of its board of directors and shareholders are located or kept in the PRC; and (iv) more than half of its directors or senior officers with voting rights reside in the PRC. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC after this offering; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate. For these purposes, the dividends distributed from PRC subsidiaries to the Company are exempt income. If we were considered a PRC resident enterprise, it is also possible that the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a withholding tax. In addition, under the new tax law, foreign shareholders and ADS holders could become subject to a 10% income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC. See “Risk Factors—Risks Related to Doing Business in China—We may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law, which became effective on January 1, 2008, which may subject us to PRC income tax on our worldwide income and PRC income tax withholding obligations for any dividends we pay to our non-PRC shareholders and ADS holders”.

Regulations on Land Use Tax

Since January 1, 2007, foreign-invested enterprises like us are subject to annual land use taxes under the revised PRC Land Use Tax Tentative Regulations.

Regulations on Foreign Exchange

Foreign exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of SAFE or its competent local branches.

Under the Administration Rules, foreign-invested enterprises may only buy, sell or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and relevant supporting documents and, in the case of capital account item transactions, obtaining approval from SAFE or its competent local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Development and Reform Commission, or their respective competent local branches.

On August 1, 2008, the State Council further amended the PRC Foreign Exchange Administration Regulations, or the New Foreign Exchange Administration Regulations, which became effective on August 5, 2008. According to the New Foreign Exchange Administration Regulations, foreign exchange earnings of domestic institutions and individuals may be repatriated into the PRC as well as deposited overseas. However, the conditions and time limitations for the repatriation into the PRC and the overseas deposits of foreign exchange earnings are determined by the foreign exchange management departments of the State Council. Such conditions and time limitations for foreign exchange earnings will be determined based on the status of international payment balances and the need for foreign exchange management. Furthermore, under the New Foreign Exchange Administration Regulations, foreign exchange earnings under current account items may be sold to financial institutions that engage in the business of settlement, sale and payment of foreign exchange.

Companies in China, including foreign-invested companies that require foreign exchange for transactions relating to current account items, may, without the approval of the SAFE, make payments from their foreign exchange accounts or convert RMB and pay at the designated foreign exchange banks, provided that valid proof of the transaction is provided. Foreign-invested companies that need foreign currencies for the distribution of profits to their shareholders may, with the approval of their board of directors, effect payment from their foreign exchange account or convert RMB and pay at the designated foreign exchange banks. Conversion of foreign exchange for certain capital account items, such as direct investment and capital contribution, is still subject to restrictions and prior approval from, or registration with, SAFE, or its competent branch, as required by law. As foreign-invested enterprises, our PRC subsidiaries are subject to the applicable regulations on foreign exchange.

Regulations on Foreign Shareholder Loans to PRC Entities

According to the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance and effective from March 1, 2003, loans by foreign companies to FIEs, including their subsidiaries in China, are considered foreign debt, and such loans must be registered with local branches of SAFE. Under the provisions, FIEs must register with the local branches of SAFE within 15 days from the date on which the loan agreements for the foreign debt are executed. In addition, the total amount of the accumulated foreign debt borrowed by an FIE is not allowed to exceed the difference between the total investment and the registered capital of the FIE. Total investment of an FIE is the total amount of capital that can be used for the operation of the FIE, as approved by the Ministry of Commerce or its local counterpart. Registered capital of an FIE is the total amount capital contribution made to the FIE by its foreign holding company or owners, as approved by the Ministry of Commerce or its local counterpart and registered at the State Administration of Industry and Commerce or its local counterpart. Our PRC subsidiaries are FIEs subject to the regulations discussed above.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended.

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated distributable profits as determined in accordance with PRC accounting standards and their articles of association. Remitting dividends by a wholly foreign-owned enterprise out of China will be subject to examination by the banks designated by SAFE. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Our wholly-owned subsidiaries should allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The allocation percentage of such funds is decided by our wholly-owned subsidiaries. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. These requirements apply to each of our PRC subsidiaries which are wholly-owned.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

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prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

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an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

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an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore reverse investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents (as determined under the SAFE regulations) to penalties under PRC foreign exchange administration regulations.

If any PRC shareholder of our offshore company fails to make the required SAFE registration and amendment registration, the PRC subsidiaries of our offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company. In addition, failure to comply with the SAFE registration and amendment registration requirements described above could result in liability under the PRC laws for evasion of applicable foreign exchange restrictions. We have notified all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

Regulations on Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures for Individual Foreign Exchange, which set forth the requirements for foreign exchange transactions by PRC individuals relating to current account items and capital account items. The Implementation Rules of the Administrative Measures for Individual

Foreign Exchange, issued on January 5, 2007 by SAFE, specify approval requirements by the overseas listed company for PRC citizens who are granted shares or share options by an overseas listed company according to its employee stock ownership plan or stock option plan.

On March 28, 2007, SAFE promulgated the Processing Guidance on Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas-Listed Companies, or the Share Option Rule. According to the Share Option Rule, if a PRC citizen participates in any employee stock ownership plan or stock option plan of an overseas listed company, a qualified PRC domestic agent or the PRC subsidiaries of such overseas listed company shall, among other things, file, on behalf of such individual, an application with SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with share purchases or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Such PRC citizen’s foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC subsidiaries of the overseas listed company or the PRC agent before distribution to such individual. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to the Share Option Rule upon the listing of our ADSs on the Nasdaq Global Select Market. If we or our PRC option holders fail to comply with these regulations, we or our PRC option holders may be subject to fines and other legal or administrative sanctions.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options. Under these circulars, our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries are obligated to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities, which could include a fine in an amount ranging from 50% to three times the amount of taxes we failed to withhold.

Mergers and Acquisitions Rules

On August 8, 2006, the Ministry of Commerce, the China Securities Regulatory Commission, or the CSRC, and four other PRC authorities at the state level promulgated the M&A Rules, which came into effect on September 8, 2006.

Under the M&A Rules, equity or assets merger and acquisition of PRC enterprises by foreign investors will be subject to the approval from Ministry of Commerce or its competent local branches. In particular, the M&A Rules require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing of their securities on an overseas stock exchange.

On September 21, 2006, the CSRC promulgated Guidelines on Domestic Enterprises Indirectly Issuing or Listing and Trading Their Stocks on Overseas Stock Exchanges, which emphasize that SPVs referred to in the M&A Rules are subject to CSRC approval. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.” Given that we completed our restructuring of SIM-BCD into a wholly foreign-owned enterprise before September 8, 2006, the effective date of the new regulations, this regulation does not require an application to be submitted to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Select Market. However, it remains uncertain how the M&A Rules will be interpreted or implemented; and therefore, the relevant PRC government agency, including the CSRC or PRC courts, may reach a different conclusion than we have reached.

The M&A Rules also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the

Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Regulations on PRC Technology Import and Export

According to the Regulation of PRC on Administration of Technology Import and Export effective as of January 1, 2002, technology import and export is broadly defined to include, without limitation, the transfer or license of patents, the transfer of patent application rights and know-how, and the provision of services in relation to technology.

Technology falling into the Catalogue of Prohibited Import or Export technology, which is promulgated by the PRC government from time to time, shall not be imported or exported. Technology falling into the Catalogue of Restricted Import or Export Technology can only be imported or exported upon the approval of the Ministry of Commerce of China. Technology that does not fall into the above two catalogs, can be imported or exported upon the registration with competent commercial administration authority. The transfer of technology between us and our PRC subsidiaries is subject to these requirements. For further details, see “Risk Factors—Risks Related to Doing Business in China—If the PRC government determines that we failed to obtain requisite PRC governmental approvals for, or register with the PRC government, our current and past import and export of technologies, we could be subject to sanctions.”

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, which is primarily aimed at regulating employee/employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts.

According to the Labor Contract Law, a labor relationship is established on the first day when an employee is employed by an employer and a written contract shall be entered into within one month after establishing such relationship. Employers must pay employees double income in circumstances where an employer fails to enter into an employment contract within one year with an employee who works for the employer for a period exceeding one month. Where such period exceeds one year, the parties are deemed to have entered into a labor contract with an “unlimited term.” Employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with an unlimited term. The employer must pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In the labor contract, an employer can require an employee to keep its commercial secrets and intellectual properties in confidence, and impose upon the employee an obligation of confidentiality. The employer can also request the employee to refrain from engaging in a competing business after the employment is terminated in exchange for reasonable compensation. The amount of compensation an employer may seek for an employee’s breach of contract may not exceed the cost of training supplied to the employee. Employees may terminate their employment contracts if their employers have not made social insurance contributions for them in accordance with applicable laws. Employers who demand money or property from employees by way of guarantee or otherwise may be fined a maximum of RMB2,000 for each such employee. Employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay employees compensation in the order of 50% to 100% of the amount of the salary deprived.

Under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective on September 18, 2008, employees who have worked for an employer for more than one year are entitled to paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who have been deprived of such vacation time by employers shall be compensated for three times their regular salaries for each such vacation day, unless the employees waive such vacation days in writing. As a result of these new laws and regulations designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations.

Management

Directors and Executive Officers

The table below sets forth the certain information relating to our directors and executive officers as of December 31, 2010.

Name	Age	Position
Chieh Chang	58	President, Chief Executive Officer, Director and Founder
Herbert Chang(1)(3)	48	Director and Founder
Wenqi Gu(2)	69	Director
Zhongyuan Jin	47	Vice President of Procurement, Foundry Services and Other Products
Kheng Nam Lee(1)(2)	63	Director
Joseph Liu(2)(3)	59	Director and Founder
Michael Pfeiffer(1)(3)	59	Director
Chong Ren	48	Vice President of Operations
Simon Szeto	53	Chief Technology Officer
Jonathan Wang	51	Senior Vice President of Sales, Marketing, Business Development and AC/DC Products
Jean-Claude Zhang	45	Chief Financial Officer

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Chieh Chang is one of our founders and has served as our Chief Executive Officer since September 2008 and as one of our directors since February 2001. Mr. Chang was appointed as our President in October 2010. Mr. Chang also served as our Chief Operating Officer from February 2005 to August 2005. Mr. Chang currently serves on the board of directors of Oplink Communications, Inc. From November 2004 to January 2008, Mr. Chang also served on the board of directors of Genesis Microchip Inc., a publicly traded semiconductor company acquired by ST Microelectronics NV. From 2000 to 2003, he was the Chief Executive Officer of Programmable Microelectronics Corporation (now, Chingistek Technology Corporation), a fabless semiconductor design company. From April 1992 to August 1996 he was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received a B.S. in electrical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Los Angeles.

Herbert Chang is one of our founders, has served as one of our directors since January 2002 and served as the Chairman of our board of directors from September 2002 to January 2008. Mr. Chang has been the President of InveStar Capital, Inc. since April 1996, the Chief Executive Officer of C Squared Management Corporation since April 2004 and is currently a Managing Member of Growstar Associates, Ltd., which is the general partner and the fund manager of VCFA Growth Partners, L.P. Each of these companies serves as a management company or general partner of privately-held venture funds that focus on investing in early-stage companies in the semiconductor, telecommunications and networking, software or internet industries. Mr. Chang also serves on the board of directors of Marvell Technology Group Ltd., Monolithic Power Systems, Inc. and a number of private companies. Mr. Chang received a B.S. in geology from National Taiwan University and an M.B.A. from National Chiao Tung University in Taiwan.

Wenqi Gu has served as one of our directors since August 2010. From 2001 to 2006, Mr. Gu served as a professor at the Chinese Academy of Sciences, a research and educational institute in China. From 1995 to 2001, Mr. Gu held various management positions, including Director General of the High Technology Research Bureau and Director General of the Development Bureau, at the Chinese Academy of Sciences. From 1985 to 1987, Mr. Gu served as Chief Technology Officer of Pacific Microelectronics Co., Hong Kong. Mr. Gu received a B.S. in mechanical engineering from the Beijing Institute of Mechanical Engineering and an M.S. in electrical engineering from the Institute of Electrical Engineering at the Chinese Academy of Sciences.

Zhongyuan Jin has served as Vice President of Procurement, Foundry Services and Other Products, since June 2009. Prior to that time, Mr. Jin served as our Vice President from March 2001 until June 2009 responsible for various functions including purchasing, fab construction, pilot production, sales and product development. Mr. Jin received a B.S. in semiconductors and an M.S. in micro-electronics from the University of Science and Technology of China in Hefei, China.

Kheng Nam Lee has served as one of our directors since August 2010. Mr. Lee was also the executive director of Vertex Venture Holdings Ltd, or VVH, from March 1995 to February 2004 and was the president of Vertex Management Pte Ltd, a management company for venture capital funds, from 1988 to 1995, both of which were wholly-owned subsidiaries of Singapore Technologies Pte Ltd (ST Group). He rejoined the board of directors of VVH and was appointed as Chairman of the board of directors in September 2008. Mr. Lee is also currently the Chairman of the board of directors of Vertex Management (II) Pte Ltd and has served as a Venture Partner of Granite Global Ventures since 2004. Mr. Lee is a director of Creative Technology Ltd. and China Finance Online Co Ltd. Mr. Lee has served as a director of ActivCard Corp, Centillium Communications Inc., GRIC Communications Inc., Gemplus International SA and Chartered Semiconductor Manufacturing Ltd. Mr. Lee received a B.S. in mechanical engineering, with first class honors, from Queen’s University, Canada and an M.S. in operations research and systems analysis from the U.S. Naval Postgraduate School.

Joseph Liu is one of our founders, served as one of our directors from our inception in September 2000 until June 2004 and rejoined our board in October 2006. He also served as our President from October 2000 to September 2002. Mr. Liu founded Oplink Communications, Inc. in 1995 where he is currently Chief Executive Officer and Chairman of the board of directors. Prior to founding Oplink, Mr. Liu served as the Chairman of the board of directors of Techlink Semiconductor and Equipment Corp. and as the General Partner of Techlink Technology Ventures. Mr. Liu received a B.S. in chemical engineering from Chinese Cultural University, Taiwan and an M.S. in industrial engineering from California State University, Chico.

Michael L. Pfeiffer has served as one of our directors since January 2008. Mr. Pfeiffer had previously spent 31 years with PricewaterhouseCoopers LLP from 1976 until his retirement in September 2007, the last 18 of those years as a partner. During his career at PricewaterhouseCoopers, he was the engagement partner on more than a dozen initial public offerings of technology companies. Mr. Pfeiffer is a certified public accountant in California and Oregon. He received a B.A. in economics from Eckerd College in Florida and an MBA from the University of Oregon.

Chong Ren has served as our Vice President of Operations since June 2009. Prior to that time, Mr. Ren held various management positions with us from February 2002 to June 2009, including Vice President, Technology Development/ Wafer Fabrication from December 2005 until May 2009 and Senior Director, Technology Development/ Fab Operation from February 2002 until November 2005. Prior to joining us, Mr. Ren held various positions at Advanced Semiconductor Manufacturing Corp. Mr. Ren holds a B.S. in Semiconductor Device Physics from Zhejiang University in Hangzhou, China and an M.S. in Semiconductor Physics and Device Physics from the Shanghai Institute of Metallurgy in Shanghai, China.

Simon Szeto joined our company as our Chief Technology Officer in September 2009. From 2005 to 2008, Mr. Szeto served as Senior Director of Engineering of AMI Semiconductor (now ON Semiconductor Corporation). Mr. Szeto acted as an independent consultant to many semiconductor companies in Silicon Valley from 1992 to 2005. From 1990 to 1992, Mr. Szeto served as Director of Design Engineering of KMOS Semiconductor Inc., a fabless semiconductor company, which was acquired by Orbit Semiconductor Inc. From 1979 to 1980, Mr. Szeto served as design engineer of Fairchild Semiconductor. Mr. Szeto received a B.Sc. in electrical engineering and computer science from University of California, Berkeley.

Jonathan L. Wang joined our company as our Vice President of Marketing and Business Development in September 2006, became Vice President of Sales, Marketing and Business Development in June 2007 and became Senior Vice President of Sales, Marketing, Business Development and AC/DC Products in September 2010. Before joining us, Mr. Wang was with Winbond Electronics Corp. in Taiwan from 2005 to 2006 as Associate Vice President in charge of its Wireless Communications Product Center. Prior to that, Mr. Wang was with Inprocomm, Inc. in Taiwan from 2002 to 2005 and eventually became its President in April 2004. From 2000 to 2002, Mr. Wang was with Onestop Technology Co. Ltd. as its Chief Technical Officer. From 1999 to 2000, Mr. Wang founded and operated a contract research and development company. From 1988 to 1999, Mr. Wang held various positions in engineering and research with Telcordia Technologies, Inc. (formerly Bellcore). Mr. Wang received a B.S. in electrical engineering from National Taiwan, University, Taiwan and an M.S. and a Ph.D. in electrical engineering from the University of Southern California.

Jean-Claude Zhang joined our company in July 2006 as our Chief Financial Officer. Before joining us, Mr. Zhang held various positions at Group Alcatel including, from March 2003 to June 2006, Chief Financial Officer of Alcatel Taiwan and Alcatel South Korea, from September 1998 to March 2003 within Alcatel China as Financial Controller, then Chief Financial Officer and General Manager of Shanghai Alcatel Networks Systems Services Co. Ltd, and from September 1997 to August 1998, Manager of Financial Controls at Alcatel Group headquarters based in Paris. Prior to joining Group Alcatel, Mr. Zhang served as Financial Controller of Valeo Wiper Systems (Paris) from November 1996 to July 1997, and Financial Controller of Valeo Wenling Automotive System Co., Ltd. from April 1994 to October 1996. From 2005 until 2008, Mr. Zhang served as Foreign Trade Advisor (Conseiller du Commerce Exterieur) for the French Government. Mr. Zhang graduated from Shanghai International Studies University, received a Master’s degree in law studies from University of R. Schuman, Strasbourg, France and a post-graduate degree in business administration from IECS-EME, Strasbourg, France.

There are no family relationships among any of our directors and executive officers.

Board of Directors

Our board of directors currently consists of six directors. The number of directors may be changed by the board of directors without shareholder approval.

We believe that each of the members of our board of directors, except for Chieh Chang, our President and Chief Executive Officer, and Joseph Liu, will be an “independent director” as that term is used in the Nasdaq corporate governance rules.

Effective upon the completion of the offering, no shareholder will have the contractual right to designate persons to be elected to our board of directors, and our post-offering memorandum and articles of association will provide that directors will be elected upon a resolution passed at a duly convened shareholders meeting by holders of a majority of our outstanding shares being entitled to vote in person or by proxy at such meeting, to hold office until the expiration of their respective terms. There is no minimum shareholding or age limit requirement for qualification to serve as a member of our board of directors.

We will have a staggered board following the completion of the offering, at which time our directors will be divided into three classes of directors with two directors in each of Class I, Class II and Class III with no more than one class eligible for re-election at any annual shareholders meeting. The two Class I directors will initially be elected for a term expiring on the date of our 2011 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class II directors will initially be elected for a term expiring on the date of our 2012 annual shareholders meeting and thereafter will be elected to serve terms of three years. The two Class III directors will initially be elected for a term expiring on the date of our 2013 annual shareholders meeting and thereafter will be elected to serve terms of three years. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Share Capital—Differences in Corporate Law—Anti Takeover Provisions in Our Memorandum and Articles of Association” for more information.

The following table sets forth the names and classes of our directors who will be in office following the completion of the offering:

Class I	Class II	Class III
Chieh Chang	Herbert Chang	Wenqi Gu
Joseph Liu	Michael Pfeiffer	Kheng Nam Lee

Under our post-offering memorandum and articles of association, directors may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholder meeting by holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting. Vacancies on our board of directors created by such a removal or by resignation may be filled by resolution passed at a duly convened shareholder meeting by the holders of a majority of our outstanding shares entitled to vote in person or by proxy at such meeting or by a majority vote of the directors in office. A director so elected shall hold office until the next succeeding annual shareholder meeting. Such director is eligible for reelection at that time.

Also, a director may vote on a proposal, arrangement or contract in which the director is interested, provided that such director has disclosed his interest in such matter to the board of directors at a meeting of the board of directors.

In addition, our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as a security for any debt, liability or obligation of the company or of any third party.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly, in good faith and in our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association then in effect. In certain limited circumstances, our shareholders have the right to seek damages if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law—Directors’ Fiduciary Duties” for more information on the duties of our directors.

Committees of Our Board of Directors

We have established three committees under the board of directors—the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Michael Pfeiffer, Herbert Chang and Kheng Nam Lee, each of whom is an “independent director” as that term is used in the Nasdaq corporate governance rules and meets the independence Standards of Rule 10A-3(b) of the Exchange Act. Mr. Pfeiffer is the Chairperson of our audit committee. The board of directors has determined that Mr. Pfeiffer and Mr. Lee are each an audit committee financial expert, as defined by the rules promulgated by the SEC. The responsibilities of our audit committee includes, among other things:

•	appointing, and overseeing the work of our independent auditors, approving the compensation of our independent auditors and, if appropriate, discharging our independent auditors;

•

pre-approving engagements of our independent auditors to render audit services and/or establishing pre-approval policies and procedures for such engagements and pre-approving any non-audit services proposed to be provided to us by our independent auditors;

•	discussing with management and our independent auditors significant financial reporting issues raised and judgments made in connection with the preparation of our financial statements;

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reviewing and discussing reports from our independent auditors on (i) the major critical accounting policies to be used, (ii) significant alternative treatments of financial information within the U.S. GAAP, that have been discussed with management, (iii) ramifications of the use of such alternative disclosures and treatments, (iv) treatments preferred by our independent auditors, and (v) other material written communications between our independent auditors and management;

•	resolving any disagreements between management and our independent auditors regarding financial reporting;

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establishing procedures for receiving, retaining and treating any complaints we receive regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	reviewing and approving in advance all proposed related party transactions;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Kheng Nam Lee, Wenqi Gu and Joseph Liu. Messrs. Lee and Gu each is an “independent director” as such term is used in the Nasdaq corporate governance rules. Mr. Lee is the Chairperson of our compensation committee. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and officers, including all forms of compensation to be provided to our directors and officers. If our compensation committee does not perform such responsibilities, such compensation decisions and recommendations will be made by a majority of our independent directors as such term is used in the Nasdaq corporate governance rules. The responsibilities of our compensation committee include, among other things:

•	reviewing and recommending to our board of directors with respect to the total compensation package for our executive officers;

•	reviewing and recommending to our board of directors with respect to director compensation, including equity-based compensation; and

•

reviewing periodically and recommending to the board of directors with respect to any long term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Joseph Liu, Herbert Chang and Michael Pfeiffer. Messrs. Chang and Pfeiffer each is an “independent director” as such term is used in the Nasdaq corporate governance rules. Mr. Liu is the Chairperson of our nominating and governance committee. The nominating and corporate governance committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. If our nominating and corporate governance committee does not perform such responsibilities, decisions relating to these responsibilities will be approved by a majority of our independent directors as such term is used in the Nasdaq corporate governance rules. The responsibilities of our nominating and corporate governance committee include, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy on our board of directors;

•	identifying and recommending directors to serve on and to be chairpersons of our audit committee and compensation committee, as well as our nominating and corporate governance committee itself;

•

reviewing periodically the size and structure of our board of directors as well as its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

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advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and any corrective actions to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee Interlocks and Insider Participation

Chieh Chang, our director, President, Chief Executive Officer and President, served as a member of the compensation committee of Oplink Communications, Inc., a publicly-traded company, from May 2002 to July 2010. Joseph Liu, one of our directors, is the Chief Executive Officer and Chairman of the board of directors of Oplink Communications, Inc.

Director and Executive Compensation

During 2009, the aggregate cash compensation that we paid to our current executive officers as a group was $989,644, which includes bonuses and salaries that were earned in 2009 and paid in 2010. During 2010, the aggregate cash compensation that we paid to our current executive officers as a group was $1,076,807, which includes salaries that were earned in 2010 and paid in 2011, but does not include bonuses earned in 2010 since the bonuses have not yet been determined or paid to our current executive officers. During 2009 and 2010, the aggregate cash compensation that we paid to our current nonemployee directors as a group was $61,500 and $123,875, respectively. Under Cayman Islands law, we are not required to disclose the individual compensation of our executive officers and directors. Our full-time employees in the PRC, including some of our executive officers, participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

As of December 31, 2010, options to purchase an aggregate of 7,836,480 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current executive officers. The exercise prices of such options range from $0.10 to $2.24 per ordinary share and have expiration dates ranging from September 2012 to July 2020. As of December 31, 2010, options to purchase an aggregate of 1,510,000 ordinary shares have been granted under our Fifth Amended and Restated 2002 Share Plan to our current nonemployee directors. The exercise prices of such options range from $0.10 to $2.36 per ordinary share and have expiration dates ranging from October 2012 to October 2020.

In the year ended December 31, 2009, we granted options to purchase an aggregate of 4,901,480 ordinary shares to our current executive officers, which have exercise prices ranging from $0.55 to $0.65 and have expiration dates ranging from July 2019 to October 2019. We did not grant options to purchase ordinary shares to our current nonemployee directors in the year ended December 31, 2009. In the year ended December 31, 2010, we granted options to purchase an aggregate of 210,000 ordinary shares to our current executive officers, which have exercise prices ranging from $1.63 to $2.24 and have expiration dates ranging from April 2020 to July 2020. In the year ended December 31, 2010, we granted options to purchase an aggregate of 100,000 ordinary shares to our current nonemployee directors, which have exercise prices ranging from $1.63 to $2.36 and have expiration dates ranging from April 2020 to October 2020.

In October 2010, our compensation committee of our board of directors approved the following compensation package for our nonemployee directors:

Annual retainer	$40,000
Additional retainer for audit committee chair	$20,000
Additional retainer for audit committee member	$5,000
Additional retainer for compensation committee chair	$5,000
Additional retainer for nominating and corporate governance committee chair	$5,000

Executive Change in Control Agreement

In July 2010, we entered into Executive Change in Control Agreements with Chieh Chang, Chong Ren, Simon Szeto, Jonathan Wang and Jean-Claude Zhang. In October 2010, we entered into an Executive Change in Control Agreement with Zhongyuan Jin. These arrangements provide that if the executive is terminated without Cause or the executive resigns for Good Reason, within one month prior to, and 12 months following, a Change in Control, then 100% of the executive’s then outstanding options will immediately vest and to the extent applicable, become exercisable, and the executive’s options shall remain exercisable until the option’s expiration date as stated in the respective option agreement. In the event any benefits provided under these change in control agreements would be subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), then such benefits will be either paid in full or reduced so that the excise tax is not triggered, whichever result is superior for the executive on an after-tax basis.

For purposes of our change in control agreements with the above mentioned executives, “Change in Control” means the occurrence of any of the following events:

(i)	A change in our ownership which occurs on the date that any one person, or more than one person acting as a group, or Person, acquires ownership of our shares that, together with the shares held by such Person, constitutes more than 50% of the total voting power of our shares; provided, however, that for purposes of this subsection (i), the acquisition of additional shares by any one Person, who is considered to own more than 50% of the total voting power of our shares will not be considered a Change in Control; or

(ii)	A change in our effective control which occurs on the date that a majority of members of the board of directors is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the board of directors prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of us, the acquisition of additional control of us by the same Person will not be considered a Change in Control; or

(iii)	A change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from us that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our shareholders immediately after the transfer, or (B) a transfer of assets by us to: (1) one of our shareholders (immediately before the asset transfer) in exchange for or with respect to our shares, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all our outstanding shares, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of shares, or similar business transaction with us.

For purposes of our change in control agreements with the above mentioned executives, “Cause” means:

•	any intentional act of fraud, embezzlement or misappropriation of our property by the executive which has a materially adverse impact on our business or affairs;

•	any intentional unauthorized use or disclosure by the executive of our confidential information or trade secrets (or any of our affiliated corporations or entities); or

•	any other intentional misconduct by the executive which has a materially adverse impact on our business or affairs (or any of our affiliated corporations or entities);

provided, however, that solely for the purpose of these change in control agreements, the executive shall be given 30 days written notice (and the opportunity to correct such conduct if such conduct can be corrected during that notice period) of our intention to deem the termination of the executive’s employment to be for any of the foregoing reasons.

For purposes of our change in control agreements with the above mentioned executives, “Good Reason” means the executive’s voluntary resignation within 60 days following the expiration of the cure period (as discussed below) following the occurrence of any of the following actions, without the executive’s consent:

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the material, involuntary reduction in the executive’s title, responsibilities, authorities or functions as our employee as in effect immediately prior to a Change in Control (but not merely a change in title or reporting relationships), except in connection with the termination of the executive’s employment for death, disability, retirement, fraud, misappropriation, embezzlement or any other conduct listed under the definition of Cause;

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a substantial reduction in the executive’s level of compensation (including base salary, fringe benefits and target bonuses under any corporate-performance based bonus or incentive programs) by more than 10%;

•	a relocation of the executive’s place of employment by more than fifty miles;

•	the imposition of business travel requirements substantially more demanding of the executive than such travel requirements existing immediately prior to the date of the Change in Control;

•	any material breach of any employment agreement between us and the executive; or

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any failure by us to obtain the assumption of any material agreement, including these change in control agreements and the material provisions of any stock option grant between us and the executive from any of our successors or assigns following a Change in Control.

The executive will not resign for Good Reason without first providing us with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty days following the date of such notice. During such cure period, we may attempt to rescind or correct the matter giving rise to Good Reason. If we do not rescind or correct the conduct giving rise to Good Reason by the expiration of this cure period, the executive may then resign for Good Reason.

Change in Control Arrangements with Our Directors

In July 2010, our board of directors agreed to certain change in control provisions for all stock options held, and may be held in the future, by our non-employee directors. Under these provisions, if, within one month prior to, and 12 months following, a change in control in which the non-employee director’s stock options are assumed or substituted, the non-employee director’s status as our director or a director of our successor corporation, as applicable, is terminated other than (i) for cause or (ii) a voluntary resignation by the non-employee director (unless such resignation is at the request of the acquirer), then (A) the non-employee director will fully vest in and have the right to exercise his or her stock options as to all of the shares underlying such options, including those shares which would not otherwise be vested or exercisable and (B) such options will (notwithstanding any contrary provisions in the applicable option agreement) continue to be exercisable until the expiration date of such stock option.

Equity-Based Compensation Plans

Fifth Amended and Restated 2002 Share Plan

Our Fifth Amended and Restated 2002 Share Plan, or 2002 Share Plan, was adopted by our board of directors and shareholders in August 2002 and was last amended in July 2009. It provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any of our parent and subsidiary corporation’s employees, and for the grant of nonstatutory stock options, or NSOs, to our employees, directors and consultants and any of our parent and subsidiary corporation’s employees and consultants. We do not intend to issue any additional awards under the 2002 Share Plan following the offering. Instead, we will grant awards under our 2010 Equity Incentive Plan, described below. Our 2002 Share Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder.

Share Reserve. As of September 30, 2010, we have authorized a total of 27,500,000 ordinary shares for issuance pursuant to our 2002 Share Plan. As of such date, options to purchase 16,665,695 ordinary shares were outstanding, 8,885,275 ordinary shares were outstanding from the exercise of options and 1,949,030 ordinary shares were available for issuance under this plan.

Administration. Our board of directors, or a committee appointed by our board, administers the 2002 Share Plan. The administrator has the power to determine to whom options will be granted, the fair market value of the ordinary shares and the number of ordinary shares to be covered by each option; to modify or amend any option; to approve forms of agreement for use under the 2002 Share Plan; and, to determine the terms and conditions of any options granted under the 2002 Share Plan including, but not limited to, exercise prices, the time or times when options may be exercised, vesting schedules and other relevant terms of the options, including whether the options will be ISOs or NSOs. The administrator also has the authority, subject to the terms of the 2002 Share Plan, to institute an option exchange program whereby the exercise prices of outstanding options may be reduced or increased, outstanding options may be surrendered in exchange for awards with a lower or higher exercise price, or outstanding options may be transferred to a third party.

Options. The administrator may grant ISOs and/or NSOs under the 2002 Share Plan, provided that ISOs are only granted to employees. The exercise price and the term of options granted under the 2002 Share Plan is determined by the administrator, provided that, with respect to ISOs, the exercise price must be at least equal to 100% of the fair market value of our ordinary shares on the date of grant as determined by our board of directors on such date and the term may not exceed ten years. Provided, however, that an ISO held by an optionee who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our ordinary shares on the date of grant. The administrator determines the term of all other options. In the event of the termination of service of an optionee, the unvested portion of an option is forfeited and the vested portion generally remains exercisable until either (i) six months after a termination of service due to the death or permanent disability of the optionee, (ii) three months after termination of service for any other reason, or (iii) such other period as may be provided for the option agreement. However, in no event may an option be exercised later than the expiration of its term.

Transferability. Unless the administrator approves otherwise, options granted under our 2002 Share Plan are not transferable other than by will or the laws of descent and distribution and may be exercised by the optionee only during the lifetime of the optionee.

Certain Adjustments. Subject to the provisions of the 2002 Share Plan, in the event of certain changes in our capitalization, such as a stock split, reverse stock split, stock dividend, combination or reclassification of our ordinary shares, or any other increase or decrease in the number of our issued ordinary shares effected without receipt of consideration by us, proportionate adjustments will be made to the number and type of shares that may be delivered under the plan, and/or the number, price and type of shares covered by each outstanding option. In the event of our proposed liquidation or dissolution, the administrator will notify optionees as soon as practicable and all options will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions. Our 2002 Share Plan provides that in the event of our merger or change in control (as defined in the 2002 Share Plan), each outstanding option will be assumed or an equivalent option or right may be substituted by the successor corporation. Following the completion of this offering, in the event that no such substitution or assumption occurs, the option will fully vest and become exercisable for a period of 15 days, after which the option will terminate.

Amendment and Termination. Our board of directors may at any time amend, alter or terminate the 2002 Share Plan at any time, provided such action does not impair the existing rights of any optionee. Our 2002 Share Plan will terminate in connection with, and contingent upon, the effectiveness of this offering; provided that the 2002 Share Plan will continue to govern the terms and conditions of awards originally granted under the 2002 Share Plan. Termination shall not affect the administrator’s ability to exercise the powers granted thereunder.

2010 Equity Incentive Plan

Concurrently with this offering, we established the 2010 Equity Incentive Plan. Our board of directors adopted our 2010 Equity Incentive Plan in September 2010 and our shareholders approved such plan in November 2010.

Our 2010 Equity Incentive Plan provides for the grant of ISOs to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of NSOs, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

•

Share Reserve. The maximum aggregate number of our ordinary shares that may be issued under the 2010 Equity Incentive Plan is equal to the sum of (i) 10% of the outstanding ordinary shares after this offering, (ii) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under our 2002 Share Plan and are not subject to any awards granted thereunder, and (iii) any shares subject to stock options or similar awards granted under the 2002 Share Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2002 Share Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2010 Equity Incentive Plan pursuant to clauses (ii) and (iii) above equal to 18,614,725 shares. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2012 fiscal year, equal to the least of:

•	10,000,000 ordinary shares;

•	4% of our outstanding ordinary shares on the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Shares issued pursuant to awards under the 2010 Equity Incentive Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2010 Equity Incentive Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Equity Incentive Plan.

Administration. Our board of directors or a committee of our board of directors administers our 2010 Equity Incentive Plan. Different committees with respect to different groups of service providers may administer our 2010 Equity Incentive Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). Subject to the provisions of our 2010 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, the number of shares subject to each award, the fair market value of an ordinary share, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2010 Equity Incentive Plan. The administrator also has the authority, subject to the terms of the 2010 Equity Incentive Plan, to modify or amend existing awards, to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or increased, outstanding awards may be surrendered in exchange for awards with a lower or higher exercise price, or outstanding awards may be transferred to a third party, to prescribe rules and to construe and interpret the 2010 Equity Incentive Plan and awards granted thereunder.

Options. The administrator may grant ISOs and/or NSOs under our 2010 Equity Incentive Plan, provided that ISOs are only granted to employees. The exercise price of such options must equal at least the fair market value of our ordinary shares on the date of grant. The term of an option may not exceed ten years. Provided, however, that an ISO held by a participant who owns more than 10% of the total combined voting power of all classes of our outstanding shares, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our ordinary shares on the grant date. The administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Share Appreciation Rights. Share appreciation rights may be granted under our 2010 Equity Incentive Plan. Share appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary shares between the exercise date and the date of grant. The exercise price of share appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our ordinary shares on the date of grant. Subject to the provisions of our 2010 Equity Incentive Plan, the administrator determines the terms of share appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with our ordinary shares, or a combination thereof. Share appreciation rights expire under the same rules that apply to options. The specific terms will be set forth in an award agreement.

Restricted Shares. Restricted shares may be granted under our 2010 Equity Incentive Plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the administrator. The administrator will determine the number of restricted shares granted to any employee. Subject to the provisions of our 2010 Equity Incentive Plan, the administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us. Recipients of restricted shares generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Restricted shares that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms will be set forth in an award agreement.

Restricted Share Units. Restricted share units may be granted under our 2010 Equity Incentive Plan. Each restricted share unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of an ordinary share. The awards may be settled in shares, cash, or a combination of both, as the administrator may determine. The administrator determines the terms and conditions of restricted share units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our ordinary shares on the grant date. Payment for performance units and performance shares may be made in cash or in our ordinary shares with equivalent value, or in some combination, as determined by the administrator. The specific terms will be set forth in an award agreement.

Transferability. Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2010 Equity Incentive Plan, the administrator will make adjustments to one or more of the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Change in Control Transactions. Our 2010 Equity Incentive Plan provides that in the event of our merger or change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, then such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, for a specified period prior to the transaction. The awards will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options, restricted share units and share appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted shares will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment and Termination. Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

Principal and Selling Shareholders

The table below sets forth information as of September 30, 2010 regarding the beneficial ownership of our ordinary shares, assuming the conversion of all outstanding preference shares into ordinary shares upon completion of this offering, by:

•	each person or group of affiliated persons known by us to beneficially own 5% or more of our ordinary shares (on an as-converted basis) as of the date of this prospectus;
•	all 5% or greater shareholders as group;

•	each of our directors and executive officers as of the date of this prospectus;
•	all of our directors and executive officers as a group; and

•	each selling shareholder.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 80,420,564 ordinary shares, which includes 17,185,275 ordinary shares outstanding as of September 30, 2010 and gives effect to the issuance of 63,235,289 ordinary shares upon the conversion of our preference shares outstanding as of September 30, 2010 into ordinary shares upon the completion of the offering.

The percentage of beneficial ownership of our ordinary shares after the offering, assuming the underwriters do not exercise the overallotment option, is based on 106,420,562 ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares underlying the ADSs to be sold by us in the offering.

Information in the table below assumes no exercise of the underwriter’s overallotment option.

Except as described in the footnotes below, each shareholder has sole voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned, subject to applicable community property laws. Unless otherwise indicated in the footnotes below, the principal address of each of the shareholders below is: c/o BCD Semiconductor Manufacturing Limited, No. 1600, ZiXing Road, Shanghai ZiZhu Science-based Industrial Park, Shanghai, 200241.

Name	Beneficial Ownership Before Offering(1)		Shares to be Sold in this Offering	Beneficial Ownership After Offering Assuming No Exercise of Overallotment Option(1)		Total Shares Offered if Overallotment Option is Exercised	Beneficial Ownership After Offering Assuming Exercise of Overallotment Option(1)
	Number	Percentage		Number	Percentage		Number	Percentage
Directors and Executive Officers
Chieh Chang(2)	3,200,000	3.90%	—	3,200,000	2.96%	—	3,200,000	2.82%
Herbert Chang(3)	983,945	1.22	—	983,945	*	—	983,945	*
Wenqi Gu	—	—	—	—	—	—	—	—
Zhongyuan Jin	*	*	—	*	*	—	*	*
Kheng Nam Lee(4)	1,275,000	1.58	—	1,275,000	1.20	—	1,275,000	1.14
Joseph Liu	*	*	—	*	*	—	*	*
Michael Pfeiffer	*	*	—	*	*	—	*	*
Chong Ren	*	*	—	*	*	—	*	*
Simon Szeto	*	*	—	*	*	—	*	*
Jonathan Wang	*	*	—	*	*	—	*	*
Jean-Claude Zhang	*	*	—	*	*	—	*	*

All Directors and Executive Officers as a Group (11 persons)(5)	7,205,815	8.60%	—	7,205,815	6.56%	—	7,205,815	6.26%

5% or Greater Shareholders
Core Asia Capital Limited(6)	7,000,500	8.70	2,106,336	4,894,164	4.60	—	4,894,164	4.38
Profuse Properties Limited(7)	6,560,000	8.16	—	6,560,000	6.16	—	6,560,000	5.87
Winner Pride Limited(8)	6,000,000	7.46	—	6,000,000	5.64	—	6,000,000	5.37
Venrock Entities(9)	5,836,666	7.20	2,918,328	2,918,338	2.72	—	2,918,338	2.59
New Enterprise Associates(10)	5,666,667	6.99	—	5,666,667	5.29	—	5,666,667	5.04
Sino-Alliance International, Ltd.(11)	4,300,000	5.35	—	4,300,000	4.04	—	4,300,000	3.85

All 5% or Greater Shareholders as a Group	35,363,833	43.25%	5,024,664	30,339,169	28.15%	—	30,339,169	26.81%

Other Selling Shareholders
smac partners Fund III L.P.(12)	3,225,000	4.01	1,224,000	2,001,000	1.88	—	2,001,000	1.79
JAFCO Asia Technology Fund(13)	3,150,000	3.92	945,000	2,205,000	2.07	—	2,205,000	1.97
UOB Hermes Asia Technology Fund(14)	1,585,000	1.97	1,584,996	4	*	—	4	*
Fred Ming Hao Wong(15)	925,000	1.15	399,996	525,004	*	—	525,004	*
Haw-Ming Haung(16)	600,000	0.75	499,998	100,002	*	—	100,002	*
Chang Yong Chen(17)	201,348	0.25	201,348	—	—	—	—	—
Ning San Chang(18)	116,667	0.15	69,996	46,671	*	—	46,671	*
Judy Green(19)	80,000	0.10	50,004	29,996	*	—	29,996	*

*	Represents less than 1% of the outstanding ordinary shares

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants exercisable into ordinary shares or preference shares convertible into ordinary shares within 60 days following September 30, 2010 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder, except as described above.
(2)	Represents 1,700,000 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2010 held by Mr. Chang. Includes 1,500,000 ordinary shares held by Elaine Chang, Mr. Chang’s daughter.
(3)

Includes 500,000 ordinary shares registered in the name of C Squared Venture Capital, Inc., and 378,945 ordinary shares registered in the name of C Squared Investment, Inc. Our director, Herbert Chang, is the Chief

Executive Officer of C Squared Management Corporation, which is the fund manager of C Squared Venture Capital, Inc. and C Squared Investment, Inc., and may be deemed to have voting and investment power over the shares held by C Squared Venture Capital, Inc. and C Squared Investment, Inc. Mr. Chang disclaims beneficial ownership of shares held by C Squared Venture Capital, Inc. and C Squared Investment, Inc. except to the extent of his pecuniary interest therein. Also includes 105,000 ordinary shares issuable upon exercise of options exercisable within 60 days of September 30, 2010 held by Mr. Chang.

(4)	Includes 1,125,000 ordinary shares registered in the name of and 150,000 ordinary shares issuable pursuant to a warrant held by Pinnacle Equity Investment Inc. Our director, Kheng Nam Lee, is the sole shareholder and beneficial owner of Pinnacle Equity Investment Inc., and holds voting and investment power over the shares held by Pinnacle Equity Investment Inc. Mr. Lee disclaims beneficial ownership of shares held by Pinnacle Equity Investment Inc. except to the extent of his pecuniary interest therein.
(5)	Includes our ordinary shares issuable upon exercise of options and warrants exercisable within 60 days after September 30, 2010 that are beneficially owned by our executive officers and directors as a group.
(6)	The sole shareholder and beneficial owner of Core Asia Capital Limited is Chen-Hua Chang, the mother-in-law of Joseph Liu, one of our directors and one of our founders. Ms. Chang holds voting and investment power over the shares held by Core Asia Capital Limited. Core Asia Limited’s percentage of beneficial ownership decreased from approximately 25% to its current percentage of beneficial ownership in September 2009 as a result of the transfer of shares to Profuse Properties Limited and Winner Pride Limited. The address for Core Asia Capital Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.
(7)	The two directors of Profuse Properties Limited that hold voting and investment power over the shares held by Profuse Properties Limited are Chen-Hua Chang and Chao-Rong Chang, the parents-in-law of Joseph Liu, one of our directors and one of our founders. The sole shareholder of Profuse Properties Limited is Kimberly Industries Limited. Kimberly Industries Limited may be deemed to have voting and investment power over the shares held by Profuse Properties Limited, and it disclaims beneficial ownership of the shares held by Profuse Properties Limited except to the extent of its pecuniary interest therein. The percentage of beneficial ownership of Profuse Properties Limited increased from zero to its current percentage of beneficial ownership in September 2009 as a result of the transfer of shares to it from Core Asia Capital Limited and Chen-Hua Chang, who is the sole shareholder and beneficial owner of Core Asia Capital Limited and the mother-in-law of Joseph Liu, one of our directors and one of our founders. The address for Profuse Properties Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.
(8)	The sole shareholder and beneficial owner of Winner Pride Limited is Chen-Hua Chang, the mother-in-law of Joseph Liu, one of our directors and one of our founders. Ms. Chang holds voting and investment power over the shares held by Winner Pride Limited. Winner Pride Limited’s percentage of beneficial ownership increased from zero to its current percentage in September 2009 as a result of the transfer of shares to it from Core Asia Capital Limited. The address for Winner Pride Limited is c/o Trident Trust Co. (B.V.I.) Ltd., Trident Chamber, P.O. Box 146, Road Town, Portola, B.V.I.
(9)	Represents 4,197,250 ordinary shares registered in the name of and 559,634 ordinary shares issuable pursuant to a warrant held by Venrock Associates IV, L.P., 854,900 ordinary shares registered in the name of and 113,986 ordinary shares issuable pursuant to a warrant issued to Venrock Partners, L.P. and 97,850 ordinary shares registered in the name of and 13,046 ordinary shares issuable pursuant to a warrant issued to Venrock Entrepreneurs Fund IV, L.P. Venrock Management IV, LLC, Venrock Partners Management, LLC and VEF Management IV, LLC are the general partners of Venrock Associates IV, L.P., Venrock Partners, L.P. and Venrock Entrepreneurs Fund IV, L.P., respectively, or together, the Venrock Entities. Each general partner disclaims beneficial ownership of the shares held by the Venrock Entities except to the extent of its pecuniary interest therein. The members of each of the general partners are Brian Ascher, Michael Brooks, Anthony Evnin, Anders Hove, Bryan Roberts, Ray Rothrock and Michael Tyrrell, each of whom may be deemed to have shared voting and investment power over the shares held by the Venrock Entities. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for the Venrock Entities is 3340 Hillview Avenue, Palo Alto, CA 94304.

(10)	Represents 4,991,500 ordinary shares registered in the name of, and 665,533 ordinary shares issuable pursuant to a warrant held by, New Enterprise Associates 11, Limited Partnership and 8,500 ordinary shares registered in the name of, and 1,134 ordinary shares issuable pursuant to a warrant held by, NEA Ventures 2004, Limited Partnership. The warrants are currently exercisable. NEA Partners 11, Limited Partnership is the sole general partner of New Enterprise Associates 11, Limited Partnership, and the sole general partner of NEA Partners 11, Limited Partnership is NEA 11 GP, LLC. Each of M. James Barrett, Peter J. Barris, Forest Baskett, Ryan D. Drant, Krishna “Kittu” Kolluri, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry and Scott D. Sandell are Managers of NEA 11 GP, LLC and may be deemed to have shared voting and investment power over the shares held by NEA Partners 11, Limited Partnership. J. Daniel Moore is the general partner of, and may be deemed to have voting and investing power over the shares held by, NEA Ventures 2004, Limited Partnership. Each of the individuals named above disclaims beneficial ownership of the shares held by the funds affiliated with New Enterprise Associates except to the extent of his pecuniary interest therein. The address for New Enterprise Associates 11, Limited Partnership and NEA Ventures 2004, Limited Partnership is c/o New Enterprise Associates, Inc., 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.
(11)	The sole shareholder of Sino-Alliance International, Ltd. is Shanghai Alliance Investment Ltd., an investment firm wholly-owned by the Shanghai municipal government. Cai Xiao Hong is the president of Shanghai Alliance Investment Ltd. and may be deemed to have voting and investment power over the shares held by Sino-Alliance International, Ltd. Mr. Cai disclaims beneficial ownership of the shares held by Sino-Alliance International, Ltd. except to the extent of his pecuniary interest therein. Shanghai Alliance Investment Ltd. holds 20% of the outstanding equity interest of SIMIC. See “Related Party Transactions—Relationship with SIMIC” for additional description regarding our relationship with SIMIC. The address for Sino-Alliance International Ltd. is P.O. Box 30995 SMB, George Town, Grand Cayman, Cayman Islands, British West Indies.
(12)	smac partners GP Limited is the controlling partner of smac partners Fund III L.P. The managing members of smac partners GP Limited are Karen Haith and Kevin Brennan and may be deemed to have shared voting and investment power over the shares held by smac partners Fund III L.P. The address for smac partners Fund III L.P. is Alexander House, 13-15 Victoria Road, St. Peter Port, Guernsey, GY13ZD.
(13)	JAFCO Asia Technology Fund is wholly owned by JAFCO Asia Technology Fund L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund L.P. and controls the voting and investment power over the securities owned by JAFCO Asia Technology Fund. JAFCO Asia Technology Holdings Limited has appointed JAFCO Investment (Asia Pacific) Ltd. to manage JAFCO Asia Technology Fund L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. Messrs. Hiroshi Yamada, Junitsu Uchikata, Jian Huan Zhu, Ching Ning Chow and Ui Chel Joung are members of such investment committee and Messrs. Yamada and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The address for JAFCO Asia Technology Fund is c/o JAFCO Investment (Asia Pacific) Ltd., 6 Battery Road #42-01 Singapore 049909.
(14)	UOB Hermes Asia Technology Fund is a private equity fund incorporated in the Cayman Islands and is managed by UOB Hermes Asia Management Pte Limited, which is incorporated in Singapore. David Tuvia Goss, Michael Barzel Landau, Gary Solomon, Terence Ong Sea Eng and Bill Chua Teck Huat are the directors of UOB Hermes Asia Management Pte Limited and may be deemed to have shared voting and investment power over the shares held by UOB Hermes Asia Technology Fund. The address for UOB Hermes Asia Technology Fund is 80 Raffles Place #30-20 UOB Plaza 2, Singapore 048624.
(15)	The address for Fred Ming Hao Wong is 45220 Onondaga Drive, Fremont, California 94539.
(16)	The address for Haw-Ming Haung is 3370 Tryna Drive, Mountain View, California 94040.
(17)	The address for Chang Yong Chen is 9th Floor, 39 Song Yong Road, Taipei, Taiwan.
(18)	The address for Ning San Chang is 848 Van Ct., Sunnyvale, California 94087.

(19)	The address for Judy Green is 16192 Coco Hammock Way, Fort Myers, Florida 33908.

As of September 30, 2010, there were 80,420,564 ordinary shares outstanding on an as-converted (assuming conversion of all outstanding preference shares as described in “Prospectus Summary—The Offering”) basis, approximately 33% of which were held by over 50 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Related Party Transactions

Equity Issuances

We have granted options to certain of our directors and executive officers pursuant to our 2002 Share Plan. See “Management—Director and Executive Compensation” for a description of such options.

Relationship with SIMIC

In December 2000, we entered into a cooperation agreement with SIMIC to establish our jointly owned PRC subsidiary, SIM-BCD, through which we would conduct our principal operations. Twenty percent of the outstanding equity interest of SIMIC is held by Shanghai Alliance Investment Ltd., which is the sole shareholder of Sino-Alliance International, Ltd., one of our 5% or greater shareholders. SIMIC is ultimately owned and controlled by the PRC Academy of Sciences and Shanghai municipal government. We and SIMIC had subscription rights to contribute assets of 83% and 17%, respectively, into SIM-BCD. Subsequently, in December 2004, we and SIMIC entered into an agreement pursuant to which SIM-BCD became our wholly-owned subsidiary and Sino-Alliance International, Ltd., an affiliate of SIMIC, became one of our shareholders.

Lease arrangements

SIM-BCD is the tenant under several lease agreements with SIMIC for our manufacturing facilities at 800 Yishan Road, Shanghai. In 2007, 2008 and 2009, we paid RMB2,032,008, RMB1,857,929 and RMB1,784,681, respectively, under the lease agreements with SIMIC. The leases expire at various times beginning in January 2011. See “Business—Properties.”

SIMIC guaranty

SIM-BCD has entered into certain loan agreements with the Agricultural Bank of China. SIMIC has guaranteed up to $9.0 million of SIM-BCD’s obligations under the loan agreements. As of September 30 2010, $6.0 million of SIM-BCD’s obligations under the loan agreements were guaranteed by SIMIC. SIM-BCD subsequently agreed with SIMIC not to take on any loan under SIMIC’s guaranty beyond the loan then outstanding. Furthermore, if any of the current loans with ABC expires pursuant to its terms, the corresponding guarantee by SIMIC will also terminate. SIMIC has the right to receive reimbursement from us for any payments it is obligated to make under its guaranty.

Relationship with Techlink

From time to time, our subsidiaries have purchased semiconductor manufacturing equipment from Techlink Semiconductor and Equipment Corp, or Techlink. One of our founders and directors, Joseph Liu, is a director and owns a majority of the outstanding shares of Techlink. In 2007, 2008 and 2009, our subsidiaries purchased equipment costing an aggregate of approximately $51,000, $1.9 million and $110,600, respectively, from Techlink through purchase orders. In 2009, we also paid Techlink $29,569 of interest for deferred payment on certain equipment purchases. Techlink permits us to use office space located at 48460 Kato Road, Fremont, CA free of charge.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers that will provide our directors and executive officers with additional protection regarding the scope of the indemnification set forth in our post-offering memorandum and articles of association. Pursuant to these agreements, we will indemnify each of our directors and executive officers (to the fullest extent permitted by Cayman Islands law) against all costs and expenses, including expense advances, incurred in connection with any claim by reason or arising out of any event or occurrence relating to the fact that such person is our director or executive officer or is serving at our request at another corporation or entity, or by reason of any activity or inactivity while serving in such capacity. We will not, however, be obligated to indemnify any such person:

•	for expenses resulting from matters for which such person is prohibited from being indemnified under our memorandum and articles of association then in effect or applicable laws;

•	in respect of any claim initiated or brought voluntarily by such person (other than in limited specified circumstances);

•

for expenses incurred in relation to any proceedings to enforce the agreement in which material assertions in such proceedings made by such person are finally determined by a court to be not made in good faith or to be frivolous; or

•	expenses and payment of profits arising from securities transactions carried out by such person in violation of Section 16(b) of the Exchange Act.

Registration Rights

All of our preference shareholders and certain holders of our ordinary shares are party to a second amended and restated investors’ rights agreement that provides for certain registration rights. Following the closing of this offering, the holders of an aggregate of 71,535,289 of our ordinary shares will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act. As applicable, we refer to these shares collectively as registrable securities.

Demand registration rights

Beginning six months after the completion of this offering, shareholders holding at least 50% of our registrable securities may, on no more than two occasions, require us to register or qualify for sale all of the registrable securities that such shareholders request to be registered. We are not obligated to effect any such registration if the anticipated aggregate offering price of the registrable securities to be sold does not equal or exceed $10,000,000. In addition, we are not obligated to effect more than two such demand registrations. We are not required to comply with any shareholders’ demand to register or qualify their registrable securities 60 days prior to the Company’s estimated filing date of, and ending on the date six-months following the effective date of a registration subject to the “piggyback” registration rights described below and in certain other circumstances.

F-3 Registration Rights

When we become eligible to file a registration statement on Form F-3, certain shareholders may also require us, on two occasions in any 12-month period, to register their securities on Form F-3 as long as the anticipated aggregate offering price of the registrable securities to be sold equals or exceeds $1,000,000. We will not be required to effect a registration on Form F-3 during the six-month period following the effective date of a registration statement subject to “piggyback” registration rights and in certain other circumstances.

Piggyback registration rights

Shareholders that are party to the amended and restated investors’ rights agreement also have “piggyback” rights, which require us to include their registrable securities when we register or qualify our securities. Such “piggyback” rights do not apply to registration statements relating to any employee benefit plan or to a corporate reorganization.

Underwriters’ cutback

The number of registrable securities that our shareholders may register pursuant to their demand and “piggyback” registration rights in an underwritten offering may be limited by the underwriters on a pro rata basis based on marketing factors up to 100% of their shares for this offering.

Expenses of registration

We are generally required to bear all registration expenses relating to demand and piggyback registration rights other than underwriting discounts and commissions. However, we are not required to bear the expenses of any demand registration, other than a Form F-3 demand registration, if the request is subsequently withdrawn by the requesting shareholders unless the request is withdrawn after the requesting shareholders have learned of a material adverse change in our business.

Indemnification

The second amended and restated investors’ rights agreement contains customary cross-indemnification provisions pursuant to which we and the requesting shareholders are obligated to provide indemnification to each other and in certain circumstances contribute to payments that we or such shareholders may be required to make in the event of material misstatements or omissions in a registration statement or other filing attributable to the indemnifying party.

Expiration of registration rights

The registration rights described above will terminate as to any particular shareholder when such shareholder is able to dispose of all of its securities in a three-month period pursuant to Rule 144 promulgated under the Securities Act and such securities are traded on a national exchange, upon the five-year anniversary of the completion of this offering or upon the effectiveness of a change of control of our company involving cash or involving securities of a company listed on an internationally recognized stock exchange, whichever occurs first.

Description of Share Capital

We are a Cayman Islands company and our affairs are governed by our Memorandum and Articles of Association and the Companies Law (2010 Revision) and common law of the Cayman Islands. The following are summaries of material provisions of our post-offering memorandum and articles of association and the Companies Law (2010 Revision) insofar as they relate to the material terms of our share capital. These summaries do not purport to be complete and are subject to our post-offering memorandum and articles of association to be adopted in connection with the offering and the applicable provisions of Cayman Islands law.

The following description of our share capital assumes the adoption of our post-offering memorandum and articles of association. Throughout this description of our share capital, we summarize the material terms of our ordinary shares and preference shares as though our post-offering memorandum and articles of association are presently in effect. We have filed a copy of our post-offering memorandum and articles of association as an exhibit to our registration statement on Form F-1 filed with the SEC of which this prospectus forms a part.

After the completion of the offering, our authorized share capital will consist of 1,000,000,000 ordinary shares with a par value of $0.001 per ordinary share and 50,000,000 undesignated preference shares with a par value of $0.001 per preference share.

Ordinary Shares

As of September 30, 2010, there were 17,185,275 of our ordinary shares outstanding.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Our greater than 5% shareholders do not have voting rights that differ from the voting rights of other shareholders. Voting at any meeting of shareholders is by a poll. Our post-offering Memorandum and Articles of Association provide that shareholders may approve corporate matters without a meeting being held by way of unanimous written resolution signed by or on behalf of each shareholder entitled to vote on such matters at a shareholders meeting.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than 33% of our issued voting share capital. Shareholders’ meetings will be held annually and may otherwise be convened by the board of directors or its chairman on its or his own initiative, but not by shareholders. Advanced notice of at least 10 days (but not more than 60 days) is required for the convening of annual general meetings of shareholders and any extraordinary general meeting of shareholders.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in person or by proxy at a general meeting of our shareholders, while a special resolution requires the affirmative vote of two-thirds of the votes cast in person or by proxy at a general meeting of our shareholders. A special resolution is required for matters such as removing a director, changing our name, amending our Memorandum and Articles of Association or placing us into voluntary liquidation. Holders of ordinary shares, which immediately after the offering and prior to any issuance of preference shares thereafter are the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors and make changes in the amount of our authorized share capital.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation

If we were to be liquidated, the liquidator may, with the approval of our shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division will be carried out as between the shareholders or different classes of shareholder and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder will not be compelled to accept any shares or other assets that subject such shareholder to liability.

Miscellaneous

Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any preemptive conversion, subscription or redemption rights. Our shareholders may freely hold and vote their shares. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register and, if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Preference Shares

As of September 30, 2010, there were 58,235,289 of our preference shares outstanding, consisting of 27,660,000 Series A preference shares, 10,575,289 Series B preference shares and 20,000,000 Series C preference shares. In November 2010, an amendment to our articles of association was approved by our shareholders, whereby the conversion ratio of the Series C preference shares to ordinary shares was amended to 1:1.25, which would cause the 20,000,000 outstanding Series C preference shares to convert into 25,000,000 ordinary shares upon the completion of this offering. Assuming the closing of this offering, these preference shares will convert into an aggregate of 63,235,289 ordinary shares and there will be no preference shares outstanding after the closing of this offering.

Pursuant to the post-offering memorandum and articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 50,000,000 preference shares in one or more series and determine the designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, redemption rights and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Subject to the directors’ duty of acting for a proper purpose, preference shares can be issued quickly with terms calculated to delay or prevent a change of control of our company or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of our ordinary shares and may adversely affect the voting and other rights of the holders of ordinary shares. No such preference shares have been issued, and we have no present plans to issue any such preference shares.

Warrants

As of September 30, 2010, there were warrants to purchase 1,600,000 Series C preference shares outstanding with an exercise price of $2.50 per share. In November 2010, our shareholders approved an amendment to these warrants, whereby the warrants to purchase 1,600,000 Series C preference shares would become warrants to purchase 2,000,001 ordinary shares immediately prior to the completion of this offering, the exercise price would be reduced from $2.50 per share to $2.00 per share and the expiration date of the warrants would be extended to April 27, 2014. These warrants will remain outstanding after this offering until the holders exercise such warrants or they expire pursuant to their terms.

As of September 30, 2010, there were warrants to purchase 202,500 ordinary shares outstanding with exercise prices ranging from $1.00 to $2.68 per share with expiration dates ranging from six months after the expiration of the lock-up period after this offering to December 13, 2012. These warrants will remain outstanding after this offering until the holders exercise such warrants pursuant to their terms.

All of our warrants contain a cashless exercise provision under which each holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our ordinary shares at the time of exercise of the warrant after deduction of the aggregate exercise price. Our warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants in the event of share splits, reorganizations, reclassifications and consolidations.

History of Share Issuances

The following is a summary of issuances since January 1, 2007 of our ordinary shares and preference shares convertible into ordinary shares:

•

In May 2007, we issued 160,000 Series A preference shares upon the exercise of warrants with an exercise price of $1.00 per share by an investor that received the warrant in connection with our Series A preference share financing in January 2002.

•	In December 2007, we issued warrants to purchase 132,425 ordinary shares at an exercise price of $2.68 to certain of our former employees.

•	In March 2008, we issued warrants to purchase 14,075 ordinary shares at an exercise price of $2.68 to certain of our former employees.

•	In August 2008, we issued warrants to purchase 6,000 ordinary shares at an exercise price of $2.68 to certain of our former employees.

•

From time to time, we issue ordinary shares to our service providers pursuant to the exercise of options granted under our 2002 Share Plan. See “Management—Equity Based Compensation Plans—Fifth Amended and Restated 2002 Share Plan.” As of September 30, 2010, options exercisable for 16,665,695 ordinary shares were outstanding, and 8,885,275 ordinary shares were outstanding from the exercise of options at exercise prices ranging from $0.01 to $1.00 per ordinary share. Such amounts have been paid in cash.

Differences in Corporate Law

Cayman Islands corporate law is modeled on English corporate law, and the Cayman Islands Companies Law (2010 Revision), or the Companies Law, is based on a previous enactment of the English Companies Act. Cayman Islands corporate law differs from laws relating to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to our company and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority or 66 2/3% in value) of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Delaware law provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporate does not own all of the stock of the subsidiary, dissenting stockholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested stockholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.

Where the merger or consolidation involves a foreign constituent company, and where the surviving company is a Cayman Islands company, the procedure is similar, save that with respect to the foreign constituent company, the director of the surviving or consolidated company is required to make a declaration to the effect that, having made due inquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; (v) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (vi) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (vii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (viii) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not to be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	We are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	The shareholders have been fairly represented at the meeting in question;

•	The arrangement is such as a businessman would reasonably approve; and

•	The arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability (although, the reported cases were unsuccessful for technical reasons). In principle, we will normally be the proper plaintiff and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	A company is acting or proposing to act illegally or beyond the scope of its authority;

•	The act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	Those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Under Delaware law, a corporation may indemnify a director or officer of the company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his conduct was unlawful.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty is generally viewed to have two main components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards a dual objective/subjective standard with regard to the required skill and care to the effect that a director must exercise the skill and care of a reasonably intelligent person having both (a) the general knowledge, skill and experience that may be expected of a person carrying out the same actions as are carried out by that director in relation to the company and (b) the general knowledge, skill and experience that particular director has. These authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that shareholders may approve corporate matters by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put a proposal before the annual meeting of shareholders, provided it complies with the DGCL and the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Cayman Islands law and our-post offering memorandum and articles of association allow our shareholders to make proposals for consideration and determination by all shareholders at annual general meetings, subject to compliance with the specified notice provisions, but our post-offering memorandum and articles of association does not provide for the ability of shareholders to call a special meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association specifically do not allow cumulative voting. As a result, our shareholders are not afforded any less favorable protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed for negligence or other reasonable cause at any time before the expiration of his or her term by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such a meeting or by a unanimous written consent of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, our company may be voluntarily liquidated or “wound up” only by the vote of holders of two-thirds of our shares voting at a meeting or by the unanimous written consent of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended by a special resolution passed at a duly convened shareholders meeting by the holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at such meeting or by a unanimous written consent of all our shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-Takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

Authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	Prohibit cumulative voting;

•	Do not permit shareholders to call meetings of shareholders;

•

Create a classified board of directors pursuant to which our directors are elected for staggered terms, which means that shareholders can only elect, or remove, a limited number of directors in any given year; and

•	Establish advance notice requirements for nominating board of directors’ nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering we may adopt and maintain anti-money laundering procedures, and we may require shareholders to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a shareholder, unless in the particular case we are satisfied that an exemption applies under the Money Laundering Regulations (2009 Revision) of the Cayman Islands, as amended and revised from time to time, or the Regulations. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•	The shareholder makes the payment for their investment from an account held in the applicant’s name at a recognized financial institution;

•	The shareholder is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•

The purchase of shares is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We also reserve the right to refuse to make any redemption payment to a shareholder if our directors suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure the compliance by us with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law, 2008 of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher pursuant to the Terrorism Law (2009 Revision) of the Cayman Islands if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Exempted Company

As a Cayman Islands exempted company, we are prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Despite the fact that a Cayman Islands exempted company is not required to hold an annual general meeting, we will hold shareholders’ meetings annually and they may otherwise be convened by our board of directors or chairman on its or his own initiative. Our post-offering memorandum and articles of association allow our shareholders to make proposals for consideration and determination by all shareholders at annual general meetings, subject to compliance with specific notice provisions, but our post-offering memorandum and articles of association do not provide for the ability of shareholders to call a special meeting.

Listing

We have been approved to list our ADSs on the Nasdaq Global Select Market under the symbol “BCDS.”

Register of members

Under Cayman Islands law, the register of members is prima facie evidence of title to shares and this register would not record a third-party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company be rectified where it considers that such register of members does not reflect the correct legal position. The register of members is not filed with, and it does not need to be approved by, the Cayman Islands authorities. Under Cayman Islands law, every person or entity that acquires our shares must have his, her or its name entered on our register of members in order to be considered a shareholder. We will perform the procedures necessary to update the register of members to reflect the shares being sold in this offering in accordance with Cayman Islands law, including updating the register of members with the number of ordinary shares sold in this offering under the name of the depositary upon the closing of this offering.

Description of American Depositary Shares

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of six ordinary shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held in a segregated account. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement, of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement, of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions. Subject to receipt of timely notice as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale — Lock-up Agreements.”

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

If we ask for your instructions and provide the depositary with timely notice as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. If you do not instruct the depositary to vote the ordinary shares underlying your ADSs, the depositary will not exercise its discretion and the ordinary shares underlying your ADSs will not be voted. If you return a blank proxy, the depositary will deem you (unless otherwise specified in the notice distributed to you) to have instructed the depositary to vote in favor of the items set forth in such voting instructions. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon more than 21 business days in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$2.00 (or less) per 100 ADSs	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$2.00 (or less) per 100 ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

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when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to a limit of 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

Shares Eligible for Future Sale

Upon completion of this offering, assuming the underwriters do not exercise the overallotment option, we will have outstanding 6,000,000 ADSs representing 36,000,000 ordinary shares, or approximately 33.8% of our ordinary shares outstanding after this offering. In addition, we will have outstanding 70,420,562 ordinary shares not represented by ADSs, certain of which will be subject to the lock-up agreements described below. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could have a material adverse effect on the prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved to be listed on the Nasdaq Global Select Market, we cannot assure you that an active trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not, directly or indirectly, make any offering, sale, pledge, contract to sell (including any short sale), grant of any option to purchase or other disposition of any of our ordinary shares, our ADSs or other securities convertible into or exchangeable or exercisable for our ordinary shares, our ADSs or derivative of our ordinary shares or our ADSs (or agreement for such) for a period of at least 180 days after the date of the prospectus, without the prior written consent of the representatives of the underwriters.

Our executive officers and directors and certain of our other existing shareholders, who collectively hold approximately 94.5% of our shares outstanding immediately before the offering (on an as-converted basis), have agreed that they will not directly or indirectly, offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or our ADSs or securities convertible into or exchangeable or exercisable for any of our ordinary shares or our ADSs, or derivatives of our ordinary shares or ADSs owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons prior to this offering for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news, or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period we announce that we will release earnings results during the 16-day period following the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Material news or a material event relating to us may include, for example, our entry into a material contract, such as an agreement to acquire a new business, or the termination of a material contract to which we are a party. We will notify our shareholders of any extension of the 180-day restricted period.

The restrictions described in the preceding paragraphs are subject to certain exceptions and adjustment under certain circumstances. See “Underwriting” for additional details.

In addition to the lock-up agreements with the representatives of the underwriters, certain of our shareholders are subject to the terms of similar lock-up provisions under our investors’ rights agreement. Furthermore, our optionees are subject to lock-up provisions on similar terms.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted ordinary shares for at least six months would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,064,206 shares immediately after this offering, or approximately 1,118,206 shares if the underwriters exercise their option to purchase additional ADSs in full; or

•

the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC by such person.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lockup arrangements and would only become eligible for sale when the lock-up period expires.

Sales under Rule 144 by persons who are deemed our affiliates are subject to manner-of-sale provisions, volume limitations, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of the prospectus, persons who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the applicable lock-up period expires.

Share Options

Shortly after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all ordinary shares issuable under our equity-based compensation plans. See “Management—Equity-Based Compensation Plans” for a description of such plans.

This Form S-8 registration statement is expected to become effective immediately upon filing, and ordinary shares covered by that registration statement will then be eligible for sale in the public markets, subject to:

•	the Rule 144 limitations applicable to affiliates;

•	the expiration of the lock-up period; and

•	vesting restrictions imposed by us.

As of September 30, 2010, there were outstanding options to purchase 16,665,695 ordinary shares.

Registration Rights

We have entered into an amended and restated investors’ rights agreement, as subsequently amended, with substantially all holders of our preference shares and certain holders of our ordinary shares. See “Related Party Transactions—Registration Rights.”

Taxation

The following discussion of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and tax laws other than Cayman Islands, People’s Republic of China and United States federal income tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our special Cayman Islands counsel. To the extent the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our special PRC counsel. To the extent the discussion relates to matters of United States federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duty which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaty with any country that is applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law and its implementation rules, all domestic and foreign investment companies will be subject to a uniform enterprise income tax at the rate of 25% and dividends from PRC enterprises to their foreign shareholders will be subject to a withholding tax at a rate of 10%, if the foreign investors are considered as non-resident enterprises without any establishment or place within China or if the dividends payable have no connection with the establishment or place of the foreign investors within China, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with Caishui (2008) No. 1 issued by Ministry of Finance and SAT on February 22, 2008, the accumulative undistributed profits of foreign investment companies generated before January 1, 2008, and distributed to foreign investors after year 2008, shall be exempt from withholding tax. However, under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. Under the Implementation Rules of Enterprise Income Tax Law, “de facto management body” is defined as a body that has material and overall management and control over the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation promulgated a Notice on Issues Relating to Determination of PRC-Controlled Offshore Enterprises as PRC Resident Enterprises Based on “De Facto Management Body” Test, SAT Circular No. 82. Although SAT Circular No. 82 was meant to address issues concerning enterprises registered overseas by controlling PRC entities, it clarified the definition of “de facto management body” in that context. According to SAT Circular No. 82, an offshore enterprise controlled by a PRC enterprise or a PRC enterprise group will be characterized as a “resident enterprise” with its “de facto management bodies” located within the PRC if all of the following circumstances are present at the same time: (i) the senior management personnel responsible for its daily operations and the place where the senior management departments discharge their responsibilities are located primarily in the PRC; (ii) its finance and human resources related decisions are made by or are subject to the approval of institutions or personnel located in the PRC; (iii) its major assets, books and records, company seals and minutes of its board of directors and shareholder meetings are located or kept in the PRC; and (iv) senior management personnel or 50% or more of the members of its board of directors with voting power reside in the PRC. The geographical locations where our senior management members discharge their responsibilities for BCD Semiconductor Manufacturing Limited are located primarily outside of the PRC. Furthermore, at least 50% of the members of our board of directors reside outside of the PRC. For these reasons, we do not believe that our de facto management body would be considered located in the PRC or that we would be characterized as a “resident enterprise” for PRC tax purposes. However, since the relevant rules are relatively new and there are few precedents, it remains unclear how the tax authorities will treat for PRC tax purposes a company like us who is an overseas enterprise ultimately controlled by overseas enterprises or individuals. We are currently not treated as a PRC resident enterprise and as a result, we have not withheld PRC income taxes from our foreign investors. Nevertheless, a significant portion of our operations are currently based in the PRC and are likely to remain based in the PRC after this offering; therefore, we cannot assure you that we will not be considered a PRC resident enterprise in the future. If we are treated as a resident enterprise, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, but the dividends distributed from PRC subsidiaries to the Company will be exempt income. If we were considered a PRC resident enterprise, the Enterprise Income Tax Law and its implementation rules would cause dividends paid by us to our non-PRC shareholders to be subject to a PRC withholding tax, and would cause foreign shareholders and ADS holders to become subject to a 10% PRC income tax on any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from sources within the PRC.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) of an investment in our ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury regulations in effect, or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations, including, without limitation:

•	banks and certain other financial institutions;

•	dealers in securities or currencies;

•	insurance companies, regulated investment companies and real estate investment trusts;

•	brokers and/or dealers;

•	traders that elect the mark-to-market method of accounting;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary shares as part of a straddle, hedging, constructive sale, conversion transaction or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs (i.e. the economic owner, as opposed to the registered owner) or ordinary shares and you are, for United States federal income tax purposes,

•	a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia or otherwise treated as such under applicable U.S. tax law;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. The representations, obligations and terms set forth in the deposit agreement provide that the ordinary shares will be held by the depositary on each holder’s behalf, and ADSs representing such ordinary shares will be issued to each holder. As such, if you own ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the conversion of ADSs into ordinary shares will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of our distributions to you with respect to our ADSs or ordinary shares will be included in your gross income as dividend income on the date of receipt either by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, under current law, dividends generally may be taxed at the applicable long-term capital gains rate (“qualified dividend income”) provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States; (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year; and (3) certain holding period requirements are met. Under recently published Internal Revenue Service guidance, our ADSs, but not our ordinary shares, should be considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States upon listing on the Nasdaq Global Select Market. You should consult your own tax advisors regarding the applicable rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. Subject to the discussion below concerning the Enterprise Income Tax Law, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit with respect to any foreign withholding taxes on dividends received on our ADSs or ordinary shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign income tax withheld may instead claim a deduction with respect to such withheld taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If we are treated as a resident enterprise for PRC tax purposes, we may be required under the Enterprise Income Tax Law to withhold PRC income taxes on any dividends paid to U.S. Holders of our ADSs or ordinary shares. For more information regarding the Enterprise Income Tax Law, see “—People’s Republic of China Taxation.” U.S. Holders should consult their own tax advisors regarding the availability of, and limitations on, foreign tax credits with respect to any PRC withholding taxes on dividends received on our ADSs or ordinary shares.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits for United States federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution with respect to our ADSs or ordinary shares will be reported as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or an ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or the ordinary share and your adjusted tax basis (in U.S. dollars) in the ADS or the ordinary share. Subject to the passive foreign investment company rules discussed below, the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for long-term capital gains tax rates, currently 15% for United States federal income tax purposes. The deductibility of capital losses is subject to limitations. Subject to the discussion in the following paragraph, any such gain or loss that you recognize will generally be treated as United States source income or loss.

If we are deemed to be a Chinese “resident enterprise” under PRC tax law, gains on disposal may be subject to PRC tax. See “—People’s Republic of China Taxation” above. In that event, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may, subject to certain conditions and limitations, be able to treat such gain as PRC source income and claim a foreign tax credit in respect of any such PRC tax. The rules governing the foreign tax credit are complex. Alternatively, a U.S. Holder may be entitled to claim a deduction for any such PRC tax in computing its U.S. federal taxable income. If a U.S. Holder elects to claim a deduction rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid by or on behalf of the U.S. Holder in the particular year. You are urged to consult your tax advisors regarding the tax consequences if a PRC or other non-U.S. tax is imposed on gain on a sale, exchange or other taxable disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit in light of your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year or for the immediate future years. Our expectation is based in part on our estimates of the value of our assets, as determined by estimates of the price of the ADSs in this offering, and the composition of our income. Our actual PFIC status for any taxable year will not be determinable until the close of the taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or for any future taxable year.

Because PFIC status is a factual determination that cannot be made until after the close of a taxable year, our special United States Counsel expresses no opinion with respect to our PFIC status for any taxable year.

A non-United States corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (as defined in the Code, including, among others, certain dividend, interest, royalty and rent income) (the “income test”), or

•

at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash, which are generally treated as passive assets for this purpose, and because the calculation of the value of our assets for purposes of the asset test generally will take into account the market price of our ADSs and ordinary shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile), fluctuations in the market price of the ADSs may result in our being a PFIC for any taxable year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. Instead, it will be subject to tax at rates applicable to ordinary income. Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the ADSs or ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (within the meaning of Section 1296 of the Code) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the three preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for “marketable” stock that is traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, including the Nasdaq Global Select Market, or other market, as defined in applicable United States Treasury regulations. Because the ADSs will be listed on the Nasdaq Global Select Market, the mark-to-market election would be available to a holder of ADSs if we were to be or become a PFIC, and if we meet the trading requirements.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “qualified electing fund.” This option is not available to you, however, because we do not intend to comply with the requirements necessary to permit you to make this election.

If you hold ADSs or ordinary shares in any year in which we were a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding any distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares, and other reporting requirements may apply.

You should consult with your tax advisors regarding the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered to be a PFIC in any taxable years as well as your eligibility for a “mark-to-market” election and whether making such an election would be advisable to you in your particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries are generally subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Recent Tax Legislation

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of ADSs or ordinary shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the ADSs or ordinary shares.

YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM AN INVESTMENT IN THE ADSS OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE TAX LAWS.

Enforceability of Civil Liabilities

We were registered by way of continuation (from Bermuda) as an exempted company in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, three of our directors and two of our executive officers are residents of countries other than the United States, and all or a substantial portion of such persons’ assets are or may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons, or to enforce against them or against us in courts of the United States, Cayman Islands or China, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. For example, China does not have treaties with the United States and many other countries providing for the reciprocal recognition and enforcement of judgments of courts. As a result, it may be difficult or impossible for you to bring an original action against us or against these individuals in a Chinese court in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. We have appointed National Corporate Research, Ltd., New York, New York as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our Cayman Islands counsel, has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum (or in certain limited circumstances, orders that the defendant do or refrain from doing a certain thing);

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

While there is no binding judicial authority on the point, it is likely that this would include a non-penal judgment of a U.S. court imposing a monetary award based on the civil liability provisions of the U.S. federal securities law (provided the above conditions were also satisfied).

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable (other than a sum payable in respect of taxes, fines, penalties or similar charges) may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are neither treaties nor reciprocity arrangements between China and a foreign jurisdiction where a judgment is rendered, according to the PRC Civil Procedures Law, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about                     , 2011, between us, the selling shareholders, and Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters, we and the selling shareholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling shareholders, the number of ADSs indicated in the table below:

Underwriter	Number of ADSs
Jefferies & Company, Inc.
Stifel, Nicolaus & Company, Incorporated.
Oppenheimer & Co. Inc.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Total

Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling shareholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the ADSs. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the ADSs.

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling shareholders are to pay the underwriters and the proceeds, before expenses, to us and the selling shareholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
Proceeds to the selling shareholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $2,700,000.

We have also granted Jefferies & Company, Inc. a right of first refusal for a period of 15 months to provide us advisory services in connection with certain merger and acquisition transactions that we may explore in the future. The terms of any specific engagement under this right will be determined in the future.

Determination of Offering Price

Prior to the offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.

Listing

We have been approved to list our ADSs on the Nasdaq Global Select Market under the trading symbol “BCDS.”

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of substantially all our outstanding capital shares and other securities have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•

otherwise dispose of any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or securities exchangeable or exercisable for or convertible into ADSs or ordinary shares currently or hereafter owned either of record or beneficially, or

•

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated.

This restriction terminates after the close of trading of the ADSs on and including the 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated waives, in writing, such an extension.

Jefferies & Company, Inc. and Stifel, Nicolaus & Company, Incorporated may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, agree to release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. “Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the notes originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member. None of we, the selling shareholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriters or their affiliates from time to time have provided in the past and may in the future provide investment banking, commercial lending and financial advisory services to us and our affiliates in the ordinary course of business. The underwriters and their affiliates, as applicable, have received or will receive customary compensation and reimbursement of expenses in connection with such services.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below), which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, an offer of ADSs may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has either been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs to the public in that Relevant Member State may be made at any time:

(a)	to any legal entity which is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in is last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ADSs located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order.

Germany

Any offer or solicitation of ADSs within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of ADSs to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to the ADSs, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of the ADSs to the public in Germany, any public marketing of the ADSs or any public solicitation for offers to subscribe for or otherwise acquire the ADSs. This prospectus and other offering materials relating to the offer of the ADSs are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

France

This prospectus has not been, and will not be, submitted to the clearance procedures of the Autorité des marchés financiers, or the AMF, in France and may not be directly or indirectly released, issued, or distributed to the public in France, or used in connection with any offer for subscription or sale of the ADSs to the public in France, in each case within the meaning of Article L. 411-1 of the French Code monétaire et financier, or the French Financial and Monetary Code.

The ADSs have not been, and will not be, offered or sold to the public in France, directly or indirectly, and will only be offered or sold in France (i) to qualified investors (investisseurs qualifiés) investing for their own account, in accordance with all applicable rules and regulations, and in particular in accordance with Articles L. 411-2 and D. 411-2 of the French Financial and Monetary Code; (ii) to investment services providers authorized to engage in portfolio investment on behalf of third parties, in accordance with Article L.411-2 of the French Financial and Monetary Code; or (iii) in a transaction that, in accordance with all applicable rules and regulations, does not otherwise constitute an offer to the public, or an appel public à l’épargne, in France within the meaning of Article L.411-1 of the French Financial and Monetary Code.

This prospectus is not to be further distributed or reproduced (in whole or in part) in France by any recipient, and this prospectus has been distributed to the recipient on the understanding that such recipient is a qualified investor or otherwise meets the requirements set forth above, and will only participate in the issue or sale of the ADSs for their own account, and undertakes not to transfer, directly or indirectly, the ADSs to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L.411-1, L.411-2, D.411-1 and D.411-2 of the French Financial and Monetary Code.

Switzerland

This prospectus, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This prospectus, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This prospectus may only be used by those investors to whom it has been handed out in connection with the offering described in this prospectus and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

No ADSs have been offered or sold, and no ADSs may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the ADSs has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong, except if permitted under the securities laws of Hong Kong, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the ADSs may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the ADSs will be required, and is deemed by the acquisition of the ADSs, to confirm that he is aware of the restriction on offers of the ADSs described in this prospectus and that he is not acquiring, and has not been offered any ADSs in circumstances that contravene any such restrictions.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the ADSs may not be issued, circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(i)

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(ii)	where no consideration is given for the transfer; or

(iii)	where the transfer is by operation of law.

Japan

The offering of ADSs has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and neither we nor any of the underwriters will offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this prospectus means, unless otherwise provided in this prospectus, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Legal Matters

The validity of the ADSs and certain legal matters as to United States and New York law will be passed upon for us by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California. Pillsbury Winthrop Shaw Pittman LLP is acting as counsel to the underwriters in connection with certain legal matters as to United States law relating to the ADSs offered by this prospectus. The validity of the ordinary shares and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners.

Experts

The consolidated financial statements as of December 31, 2008 and 2009 and June 30, 2010 and for each of the three years in the period ended December 31, 2009 and the six months ended June 30, 2010 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte & Touche are located at 12th Floor, Hung-Tai Plaza, 156 Min Sheng East Road, Sec. 3, Taipei 105, Taiwan, Republic of China.

Expenses Relating to this Offering

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering (all amounts are estimated except the SEC registration fee and the Financial Industry Regulatory Authority filing fee):

Securities and Exchange Commission registration fee	$10,014
The Financial Industry Regulatory Authority filing fee	10,500
The Nasdaq Global Select Market listing fee	125,000
Printing costs	225,000
Legal fees and expenses	1,175,000
Accounting fees and expenses	900,000
Miscellaneous	254,486

Total	$2,700,000

The underwriters have agreed to reimburse us for a portion of our fees and expenses and the selling shareholders will pay for a portion of their costs associated with the selling shareholder program. All other expenses for the offering will be borne by us.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules, under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We and the depositary for the ADSs intend to file with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will provide or make available to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this web site.

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3
Consolidated Statements of Operations for the three years ended December 31, 2009	F-4
Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss for the three years ended December 31, 2009	F-5
Consolidated Statements of Cash Flows for the three years ended December 31, 2009	F-6
Notes to Consolidated Financial Statements	F-7
Additional Information—Financial Statement Schedule I	F-35
Condensed Balance Sheets of Parent Company as of December 31, 2008 and 2009	F-36
Condensed Statements of Operations of Parent Company for the three years ended December 31, 2009	F-37
Condensed Statements of Cash Flows of Parent Company for the three years ended December 31, 2009	F-38
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets as of December 31, 2009 and June 30, 2010	F-40
Consolidated Statements of Operations for the six months ended June 30, 2009 (Unaudited) and 2010	F-41
Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss for the six months ended June 30, 2010	F-42
Consolidated Statements of Cash Flows for the six months ended June 30, 2009 (Unaudited) and 2010	F-43
Notes to Consolidated Financial Statements	F-44
Condensed Consolidated Balance Sheets as of December 31, 2009 and September 30, 2010 (Unaudited)	F-73
Condensed Consolidated Statements of Operations (Unaudited) for the nine months ended September 30, 2009 and 2010	F-74
Condensed Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss (Unaudited) for the nine months ended September 30, 2010	F-75
Condensed Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2009 and 2010	F-76
Notes to Unaudited Condensed Consolidated Financial Statements	F-77

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheets of BCD Semiconductor Manufacturing Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2008 and 2009 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive income and loss, and cash flows for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and Subsidiaries as of December 31, 2008 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

June 15, 2010

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Balance Sheets

(In U.S. Dollars)

	As of December 31,		Pro forma December 31, 2009 (Unaudited) (Note 22)
	2008	2009
ASSETS
CURRENT ASSETS
Cash	$20,774,136	$32,205,417
Restricted cash	5,889,770	6,356,827
Accounts receivable, net	4,922,293	13,691,947
Inventories	19,786,381	15,658,779
Excess value-added tax paid	1,359,248	1,145,013
Other receivable	1,198,526	283,104
Prepaid expenses and other current assets	2,561,896	2,788,763

Total current assets	56,492,250	72,129,850

PROPERTY, PLANT AND EQUIPMENT, NET	21,726,744	21,022,139

LAND USE RIGHT, NET	4,608,797	2,956,965

INVESTMENT IN EQUITY SECURITIES	1,537,764	1,539,205

OTHER ASSETS	2,022,014	2,151,314

TOTAL	$86,387,569	$99,799,473

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$12,157,858	$8,578,059
Accounts payable	10,522,212	16,101,780
Notes payable	4,243,116	10,878,416
Accrued expenses	5,355,872	4,936,577
Payable for purchase of property, plant and equipment	1,744,705	1,167,278
Withholding tax liability	2,818,757	1,763,519
Warrant liability	2,156,329	2,011,173	$—
Other current liabilities	1,775,566	1,589,676

Total current liabilities	40,774,415	47,026,478

OTHER LIABILITIES
Deferred rent—noncurrent	204,032	139,498
Performance obligation	4,739,647	3,015,863
Obligation under capital lease—noncurrent	—	322,667

Total other liabilities	4,943,679	3,478,028

Total liabilities	45,718,094	50,504,506

COMMITMENTS AND CONTINGENCIES (Note 13)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES
Authorized—63,500,000 shares; $0.001 par value; issued and outstanding—58,235,289 shares at December 31, 2008 and 2009; liquidation preference—$90,879,112 at December 31, 2008 and 2009	90,511,368	90,569,174	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, $0.001 par value; Authorized—200,000,000 shares; issued and outstanding—16,710,192 shares as of December 31, 2008 and 2009	16,710	16,710
Pro forma issued and outstanding—79,945,481 shares (unaudited)			79,945
Additional paid-in capital	9,600,226	11,200,879	115,517,991
Accumulated other comprehensive income	5,692,732	5,751,670	5,751,670
Accumulated deficit	(65,151,561)	(58,243,466)	(70,043,466)

Total shareholders’ equity (capital deficiency)	(49,841,893)	(41,274,207)	$51,306,140

TOTAL	$86,387,569	$99,799,473

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Operations

(In U.S. Dollars)

	Years ended December 31,
	2007	2008	2009
NET REVENUE
IC products	$88,643,728	$75,111,301	$92,092,314
Foundry services	10,038,815	12,973,964	8,751,455

Total net revenue	98,682,543	88,085,265	100,843,769

COST OF REVENUE
IC products (including share-based compensation expense of $113,710, $119,239 and $138,426 for 2007, 2008 and 2009, respectively)	69,642,262	62,918,719	70,813,921
Foundry services (including share-based compensation expense of $11,141, $12,633 and $8,631 for 2007, 2008 and 2009, respectively)	6,823,047	6,668,946	4,415,489

Total cost of revenue	76,465,309	69,587,665	75,229,410

GROSS PROFIT	22,217,234	18,497,600	25,614,359

OPERATING EXPENSES
Research and development (including share-based compensation expense of $141,403, $182,067 and $225,092 for 2007, 2008 and 2009, respectively)	5,947,233	7,013,167	6,244,057
Selling and marketing (including share-based compensation expense of $149,409, $163,983 and $198,857 for 2007, 2008 and 2009, respectively)	3,576,402	4,486,314	5,422,589
General and administrative (including share-based compensation expense of $961,284, $1,728,026 and $1,087,453 for 2007, 2008 and 2009, respectively)	7,249,222	10,178,172	7,660,833
Initial public offering cost	4,100,000	—	—

Total operating expenses	20,872,857	21,677,653	19,327,479

INCOME (LOSS) FROM OPERATIONS	1,344,377	(3,180,053)	6,286,880

OTHER INCOME (EXPENSE)
Interest income	591,001	495,896	398,167
Interest expense	(1,091,717)	(1,019,443)	(736,906)
Foreign exchange loss	(303,964)	(277,213)	(75,939)
Gain (loss) on valuation of warrant liability	668,178	(926,334)	145,156
Other income, net	95,076	62,198	313,688

Other income (expense), net	(41,426)	(1,664,896)	44,166

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	1,302,951	(4,844,949)	6,331,046
INCOME TAX EXPENSE (BENEFIT)	697,463	(42,929)	(577,049)

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	$605,488	$(4,802,020)	$6,908,095

ACCRETION OF SERIES C PREFERENCE SHARES	(172,618)	(173,219)	(57,806)
ALLOCATION OF NET INCOME TO PARTICIPATING CONVERTIBLE PREFERENCE SHAREHOLDERS	(346,672)	—	(5,322,917)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$86,198	$(4,975,239)	$1,527,372

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS
Basic—ordinary shares	$0.01	$(0.30)	$0.09

Basic—convertible preference shares	$0.01	$—	$0.09

Diluted—ordinary shares	$0.00	$(0.30)	$0.08

Diluted—convertible preference shares	$0.01	$—	$0.09

SHARES USED TO COMPUTE NET INCOME (LOSS) PER SHARE
Basic—ordinary shares	14,463,325	16,693,525	16,710,192

Basic—convertible preference shares	58,168,622	—	58,235,289

Diluted—ordinary shares	23,448,325	16,693,525	19,142,046

Diluted—convertible preference shares	58,799,565	—	58,325,855

PRO FORMA NET LOSS PER SHARE (UNAUDITED) (NOTE 22)
Basic and diluted—ordinary shares			$(0.06)

SHARES USED TO COMPUTE PRO FORMA NET LOSS PER SHARE (UNAUDITED) (NOTE 22)
Basic and diluted—ordinary shares			79,945,481

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, JANUARY 1, 2007	13,132,792	$13,133	$5,509,839	$1,049,911	$(60,955,029)	$(54,382,146)
Net income	—	—	—	—	605,488	605,488
Foreign currency translation adjustments	—	—	—	1,960,762	—	1,960,762

Total comprehensive income						2,566,250

Share-based compensation	—	—	1,417,114	—	—	1,417,114
Exercise of stock options	3,537,400	3,537	809,202	—	—	812,739
Accretion of Series C preference shares to redemption value	—	—	(172,618)	—	—	(172,618)

BALANCE, DECEMBER 31, 2007	16,670,192	16,670	7,563,537	3,010,673	(60,349,541)	(49,758,661)
Net loss	—	—	—	—	(4,802,020)	(4,802,020)
Foreign currency translation adjustments	—	—	—	2,682,059	—	2,682,059

Total comprehensive loss						(2,119,961)

Share-based compensation	—	—	2,205,948	—	—	2,205,948
Exercise of stock options	40,000	40	3,960	—	—	4,000
Accretion of Series C preference shares to redemption value	—	—	(173,219)	—	—	(173,219)

BALANCE, DECEMBER 31, 2008	16,710,192	16,710	9,600,226	5,692,732	(65,151,561)	(49,841,893)
Net income	—	—	—	—	6,908,095	6,908,095
Foreign currency translation adjustments	—	—	—	58,938	—	58,938

Total comprehensive income	—	—	—	—	—	6,967,033

Share-based compensation	—	—	1,658,459	—	—	1,658,459
Accretion of Series C preference shares to redemption value	—	—	(57,806)	—	—	(57,806)

BALANCE, DECEMBER 31, 2009	16,710,192	$16,710	$11,200,879	$5,751,670	$(58,243,466)	$(41,274,207)

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Cash Flows

(In U.S. Dollars)

	Years ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$605,488	$(4,802,020)	$6,908,095
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,697,467	4,252,358	3,572,323
Share-based compensation expense—employees	1,312,114	1,337,402	1,651,707
Share-based compensation expense—non-employees	64,833	868,546	6,752
Loss (gain) on disposal of property, plant and equipment	51,253	58,804	(104,307)
Provisions for accounts receivables	855,150	299,148	442,837
Provisions for inventory	2,986,401	5,379,433	2,185,349
Deferred income tax	606,578	(141,361)	606,562
Gain (loss) on valuation of warrant liability	(668,178)	926,334	(145,156)
Change in operating assets and liabilities:
Accounts receivable	(3,512,933)	12,005,086	(9,212,491)
Inventories	(6,189,814)	(6,807,174)	1,942,253
Excess value-added tax paid	166,491	304,015	214,235
Other receivables	168,134	50,320	(131,983)
Prepaid expenses and other current assets	(443,937)	99,619	(849,399)
Accounts payable	689,959	(5,750,231)	5,579,568
Notes payable	—	4,243,116	6,635,300
Accrued expenses	4,526,569	(2,046,359)	(409,415)
Withholding tax liability	535,076	(1,021,695)	(7,833)
Other current liabilities	141,440	417,062	(315,890)
Deferred rent	(44,034)	(56,676)	(74,414)

Net cash provided by (used in) operating activities	$10,548,057	$9,615,727	$18,494,093

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash	4,708,897	(2,531,612)	(467,057)
Acquisitions of property, plant and equipment	(14,819,886)	(8,176,079)	(3,048,675)
Proceeds from disposal of property, plant and equipment	137,593	67,874	137,746
Purchase of other assets	(817,163)	(26,678)	(141,387)
Investment in equity securities	—	(1,501,386)	—

Net cash provided by (used in) investing activities	$(10,790,559)	$(12,167,881)	$(3,519,373)

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants to purchase Series A preference shares	160,000	—	—
Proceeds from short-term bank loans	14,008,660	12,221,441	8,577,860
Repayments for short-term bank loans	(11,560,223)	(16,804,085)	(12,157,659)
Exercise of stock options	812,739	4,000	—
Proceeds from performance obligation as provided by ZiZhu Development	1,594,965	—	—

Net cash provided by (used in) financing activities	$5,016,141	$(4,578,644)	$(3,579,799)

NET INCREASE (DECREASE) IN CASH	4,773,639	(7,130,798)	11,394,921
EFFECTS OF EXCHANGE RATE CHANGES	1,001,185	1,481,728	36,360
CASH, BEGINNING OF YEAR	20,648,382	26,423,206	20,774,136

CASH, END OF YEAR	$26,423,206	$20,774,136	$32,205,417

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$78,935	$131,249	$14,667

Interest paid, net of amount capitalized of $110,095 and $15,582 in 2007 and 2008, respectively (2009: Nil)	$1,099,067	$1,014,209	$766,030

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$(3,235,557)	$571,633	$(577,427)

Increase in obligation under capital lease	$—	$—	$366,129

Decrease in land use right	$—	$—	$1,652,945

Decrease in performance obligation	$—	$—	$1,727,291

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.    Organization and Principal Activities

BCD Semiconductor Manufacturing Limited (“BCD”) was incorporated as a limited company under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) specialize in the design, manufacture and sale of a broad range of power management semiconductors. The subsidiaries located in Taiwan, Hong Kong and the United States of America primarily perform selling and marketing activities; while primary manufacturing and research and development activities as well as portion of selling and marketing activities are performed by the subsidiaries located in the People’s Republic of China (“PRC”). The Company established an office in South Korea to provide after-sales, marketing and logistics services to Korean customers.

In 2001, BCD established three subsidiaries: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”), MEMS Manufacturing (Shanghai) Co., Ltd. (“MEMS”) and Advanced Analog Circuits (Shanghai) Corporation (“AAC”). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities.

In 2005, BCD established another subsidiary: BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”), which is located in ZiZhu Science-based Industrial Park in Shanghai. (Note 13)

In January 2006, BCD planned an internal reorganization to merge MEMS and AAC into SIM-BCD to enhance operating efficiency. This reorganization plan was approved by the PRC government in October 2006. AAC and MEMS were officially de-registered and absorbed by SIM-BCD on February 4, 2008.

In November 2009, the Company established BCD Shanghai Micro-Electronics Limited (“BCD (Shanghai) ME”) which was co-invested by SIM-BCD and BCD Shanghai. (Note 13)

2.    Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts, stock rotation and sales discounts, valuation of inventories, useful lives and commencement of productive use of property, plant and equipment, impairment of investment and long-lived assets, accruals for product warranty costs, valuation of warrant liability and share-based compensation expense.

Risks, Uncertainties and Concentrations of Credit Risk

The Company participates in the high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: the Company’s ability to expand its market share with leading original design manufacturers (ODMs) and original equipment manufacturers (OEMs) as customers, its average selling prices and its sales volumes, costs or product developments, its plans regarding the construction of its second fab, its manufacturing results and the economic political and social condition in China.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The Company places its cash with financial institutions with high-credit ratings and quality. The Company conducts credit evaluations of customers and, starting from 2009, requires collateral or other security from its distributors. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

Cash

Cash consists of cash on hand, checking and savings accounts which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically assesses the values of inventories and, when appropriate, writes down the values of inventories through charges to cost of revenue. The assessments are generally based on a comparison of inventory quantities on hand at period end and inventory quantities shipped over the last six months, determined by product line. Progressive rates from 50% to 100% are applied to slow-moving inventories based on aging of the items and shipments made over the last six months. In addition, the values of inventories aged over two years are fully written down.

Excess value-added tax paid

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity engaged in the sale of goods, the provision of specified services and the importation of goods in PRC is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. In addition, producers or trading companies who export their products are generally exempted from VAT and are refunded monthly a certain percentage of the VAT they have paid to their suppliers with regard to the exported products. As of December 31, 2008 and 2009, the excess value-added tax paid amounted to $1,359,248 and $1,145,013, respectively, of which $1,117,089 and $703,809 were refunded in January 2009 and 2010, respectively.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Certain external costs directly related to the construction of such properties including professional fees, duties and tariffs, equipment installation and shipping costs as well as borrowing costs for qualifying assets are capitalized in accordance with the Company’s accounting policy.

Depreciation commences when the assets are put into service. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building	40 years
Manufacturing equipment	3 or 5 years
Furniture and office equipment	3 to 5 years
Software	5 years
Transportation equipment	5 years

Leasehold improvements are depreciated over their useful lives (usually 5 years) or lease term, whichever is shorter.

Impairment of Long-lived Assets

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events the Company considers important which could trigger an impairment review include, but are not limited to, the following: (i) significant under performance relative to historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or our overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right, which is 50 years.

Investment in Equity Securities

Investments in equity securities which the Company does not have significant influence are accounted for by the cost method. Under the cost method, the Company records an investment in the equity securities of an investee at cost, and recognizes income when dividends received are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and should accordingly be recognized.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 320, “Investments—Debts and Equity Securities” and used the guidelines therein to determine whether the impairment of its investment in equity securities accounted under the cost method is temporary or other-than temporary. The Company evaluates whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment (an “impairment indicator”). If an impairment indicator is present, it may indicate that a decrease in value of the investment has occurred. In determining whether the decline in value of the investments was other-than-temporary, the Company considers several factors including, but not limited to, its intention and ability to hold the investment, the financial condition and near-term prospects of the investee, severity of impairment, duration of impairment and forecasted recovery of investment. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The risks and uncertainties include changes in the economic climate, strategy of the company and management of the investee. Once an indicator for other than temporary impairment exists, the Company determines the fair value of the non-marketable equity investments using the market approach. The market approach includes the use of financial metrics and ratios of comparable public companies. The selection of comparable companies requires management judgment and is based on a number of factors, including but not limited to, comparable companies’ sizes, growth rates, industries and other relevant factors.

Warrant Liability Valuation

The Company adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares except those issued to employees as stock compensation were reclassified as a liability and remeasured at fair value. The change in fair value of warrant liability was then charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying preference shares. These assumptions are inherently uncertain and highly subjective. The value of the warrant liability decreased by $668,178, increased by $926,334 and decreased by $145,156 for the years ended December 31, 2007, 2008 and 2009, respectively.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Leases which transfer substantially all benefits and risks incidental to ownership of assets are accounted for as acquisitions of assets and incurrence of obligation at the inception of the lease. Obligations under capital leases are reduced by rental payments net of imputed interest. On certain of its lease agreements, it may receive rent holidays and other incentives. It recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives the Company receives are treated as a reduction of its costs over the term of the agreement.

Revenue Recognition

The Company recognizes revenue, net of value-added tax, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products is recognized upon shipment (when title and risk passes) to customers, net of accruals for estimated sales returns and allowances. The Company recognizes revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. The Company’s payment terms with its distributors are generally 45 to 75 days from invoice date, and the Company’s arrangements with its distributors do not include price protection provisions. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world. The agreements are subject to termination by either party with up to three months’ notice.

Revenue for the sales made to third party distributors is not recognized if the Company observed any of the conditions listed below which may indicate that collection is not reasonably assured: (i) shipments to distributors when inventories at a distributor are in excess of three months of supply; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, e.g., extended payments terms, additional rights of returns or allowances, inventory consignments, etc; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high risk; or (v) other indications that may represent the collection of receivable is not reasonably assured. Accordingly, revenue of $2,316,277 and $848,668 was not recognized upon shipment as of December 31, 2008 and 2009, respectively. In these cases, revenue is recognized when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

Prior to January 1, 2009, the Company’s arrangements with its distributors included limited stock rotation rights that permitted the return of a small percent of the monetary value of the previous three or six months’ purchases. The Company limited the stock rotation rights of distributors such that only those distributors meeting certain purchases targets were granted a right of return from 1% to 4% depending on territorial region of purchases for each quarter or six-month period on a calendar basis. The provisions related to recognized revenue were based on historical returns over the prior 18 month period assessed on a quarterly basis. Starting January 1, 2009, the Company canceled the aforementioned stock rotation right, and sales through third party distributors no longer included return rights.

Prior to January 1, 2009, sales discounts and rebates were given to distributors and end customers to provide more incentive to purchase from the Company. A provision for sales discounts and rebates was recorded in the period the related revenue was recognized based on historical experience, management’s judgment, and any known factors at the time the financial statements were prepared that would significantly affect the provision in accordance with the guidance set forth in ASC Topic 605, “Revenue Recognition.” Starting January 1, 2009, the Company canceled its policy related to sales rebates and the unused sales rebate accrual was then reversed accordingly.

Since the stock rotation and sales rebate policies were terminated at the end of 2008, the Company now offers sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets and such sales discounts are controlled to not exceed 0.8% of total revenue generated by distributors. Such incentives are accrued for at the time of sales and recorded as a reduction of the related revenue.

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. Warranty returns have been infrequent and relate to defective or off-specification parts. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the statements of operations. Shipping and handling costs are charged to cost of revenue as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Foreign Currency Transactions and Translation

The reporting currency of the Company is the U.S. dollar. Foreign currency transactions are recorded in U.S. dollars at the current exchange rate in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the balance sheet date, assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in current operations.

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Initial Public Offering Costs

The Company deferred specific incremental costs directly attributable to a proposed or actual offering of securities and intended to charge such cost against the gross proceeds of the offering. Management salaries or other general administrative expenses were not allocated as part of the offering costs. The Company launched its IPO process in 2007, but did not complete the process due to difficult market conditions. Therefore, offering costs of $4.1 million were expensed in 2007 in accordance with ASC Topic 340, “Other Assets and Deferred Costs.”

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provision for income taxes. The Company did not identify significant unrecognized tax benefits for years ended December 31, 2007, 2008 and 2009. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

Accounting for Share-based Compensation

The Company adopted the provisions of ASC Topic 718, “Compensation—Stock Compensation.” ASC Topic 718 eliminated the alternative of applying the intrinsic value measurement to stock compensation awards issued to employees. Rather, the standard requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company currently uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments. The Black-Scholes option-pricing model is based on a number of assumptions, including historical volatility, expected life, risk-free interest rate and expected dividends.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Fair Value Measurements

The Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and requires that assets and liabilities carried at fair value be classified and disclosed in one of the three categories, as follows:

–	Level 1: Quoted market prices in active markets for identical assets and liabilities;

–

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

–	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of cash, restricted time deposits, accounts receivable, short-term bank loan and notes and account payables approximates the fair value due to their short-term maturities. For recognition purposes, the Company measures its warrant liability at fair value on a recurring basis. See Note 15 for further details on fair value measurements.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued transition guidance ASC 105-10-65-1, “Transition Related to SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” the guidance of which was incorporated in ASC 105-10, “Generally Accepted Accounting Principles (“GAAP”)—Overall.” The FASB Accounting Standards Codification™ (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Company adopted this standard effective July 1, 2009, and has incorporated the current codification in its consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-6, “Improving Disclosures About Fair Value Measurements,” which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair- value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of ASU 2010-6 to have a material impact on its consolidated financial statements.

In April 2009, the FASB issued transition guidance ASC 320-10-65-1, “Transition Related to FSP SFAS No. 115-2 and SFAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments,” the provisions of which have been incorporated in ASC 320-10-35, “Investments—Debt and Equity Securities—Overall—Subsequent Measurement” and ASC 320-10-50, “Investments—Debt and Equity Securities—Overall—Disclosure.” The objective of an other-than-temporary impairment analysis under existing U.S. GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. ASC 320-10-35 and ASC 320-10-50 amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. ASC 320-10-35 and ASC 320-10-50 do not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for interim and annual periods ending after June 15, 2009. In response to this guidance, in April 2009, the SEC published ASC 320-10-S99-1, “Investments—Debt and Equity Securities—Overall—SEC Materials—Staff Accounting Bulletin (“SAB”) Topic 5M, Other than Temporary Impairment of Certain Investments in Equity Securities.” ASC 320-10-S99-1 maintains the staff’s previous views related to equity securities and excludes debt securities from its scope. The adoption of this standard did not significantly impact the Company’s consolidated financial statements.

In April 2009, the FASB issued transition guidance ASC 820-10-65-4, “Fair Value Measurement and Disclosure—Overall—Transition Related to FASB FSP SFAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” the provisions of which have been incorporated in ASC 820-10-35-51, “Fair Value Measurement and Disclosure—Overall—Subsequent Measurement—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” ASC 820-10-35-51 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-35-51 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not significantly impact the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC Topic 855, “Subsequent Events.” The objective of this guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance sets forth:

a.	The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

b.	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and

c.	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In February 2010, the FASB issued ASU 2010-09, which amends ASC Topic 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The adoption of this standard did not significantly impact the Company’s consolidated financial statements.

In accordance with this guidance, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009 and disclose the date through which an entity has evaluated subsequent events. The Company adopted this standard, and the date through which subsequent events have been evaluated is June 15, 2010, the date the financial statements were available to be issued.

3.    Net Income (Loss) Per Share

Basic and diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the year. When calculating net income per share, the two class method has been used, and net income has been allocated to the Company’s ordinary shares and participating securities on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share income for the period. In years with profits from continuing operations, potential ordinary shares, computed using the treasury stock method, including options and warrants will only have a dilutive effect when the average fair value of ordinary shares during the period exceeds the exercise price of those instruments. For the potential ordinary shares of convertible preference shares computed under the if-converted method, they would be excluded from the computation of net income per share if the inclusion will result in antidilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

	Years ended December 31,
	2007	2008	2009
Numerator:
Net income (loss)	$605,488	$(4,802,020)	$6,908,095
Accretion of Series C Preference Shares	(172,618)	(173,219)	(57,806)
Income attributable to convertible preference shareholders	(346,672)	—	(5,322,917)

Net income (loss) attributable to ordinary shareholders	$86,198	$(4,975,239)	$1,527,372

Denominator:
Weighted-average ordinary shares outstanding
- Basic	14,463,325	16,693,525	16,710,192
Diluted shares
Options to purchase ordinary shares	8,632,992	—	2,431,854
Warrants to purchase ordinary shares	25,904	—	—
Warrants to purchase Series A preference shares	34,538	—	—
Warrants to purchase Series B preference shares	291,566	—	—

Weighted-average outstanding shares
- Diluted	23,448,325	16,693,525	19,142,046

Basic net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$0.01	$(0.30)	$0.09

Diluted net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$0.00	$(0.30)	$0.08

After deducting income attributable to convertible preference shareholders and accretion of Series C preference shares from income (loss) to determine net income (loss) attributable to ordinary shareholders, the following warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were excluded from the computation of diluted net income (loss) per ordinary share as the effects of purchasing or converting those potential ordinary shares and increasing the income attributable to ordinary shareholders following such purchases and conversions would not have been dilutive under the if-converted method:

	December 31,
	2007	2008	2009
Number of warrants to purchase ordinary shares	—	202,500	202,500
Number of warrants to purchase Series B preference shares	—	150,000	—
Number of warrants to purchase Series C preference shares	—	1,600,000	1,600,000
Number of options to purchase ordinary shares	—	10,301,425	—
Series A preference shares	27,660,000	27,660,000	27,660,000
Series B preference shares	10,575,289	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000	20,000,000

The Company applies two-class method in accordance with the provisions of ASC Topic 260, “Earnings Per Share,” which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of ordinary shares. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association. (Note 17)

ASC Topic 260 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of ordinary shares outstanding during the period that are not subject to vesting provisions.

Further, the following table sets forth the computation of basic and diluted net income per share attributable to participating securities holders:

	Years ended December 31,
	2007	2008	2009
Numerator:
Income attributable to convertible preference shareholders	$346,672	$—	$5,322,917

Denominator:
Weighted-average convertible preference shares outstanding—Series A through C-Basic	58,168,622	—	58,235,289
Diluted shares
Warrants to purchase Series B preference shares	240,315	—	—
Warrants to purchase Series C preference shares	390,628	—	90,566

Weighted-average convertible preference shares outstanding—Diluted	58,799,565	—	58,325,855

Basic net income per share:
Net income attributable to convertible preference shareholders	$0.01	$—	$0.09

Diluted net income per share:
Net income attributable to convertible preference shareholders	$0.01	$—	$0.09

As of December 31, 2009, the following ordinary shares and warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were outstanding:

Ordinary shares	16,710,192
Number of warrants to purchase ordinary shares	202,500
Number of warrants to purchase Series C preference shares	1,600,000
Number of options to purchase ordinary shares, vested or expected to vest	14,699,463
Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000

Total	91,447,444

4.    Restricted Cash

Restricted cash is pledged as collateral when the Company enters into agreements with banks for certain credit lines. As of December 31, 2008 and 2009, the restricted cash of $5,789,770 and $6,256,827 were pledged as collateral for a credit line for issuance of bank acceptance notes and letters of credit. (Note 12)

In addition, as of December 31, 2008 and 2009, there is a time deposit of $100,000 pledged to a supplier as collateral for purchase.

5.    Allowance for Doubtful Accounts, Stock Rotations and Sales Discounts/Rebates

	Years ended December 31,
	2007	2008	2009
Allowance for doubtful accounts
Balance at beginning of year	$247,821	$77,900	$138,739
Additions charged to (reversal from) expenses	—	99,869	(13,612)
Write-offs	(169,921)	(39,030)	(6,260)

Balance at end of year	$77,900	$138,739	$118,867

Allowance for stock rotation
Balance at beginning of year	$515,254	$1,027,776	$381,550
Additions charged to (reversal from) sales	804,149	364,382	(204,800)
Deductions	(291,627)	(1,010,608)	(176,750)

Balance at end of year	$1,027,776	$381,550	$—

Allowance for sales discounts/rebates
Balance at beginning of year	$269,157	$269,023	$47,444
Additions charged to (reversal from) sales	51,001	(165,103)	661,249
Deductions	(51,135)	(56,476)	(40,269)

Balance at end of year	$269,023	$47,444	$668,424

6.    Inventories

	December 31,
	2008	2009
Raw materials	$2,379,869	$2,000,521
Work in process	7,748,093	7,557,550
Finished goods	9,658,419	6,100,708

Balance at end of year	$19,786,381	$15,658,779

7.    Property, Plant and Equipment, Net

	December 31,
	2008	2009
Building	$11,237,779	$11,129,174
Manufacturing equipment	54,102,567	54,833,352
Leasehold improvements	4,816,406	5,234,943
Furniture and office equipment	4,059,503	4,325,913
Software	5,407,353	5,232,252
Transportation equipment	157,543	185,535
Prepaid on equipment purchases	—	325,882

	79,781,151	81,267,051
Less: Accumulated depreciation	(58,054,407)	(60,244,912)

	$21,726,744	$21,022,139

The Company has purchased equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor equipment. One of the Company’s shareholders and directors is a director of Techlink and owns a majority interest in Techlink. Manufacturing equipment costing $1,928,597 and $110,600 were acquired from Techlink on an arms-length basis in 2008 and 2009, respectively. Payables to Techlink for the purchase of equipment at December 31, 2008 and 2009 were $22,692 and $110,600, respectively.

Depreciation expenses for 2007, 2008 and 2009 were $8,532,043, $4,156,467 and $3,557,817, respectively. Capitalized interest expenses for 2007 and 2008 were $110,095 and $15,582, respectively (2009: Nil).

8.    Land Use Right, Net

	December 31,
	2008	2009
Land use right	$4,885,651	$3,195,304
Less: Accumulated amortization	(276,854)	(238,339)

	$4,608,797	$2,956,965

All land in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

In August 2009, the Company returned a portion of the land use right located in Shanghai ZiZhu Science-based Industrial Park (“ZiZhu Science Park”) with coverage of 40,002 square meters which was originally reserved for its plan of investing in two eight-inch wafer facilities to the land authority, as the Company changed its strategy and plan. See Note 13 for discussion of contingencies related to the land use right.

Amortization expenses for 2007, 2008 and 2009 were $88,024, $95,891 and $88,852, respectively. The estimated amortization expense for each of the five succeeding years is $62,175.

9.    Investment in Equity Securities

In May 2008, the Company’s subsidiary, SIM-BCD, acquired an interest of 11% shares of equity in Dayan Technology Industry Co., Ltd. Shenzhen (“Dayan Shenzhen”) by cash at the price of RMB10,510,000 (equivalent to $1,501,386). As the Company does not have significant influence on Dayan Shenzhen’s operation, the investment is accounted for under the cost method. As of December 31, 2009, there is no indicator that an other than temporary impairment exists.

10.    Income Tax

BCD is not subject to income or other taxes in Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located.

Pursuant to the Foreign Enterprise Income Taxes Law (“FEIT”), prior to January 1, 2008, the statutory rate for BCD’s PRC subsidiaries (SIM-BCD, MEMS and AAC) was 33%, which comprises 30% national income tax and 3% local income tax. As manufacturing wholly foreign owned enterprises registered in Shanghai Caohejing Economic and Technological Development Zone, the PRC subsidiaries were entitled to be a preferential FEIT rate of 15% and exempted from the 3% local FEIT for the years ended December 31, 2006 and 2007 as well as an exemption from PRC income tax for two years commencing from the first profit making year after utilizing all the prior year tax losses and thereafter, to a 50% relief from PRC income tax for the next three years.

In March 2007, the PRC government published Enterprise Income Tax Law (the “New Law”), which unified the enacted income tax rate for domestic and foreign enterprise to 25% effective January 1, 2008. In December 2007, the PRC government approved and promulgated the Implementation Rules of Enterprise Income Tax Law (“Implementation Rules”) and Guofa 2007 No. 39 (“Circular 39”), which took effect simultaneously with the New Law. According to the New Law and Implementation Rules, the Company’s PRC subsidiary, SIM-BCD, the remaining company after the merger (see Note 1), commenced its first profit making year in 2008 due to its usage of all the prior year tax losses, and meanwhile is eligible to transit to the newly enacted tax rate from 15% to 25% in a five-year transition period through 2012. Also, the New Law allows state-encouraged High and New Technology Enterprises to be eligible for a reduced enterprise income tax rate of 15%. In December 2008, SIM-BCD obtained the certification of High and New Technology Enterprise, which is expected to be renewed in 2011. However, Circular 39 also prescribes that if tax rate transitional relief overlaps with preferential policies provided by the New Law, an enterprise may choose the more favorable policy to be applied, and shall not enjoy both. The policy cannot be changed once being determined. The Company believes it is more beneficial to enjoy the transition rule and apply the preferential tax rate of 15% after the transition period expires. As a result, the applicable tax rate is 0% in 2008 and 2009, 11% in 2010, 12% in 2011 and 12.5% in 2012 due to the tax holiday granted, 15% in 2013 and afterwards if SIM-BCD continues to qualify as a High and New Technology Enterprise.

Another PRC subsidiary of the Company, BCD Shanghai, is also entitled to a five-year tax holiday as being a manufacturing enterprise established before the promulgation of the New Law. In compliance with the New Law and Circular 39, BCD Shanghai began the first year of its two-year tax holiday exemption year in 2008; and the unified tax rate of 25% should be applied effective from 2008. As a result, the applicable tax rate is 0% in 2008 and 2009, and the Company has taken steps to dissolve this entity.

BCD (Shanghai) ME, established in November 2009, was in its start-up period, therefore exempted from the submission of tax return of 2009.

BCD’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, the Republic of China (Taiwan) and Hong Kong.

The Company adopted the provisions of ASC Topic 740, “Income Taxes,” and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on technical merits and the presumption that the tax position would be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of December 31, 2009, the Company recorded no tax liability based on the results of its assessment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Based on the aforementioned tax law, BCD’s PRC subsidiaries are subject to tax examination in respect to past years at the tax authority’s discretion. To date, the tax returns from 2005 to 2007 of SIM-BCD were examined by the tax authority resulting in no significant tax liability.

Income (loss) before income taxes consisted of:

	Years ended December 31,
	2007	2008	2009
Cayman Islands	$(5,777,432)	$(5,391,843)	$(2,864,035)
Foreign	7,080,383	546,894	9,195,081

Total income (loss) before income taxes	$1,302,951	$(4,844,949)	$6,331,046

Income tax expense (benefit) consisted of:

	Years ended December 31,
	2007	2008	2009
Current	$90,885	$118,149	$29,513
Deferred	606,578	(161,078)	(606,562)

Income tax expense (benefit)	$697,463	$(42,929)	$(577,049)

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax loss is as follows:

	Years ended December 31,
	2007	2008	2009
Statutory tax rate	33.00%	25.00%	25.00%
Foreign and preferential tax rate differences applicable to foreign jurisdictions	0.93%	(13.34)%	18.53%
Income exempted or expense not deductible for tax purpose	(38.44)%	(66.82)%	(9.90)%
Benefit of tax holiday	—	63.05%	(64.91)%
Effect of tax rate change	(25.91)%	1.26%	4.08%
Change in valuation allowance	—	(4.49)%	0.11%
Others	7.07%	(3.77)%	(1.82)%

Effective tax rate	53.53%	0.89%	(9.11)%

The components of deferred income tax assets and liabilities were as follows:

	December 31,
	2008	2009
Deferred tax assets
Loss carry forward	$203,722	$456,028
Inventory reserves	144,576	341,793
Accruals	—	321,179
Others	56,135	150,933

Total deferred tax assets	404,433	1,269,933
Valuation allowance	(222,819)	(481,757)

Net deferred income tax assets	$181,614	$788,176

Deferred tax assets
Current	$155,512	$769,169

Non-current	$26,102	$19,007

The valuation allowance relates to temporary differences for which the Company believes that realization is not more likely than not. The valuation allowance increased by $222,819 and $258,938 in 2008 and 2009, respectively, mainly due to the loss carryforward generated by BCD Shanghai’s operation. As of December 31, 2009, the PRC net operating loss carryforward amounted to $1,824,111, which resulted from BCD Shanghai’s operation. The PRC net operating loss carryforward will expire in 2013 through 2014 if not utilized. The Company estimated the loss carryforward would not be realized and made a provision at full amount of the related deferred tax assets.

The aggregate amount and per share effect for the tax holiday commenced on 2009 are as follows:

2009
The aggregate dollar effect	$4,109,392

Per share effect—basic	$0.25

Per share effect—diluted	$0.21

11.    Short-Term Bank Loans

The Company has obtained short-term loans from the Agricultural Bank of China that are denominated in either U.S. dollar or RMB. The U.S. dollar-denominated loans bore fixed rates ranging from 6.03% to 11.59% in 2008 and renewed with the fixed rate at 3.68% in 2009. The RMB-denominated loan bore floating interest rates ranging from 5.31% to 7.47 % in 2008 and at 5.31% in 2009. The interest rate is adjusted every six months and is based upon the benchmark interest rate of People’s Bank of China. The loans are repayable on demand or within one year from the date of borrowing. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. Loans of $8,657,859 and $8,578,059 on December 31, 2008 and 2009, respectively, were guaranteed by one of BCD’s shareholders, Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”), while the rest of the bank loans were not secured.

Due to the short-term nature of the maturities, the fair value of the Company’s borrowings approximates their carrying amounts.

12.    Notes Payable

Bank acceptance note, also known as banker’s acceptance, is a note drawn by the issuer and accepted by a bank. Upon bank’s acceptance, the payment of the note is guaranteed by the bank. The Company uses bank acceptance notes as payment instruments to some of its suppliers. Except for the bank charges of 0.05% of the principal amount at issuance, these bank acceptance notes are non-interest bearing and are generally due within six months of issuance. As of December 31, 2009, the credit line for bank acceptance notes granted to the Company totaled to RMB110,000,000. Under the agreements entered into, the Company is required to maintain its savings balance at an amount not lower than 30% of the total credit line granted. As a result, time deposits totaling $5,789,770 and $5,025,922 were pledged as collateral of bank acceptance credit lines as of December 31, 2008 and 2009, respectively.

13.    Commitments and Contingencies

Capital Commitments

As of December 31, 2009, the Company had capital commitments related to future capital expenditure of $2,454,244, of which $325,882 had been paid on account.

Operating Leases

The Company leases office space, manufacturing facilities and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. Among which, the manufacturing facilities located in Shanghai were leased from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expenses for 2007, 2008 and 2009 were $1,104,337, $1,055,224 and $986,572, respectively, of which $465,882, $485,324 and $469,264 respectively, were related to the lease with SIMIC.

As of December 31, 2009, minimum rental payments under the noncancelable leases were as follows:

2009
2010	$814,690
2011	350,667
2012	230,684
2013	229,364
Thereafter	48,197

Total	$1,673,602

Warranty Liabilities

	Years ended December 31,
	2007	2008	2009
Balance at beginning of year	$747,332	$401,541	$346,364
Additions charged to costs	303,619	439,372	522,813
Deductions	(649,410)	(494,549)	(386,164)

Balance at end of year	$401,541	$346,364	$483,013

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. The Company estimates the warranty liabilities based on historical experience and records the amount to cost of revenue. Warranty liabilities are included in other current liabilities on the consolidated balance sheets.

Contingencies

Indemnities—the Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Power Integrations Inc.—on June 14, 2007, Power Integrations Inc., a Delaware Corporation (“PI”), filed a lawsuit against the Company’s PRC subsidiary, SIM-BCD, and the Company’s U.S. subsidiary, BCD Semiconductor Corporation (BCD US), in the U.S. Federal District Court for the Northern District of California. The complaint alleged that certain pulse width modulation controller chips produced and sold by those subsidiaries infringe PI’s U.S. Patent Nos. 5,313,381, 6,107,851, and 6,249,876. The Company and PI reached final court supervised settlement on February 4, 2009. According to the settlement agreement entered by the parties, the Company was not obligated to pay PI any monetary damages and agreed not to sell AP3700 and AP3710 products in the U.S. market. The settlement did not have a significant impact on the Company’s financial position or results of operations.

Flextronics—the Company has received on August 5, 2009 a letter issued by a law firm representing Flextronics International Limited (“Flextronics”), alleging a U.S. patent infringement by the Company on its AP3705 and AP3706 products. However, Flextronics also expressed its intention for a possible commercial settlement in the said letter. On October 28, 2009, the Company offered to Flextronics a goodwill payment of $500,000, with payment conditions subject to further agreement by the parties, in exchange for a release of any charges of infringement by the AP3705/AP3706 products prior to agreement on settlement. However, the Company has not received any response from Flextronics on the offer. In connection with the offer, the Company made a provision for the amount of $500,000 in 2009 recorded within general and administrative expenses.

SMRI—SIM-BCD, the Company’s subsidiary, entered into a memorandum of understanding with Shanghai Microelectronic Research Institute (“SMRI”) which is the major shareholder of SIMIC, whereby SIM-BCD agreed to serve as a guarantor for a credit line with a value not exceeding RMB70,000,000 to be contracted by Shanghai SIMGUI Technology Co. Ltd. (“Shanghai SIMGUI”) of which SMRI is one of the major shareholders. Shanghai SIMGUI should also provide its assets as collaterals to SIM-BCD for the credit line guarantee. This memorandum further provides that: i) the guarantee should be immediately terminated when the Company files for initial public offering or enters into any equity transactions with change in control and ii) SIMIC will not release the guarantee for bank loans of SIM-BCD during the period. However, no formal guarantee contract has been entered by SIM-BCD subsequently.

ZiZhu Project—Consistent with the Company’s plan to construct and operate new wafer manufacturing, testing and packaging facilities in ZiZhu Science Park, the Company signed an investment agreement with ZiZhu Science-based Industrial Park Development Company (“ZiZhu Development”) in return for obtaining certain financial support (hereunder, the “Project”). ZiZhu Development’s operations include land development and management of land use rights in ZiZhu Science Park, investment in high-tech businesses, construction of infrastructure and related activities. The significant progress of the Project is summarized below:

Period	Progress
June 2004	BCD signed an investment agreement with ZiZhu Development
June 2005	BCD Shanghai was established
December 2005	Original construction commencement date was postponed
February 2006	BCD Shanghai paid for, and obtained, the land use right
November 2006	BCD Shanghai filed a request to extend its initial capital contribution obligation
March 2007	BCD Shanghai received a subsidy from ZiZhu Development for the full price of the land use right
August 2007	BCD Shanghai filed another request to extend its initial capital contribution obligation
December 2007	BCD Shanghai finished the construction of a building, which currently houses the corporate headquarters and research and design activities
August 2009	BCD Shanghai returned a portion of the unused land to the Land Authority as the Company had reduced the scope of the project
November 2009	BCD (Shanghai) ME was established
February 2010	The title of the land use right was transferred to BCD (Shanghai) ME
April 2010	BCD Shanghai’s equity interest in BCD (Shanghai) ME is transferred to SIM-BCD, leaving SIM-BCD as the sole owner of BCD (Shanghai) ME

The key terms of the investment agreement are summarized as follows:

a.	BCD was to establish a new entity and construct two eight-inch wafer manufacturing facilities and two packaging and testing facilities in ZiZhu Science Park.

b.	To induce the Company to invest, construct and operate the aforementioned facilities in ZiZhu Science Park, ZiZhu Development was to assist BCD to acquire a land use right for 50 years within ZiZhu Science Park for the Project and agreed to fully reimburse BCD for the cost of the land use right.

c.	The facility construction noted in (a) was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right.

d.	ZiZhu Development was to assist BCD to obtain a bank loan totaling $70 million for the Project. In addition, the Shanghai Minhang District Government shall provide a government subsidy equal to 2% of the interest on such loan to the new entity.

e.	ZiZhu Development was to assist the new entity to be granted a favorable tax rate at 15% and entitled to the exemption from PRC income tax for five years commencing from 2008, and thereafter, a 50% relief from PRC income tax for the next five years.

Accordingly, BCD Shanghai, a wholly owned subsidiary of the Company, was established in June 2005 in accordance with the agreement noted above. In connection with establishing BCD Shanghai, the Company estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations.

In accordance with the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang Land Planning Authority (the “Land Authority”) dated on February 15, 2006 (the “Land Use Right Grant Contract”), BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within ZiZhu Science Park. The total contracted price of the land use right (as amended) was RMB32,393,596 (equivalent to $4,040,865), which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB997,842 (equivalent to $124,474). In order to induce the Company to build its facilities in ZiZhu Science Park, ZiZhu Development contractually agreed to reimburse BCD Shanghai for the cost of land use right. Accordingly, ZiZhu Development reimbursed BCD Shanghai for the full price of the land use right in March 2007. Since the Company had a contractual obligation to return the land use right or the amounts reimbursed by ZiZhu Development if it failed to fulfill its construction commitment, the Company believed the performance obligation represented a liability. Consequently, as of December 31, 2008, the Company recorded a performance obligation to ZiZhu Development of RMB32,393,596 (equivalent to $4,739,647), which represented the amount it received from ZiZhu Development for reimbursement of the land use right, for its commitment to construct and operate two eight-inch wafer manufacturing facilities and two packaging and testing facilities. Moreover, BCD Shanghai was obligated to return part of the subsidy, amounting to RMB27,452,200, to ZiZhu Development if ZiZhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis. To date, BCD Shanghai has not received any of these additional subsidies from the government as a result of ZiZhu Development’s assistance.

Under the terms of the original investment agreement, the construction of the two eight-inch wafer manufacturing facilities and two packaging and testing facilities was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right. However, due to the delay in the initial capital injection and the acquisition of the land use right, the construction of the facilities was also postponed to February 2008. In December 2007, BCD Shanghai finished the construction of its premises on the land located in ZiZhu Science Park and made use of them as research and development centers, testing rooms and corporate headquarters.

As noted above, the registered capital of BCD Shanghai is set as $334 million, of which $11 million had been contributed as of December 31, 2009. In accordance with PRC laws, 15% of the registered capital of a foreign wholly-owned company must be contributed within three months after obtaining a business license. BCD Shanghai obtained its business license in June 2005, and therefore BCD should have contributed the initial 15% capital by

September 2005. In November 2006, BCD Shanghai filed a request with the Shanghai Foreign Investment Commission, or SFIC, for extension of the outstanding initial capital injection to September 2007. SFIC in return submitted the request to the PRC Ministry of Commerce, or MOFCOM, recommending approval. In August 2007, BCD Shanghai filed another request to SFIC for further extension of the outstanding initial capital injection to March 31, 2008. SFIC again submitted the request to MOFCOM recommending approval. To date, the Company has not received any approval from MOFCOM.

Because of subsequent changes in the Company’s strategy and business needs, the Company believes that pursuing a project of the size contemplated by the agreement would be unnecessary from a capacity standpoint and not cost effective; and therefore, BCD no longer intends to inject the original amount of the registered capital and the total investment into BCD Shanghai. As the revised estimated project cost would be significantly lower, the Company undertook steps to reduce the required registered capital as well. In order to resolve the matters, the Company planned to undergo a reorganization as noted below.

In January 2009, BCD and BCD Shanghai entered into a supplement agreement with ZiZhu Development, whereby BCD and BCD Shanghai agreed to return the vacant land with coverage of 40,002 square meters in ZiZhu Science Park (original land use right amounted to 109,809 square meters) to the Land Authority, and agreed to give up all rights over the land returned which was granted to BCD and BCD Shanghai. Should BCD Shanghai receive any refund for the land use right returned from the Land Authority, the proceeds received should be immediately paid to ZiZhu Development. BCD Shanghai returned the aforementioned land to the Land Authority in August 2009, which led to a portion of the land use right subsidy received by BCD Shanghai being refunded to ZiZhu Development. Since approximately 36.4% of the land that was originally acquired was returned, the Company reduced the carrying amount of the land use right asset and the performance obligation at the date of return by a similar percentage, which amounted to $1,652,945 and $1,727,291, respectively. The land use right asset is recorded at historical cost and amortized over its expected life as disclosed in Note 8. The reduction of the land use right asset was, therefore, lower than that of the performance obligation due to the amortization of the land use right asset for the period from acquisition to the date a portion of the land was returned. The difference between land use right and performance obligation was then credited to earnings during the year. The performance obligation was reduced to $3,015,863 as of December 31, 2009.

Following the land return transaction, the Company commenced its reorganization plan, which consists of the following steps:

(i)	Establishing a new entity held by SIM-BCD and BCD Shanghai, with BCD Shanghai transferring the title of the land use right and building to this newly established entity.

(ii)	Transferring BCD Shanghai’s equity interest in the new entity to SIM-BCD, leaving SIM-BCD the sole owner of the new entity.

(iii)	Negotiating a new agreement that would supersede the original investment agreement and the supplemental agreements with ZiZhu Development.

(iv)	Dissolving BCD Shanghai.

As stated in Note 1, the Company established a new entity, BCD (Shanghai) ME in November 2009, and transferred title of the land use right and building to BCD (Shanghai) ME in February 2010. The transfer of BCD Shanghai’s equity interest in BCD (Shanghai) ME to SIM-BCD was completed subsequently in April 2010. Though the new investment agreement has not been signed by all parties yet, the Company believes BCD will likely be able to amend the investment agreement with ZiZhu Development to make corresponding modifications to the scale and scope of the Project given that the most of the key terms of the new investment agreement were already agreed to. The required registered capital for the new entity, BCD (Shanghai) ME, will then be based on the revised scope of the Project and the registered capital of BCD Shanghai will no longer be needed as the entity is to be dissolved.

If the reorganization does not relieve the Company of its obligations and BCD Shanghai has not met the requirements of ZiZhu Development, there is a risk that BCD (Shanghai) ME may lose the land use right and the Company may need to fulfill its capital contribution obligation for BCD Shanghai. However, the Company believes that even if BCD (Shanghai) ME were to lose the land use right and the building on the land were transferred with the land use right, by operation of PRC real estate law, as the owner of the building, BCD (Shanghai) ME would be entitled to reasonable compensation for the loss of the building under relevant PRC property law. Moreover, as the building is utilized as headquarters and a research and development center and bears only insignificant product testing functions, the Company would not expect to encounter significant difficulties in moving its operating activities to other locations. In addition, if the Company did not fulfill its capital contribution commitment for BCD Shanghai, BCD Shanghai may be subject to various penalties and other adverse consequences, including revocation of its business license, deregistration or forced liquidation. However, the Company does not expect the impact on its consolidated financial statements to be material based on its assessment.

14.    Retirement Benefit Plan

The employees of PRC subsidiaries are members of a State-managed retirement benefit plan operated by the PRC government. The PRC subsidiaries are required to contribute an amount equal to a specified percentage of their payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Company with respect to the retirement benefit plan is to make the specified contributions.

The expenses for the retirement benefit plan charged to income were $761,487, $1,025,611 and $1,170,512 for 2007, 2008 and 2009, respectively.

15.    Warrant Liability

In June 2002, the Company issued warrants to purchase 160,000 Series A preference shares with an exercise price of $1.00 per share in exchange for services received. The warrants were immediately exercisable at any time through the earlier of June 2005 or an initial public offering. The fair value of the warrants of $67,059 at the grant date was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of three years, 59.2% volatility and no dividend yield. The amount was recorded as a general and administrative expense. The warrants to purchase Series A preference shares were treated as having expired in June 2005, however, the holder subsequently disputed the exercisable period of the warrants in December 2006. To settle the dispute, the Company allowed the holder to exercise the warrants in May 2007, and they were exercised. The fair value of these warrants was nominal at the exercise date.

In November 2002, in connection with the Series B preference shares financing, the Company issued warrants to certain shareholders to purchase 400,000 Series B preference shares with an exercise price of $1.25 per share. The warrants are immediately exercisable and expire on the earlier of November 2008, or an initial public offering, a sale or exchange of all or substantially all of the assets or the merger or consolidation of the Company. The fair value of the warrants of $264,975 at the grant date was estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of four years, 67.5% volatility, and no dividend yield. The amount was recorded as a reduction of the proceeds received from the Series B preference shares financing. All the warrants were canceled when expired in November 2008.

Warrants to purchase 1,600,000 shares of Series C preference shares (“Series C warrant”) with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and were to expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at the grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. Pursuant to the resolution of general shareholders’ meeting held on February 4, 2009, the expiration of Series C warrants was extended to April 27, 2014 concurrently with the amendment on the redemption date of Series C preference shares (Note 17). None of these warrants were exercised as of December 31, 2009.

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The Company measures warrant liability at fair value on a recurring basis. The fair value hierarchy is classified within level 3 of the fair value because the Company determined that significant assumptions using unobservable inputs were required to determine fair value as of the measurement date.

As of December 31, 2008 and 2009, the warrant liability was remeasured to $2,156,329 and $2,011,173, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 3.37% and 2.747%, an expected life of 5 years and 4.3 years, 58.19% and 56.00% volatility and no dividend yield, respectively. The change in fair value of the warrant liability of $926,334 and $145,156 were recognized as loss in 2008 and gain in 2009. The following table provides a reconciliation of the beginning and ending balances for warrant liability:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Warrants to Purchase Preference Shares
	2008			2009
	Series B	Series C	Total	Series B	Series C	Total
Beginning balance	$283,394	$946,601	$1,229,995	$—	$2,156,329	$2,156,329
Total gains or losses (realized/unrealized)
Included in earnings	(283,394)	1,209,728	926,334	—	(145,156)	(145,156)
Included in other comprehensive income	—	—	—	—	—	—
Issuances, or settlements	—	—	—	—	—	—
Transfers in or out of Level 3	—	—	—	—	—	—

Ending balance	$—	$2,156,329	$2,156,329	$—	$2,011,173	$2,011,173

16.    Capital Lease Obligation

In December 2009, the Company entered into a lease agreement for certain properties subject to capital leases. The obligations associated with these capital leases have been recorded. The recorded value and accumulated depreciation of the properties subject to capital leases, which were included in leasehold improvements, was $366,129 and $0 as of December 31, 2009, respectively.

These capital lease obligations have principal payments due at various dates from 2010 through 2015. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2009:

2010	$98,591
2011	107,554
2012	107,554
2013	107,554
2014	107,554
2015	8,963

Total minimum lease payments	537,770
Less: Amount representing interest	(171,641)

Present value of net minimum lease payments	$366,129

17.    Convertible Preference Shares

In January 2002, BCD issued 25,000,000 Series A convertible preference shares for cash of $9,986,221 and manufacturing equipment valued at $15,000,000.

In November 2002 and January 2003, BCD issued 10,520,000 Series B convertible preference shares for cash of $13,118,738. In addition, 55,289 Series B convertible preference shares were issued in January 2003 as an interest payment for a loan from shareholders for the period July through October 2002. The interest was accrued at 6% per annum and amounted to $69,112. In connection with the Series B financing, BCD issued warrants to certain investors to purchase additional Series B preference shares (Note 15).

In May 2007, 160,000 Series A convertible preference shares were issued in accordance to the exercise of a warrant (Note 15).

Significant terms of the Series A and B convertible preference shares adopted under Bermuda law are as follows:

•	BCD’s Articles of Association adopted under Bermuda law designated 28,000,000 and 11,500,000 preference shares as Series A and B, respectively.

•

Holders of preference shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preference share is entitled to the number of votes equal to the number of ordinary shares into which each preference share is convertible at the time of such vote. Holders of the preference shares also have the right to vote as a class on certain matters specified in BCD’s Articles of Association.

•

Dividends may be declared at the discretion of the board of directors and are noncumulative. To the extent declared, dividends of $0.08 and $0.10 per share per annum for Series A and B preference shares, respectively, must be paid prior to any payment of dividends to ordinary shareholders. As of December 31, 2009, no dividends had been declared or paid.

•

After dividends specified above have been paid or declared and set apart, any additional dividends or distributions shall be distributed among all holders of ordinary shares and preference shares in proportion to the number of shares of ordinary shares that would be held by each such holder if all shares of preference shares were converted to ordinary shares at the then effective conversion rate.

•

In the event of liquidation, dissolution or winding up of BCD, holders of the then outstanding Series A and B preference shares shall receive $1.00 and $1.25, respectively, per share, plus all declared but unpaid dividends, payable in preference and priority to any payments made to holders of the then outstanding ordinary shares. A liquidation, dissolution or winding up of BCD is deemed to include the acquisition of BCD by another entity by means of any transaction or a series of related transactions in which the shareholders of BCD immediately prior to such event do not own a majority of the outstanding shares of the surviving company.

•

Each holder of preference shares is entitled to convert any or all of its shares at any time into a number of ordinary shares as determined by dividing the respective preference share issue price by the conversion price in effect at the time of conversion. The conversion price of Series A and Series B preference shares is $1.00 and $1.25, respectively. In the event that the Company shall issue additional ordinary shares as defined in its Articles of Association for a consideration per share less than the conversion price of preference shares in effect to that date, then the conversion price of preference shares shall be reduced. Such conversion shall be automatic in the event of an IPO with net cash proceeds to the Company not less than $50 million and a per share offering price of at least $5.00 (a “Qualified IPO”).

BCD was originally incorporated under Bermuda laws. As stated above, an acquisition was deemed a liquidation event as defined in the by-laws of BCD under Bermuda laws, and required the payment of the original issue price plus any declared but unpaid dividends to the Series A and B preference shareholders, which is in effect a redemption right. As the redemption rights for Series A and B preference shares were not within the control of BCD, Series A and B preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.” Such determination remained true subsequent to incorporation under Cayman Islands law.

On April 22, 2004, BCD amended its Articles of Association to authorize the issuance of up to 24,000,000 Series C redeemable convertible preference shares with a par value of $0.001 per share and then issued 20,000,000 Series C preference shares to new investors at $2.50 per share, resulting in total proceeds of $49,976,992, net of issuance costs of $23,008. The carrying value of Series C redeemable convertible preference shares is accreted from the date of issuance through the earliest redemption date and the accretion is recorded as deemed dividends.

Holders of Series C preference shares have the same rights granted to holders of Series A and B preference shares plus the following additional rights:

•

At any time on or after April 27, 2009, holders of the then outstanding Series C preference shares may require BCD to redeem for cash all or a portion of the outstanding Series C preference shares at $2.50 per share plus all declared but unpaid dividends, if any, on such shares. As the redemption right is not within the control of BCD, Series C preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.”

•

To the extent dividends are declared by the board of directors, cash dividends in the amount of $0.20 per Series C preference share are payable in preference and priority to any payment of dividends to Series A and B preference shareholders and ordinary shareholders.

•

In the event of liquidation, holders of Series C preference shares shall receive $2.50 per share plus all declared but unpaid dividends, payable in preference and priority to any payments made or distribution of assets to Series A and B preference shareholders and ordinary shareholders.

In accordance with ASC Topic 470 “Debt,” the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the ordinary share or other securities into which the security is convertible multiplied by the number of shares into which the security is convertible.

The effective conversion prices of the Series A, B, and C preference shares exceeded the fair value of ordinary shares at each grant date. As to date, no event triggered conversion price adjustment, and therefore, there was no reconsideration of beneficial conversion feature. Therefore, the preference shares did not have beneficial conversion features.

In 2007, BCD launched its IPO process for listing on the Nasdaq Global Market. To induce Series C preference shareholders to vote for the planned IPO, the board of directors approved to change the conversion ratio of Series C preference shares from 1:1 to 1:1.11 in November 2007, which was subsequently amended to 1:1.25 in January 2008. The inducement was effective for an IPO that is not a Qualified IPO and that is completed prior to March 31, 2008, regardless of the actual price to the public in the IPO.

Subsequently, BCD decided to postpone its IPO plan and could not complete the IPO prior to March 31, 2008. As a result, the conversion ratio of Series C preference shares was restored to a one for one basis.

On February 4, 2009, BCD held a special shareholders’ meeting to approve the proposed amendment on the redemption date of Series C preference shares. The redemption date of Series C preference shares was then amended as April 27, 2014 instead of April 27, 2009 and became effective immediately upon the approval of shareholders.

Following is a summary of convertible preference shares:

	Shares	Amount
Series A
Issuance of Series A preference shares at $1.00 per share (net of issuance cost of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005	2,500,000	2,500,078
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 upon exercise of warrants (Note 15)	160,000	160,000

Balance at December 31, 2008 and 2009	27,660,000	$27,646,299

Series B
Issuance of Series B preference shares at $1.25 per share (net of issuance cost of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	$13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002 (Note 15)	—	(264,975)

Balance at December 31, 2008 and 2009	10,575,289	$12,922,875

Series C
Issuance of Series C preference shares at $2.50 per share (net of issuance cost of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	$49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 15)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value	—	114,017

Balance at December 31, 2004	20,000,000	49,252,915
Accretion of Series C preference shares to redemption value	—	171,423

Balance at December 31, 2005	20,000,000	49,424,338
Accretion of Series C preference shares to redemption value	—	172,019

Balance at December 31, 2006	20,000,000	49,596,357
Accretion of Series C preference shares to redemption value	—	172,618

Balance at December 31, 2007	20,000,000	49,768,975
Accretion of Series C preference shares to redemption value	—	173,219

Balance at December 31, 2008	20,000,000	49,942,194
Accretion of Series C preference shares to redemption value	—	57,806

Balance at December 31, 2009	20,000,000	$50,000,000

Total Balance at December 31, 2008		$90,511,368

Total Balance at December 31, 2009		$90,569,174

18.    Share-Based Compensation

Warrant

In March 2003, the Company executed an employment agreement with an executive officer pursuant to which it granted a warrant to purchase up to 150,000 shares of Series B preference shares at an exercise price of $1.25 per share. The warrant was fully vested at grant date and was exercisable any time after grant date until March 1, 2005.

No compensation expense was recognized as the exercise price was equal to the fair value of the shares on the date of grant. The exercisable period of the warrant was extended to February 28, 2010 without incremental expense incurred in 2005. Subsequently in December 2008, the warrant was amended to expire on December 31, 2009, which resulted in no incremental compensation expense. However, as of December 31, 2009, the warrant was not exercised, and therefore expired.

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. The Company generally issues new shares upon the exercise stock options. Options granted under the Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers or consultants as compensation which shall be vested depending on the achievement of pre-determined milestones of research and development projects and some options were granted with accelerated vesting if there is a change in control as defined in the Plan. The maximum number of options that may be granted under the Plan was 27,500,000 as of December 31, 2009.

A summary of option activity under the Plan as of December 31, 2009 and changes during the period then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2008	10,301,425	$1.14
Granted	6,023,420	0.57
Exercised	—	—
Forfeited or expired	(717,400)	0.68

Outstanding options at December 31, 2009	15,607,445	0.55	7.40	$8,592,992

Vested or expected to vest options at December 31, 2009	14,699,463	0.55	7.30	$8,065,327

Exercisable options at December 31, 2009	9,201,213	0.58	6.15	$4,968,398

The weighted-average grant-date fair value of options granted during 2007, 2008 and 2009 was $1.54, $0.78 and $0.32, respectively. The total intrinsic value of options exercised during 2007 and 2008 was $8,491,804 and $60,400, respectively. No option was exercised in 2009.

Options granted under the Plan in 2009 are summarized as follows:

Grant Date	Number Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
February 2, 2009	28,800	$0.48	$0.48	$—
April 28, 2009	4,300	0.27	0.27	—
July 29, 2009	4,983,100	0.55	0.55	—
October 26, 2009	1,007,220	0.65	0.65	—

	6,023,420

The options outstanding and exercisable by exercise price as of December 31, 2009 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
< $1.00	12,276,195	$0.39	7.78	5,869,963	$0.26
$1.00 - $2.00	3,050,000	1.01	5.83	3,050,000	1.01
> $2.00	281,250	2.68	7.67	281,250	2.68

	15,607,445	0.55	7.40	9,201,213	0.58

As of December 31, 2009, there was $2,338,049 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the plan. The expense is expected to be recognized over a weighted-average period of 2.01 years.

The compensation expenses related to stock options were $1,339,877, $2,200,871 and $1,626,091 for 2007, 2008 and 2009, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future. The expected forfeiture rate is based on historical experience and expectations about future forfeitures.

	Years ended December 31,
	2007	2008	2009
Risk-free interest rate	4.91%-5.25%	3.46%-5.25%	3.39%-4.76%
Expected term (in years)	6	5-6	5-6
Expected volatility	67.0%-80.0%	50.9%-58.6%	57.0%-59.3%
Expected dividend yield	—	—	—
Expected forfeiture rate	14%	14%	14%

In 2004, the board of directors adopted an Option Exercise Period Extension Policy (the “Extension Policy”), which provides that if an optionee, upon termination (as defined in the Plan), executes and delivers an exercise notice to the Company prior to the expiration of the exercise period set forth in the option agreement (the “Exercise Period”) but is unable to remit payment due to certain prohibitions set forth in the laws, rules and regulations of the PRC, then the Exercise Period of the corresponding option shall be extended with respect to the number of ordinary shares to be exercised pursuant to the exercise notice such that the Exercise Period would terminate on the one-year anniversary of the date of the exercise notice (the “Extended Exercise Period”). On January 18, 2007, the board of directors amended the Extension Policy to provide that the Extended Exercise Period shall terminate at December 31, 2008. The amendment applied to all outstanding options including those options which had previously been validly extended in prior years. As a result, options granted to 51 employees and 41 employees had been extended in 2007 and 2008, and resulted in incremental share-based compensation expense of $239,880 and $188,247 for the years ended December 31, 2007 and 2008, respectively.

The board of directors approved, by unanimous written consent on April 17, 2009, a PRC Option Extension Program which was further amended by June 9, 2009 board written consent. This program provides each PRC optionee an opportunity, upon ceasing to be an employee of the Company to elect to amend his option to extend the term of vested portion of such option by signing the Amended PRC Option Agreement and paying non-refundable consideration equal to aggregate exercise price. In 2009, 8 employees elected to pay the consideration, which aggregated to $10,116 to obtain the right of extension of the vested options and resulted in incremental expense of $32,276 for year ended 2009.

In 2006, the board of directors provided 70 employees with an offer to reduce the exercise price of granted options from $2.50 to $1.00 with new vesting commencement dates which were exactly three months later than the original ones. The offer commenced on December 19, 2006 and expired on January 19, 2007. The majority of employees accepted the offer, resulting in an incremental share-based compensation expense of $135,792, which should be amortized over the remaining requisite service periods from the modification date to March 2009.

In 2008, the board of directors accelerated the vesting period of part of stock options granted to former CEO Tung Yi Chan who terminated employment with the Company on September 1, 2008. In addition, the board of directors also approved that all his vested options remain exercisable until the earliest of: (1) September 1, 2013, (2) the expiration date set forth in the applicable option agreement, or (3) an earlier date as a merger or change in control. As a result of the acceleration and extension, an incremental share-based compensation expense of $835,705 was recognized in 2008 as general and administrative expense, due to the fact that Mr. Chan benefited from vested and unvested options that would have been forfeited after his termination.

The board of directors approved an Option Repricing Program in April 2009. According to this program, those options which have an exercise price in excess of $0.27 owned by service providers of the Company were amended to reduce the exercise price to $0.27 subject to obtaining the consent of those optionees. As a result of the program, 4,883,550 options with exercise prices ranging from $0.48 to $2.68 were amended to $0.27. An incremental charge of $277,919 was expensed in 2009, and $83,729 will be amortized over the remaining requisite service periods ending in 2013.

Cash received from option exercise under the Plan for the years ended December 31, 2007 and 2008 was $812,739 and $4,000, respectively. Nil for 2009.

As of December 31, 2009, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	202,500
Exercise of options to purchase ordinary shares:
Granted and outstanding	15,607,445
Available for grant	3,482,363

Total	79,127,597

19.    Initial Public Offering Cost

On January 28, 2008, the Company filed a registration statement with the SEC and then started the roadshow for an initial public offering in Nasdaq. The offering was not completed due to difficult market conditions. In accordance with ASC Topic 340, “Other Assets and Deferred Costs,” the IPO costs amounted to $4.1 million, were expensed in 2007.

20.    Restricted Net Assets

Pursuant to the laws and regulations and the respective Articles of Association, the subsidiaries of the Company in PRC must make appropriations from earnings, net of losses of the previous years, to non-distributable funds, e.g. reserve fund, which could affect the subsidiaries’ ability to pay cash dividends, if any. Under applicable laws and regulations, the subsidiaries may only distribute dividends after they have made appropriations as determined under PRC GAAP at each year-end. As of December 31, 2009, no funds have been appropriated for PRC subsidiaries due to the accumulated deficits.

As a result of these laws and regulations, the subsidiaries in PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted portion amounted to $60,301,316 as of December 31, 2009.

21.    Segment and Geographic Information

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment. The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Years ended December 31,
	2007	2008	2009
Total net revenue:
PRC and Hong Kong	$53,710,386	$45,915,366	$63,316,269
Taiwan	22,304,247	21,901,388	25,191,448
South Korea	17,881,567	15,115,694	8,412,590
North America	2,484,486	2,291,954	1,278,212
Others	2,301,857	2,860,863	2,645,250

	$98,682,543	$88,085,265	$100,843,769

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Years ended December 31,
	2007	2008	2009
Product revenue:
Linear	$63,500,396	$55,628,042	$69,557,581
AC/DC	18,456,107	14,242,703	15,205,208
DC/DC	3,664,915	2,689,940	4,008,551
Other	3,022,310	2,550,616	3,320,974
Service revenue:
Foundry services	10,038,815	12,973,964	8,751,455

	$98,682,543	$88,085,265	$100,843,769

The locations and net book value of long-lived assets were as follows:

	December 31,
	2008	2009
PRC	$26,163,521	$23,820,850
Taiwan	172,020	100,375
South Korea	—	57,879

	$26,335,541	$23,979,104

The majority of the Company’s sales are to distributors, which then sell to end customers. For the years ended December 31, 2007, 2008 and 2009, no distributors accounted for 10% or more of net revenue.

22.    Unaudited Pro Forma Information

In accordance with BCD’s Articles of Association, all of the preference shares will automatically be converted into ordinary shares at the applicable conversion price immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 if the IPO is a Qualified IPO, as defined, or upon the majority vote of the preference shareholder class (“Auto-convert Provision”). Currently, the management estimates that the offering would not meet the criteria of a Qualified IPO, and therefore to induce the holders of Series C preference shares to allow for the automatic conversion, the board of directors approved on August 17, 2010, subject to shareholders’ approval, as applicable, to amend the Auto-convert Provision to provide that, (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO, each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shares will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering (or said another way the conversion ratio will change from 1:1 to 1:1.25). As a result of the induced conversion of Series C preference shares, the Company will issue an additional 5,000,000 ordinary shares upon the closing of a firm commitment underwritten public offering with a fair value totaling $11,800,000, based upon the estimated fair value of ordinary shares at September 30, 2010 of $2.36. The $2.36 represents the fair value per ordinary share, which was determined based on a valuation conducted as of September 30, 2010, using a combination of the market approach and income approach using such underlying assumptions as various multiples for guideline companies, forecasted sales and income and lack of marketability.

In addition, the board of directors approved to amend the outstanding Series C warrants to purchase an aggregate of 1,600,000 Series C preference shares at an exercise price of $2.50 per share in the event of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement. Consequently, the warrants to purchase 1,600,000 Series C preference shares, by their terms, would become warrants to purchase 2,000,001 ordinary shares immediately prior to the completion of an offering and the exercise price will be reduced from $2.50 per share to $2.00 per share.

On November 19, 2010, the Company’s shareholders approved the amendment to the terms of the Series C preference shares and the related warrants. Therefore, in computing the pro forma net earnings available to ordinary shareholders, the incremental ordinary shares issued to the Series C preference shareholders as a result of the amendment to the conversion price shall be treated as a deemed dividend paid to Series C preference shareholders and should be subtracted from net earnings to arrive at net earnings available to ordinary shareholders in the calculation of net income per share. Additionally, the unaudited pro forma ordinary shares and additional paid-in capital assume (i) the conversion of the Series A and B preference shares on a one for one basis and one for 1.25 for Series C preference shares at December 31, 2009, (ii) the preference shares warrant liability of $2,011,173 at December 31, 2009, would be reclassified to additional paid in capital and (iii) the deemed dividend related to the induced conversion of Series C preference shares would be an increase to accumulated deficit and an increase to additional-paid-in capital. The Company’s pro forma net loss per share calculation is as follows:

Year Ended December 31, 2009 (Unaudited)
Numerator:
Net income attributable to shareholders	$6,908,095
Dividends paid to Series C preference shareholders	(11,800,000)

Pro forma net loss attributable to ordinary shareholders	$(4,891,905)

Denominator:
Weighted-average ordinary shares outstanding	16,710,192
Weighted-average ordinary shares issuable upon conversion of
- Series A preference shares	27,660,000
- Series B preference shares	10,575,289
- Series C preference shares	25,000,000

Denominator of pro forma basic and diluted net loss per share	79,945,481

Pro forma basic and diluted net loss per share	$(0.06)

The calculation of pro forma net loss per share excludes the options to purchase ordinary shares because the effect of including options to purchase ordinary shares would be anti-dilutive under the treasury stock method.

Additional Information—Financial Statement Schedule I

This financial statement schedule has been prepared in conformity with accounting principles generally accepted in the United States of America.

BCD Semiconductor Manufacturing Limited

Notes to Schedule I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of BCD’s consolidated subsidiaries not available for distribution to BCD as of December 31, 2008 and 2009 of $39,678,167 and $60,301,316, respectively, exceeded certain thresholds. The condensed financial information of BCD has been presented as of December 31, 2008 and 2009, and for the each of the three years in the period ended December 31, 2009, using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in the subsidiaries. These parent-only financial statements should be read in conjunction with BCD Semiconductor Manufacturing Limited’s audited Consolidated Financial Statements included elsewhere herein.

BCD Semiconductor Manufacturing Limited

Additional Information—Financial Statement Schedule I

Condensed Balance Sheets of Parent Company

(In U.S. Dollars)

	As of December 31,
	2008	2009
ASSETS
CURRENT ASSETS
Cash	$1,862,512	$1,765,093
Intercompany receivable	4,845,453	—
Other current assets	1,052,976	245

Total current assets	7,760,941	1,765,338

LONG TERM INVESTMENT IN SUBSIDIARIES	41,157,019	58,286,336

OTHER ASSETS	232,200	154,800

TOTAL	$49,150,160	$60,206,474

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ CAPITAL DEFICIENCY
CURRENT LIABILITIES
Intercompany payable	$—	$5,753,019
Accrued expenses	3,566,497	1,446,572
Warrant liability	2,156,329	2,011,173
Other current liabilities	2,757,859	1,700,743

Total current liabilities	8,480,685	10,911,507

Total liabilities	8,480,685	10,911,507

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,511,368	90,569,174

SHAREHOLDERS’ CAPITAL DEFICIENCY
Ordinary shares, $0.001 par value
Authorized—200,000,000 shares
Issued and outstanding—16,710,192 shares as of December 31, 2008 and 2009	16,710	16,710
Additional paid-in capital	9,600,226	11,200,879
Accumulated other comprehensive income	5,692,732	5,751,670
Accumulated deficit	(65,151,561)	(58,243,466)

Total shareholders’ capital deficiency	(49,841,893)	(41,274,207)

TOTAL	$49,150,160	$60,206,474

BCD Semiconductor Manufacturing Limited

Additional Information—Financial Statement Schedule I

Condensed Statements of Operations of Parent Company

(In U.S. Dollars)

	Years ended December 31,
	2007	2008	2009
NET REVENUE	$1,008,461	$—	$—
COST OF REVENUE	408,460	—	—

GROSS PROFIT	600,001	—	—

OPERATING EXPENSES
Research and development	201,017	162,323	303,380
Selling and marketing	427,269	297,304	372,214
General and administrative	4,130,301	6,665,210	4,286,831
Initial public offering cost	4,100,000	—	—

Total operating expenses	8,858,587	7,124,837	4,962,425

LOSS FROM OPERATIONS	(8,258,586)	(7,124,837)	(4,962,425)
OTHER INCOME (EXPENSE), NET	745,304	(759,915)	138,769

LOSS BEFORE INCOME TAX EXPENSE	(7,513,282)	(7,884,752)	(4,823,656)
INCOME TAX EXPENSE	66,302	87,300	—
EQUITY IN EARNINGS OF SUBSIDIARIES	8,185,072	3,170,032	11,731,751

NET INCOME (LOSS)	$605,488	$(4,802,020)	$6,908,095

BCD Semiconductor Manufacturing Limited

Additional Information—Financial Statement Schedule I

Condensed Statements of Cash Flows of Parent Company

(In U.S. Dollars)

	Years ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$605,488	$(4,802,020)	$6,908,095
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses (earnings) of subsidiaries	(8,185,072)	(3,170,032)	(11,731,751)
Share-based compensation expense	344,583	755,091	319,831
Amortization	77,400	77,400	77,400
Loss (gain) on valuation of warrant liability	(668,178)	926,334	(145,156)
Change in operating assets and liabilities:
Other current assets	709,039	(1,037,669)	1,052,731
Accrued expense	3,104,221	(1,759,296)	(2,119,925)
Other current liabilities	(800)	2,725,553	(1,057,116)

Net cash provided by (used in) operating activities	$(4,013,319)	$(6,284,639)	$(6,695,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in intercompany receivable	2,647,705	11,526,521	845,453
Decrease (increase) in intercompany payable	6,378,596	(5,492,348)	5,753,019
Increase in investment in subsidiaries	(6,000,000)	(1,000,000)	—

Net cash provided by (used in) investing activities	$3,026,301	$5,034,173	$6,598,472

CASH FLOWS FROM FINANCING ACTIVITIES
Exercise of warrants to purchase Series A preference shares	160,000	—	—
Exercise of stock options	812,739	4,000	—

Net cash provided by (used in) financing activities	$972,739	$4,000	$—

NET DECREASE IN CASH	(14,279)	(1,246,466)	(97,419)
CASH, BEGINNING OF YEAR	3,123,257	3,108,978	1,862,512

CASH, END OF YEAR	$3,108,978	$1,862,512	$1,765,093

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

BCD Semiconductor Manufacturing Limited

We have audited the accompanying consolidated balance sheet of BCD Semiconductor Manufacturing Limited and Subsidiaries (collectively, the “Company”) as of June 30, 2010 and the related consolidated statements of operations, shareholders’ capital deficiency and comprehensive income and loss, and cash flows for the six months ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BCD Semiconductor Manufacturing Limited and Subsidiaries as of June 30, 2010 and the result of their operations and their cash flows for the six months ended June 30 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

Taipei, Taiwan

The Republic of China

December 27, 2010

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Balance Sheets

(In U.S. Dollars)

	As of December 31, 2009	As of June 30, 2010	Pro Forma June 30, 2010 (Unaudited) (Note 22)

ASSETS
CURRENT ASSETS
Cash	$32,205,417	$32,889,275
Restricted cash	6,356,827	8,147,261
Accounts receivable, net	13,691,947	19,442,469
Inventories	15,658,779	17,897,800
Excess value-added tax paid	1,145,013	2,182,844
Prepaid expenses and other current assets	3,071,867	3,475,538

Total current assets	72,129,850	84,035,187

PROPERTY, PLANT AND EQUIPMENT, NET	21,022,139	23,619,282

LAND USE RIGHT, NET	2,956,965	2,955,610

INVESTMENT IN EQUITY SECURITIES	1,539,205	1,547,659

OTHER ASSETS	2,151,314	2,179,305

TOTAL	$99,799,473	$114,337,043

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$8,578,059	$5,890,235
Accounts payable	16,101,780	20,939,171
Notes payable	10,878,416	12,811,262
Accrued expenses	4,936,577	3,903,318
Payable for purchase of property, plant and equipment	1,167,278	1,990,828
Withholding tax liability	1,763,519	1,845,777
Warrant liability	2,011,173	1,476,890	$—
Other current liabilities	1,589,676	1,999,077

Total current liabilities	47,026,478	50,856,558

OTHER LIABILITIES
Deferred rent—noncurrent	139,498	122,731
Performance obligation	3,015,863	3,032,428
Obligation under capital lease—noncurrent	322,667	294,897

Total other liabilities	3,478,028	3,450,056

Total liabilities	50,504,506	54,306,614

COMMITMENTS AND CONTINGENCIES (Note 13)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES
Authorized—63,500,000 shares; $0.001 par value
Issued and outstanding—58,235,289 shares at December 31, 2009 and June 30, 2010
Liquidation preference—$90,879,112 at December 31, 2009 and June 30, 2010	90,569,174	90,569,174	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, $0.001 par value; authorized—200,000,000 shares; issued and outstanding—16,710,192 shares as of December 31, 2009 and 16,843,525 shares as of June 30, 2010	16,710	16,844	—
Pro forma issued and outstanding—80,078,814 shares (unaudited)			80,079
Additional paid-in capital	11,200,879	11,864,744	115,647,573
Accumulated other comprehensive income	5,751,670	6,171,403	6,171,403
Accumulated deficit	(58,243,466)	(48,591,736)	(60,391,736)

Total shareholders’ equity (capital deficiency)	(41,274,207)	(30,538,745)	$61,507,319

TOTAL	$99,799,473	$114,337,043

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Operations

(In U.S. Dollars)

	Six Months Ended June 30
	2009	2010
	(Unaudited)
NET REVENUE
IC products	$38,716,282	$58,405,331
Foundry services	3,554,517	4,296,379

Total net revenue	42,270,799	62,701,710

COST OF REVENUE
IC products (including share-based compensation expense of $86,720 and $38,563 for the six months 2009 and 2010, respectively)	32,324,710	40,628,245
Foundry services (including share-based compensation expense of $5,758 and $1,884 for the six months 2009 and 2010, respectively)	2,146,183	1,985,196

Total cost of revenue	34,470,893	42,613,441

GROSS PROFIT	7,799,906	20,088,269

OPERATING EXPENSES
Research and development (including share-based compensation expense of $118,590 and $80,296 for the six months 2009 and 2010, respectively)	2,849,722	3,691,790
Selling and marketing (including share-based compensation expense of $115,373 and $82,036 for the six months 2009 and 2010, respectively)	2,259,294	3,165,898
General and administrative (including share-based compensation expense of $432,203 and $433,720 for the six months 2009 and 2010, respectively)	3,194,889	3,360,050

Total operating expenses	8,303,905	10,217,738

INCOME (LOSS) FROM OPERATIONS	(503,999)	9,870,531

OTHER INCOME (EXPENSE)
Interest income	181,009	164,677
Interest expense	(504,240)	(216,441)
Foreign exchange loss	(35,102)	(248,646)
Gain on valuation of warrant liability	148,068	534,283
Gain on valuation of financial instruments	—	58,043
Other income, net	253,603	5,756

Other income, net	43,338	297,672

INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(460,661)	10,168,203
INCOME TAX EXPENSE	—	516,473

NET INCOME (LOSS) ATTRIBUTABLE TO SHAREHOLDERS	(460,661)	9,651,730
ACCRETION OF SERIES C PREFERENCE SHARES	(57,806)	—
ALLOCATION OF NET INCOME TO PARTICIPATING CONVERTIBLE PREFERENCE SHAREHOLDERS	—	(7,486,417)

NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(518,467)	$2,165,313

NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF BCD SEMICONDUCTOR MANUFACTURING LIMITED
Basic—ordinary shares	$(0.03)	$0.13

Basic—convertible preference shares	$—	$0.13

Diluted—ordinary shares	$(0.03)	$0.08

Diluted—convertible preference shares	$—	$0.13

SHARES USED TO COMPUTE NET INCOME (LOSS) PER SHARE
Basic—ordinary shares	16,710,192	16,740,748

Basic—convertible preference shares	—	58,235,289

Diluted—ordinary shares	16,710,192	26,781,809

Diluted—convertible preference shares	—	58,604,520

PRO FORMA NET INCOME PER SHARE (NOTE 22)
- Basic and diluted—ordinary shares		$(0.03)

SHARES USED TO COMPUTE PRO FORMA NET INCOME PER SHARE (NOTE 22)
- Basic and diluted—ordinary shares		79,976,037

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss

(In U.S. Dollars)

			Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Ordinary Shares
	Shares	Capital
BALANCE, JANUARY 1, 2010	16,710,192	$16,710	$11,200,879	$5,751,670	$(58,243,466)	$(41,274,207)
Net income	—	—	—	—	9,651,730	9,651,730
Foreign currency translation adjustments	—	—	—	419,733	—	419,733

Total comprehensive income						10,071,463

Share-based compensation	—	—	636,499	—	—	636,499
Exercise of stock options	133,333	134	27,366	—	—	27,500

BALANCE, JUNE 30, 2010	16,843,525	$16,844	$11,864,744	$6,171,403	$(48,591,736)	$(30,538,745)

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Consolidated Statements of Cash Flows

(In U.S. Dollars)

	Six Months Ended June 30
	2009	2010
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(460,661)	$9,651,730
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,844,912	1,734,246
Share-based compensation expense—employees	751,892	635,327
Share-based compensation expense—non-employees	6,752	1,172
Gain on disposal of property, plant and equipment	(119,286)	(3,384)
Provisions for accounts receivables	(18,543)	(40,058)
Provisions for inventory	1,054,504	1,028,427
Deferred income tax	—	(698)
Gain on valuation of warrant liability	(148,068)	(534,283)
Gain on valuation of financial instruments	—	(58,043)
Change in operating assets and liabilities:
Accounts receivable	(7,693,878)	(5,710,464)
Inventories	4,857,513	(3,267,448)
Excess value-added tax paid	778,532	(1,037,831)
Prepaid expenses and other current assets	585,965	(342,837)
Accounts payable	3,882,560	4,837,391
Notes payable	3,421,532	1,932,846
Accrued expenses	(1,328,931)	(1,018,607)
Withholding tax liability	(1,687)	82,258
Other current liabilities	(52,099)	482,534
Deferred rent	(37,208)	(31,419)

Net cash provided by operating activities	$7,323,801	$8,340,859

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(3,150,818)	(1,751,132)
Acquisition of property, plant and equipment	(1,278,430)	(3,361,129)
Acquisition of land use right	—	(101,053)
Proceeds from disposal of property, plant and equipment	122,540	11,712
Acquisition of other assets	(47,411)	(30,084)

Net cash used in investing activities	$(4,354,119)	$(5,231,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	8,573,173	5,875,091
Repayments for short-term bank loans	(8,658,233)	(8,562,915)
Exercise of stock options	—	27,500
Principal paid under capital lease	—	(16,290)

Net cash used in financing activities	$(85,060)	$(2,676,614)

NET INCREASE IN CASH	2,884,622	432,559
EFFECTS OF EXCHANGE RATE CHANGES	17,691	251,299
CASH, BEGINNING OF PERIOD	20,774,136	32,205,417

CASH, END OF PERIOD	$23,676,449	$32,889,275

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$4,992	$346,026

Interest paid	$524,764	$220,377

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$(213,539)	$823,550

The accompanying notes are an integral part of the consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.    Organization and Principal Activities

BCD Semiconductor Manufacturing Limited (“BCD”) was incorporated as a limited company under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) specialize in the design, manufacture and sale of a broad range of power management semiconductors. The subsidiaries located in Taiwan, Hong Kong and the United States of America primarily perform selling and marketing activities; while primary manufacturing and research and development activities as well as portion of selling and marketing activities are performed by the subsidiaries located in the People’s Republic of China (“PRC”). The Company established an office in South Korea to provide after-sales, marketing and logistic services to Korean customers.

Prior to 2009, BCD had established two subsidiaries in PRC: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”) and BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities. BCD Shanghai is located in ZiZhu Science-based Industrial Park in Shanghai (“ZiZhu Science Park”) and has had no operations since its inception in 2005.

In November 2009, the Company established BCD Shanghai Micro-Electronics Limited (“BCD (Shanghai) ME”) which was co-invested by SIM-BCD and BCD Shanghai (Note 13).

2.    Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements of the Company are prepared in accordance with the rules and regulations of the Securities and Exchange Commission and accounting standards generally accepted in the United States of America (“U.S. GAAP”). The interim financial data as of June 30, 2009 and for the six months ended June 30, 2009 is unaudited. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period. The Company believes that the disclosures are adequate to make the information presented not misleading.

The accompanying consolidated financial statements should be read in conjunction with the consolidated financial statements, accounting policies and footnote disclosures thereto included in the Company’s audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. In opinion of the management, the accompanying unaudited consolidated financial statements for the six months ended June 30, 2009 reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the consolidated financial statements is derived from the Company’s audited consolidated financial statements for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the allowances for doubtful accounts, sales discounts, valuation of inventories, valuation of derivative instruments, useful lives and commencement of productive use of property, plant and equipment, impairment of investment and long-lived assets, accruals for product warranty costs, valuation of warrant liability and share-based compensation expense.

Risks, Uncertainties and Concentrations of Credit Risk

The Company participates in the high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: the Company’s ability to expand its market share with leading original design manufacturers (ODMs) and original equipment manufacturers (OEMs) as customers, its average selling prices and its sales volumes, costs or product developments, its plans regarding the construction of its second fab, its manufacturing results and the economic political and social condition in China.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, restricted cash, accounts receivable and derivatives held for trading. Derivatives with positive fair values at the balance sheet date are evaluated for credit risk. The Company places its cash with financial institutions with high-credit ratings and quality. The counter-parties to the derivatives are reputable financial institutions and business organizations. Management does not expect the Company’s exposure to default by those parties to be material. The Company conducts credit evaluations of customers and, starting from 2009, requires collateral or other security from its distributors. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

Cash

Cash consists of cash on hand, checking and savings accounts which are unrestricted as to withdrawal or use.

Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials, labor and where applicable, indirect labor costs and overhead that have been incurred in bringing the inventories to their present location and condition. Cost is calculated on a weighted average basis. The Company periodically assesses the values of inventories and, when appropriate, writes down the values of inventories through charges to cost of revenue. The assessments are generally based on a comparison of inventory quantities on hand at period end and inventory quantities shipped over the last six months, determined by product line. Progressive rates from 50% to 100% are applied to slow-moving inventories based on aging of the items and shipments made over the last six months. In addition, the values of inventories aged over two years are fully written down.

Excess value-added tax paid

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity engaged in the sale of goods, the provision of specified services and the importation of goods in PRC is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. In addition, producers or trading companies who export their products are generally exempted from VAT and are refunded monthly a certain percentage of the VAT they have paid to their suppliers with regard to the exported products. As of December 31, 2009 and June 30, 2010, the excess value-added tax paid amounted to $1,145,013 and $2,182,844, respectively, of which $703,809 and $1,103,412 were refunded in January 2009 and July 2010, respectively.

Derivative Instruments

A substantial majority of the Company’s revenues are denominated in U.S. dollars, while the manufacturing and operation costs are incurred at RMB. Therefore, changes in U.S. dollars to RMB currency exchange rates could have an impact on the Company’s results of operations and cash flows. As management believes risk reduction can be effectively achieved, the Company uses forward contracts as a tool to mitigate the adverse impact on its financial statements caused by fluctuations on the exchange rate since January 2010 (Note 16). The Company did not enter into foreign currency derivative contracts for purpose other than risk management.

The Company adopted Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging”, to account for the derivative instruments. In accordance with ASC Topic 815, a derivative that does not meet the criteria for hedge accounting is classified as a financial asset or a financial liability held for trading. The Company did not designate the forward contracts to be accounted for under hedge accounting. At each reporting period end, the Company evaluates the fair value of derivatives outstanding. If the fair value of the derivative is positive, the derivative is recognized as a financial asset under other current assets; otherwise, the derivative is recognized as a financial liability under other current liabilities. Changes in the fair value are recognized as gain/(loss) on valuation of financial instruments on the consolidated statement of operations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Certain external costs directly related to the construction of such properties including professional fees, duties and tariffs, equipment installation and shipping costs as well as borrowing costs for qualifying assets are capitalized in accordance with the Company’s accounting policy.

Depreciation commences when the assets are put into service. Property, plant and equipment are depreciated on a straight-line basis over the following estimated useful lives:

Building	40 years
Manufacturing equipment	3 or 5 years
Furniture and office equipment	3 to 5 years
Software	5 years
Transportation equipment	5 years

Leasehold improvements are depreciated over their useful lives (usually 5 years) or lease term, whichever is shorter.

Impairment of Long-lived Assets

The Company reviews the carrying amount of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Events the Company considers important which could trigger an impairment review include, but are not limited to, the following: (i) significant under performance relative to historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or our overall business strategy; and (iii) significant unfavorable industry or economic trends. When those events occur, the Company determines impairment by comparing the carrying amount of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value based on the present value of estimated future cash flows.

Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right, which is 50 years.

Investment in Equity Securities

Investments in equity securities which the Company does not have significant influence are accounted for by the cost method. Under the cost method, the Company records an investment in the equity securities of an investee at cost, and recognizes income when dividends received are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the Company only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and should accordingly be recognized.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 320, “Investments—Debts and Equity Securities” and used the guidelines therein to determine whether the impairment of its investment in equity securities accounted under the cost method is temporary or other-than temporary. The Company evaluates whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment (an “impairment indicator”). If an impairment indicator is present, it may indicate that a decrease in value of the investment has occurred. In determining whether the decline in value of the investments was other-than-temporary, the Company considers several factors including, but not limited to, its intention and ability to hold the investment, the financial condition and near-term prospects of the investee, severity of impairment, duration of impairment and forecasted recovery of investment. The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to various risks and uncertainties. The risks and uncertainties include changes in the economic climate, strategy of the company and management of the investee. Once an indicator for other than temporary impairment exists, the Company determines the fair value of the non-marketable equity investments using the market approach. The market approach includes the use of financial metrics and ratios of comparable public companies. The selection of comparable companies requires management judgment and is based on a number of factors, including but not limited to, comparable companies’ sizes, growth rates, industries and other relevant factors.

Warrant Liability Valuation

The Company adopted ASC Topic 480, “Distinguishing Liabilities from Equity,” and all outstanding warrants that were issued to purchase Series B and Series C preference shares except those issued to employees as stock compensation were reclassified as a liability and remeasured at fair value. The change in fair value of warrant liability was then charged to income. The fair value of the warrant liability is estimated using the Black-Scholes option pricing model, which takes into account the following factors: (i) the exercise price of the warrant, (ii) the estimated fair value of the underlying preference shares, (iii) the expected life of the warrants, (iv) the expected volatility, (v) the risk-free interest rate during the expected life of the warrants and (vi) the expected dividend yield of the underlying preference shares. These assumptions are inherently uncertain and highly subjective. The value of the warrant liability increased by $148,068 (unaudited) and $534,283 for the six months ended June 30, 2009 and 2010, respectively.

Leases

The Company categorizes leases at their inception as either operating or capital leases. Leases which transfer substantially all benefits and risks incidental to ownership of assets are accounted for as acquisitions of assets and incurrence of obligation at the inception of the lease. Obligations under capital leases are reduced by rental payments net of imputed interest. On certain of its lease agreements, it may receive rent holidays and other incentives. It recognizes lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives the Company receives are treated as a reduction of its costs over the term of the agreement.

Revenue Recognition

The Company recognizes revenue, net of value-added tax, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectability is reasonably assured. Revenue from the sale of products is recognized upon shipment (when title and risk passes) to customers, net of accruals for estimated sales returns and allowances. The Company recognizes revenue from the analog foundry service contracts upon completion of the services performed and the shipment of the underlying wafers or ICs manufactured under the contracts.

The majority of the Company’s sales are made through distribution arrangements with third parties. The Company recognizes revenue upon shipment to the majority of those third party distributors under these distribution arrangements. The Company’s payment terms with its distributors are generally 45 to 75 days from invoice date, and the Company’s arrangements with its distributors do not include price protection provisions. The majority of the Company’s distribution agreements include non-exclusive rights to sell and the agreement to use best efforts to promote and develop a market for the Company’s products in certain regions of the world. The agreements are subject to termination by either party with up to three months notice.

Revenue for the sales made to third party distributors is not recognized if the Company observed any of the conditions listed below which may indicate that collection is not reasonably assured: (i) shipments to distributors when inventories at a distributor are in excess of three months of supply; (ii) shipments to any distributor for which 10% of its accounts receivable balance is greater than 120 days old; (iii) shipments to any distributor on non-standard sales terms, e.g., extended payments terms, additional rights of returns or allowances, inventory consignments, etc; (iv) shipments to any new distributor, if such distributor has been qualified as medium or high risk; or (v) other indications that may represent the collection of receivable is not reasonably assured. Accordingly, revenue of $848,668 and $1,277,511 was not recognized upon shipment as of December 31, 2009 and June 30, 2010, respectively. In these cases, revenue is recognized when the revenue recognition criteria are met. Consistent with the recognition of revenue, the related inventory is not relieved at time of shipment.

The Company offers sales incentives to distributors based on the monetary value of sales made to them. Sales discounts are granted to distributors who meet the pre-determined sales targets and such sales discounts are controlled to not exceed 0.8% of total revenue generated by distributors. Such incentives are accrued for at the time of sales and recorded as a reduction of the related revenue.

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. Warranty returns have been infrequent and relate to defective or off-specification parts. To date, the Company has not experienced significant costs associated with warranty returns.

Shipping and Handling Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the statements of operations. Shipping and handling costs are charged to cost of revenue as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Foreign Currency Transactions and Translation

The reporting currency of the Company is the U.S. dollar. Foreign currency transactions are recorded in U.S. dollars at the current exchange rate in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in a foreign currency are recognized in current operations. At the balance sheet date, assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in current operations.

The functional currencies of the Company’s subsidiaries are their respective local currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated using average rates for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Deferred Offering Expenses

In accordance with ASC 340, “Other Assets and Deferred Costs,” offering expenses related to legal, underwriting and accounting fees incurred in connection with the Company’s proposed IPO were deferred and will be charged against the gross proceeds of the offering upon the receipt of the capital raised or will be expensed in the event that the proposed IPO is terminated. As of June 30, 2010, the Company has not incurred significant IPO related expenses. As of December 27, 2010, the related expenses amounted to $1,956,571.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provision for income taxes. The Company did not identify significant unrecognized tax benefits for the six months ended June 30, 2009 and 2010. The Company did not incur any interest or penalties related to potential underpaid income tax expenses.

Accounting for Share-based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). The Company currently uses the Black-Scholes option-pricing model to estimate the fair value of its share-based payments. The Black-Scholes option-pricing model is based on a number of assumptions, including historical volatility, expected life, risk-free interest rate and expected dividends.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during a period except for those resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of shareholders’ capital deficiency and comprehensive income and loss.

Fair Value Measurements

The Company adopted the provisions of ASC 820, “Fair Value Measurements and Disclosures.” This guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles in the United States of America, and requires that assets and liabilities carried at fair value be classified and disclosed in one of the three categories, as follows:

–	Level 1: Quoted market prices in active markets for identical assets and liabilities;

–

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

–	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying value of cash, restricted time deposits, accounts receivable, short-term bank loan and notes and account payables approximates the fair value due to their short-term maturities. For recognition purposes, the Company measures its derivative instruments and warrant liability at fair value on a recurring basis. See Notes 15 and 16 for further details on fair value measurements.

Recent Accounting Pronouncements

In January 2010, the FASB issued the Accounting Standards Update (“ASU”) No. 2010-06. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures”, that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. As applicable to the Company, this will become effective for interim and annual reporting periods beginning after December 15, 2009. See notes 15 and 16 related to warrant liability and foreign currency forward contracts, respectively, to the Company’s consolidated financial statements for the disclosures required by ASU No. 2010-06.

In April 2010, the FASB issued ASU No. 2010-17 under Topic 605, “Revenue Recognition”, regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company anticipates the adoption of this pronouncement would have no material impact on its consolidated financial statements.

In April 2010, FASB issued ASU No. 2010-13 under Topic 718, “Compensation—Stock Compensation”, regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

3.    Net Income (Loss) Per Share

Basic and diluted net income (loss) per share is computed using the weighted-average number of ordinary shares outstanding during the period. When calculating net income per share, the two class method has been used, and net income has been allocated on a pro rata basis to the ordinary shares and convertible preference shares to the extent that each class may share income for the period. In periods with profits from continuing operations, potential ordinary shares, computed using the treasury stock method, including options and warrants will only have a dilutive effect when the average fair value of ordinary shares during the period exceeds the exercise price of those instruments. For the potential ordinary shares issuable upon conversion of convertible preference shares computed under the if-converted method, they would be excluded from the computation of net income per share if the inclusion will result in antidilutive effect. The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders.

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Numerator:
Net income (loss)	$(460,661)	$9,651,730
Accretion of Series C preference shares	(57,806)	—
Income attributable to convertible preference shareholders	—	(7,486,417)

Net income (loss) attributable to ordinary shareholders	$(518,467)	$2,165,313

Denominator:
Weighted-average ordinary shares outstanding
- Basic	16,710,192	16,740,748
Diluted shares
Options to purchase ordinary shares	—	10,016,901
Warrants to purchased ordinary shares	—	24,160

Weighted-average outstanding shares
- Diluted	16,710,192	26,781,809

Basic net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$(0.03)	$0.13

Diluted net income (loss) per share:
Net income (loss) attributable to ordinary shareholders	$(0.03)	$0.08

After deducting income attributable to convertible preference shareholders and accretion of Series C preference shares from income (loss) to determine net income (loss) attributable to ordinary shareholders, the following warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were excluded from the computation of diluted net income (loss) per ordinary share as the effects of purchasing or converting those potential ordinary shares and increasing the income attributable to ordinary shareholders following such purchases and conversions would not have been dilutive under the if-converted method:

	As of June 30
	2009	2010
	(Unaudited)
Number of warrants to purchase ordinary shares	202,500	—
Number of warrants to purchase Series C preference shares	1,600,000	1,600,000
Number of options to purchase ordinary shares	15,607,445	—
Series A preference shares	27,660,000	27,660,000
Series B preference shares	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000

The Company applies the two-class method in accordance with the provisions of ASC Topic 260, “Earnings Per Share”, which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association. ASC Topic 260 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of ordinary shares outstanding during the period that are not subject to vesting provisions.

Further, the following table sets forth the computation of basic and diluted net income per share attributable to participating securities holders:

Six Months Ended June 30, 2010
Numerator:
Income attributable to convertible preference shareholders	$7,486,417

Denominator:
Weighted-average convertible preference shares outstanding—Series A through C—Basic	58,235,289
Diluted shares
Warrants to purchase Series C preference shares	369,231

Weighted-average convertible preference shares outstanding – Diluted	58,604,520

Basic net income per share:
Net income attributable to convertible preference Shareholders	$0.13

Diluted net income per share:
Net income attributable to convertible preference Shareholders	$0.13

As of June 30, 2010, the following ordinary shares and warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were outstanding:

Ordinary shares	16,843,525
Number of warrants to purchase ordinary shares	202,500
Number of warrants to purchase Series C preference shares	1,600,000
Number of options to purchase ordinary shares, vested or expected to vest	14,955,708
conversion of Series A preference shares	27,660,000
conversion of Series B preference shares	10,575,289
conversion of Series C preference shares	20,000,000

Total	91,837,022

4.    Restricted Cash

Restricted cash is pledged as collateral when the Company enters into agreements with banks for certain credit lines. As of December 31, 2009 and June 30, 2010, the restricted cash of $6,256,827 and $6,969,864 was pledged as collateral for a credit line for issuance of bank acceptance notes and letters of credit; while as of June 30, 2010, an additional $1,077,397 was pledged as collateral for the forward contracts outstanding. (Notes 12 and 16)

In addition, as of December 31, 2009 and June 30, 2010, there is a time deposit of $100,000 pledged to a supplier as collateral for purchase.

5.    Allowance for Doubtful Accounts, Stock Rotation and Sales Discounts/Rebates

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Allowance for doubtful accounts
Balance at beginning of year	$138,739	$118,867
Reversal from expenses	(90,654)	(79,626)
Write-off	(1,159)	(22,335)

Balance at end of period	$46,926	$16,906

Allowance for stock rotation
Balance at beginning of year	$381,550	$—
Reversals credited to sales	(181,019)	—
Deductions	(122,171)	—

Balance at end of period	$78,360	$—

Allowance for sales discounts/rebates
Balance at beginning of year	$47,444	$668,424
Additions charged against sales	253,130	39,568
Deductions	—	(294,060)

Balance at end of period	$300,574	$413,932

6.    Inventories

	December 31, 2009	June 30, 2010
Raw materials	$2,000,521	$2,911,625
Work in process	7,557,550	8,352,082
Finished goods	6,100,708	6,634,093

	$15,658,779	$17,897,800

7.    Property, Plant and Equipment, Net

	December 31, 2009	June 30, 2010
Building	$11,129,174	$11,242,656
Manufacturing machinery and equipment	54,833,352	57,481,510
Leasehold improvements	5,234,943	5,752,696
Furniture and office equipment	4,325,913	4,824,308
Software	5,232,252	5,275,222
Transportation equipment	185,535	175,910
Prepaid on equipment purchases	325,882	857,758

	81,267,051	85,610,060
Less: Accumulated depreciation	(60,244,912)	(61,990,778)

	$21,022,139	$23,619,282

The Company has purchased machinery and equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor machinery and equipment for years. One of the Company’s shareholders and directors is a director of Techlink and owns a majority interest in Techlink. Manufacturing machinery and equipment costing $900,600 was acquired from Techlink on an arms-length basis for the six months ended June 30, 2010. Payable to Techlink for the purchase of equipment at June 30, 2010 was $904,992.

Depreciation expense for the six months ended June 30, 2009 and 2010 was $1,796,050 (unaudited) and $1,702,241, respectively.

8.    Land Use Right, Net

	December 31, 2009	June 30, 2010
Land use right	$3,195,304	$3,227,433
Less: Accumulated amortization	(238,339)	(271,823)

	$2,956,965	$2,955,610

All land in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Amortization expenses for the six months ended June 30, 2009 and 2010 were $48,862 (unaudited) and $32,005 respectively. The estimated amortization expense for the remaining six months of 2010 and for each of the five succeeding years is $32,360 (equivalent to RMB219,758) and $64,721 (equivalent to RMB439,516), respectively, as of June 30, 2010.

9.    Investment in Equity Securities

In May 2008, the Company’s subsidiary, SIM-BCD, acquired an interest of 11% shares of equity in Dayan Technology Industry Co., Ltd. Shenzhen (“Dayan”) by cash at the price of RMB10,510,000 (equivalent to US$1,501,386). As the Company does not have significant influence on Dayan’s operation, the investment is accounted for under the cost method. As of June 30, 2010 there is no indicator that an other than temporary impairment exists.

10.    Income Tax

BCD is not subject to income or other taxes in Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located.

BCD’s PRC subsidiary, SIM-BCD and BCD Shanghai, were entitled to a five-year tax holiday for exemption from PRC income tax for two years commencing from the first profit making year after utilizing all prior year tax losses and thereafter a 50% relief from PRC income tax for the next three years. SIM-BCD was further entitled to a preferential tax rate of 15%. Under the requirement of new tax law effective on January 1, 2008, SIM-BCD and BCD Shanghai began to utilize the tax holiday from 2008 through 2012, and SIM-BCD was required to transit its enacted rate of 15% to 25% within a five year period starting from 2008. As a result, the applicable tax rates for SIM-BCD and BCD Shanghai are as follows:

	SIM-BCD	BCD Shanghai
2008 and 2009	0.0%	0.0%
2010	11.0%	12.5%
2011	12.0%	12.5%
2012	12.5%	12.5%
2013 and thereafter	25.0%	25.0%

The 2008 new tax law allows state-encouraged High and New Technology Enterprises to be eligible for a reduced enterprise income tax rate of 15%. In December 2008, SIM-BCD obtained the certification of High and New Technology Enterprise, which is expected to be renewed in 2011; however, there is no assurance that such renewal can be obtained. If SIM-BCD continues qualifying as High and New Technology Enterprise, then its applicable tax rate would be 15% for 2013 and afterwards.

BCD (Shanghai) ME was established in November 2009, and commenced its operation in July 2010, and is subject to a tax rate of 25% in 2010. The Company intends to qualify BCD (Shanghai) ME as a High and New Technology Enterprise, but the Company may not be able to obtain this qualification.

BCD’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, the Republic of China (Taiwan) and Hong Kong.

The Company adopted the provisions of ASC Topic 740, “Income Taxes”, and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on technical merits and the presumption that the tax position would be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of June 30, 2010, the Company has not recorded any tax liability based on the results of its assessment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance).

In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Based on the aforementioned tax law, BCD’s PRC subsidiaries are subject to tax examination in respect to past years at the tax authority’s discretion. To date, the tax returns from 2005 to 2007 of SIM-BCD were examined by the tax authority resulting in no significant tax liability.

Income (loss) before income taxes consisted of:

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Cayman Islands	$(1,453,536)	$(863,620)
Foreign	992,875	11,031,823

Total income (loss) before income taxes	$(460,661)	$10,168,203

Income tax expense (benefit) consisted of:

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Current	$—	$517,171
Deferred	—	(698)

Income tax expense	$—	$516,473

Subsidiaries of BCD file separate income tax returns. A reconciliation of the significant differences between the statutory income tax rate in China and the effective income tax rate on pretax income or loss is as follows:

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Statutory tax rate	25.00%	25.00%
Foreign and preferential tax rate differences applicable to foreign jurisdictions	(100.96)%	1.11%
Income exempted or expense not deductible for tax purpose	72.69%	(13.00)%
Benefit of tax holiday	28.80%	(8.88)%
Effect of tax rate change	0.00%	0.09%
Change in valuation allowance	(24.91)%	0.89%
Others	(0.62)%	(0.13)%

Effective tax rate	0.00%	5.08%

Income tax expenses recognized for the six months ended June 30, 2009 and 2010 were $0 (unaudited) and $516,473, respectively, which was arrived at by applying estimated effective tax rate to the pretax income. The estimated effective tax rate for the six months ended June 30, 2009 was 0% (unaudited), as the Company suffered a loss in the period and did not record any deferred taxes given the 0% applicable tax rate as well as the fact that the net deferred tax asset would have full valuation allowance recorded; and 5% for the six months ended June 30, 2010, as i) the major subsidiary, SIM-BCD, is making profit in the period and will be subject to 11% tax rate in 2010; ii) SIM-BCD is able to take advantage of extra 50% research and development expense deduction on current year taxable income; and iii) the revenue and income through the Company’s subsidiary registered in Hong Kong, which is acting as an sales agent and other service provider of SIM-BCD, are off-shore income according to Hong Kong tax law; therefore are exempted from income tax.

The components of deferred income tax assets and liabilities were as follows:

	December 31, 2009	June 30, 2010
Deferred tax assets
Loss carry forward	$456,028	$566,219
Inventory reserves	341,793	325,593
Accruals	321,179	322,943
Others	150,933	154,281

Total deferred tax assets	1,269,933	1,369,036
Valuation allowance	(481,757)	(575,829)

Net deferred income tax assets	$788,176	$793,207

Deferred tax assets
Current	$769,169	$772,693

Non-current	$19,007	$20,514

The valuation allowance relates to temporary differences for which the Company believes that realization is not more likely than not. The valuation allowance increased by $94,072 for the six months ended June 30, 2010, mainly due to the loss carryforward generated by BCD Shanghai’s operation. As of June 30, 2010, the PRC net operating loss carryforward amounted to $2,264,877, which was resulted from BCD Shanghai’s operation. The PRC net operating loss carryforward will expire in 2013 through 2014 if not utilized. The Company estimated the loss carryforward would not be realized and made a provision at full amount of the related deferred tax assets.

The aggregate amount and per share effect for the tax holiday commenced in 2010 are as follows:

Six Months Ended June 30, 2010
The aggregate dollar effect	$903,121

Per share effect—basic	$0.05

Per share effect—diluted	$0.03

11.    Short-Term Bank Loans

The Company has obtained short-term loans from the Agricultural Bank of China that are denominated in either U.S. dollar or RMB. The U.S. dollar-denominated loan bore fixed rate of interest at 3.68% in the six months period ended June 30, 2010 and was repaid in June 2010. The RMB-denominated loans bore floating interest rates ranging from 5.0445% to 5.31% in the six months ended June 30, 2010. The interest rate is adjusted every six months and is based upon the benchmark interest rate of People’s Bank of China. The loans are repayable on demand or within one year from the date of borrowing. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. Loans of $8,578,059 and $5,890,235 on December 31, 2009 and June 30, 2010, respectively, were guaranteed by one of BCD’s shareholders, Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”). The maximum guaranteed amount offered by Agricultural Bank of China to SIMIC is RMB60,000,000 (approximately $8,800,000).

Due to the short term nature of the maturities, the fair value of the Company’s borrowings approximates their carrying amounts.

12.    Notes Payable

Bank acceptance note, also known as banker’s acceptance, is a note drawn by the issuer and accepted by a bank. Upon bank’s acceptance, the payment of the note is guaranteed by the bank. The Company uses bank acceptance notes as payment instruments to its suppliers. Except for the bank charges of 0.05% of the principal amount at issuance, these bank acceptance notes are non-interest bearing and are due within six months of issuance. As of December 31, 2009 and June 30, 2010, the credit line for bank acceptance notes granted to the Company totaled to RMB110,000,000 and RMB130,000,000, respectively. Under the agreements entered into, the Company is required to maintain its savings balance at an amount not lower than 30% of the total credit line granted. As a result, time deposits totaling to $5,025,922 and $6,339,366 were pledged as collateral of bank acceptance credit line as of December 31, 2009 and June 30, 2010, respectively.

13.    Commitments and Contingencies

As of June 30, 2010, the Company had capital commitments related to future capital expenditure of $4,325,603, of which $857,758 had been paid on account.

Operating Leases

The Company leases office space and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. In addition, the Company leases manufacturing facilities located in Shanghai from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Rent expense for the six months ended June 30, 2009 and 2010 was $466,116 (unaudited) and $477,121, respectively, of which $234,563 (unaudited) and $223,361, respectively, was related to the lease with SIMIC.

As of June 30, 2010, minimum rental payments under the noncancelable leases were as follows:

2010 (remaining six months)	$387,844
2011	364,818
2012	231,950
2013	230,624
Thereafter	57,324

Total	$1,272,560

Warranty Liabilities

	Six-Months Ended June 30
	2009	2010
	(Unaudited)
Balance at beginning of period	$346,364	$483,013
Additions charged to costs	168,916	347,273
Deductions	(122,198)	(145,009)

Balance at end of period	$393,082	$685,277

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. The Company estimates the warranty liabilities based on historical experience and records the amount to cost of revenues. Warranty liabilities are included in other current liabilities on the consolidated balance sheets.

Contingencies

Indemnities—the Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Flextronics—the Company has received on August 5, 2009 a letter issued by a law firm representing Flextronics International Limited (“Flextronics”), alleging a U.S. patent infringement by the Company on its AP3705 and AP3706 products. However, Flextronics also expressed its intention for a possible commercial settlement in the said letter. On October 28, 2009, the Company offered to Flextronics a goodwill payment of $500,000, with payment conditions subject to further agreement by the parties, in exchange for a release of any charges of infringement by the AP3705/AP3706 products prior to agreement on settlement. In connection with the offer, the Company made a provision for the amount of $500,000 in 2009 recorded within general administrative expenses. In September 2010, the Company received correspondence from Flextronics alleging infringement of the same U.S. patent by another one of the Company’s products and expressing Flextronics’s interest in resuming negotiations. The Company has resumed negotiations with Flextronics but has not yet settled this matter.

Third party guaranty—In April 2010, SIM-BCD, the Company’s subsidiary, entered into a third party guaranty agreement with Shenzhen Development Bank to guarantee a loan of RMB25,000,000 borrowed by Shanghai SIMGUI Technology Co., Ltd. (“SIMGUI”), pursuant to the memorandum of understanding signed by SIM-BCD, SIMGUI and Shanghai Microelectronic Research Institute (“SMRI”), the major shareholder of SIMIC in November 2009. Subsequently, in accordance with the memorandum, the guaranty was terminated at the end of June 2010 by the full repayment of the loan by SIMGUI at SIM-BCD’s request as the Company currently plans to file for initial public offering.

ZiZhu Project—Consistent with the Company’s plan to construct and operate new wafer manufacturing, testing and packaging facilities in ZiZhu Science Park, the Company signed an investment agreement with ZiZhu Science-based Industrial Park Development Company (“ZiZhu Development”) in return for obtaining certain financial support

(hereunder, the “Project”). ZiZhu Development’s operations include land development and management of land use rights in ZiZhu Science Park, investment in high-tech businesses, construction of infrastructure and related activities. The significant progress of the Project is summarized below:

Period	Progress
June 2004	BCD signed an investment agreement with ZiZhu Development
June 2005	BCD Shanghai was established
December 2005	Original construction commencement date was postponed
February 2006	BCD Shanghai paid for, and obtained, the land use right
November 2006	BCD Shanghai filed a request to extend its initial capital contribution obligation
March 2007	BCD Shanghai received a subsidy from ZiZhu Development for the full price of the land use right
August 2007	BCD Shanghai filed another request to extend its initial capital contribution obligation
December 2007	BCD Shanghai finished the construction of a building, which currently houses the corporate headquarters and research and design activities
August 2009	BCD Shanghai returned a portion of the unused land to the Land Authority as the Company had reduced the scope of the project
November 2009	BCD (Shanghai) ME was established
February 2010	The title of the land use right was transferred to BCD (Shanghai) ME
April 2010	BCD Shanghai’s equity interest in BCD (Shanghai) ME is transferred to SIM-BCD, leaving SIM-BCD as the sole owner of BCD (Shanghai) ME

The key terms of the investment agreement are summarized as follows:

a.	BCD was to establish a new entity and construct two eight-inch wafer manufacturing facilities and two packaging and testing facilities in ZiZhu Science Park.

b.	To induce the Company to invest, construct and operate the aforementioned facilities in ZiZhu Science Park, ZiZhu Development was to assist BCD to acquire a land use right for 50 years within ZiZhu Science Park for the Project and agreed to fully reimburse BCD for the cost of the land use right.

c.	The facility construction noted in (a) was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right.

d.	ZiZhu Development was to assist BCD to obtain a bank loan totaling $70 million for the Project. In addition, the Shanghai Minhang District Government shall provide a government subsidy equal to 2% of the interest on such loan to the new entity.

e.	ZiZhu Development was to assist the new entity to be granted a favorable tax rate at 15% and entitled to the exemption from PRC income tax for five years commencing from 2008, and thereafter, a 50% relief from PRC income tax for the next five years.

Accordingly, BCD Shanghai, a wholly owned subsidiary of the Company, was established in June 2005 in accordance with the agreement noted above. In connection with establishing BCD Shanghai, the Company estimated the total project cost to be approximately $1 billion, which included an estimate of the construction costs of the proposed facilities to be built by BCD Shanghai, equipment costs for these facilities and future working capital needs. This estimate was then used for the purpose of establishing BCD Shanghai’s registered capital of $334 million, or 33% of the total projected cost in accordance with PRC regulations.

In accordance with the State-owned Land Use Right Grant Contract entered into by and between BCD Shanghai and Shanghai Minhang Land Planning Authority (the “Land Authority”) dated on February 15, 2006 (the “Land Use Right Grant Contract”), BCD Shanghai obtained a land use right with a term of 50 years and coverage of 109,809 square meters within ZiZhu Science Park. The total contracted price of the land use right (as amended) was RMB32,393,596 (equivalent to $4,040,865), which was fully paid by BCD Shanghai by April of 2006 together with the tax and service charges of RMB997,842 (equivalent to $124,474). In order to induce the Company to build its facilities in ZiZhu Science Park, ZiZhu Development contractually agreed to reimburse BCD Shanghai for the cost of land use right. Accordingly, ZiZhu Development reimbursed BCD Shanghai for the full price of the land use right in March 2007. Since the Company had a contractual obligation to return the land use right or the amounts reimbursed by ZiZhu Development if it failed to fulfill its construction commitment, the Company believed the performance obligation represented a liability. Consequently, the Company recorded a performance obligation to ZiZhu Development of RMB32,393,596 (equivalent to $4,739,647), which represented the amount it received from ZiZhu Development for reimbursement of the land use right, for its commitment to construct and operate two eight-inch wafer manufacturing facilities and two packaging and testing facilities. Moreover, BCD Shanghai was obligated to return part of the subsidy, amounting to RMB27,452,200, to ZiZhu Development if ZiZhu Development successfully assists BCD Shanghai in obtaining a government subsidy that is equivalent to the price of its land use right, in the 12-month period following BCD Shanghai’s first profit making year of operation as determined on a tax basis. To date, BCD Shanghai has not received any of these additional subsidies from the government as a result of ZiZhu Development’s assistance.

Under the terms of the original investment agreement, the construction of the two eight-inch wafer manufacturing facilities and two packaging and testing facilities was to commence by December 31, 2004 and was to be completed within two years following the acquisition of the land use right. However, due to the delay in the initial capital injection and the acquisition of the land use right, the construction of the facilities was also postponed to February 2008. In December 2007, BCD Shanghai finished the construction of its premises on the land located in ZiZhu Science Park and made use of them as research and development centers, testing rooms and corporate headquarters.

As noted above, the registered capital of BCD Shanghai is set as $334 million, of which $11 million had been contributed. In accordance with PRC laws, 15% of the registered capital of a foreign wholly-owned company must be contributed within three months after obtaining a business license. BCD Shanghai obtained its business license in June 2005, and therefore BCD should have contributed the initial 15% capital by September 2005. In November 2006, BCD Shanghai filed a request with the Shanghai Foreign Investment Commission, or SFIC, for extension of the outstanding initial capital injection to September 2007. SFIC in return submitted the request to the PRC Ministry of Commerce, or MOFCOM, recommending approval. In August 2007, BCD Shanghai filed another request to SFIC for further extension of the outstanding initial capital injection to March 31, 2008. SFIC again submitted the request to MOFCOM recommending approval. To date, the Company has not received any approval from MOFCOM.

Because of subsequent changes in the Company’s strategy and business needs, the Company believes that pursuing a project of the size contemplated by the agreement would be unnecessary from a capacity standpoint and not cost effective; and therefore, BCD no longer intends to inject the original amount of the registered capital and the total investment into BCD Shanghai. As the revised estimated project cost would be significantly lower, the Company undertook steps to reduce the required registered capital as well. In order to resolve the matters, the Company planned to undergo a reorganization as noted below.

In January 2009, BCD and BCD Shanghai entered into a supplement agreement with ZiZhu Development, whereby BCD and BCD Shanghai agreed to return the vacant land with coverage of 40,002 square meters in ZiZhu Science Park (original land use right amounted to 109,809 square meters) to the Land Authority, and agreed to give up all rights over the land returned which was granted to BCD and BCD Shanghai. Should BCD Shanghai receive any refund for the land use right returned from the Land Authority, the proceeds received should be immediately paid to ZiZhu Development. BCD Shanghai returned the aforementioned land to the Land Authority in August 2009, which led to a portion of the land use right subsidy received by BCD Shanghai being refunded to ZiZhu Development. Since approximately 36.4% of the land that was originally acquired was returned, the Company reduced the carrying amount of the land use right asset and the performance obligation at the date of return by a similar percentage, which amounted to $1,652,945 and $1,727,291, respectively. The land use right asset is recorded at historical cost and amortized over its expected life as disclosed in Note 8. The reduction of the land use right asset was, therefore, lower than that of the performance obligation due to the amortization of the land use right asset for the period from acquisition to the date a portion of the land was returned. The difference between land use right and performance obligation was then credited to earnings during the year. The performance obligation was reduced to $3,015,863 in 2009.

Following the land return transaction, the Company commenced its reorganization plan, which consists of the following steps:

(i)	Establishing a new entity held by SIM-BCD and BCD Shanghai, with BCD Shanghai transferring the title of the land use right and building to this newly established entity.

(ii)	Transferring BCD Shanghai’s equity interest in the new entity to SIM-BCD, leaving SIM-BCD the sole owner of the new entity.

(iii)	Negotiating a new agreement that would supersede the original investment agreement and the supplemental agreements with ZiZhu Development.

(iv)	Dissolving BCD Shanghai.

Subsequently in August 2010, BCD Shanghai and BCD Shanghai ME have entered into a new investment agreement with Zizhu Development (See Note 21).

14.    Retirement Benefit Plan

The employees of PRC subsidiaries are members of a State-managed retirement benefit plan operated by the PRC government. The PRC subsidiaries are required to contribute an amount equal to a specified percentage of their payroll costs to the retirement benefit plan to fund the benefits. The only obligation of the Company with respect to the retirement benefit plan is to make the specified contributions.

The expenses for the retirement benefit plan charged to income were $565,676 (unaudited) and $604,442 for the six months ended June 30, 2009 and 2010, respectively.

15.    Warrant Liability

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and were to expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at the grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. Pursuant to the resolution of general shareholders’ meeting held on February 4, 2009, the expiration of Series C warrants was extended to April 27, 2014 concurrently with the amendment on the redemption date of Series C preference shares. None of these warrants were exercised as of June 30, 2010.

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures”, which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The Company measures warrant liability at fair value on a recurring basis. The fair value is classified within level 3 of the fair value hierarchy because the Company determined that significant assumptions using unobservable inputs were required to determine fair value as of the measurement date.

As of December 31, 2009 and June 30, 2010, the warrant liability was re-measured to $2,011,173 and $1,476,890, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 2.747% and 1.182%, an expected life of 4.3 years and 1 year, 56.00% and 42.21% volatility and no dividend yield, respectively. The change in fair value of the warrant liability of $148,068 (unaudited) and $534,283 was recognized as a valuation gain for the six months ended June 30, 2009 and 2010, respectively. The following table provides a reconciliation of the beginning and ending balances for warrant liability:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Six-Months Ended June 30
	2009	2010
	(Unaudited)
Warrants to purchase Series C preference shares
Beginning balance	$2,156,329	$2,011,173
Total gains or losses (realized/unrealized)
Included in earnings	(148,068)	(534,283)
Included in other comprehensive income	—	—
Issuances, or settlements	—	—
Transfers in or out of Level 3	—	—

Ending balance	$2,008,261	$1,476,890

16.    Foreign Currency Forward

During the six months ended June 30, 2010, the Company entered into foreign currency forward contracts with Agriculture Bank of China, with the contracted notional amount totaling $44,760,000. In accordance with forward contracts, the Company is required to have on deposit 3% of the notional amount of outstanding forward contracts (Note 4). The forward contracts were carried at fair value based on the quote prices provided by the counter party. Since the quote prices are not derived from active markets, but are employing market observable inputs, the fair value is classified within level 2 of the fair value hierarchy in accordance with provisions of ASC Topic 820, “Fair Value Measurements and Disclosures.”

As of June 30, 2010, the notional amount of outstanding forward contracts was $35,760,000, which will be settled during the period from July 2010 to March 2011; the fair value of these outstanding forward contracts was $58,043 and was recognized under other current assets in the consolidated balance sheet. For the six months ended June 30, 2010, a valuation gain of $58,043 was recognized as other income in relation to the forward contracts.

17.    Capital Lease Obligation

In December 2009, the Company entered into a lease agreement for certain properties subject to capital leases. The obligations associated with these capital leases have been recorded. The recorded value and accumulated depreciation of the properties subject to capital leases, which were included in leasehold improvements, were $368,140 (equivalent to RMB 2,500,000) and $ 36,814 (equivalent to RMB 250,000) as of June 30, 2010, respectively.

These capital lease obligations have principal payments due at various dates from 2010 through 2015. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of June 30, 2010:

2010 (remaining six months)	$54,072
2011	108,145
2012	108,145
2013	108,145
2014	108,145
2015	9,012

Total minimum lease payments	495,664
Less: Amount representing interest	(143,901)

Present value of net minimum lease payments	$351,763

18.    Convertible Preference Shares

In January 2002, BCD issued 25,000,000 Series A convertible preference shares for cash of $9,986,221 and manufacturing equipment valued at $15,000,000.

In November 2002 and January 2003, BCD issued 10,520,000 Series B convertible preference shares for cash of $13,118,738. In addition, 55,289 Series B convertible preference shares were issued in January 2003 as an interest payment for a loan from shareholders for the period July through October 2002. The interest was accrued at 6% per annum and amounted to $69,112. In connection with the Series B financing, BCD issued warrants to certain investors to purchase additional Series B preference shares. All these warrants were canceled when expired in November 2008.

In May 2007, 160,000 Series A convertible preference shares were issued in accordance to the exercise of a warrant. The warrants to purchase Series A preference shares were treated as having expired in June 2005, however, the holder subsequently disputed the exercisable period of the warrants in December 2006. To settle the dispute, the Company allowed the holder to exercise the warrants in May 2007, and they were exercised.

Significant terms of the Series A and B convertible preference shares adopted under Bermuda law are as follows:

•	BCD’s Articles of Association adopted under Bermuda law designated 28,000,000 and 11,500,000 preference shares as Series A and B, respectively.

•

Holders of preference shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each preference share is entitled to the number of votes equal to the number of ordinary shares into which each preference share is convertible at the time of such vote. Holders of the preference shares also have the right to vote as a class on certain matters specified in BCD’s Articles of Association.

•

Dividends may be declared at the discretion of the board of directors and are noncumulative. To the extent declared, dividends of $0.08 and $0.10 per share per annum for Series A and B preference shares, respectively, must be paid prior to any payment of dividends to ordinary shareholders. As of June 30, 2010, no dividends had been declared or paid.

•

After dividends specified above have been paid or declared and set apart, any additional dividends or distributions shall be distributed among all holders of ordinary shares and preference shares in proportion to the number of shares of ordinary shares that would be held by each such holder if all shares of preference shares were converted to ordinary shares at the then effective conversion rate.

•

In the event of liquidation, dissolution or winding up of BCD, holders of the then outstanding Series A and B preference shares shall receive $1.00 and $1.25, respectively, per share, plus all declared but unpaid dividends, payable in preference and priority to any payments made to holders of the then outstanding ordinary shares. A liquidation, dissolution or winding up of BCD is deemed to include the acquisition of BCD by another entity by means of any transaction or a series of related transactions in which the shareholders of BCD immediately prior to such event do not own a majority of the outstanding shares of the surviving company.

•

Each holder of preference shares is entitled to convert any or all of its shares at any time into a number of ordinary shares as determined by dividing the respective preference share issue price by the conversion price in effect at the time of conversion. The conversion price of Series A and Series B preference shares is $1.00 and $1.25, respectively. In the event that the Company shall issue additional ordinary shares as defined in its Articles of Association for a consideration per share less than the conversion price of preference shares in effect to that date, then the conversion price of preference shares shall be reduced. Such conversion shall be automatic in the event of an IPO with net cash proceeds to the Company not less than $50 million and a per share offering price of at least $5.00 (a “Qualified IPO”).

BCD was originally incorporated under Bermuda laws. As stated above, an acquisition was deemed a liquidation event as defined in the by-laws of BCD under Bermuda laws, and required the payment of the original issue price plus any declared but unpaid dividends to the Series A and B preferred shareholders, which is in effect a redemption right.

As the redemption rights for Series A and B preference shares were not within the control of BCD, Series A and B preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.” Such determination remained true subsequent to incorporation under Cayman Islands law.

On April 22, 2004, BCD amended its Articles of Association to authorize the issuance of up to 24,000,000 Series C redeemable convertible preference shares with a par value of $0.001 per share and then issued 20,000,000 Series C preference shares to new investors at $2.50 per share, resulting in total proceeds of $49,976,992, net of issuance costs of $23,008. The carrying value of Series C redeemable convertible preference shares is accreted from the date of issuance through the earliest redemption date and the accretion is recorded as deemed dividends.

Holders of Series C preference shares have the same rights granted to holders of Series A and B preference shares plus the following additional rights:

•

At any time on or after April 27, 2009, holders of the then outstanding Series C preference shares may require BCD to redeem for cash all or a portion of the outstanding Series C preference shares at $2.50 per share plus all declared but unpaid dividends, if any, on such shares. As the redemption right is not within the control of BCD, Series C preference shares were recorded as mezzanine equity in accordance with ASC Topic 480, “Distinguishing Liabilities from Equity.”

•

To the extent dividends are declared by the board of directors, cash dividends in the amount of $0.20 per Series C preference share are payable in preference and priority to any payment of dividends to Series A and B preference shareholders and ordinary shareholders.

•

In the event of liquidation, holders of Series C preference shares shall receive $2.50 per share plus all declared but unpaid dividends, payable in preference and priority to any payments made or distribution of assets to Series A and B preference shareholders and ordinary shareholders.

In accordance with ASC Topic 470 “Debt,” the embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the ordinary share or other securities into which the security is convertible multiplied by the number of shares into which the security is convertible.

The effective conversion prices of the Series A, B, and C preference shares exceeded the fair value of ordinary shares at each grant date. Therefore, the preference shares did not have beneficial conversion features.

Currently the Company is in the midst of its IPO process for listing on the Nasdaq Global Market. In order to induce Series C preference shareholders to vote for the planned IPO, the board of directors approved to change the conversion price of Series C preference shares from $2.50 to $2.00 in August 2010 and such amendment was approved by the shareholders in November 2010. (Note 22)

On February 4, 2009, BCD held a special shareholders’ meeting to approve the proposed amendment on the redemption date of Series C preference shares. The redemption date of Series C preference shares was then amended as April 27, 2014 instead of April 27, 2009 and became effective immediately upon the approval of shareholders.

Following is a summary of convertible preference shares:

	Shares	Amount
Series A
Issuance of Series A preference shares at $1.00 per share (net of issuance cost of $13,779) with liquidation preference of $25,000,000 in 2002	25,000,000	$24,986,221
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $2,500,000 in 2005	2,500,000	2,500,078
Issuance of Series A preference shares at $1.00 per share with liquidation preference of $160,000 in 2007 upon exercise of warrants	160,000	160,000

Balance at December 31, 2009 and June 30, 2010	27,660,000	$27,646,299

Series B
Issuance of Series B preference shares at $1.25 per share (net of issuance cost of $31,262) with liquidation preference of $13,219,112 in 2002	10,575,289	$13,187,850
Issuance of Series B warrants in connection with Series B financing in 2002	—	(264,975)

Balance at December 31, 2009 and June 30, 2010	10,575,289	$12,922,875

Series C
Issuance of Series C preference shares at $2.50 per share (net of issuance cost of $23,008) with liquidation preference of $50,000,000 in 2004	20,000,000	$49,976,992
Issuance of Series C warrants in connection with Series C financing in 2004 (Note 15)	—	(838,094)

	20,000,000	49,138,898
Accretion of Series C preference shares to redemption value	—	114,017

Balance at December 31, 2004	20,000,000	49,252,915
Accretion of Series C preference shares to redemption value	—	171,423

Balance at December 31, 2005	20,000,000	49,424,338
Accretion of Series C preference shares to redemption value	—	172,019

Balance at December 31, 2006	20,000,000	49,596,357
Accretion of Series C preference shares to redemption value	—	172,618

Balance at December 31, 2007	20,000,000	49,768,975
Accretion of Series C preference shares to redemption value	—	173,219

Balance at December 31, 2008	20,000,000	49,942,194
Accretion of Series C preference shares to redemption value	—	57,806

Balance at December 31, 2009 and June 30, 2010	20,000,000	$50,000,000

19.    Share-Based Compensation

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “Plan”). The Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. The Company generally issues new shares upon the exercise of stock options. Options granted under the Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers or consultants as compensation which shall be vested depending on the achievement of pre-determined milestones of research and development projects and some options were granted with accelerated vesting if there is a change in control as defined in the Plan. The maximum number of options that may be granted under the Plan was 27,500,000 as of June 30, 2010.

A summary of option activity under the Plan as of June 30, 2010 and changes during the period then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2009	15,607,445	$0.55
Granted	653,000	1.56
Exercised	(133,333)	0.21
Forfeited or expired	(135,967)	0.43

Outstanding options at June, 30 2010	15,991,145	0.59	6.63	$26,438,635

Vested or expected to vest options at
June 30, 2010	14,955,708	0.58	6.88	$24,902,028

Exercisable options at June 30, 2010	10,136,075	0.58	5.89	$16,998,887

The weighted-average grant-date fair value of options granted during the six-month period ended June 30, 2009 and 2010 was $0.25 and $0.85, respectively. The total intrinsic value of options exercised in the six-month period ended June 30, 2010 was $189,833, while no options were exercised in the six-month period ended June 30, 2009.

Options granted under the Plan for the six months ended June 30, 2010 are summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
January 25, 2010	84,000	$1.07	$1.07	$—
April 30, 2010	569,000	1.63	1.63	—

	653,000

The options outstanding and exercisable by exercise price as of June 30, 2010 were as follows:

Exercise Price	Options Outstanding			Options Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price

< $1.00	12,031,895	$0.39	7.29	6,754,825	$0.29
$1.00 - $2.00	3,678,000	1.10	4.42	3,100,000	1.02
> $2.00	281,250	2.68	7.17	281,250	2.68

	15,991,145	0.59	6.63	10,136,075	0.58

As of June 30, 2010, there was $2,074,359 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the Plan. The expense is expected to be recognized over a weighted-average period of 2.09 years.

The compensation expense related to stock options was $758,644 (unaudited) and $636,499 for the six months ended June 30, 2009 and 2010, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below. The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future. The expected forfeiture rate is based on historical experience and expectations about future forfeitures.

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Risk-free interest rate	3.51%-4.76%	2.37%-2.86%
Expected term (in years)	5-6	5-6
Expected volatility	57.7%-58.4%	56.8%-58.2%
Expected dividend yield	—	—
Expected forfeiture rate	14%	14%

The Board of Directors approved, by unanimous written consent on April 17, 2009, a PRC Option Extension Program which was further amended by June 9, 2009 Board written consent. This program provides each PRC optionee an opportunity, upon ceasing to be an employee of the Company to elect to amend his option to extend the term of vested portion of such option by signing the Amended PRC Option Agreement and paying non-refundable consideration equal to aggregate exercise price. For the six months ended June 30, 2010, 10 employees elected to pay the consideration, which aggregated to $3,494 to obtain the right of extension of the vested options and resulted in incremental expense of $42,596, while no employee applied for the program for the six months ended June 30, 2009. Subsequently, in September 2010, the board of directors approved to discontinue the PRC Option Extension Program the later of the following dates: six months after the completion of the IPO, or the date the related government authorities permit the Company’s PRC employees to exercise the options.

Cash received from option exercise under the Plan for the six-month period ended June 30, 2009 and 2010 was $0 (unaudited) and $27,500, respectively.

As of June 30, 2010, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	202,500
Exercise of options to purchase ordinary shares:
Granted and outstanding	15,991,145
Available for grant	2,965,330

Total	78,994,264

20.    Segment and Geographic Information

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment. The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Six Months Ended June 30
	2009	2010
	(Unaudited)
Total net revenue:
PRC and Hong Kong	$22,865,381	$35,314,879
Taiwan	13,097,993	17,526,409
South Korea	4,250,769	6,528,144
North America	1,153,106	920,572
Others	903,550	2,411,706

	$42,270,799	$62,701,710

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Six Months Ended June 30
	2009	2010
	(Unaudited)
IC product revenue:
Linear IC	$30,213,915	$41,142,987
AC/DC IC	5,662,883	11,833,329
DC/DC IC	1,400,758	2,989,613
Other IC	1,438,726	2,439,402
Service revenue:
Foundry services	3,554,517	4,296,379

	$42,270,799	$62,701,710

The locations and net book value of long-lived assets were as follows:

June 30, 2010
PRC	$26,443,037
Taiwan	79,878
South Korea	51,977

$26,574,892

The majority of the Company’s sales are to distributors, which then sell to end customers. For the six months ended June 30, 2009 and 2010, no customers accounted for 10% of net revenue.

21.    Subsequent Events

The Company has evaluated events subsequent through December 27, 2010, the date the audited consolidated financial statements were available to be issued.

ZiZhu Project

In August 2010, BCD Shanghai and BCD (Shanghai) ME, entered into another investment agreement (the “New Agreement”) with ZiZhu Development and then the Company took steps to dissolve BCD Shanghai. The significant changes to the terms, responsibilities and obligations of the original agreement are summarized as follows:

a.	All parties agreed that the obligations of BCD (Shanghai) ME under the New Agreement supersedes and replaces those of BCD Shanghai under the original agreement with ZiZhu Development, and any other written instruments relating to the original agreement.

b.	ZiZhu Development will not request BCD Shanghai to return the land on which the research and development center, testing facility and headquarters are located in accordance with the original agreement or its supplemental agreements.

c.	BCD (Shanghai) ME commits to inject RMB130 million as its registered capital.

d.	BCD (Shanghai) ME is to construct and operate the new wafer manufacturing, packaging and testing facilities in ZiZhu Science Park. The construction commenced in November 2010, and to be completed and formally put into operation prior to the end of 2012.

e.	If BCD (Shanghai) ME fails to fulfill its construction obligation, any land that is not developed by the end of 2012 will be repossessed by ZiZhu Development, by paying back RMB295 per square meter, the land grant premiums which had been paid by BCD Shanghai in 2006.

By dissolving BCD Shanghai and entering into the New Agreement, the Company is no longer committed to BCD Shanghai’s required registered capital of $334 million and the scope of the construction project has been reduced according to the terms of the New Agreement. The commitment to invest $1 billion as noted in the original agreement has been revised and the new investment commitment is limited to the contributed capital of RMB130 million and the construction of the second fab facility, which management expects to cost approximately $30 million. To date, the registered capital of BCD (Shanghai) ME totaling RMB130 million has been fully injected by SIM-BCD and BCD Shanghai, and, as noted below, the Company has entered into a construction contract for the second fab facility. Therefore, since BCD (Shanghai) ME now assumes the obligation to construct the facilities as well as the obligation of returning the undeveloped land and all financial support received if BCD (Shanghai) ME fails to fulfill its obligation, there was no impact on the previously recorded performance obligation. Meanwhile, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai, and received the approval from the authorities in October 2010. To date, BCD Shanghai is under its liquidation process.

Short-term Bank Loans

In August 2010, SIM-BCD entered into a banking facility agreement with the Bank of Nanjing for a credit line of RMB120,000,000 (approximately $17,900,000), which may be drawn down in short-term loans, issuances of bank acceptance notes or issuances of letters of credit. This banking facility is valid through July 1, 2011, and is guaranteed by the Company’s land use right and the headquarters building located in Zizhu Science Park. To date, SIM-BCD has borrowed U.S. dollar-denominated short term loans aggregating $6,000,000 under the credit line. Under the loan agreement with the Bank of Nanjing, so long as an amount of the loan is outstanding, SIM-BCD is prohibited from engaging in any reorganization, joint venture, merger or consolidation or from taking any other action that could change the debtor-creditor relationship between SIM-BCD and the Bank of Nanjing or otherwise affect the rights of the Bank of Nanjing as creditor, without the prior consent of the Bank of Nanjing.

Capital Expenditure Commitment

In July 2010, the Company entered into an agreement to buy used production equipment from Renesas Electronics America Inc. in the amount of $4.5 million to be used in the Company’s new fab facility. In accordance with the agreement, 90% of the payments were paid within 30 days after signing the agreement. For the remaining payments, half will be due at 90 days before the date when the seller schedules the shipment of the last piece of equipment, and half will be due when the last piece of equipment is shipped, which is anticipated to be June 2012.

In September 2010, the Company entered into a construction contract with Nantong SiJian Construction Group Co., Ltd. to construct the second fab facility in ZiZhu Science Park. In accordance with the contract, the contractual price of the construction amounted to RMB119,000,000 (approximately $17,760,000), and 95% of the price should be paid in line with the progress of completion; the remaining shall be paid off two years following the acceptance of construction by the Company. In November 2010, the Company obtained the construction permit for its second fab and started construction. As of December 27, 2010, the Company has spent an aggregate of approximately $5.5 million on construction costs and purchase of equipment for the second fab.

Operating Lease

In August 2010, the Company renegotiated a new lease agreement, which is effective starting from January 1, 2011, with SIMIC to replace the original ones. The new agreement extends the lease period to the end of 2020, and does not include rent escalation provisions.

The future minimum rental payments under the revised noncancelable leases were as follows:

2011	$537,460
2012	537,460
2013	537,460
2014	537,460
Thereafter	3,224,759

Total	$5,374,599

Foreign Currency Forward

In July and October 2010, the Company’s subsidiary, SIM-BCD, entered into additional foreign currency forward contract with Agriculture Bank of China. The contracted notional amount is $30,000,000 and will be settled through the second quarter to third quarter of 2011.

Stock Options

On July 26 and October 19, 2010, the Company granted 1,098,500 and 585,000 stock options at exercise prices of $2.24 and $2.36 per share, respectively, to its employees, directors and to a consultant. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is (i) 25% of shares vest on each anniversary of the vesting commencement date during four years for options granted to employees, (ii) 25% of the shares vest on the last day of the first full calendar quarter ended following the date of grant and 25% of the shares vest on the last day of each of the three calendar quarters thereafter for options granted to directors, and (iii) 100% immediately vest on the first date of trading after initial public offering for options granted to the consultant. The information for the stock options as of the grant date was as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value	Vesting Schedule
July 26, 2010	998,500	$2.24	$2.24	$—	(i	)
July 26, 2010	100,000	2.24	2.24	—	(iii	)
October 19, 2010	545,000	2.36	2.36	—	(i	)
October 19, 2010	40,000	2.36	2.36	—	(ii	)

	1,683,500

On September 13, 2010, the board of directors approved, subject to shareholders’ approval, a new equity incentive plan (the “2010 Plan”) along with the termination of the 2002 Plan, effective upon the closing of the Company’s IPO. The 2010 Plan provides for the grant of incentive stock options to employees of the Company and its subsidiaries and for the grant of nonstatutory stock options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to the employees, directors and consultants of the Company and its subsidiaries. The 2002 Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder. On November 19, 2010, the Company’s shareholders approved the 2010 Plan to be effective upon the closing of the Company’s IPO.

22.    Unaudited Pro Forma Information

In accordance with BCD’s Articles of Association, all of the preference shares will automatically be converted into ordinary shares at the applicable conversion price immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 if the IPO is a Qualified IPO, as defined, or upon the majority vote of the preference shareholder class (“Auto-convert Provision”). Currently, the management estimates that the offering would not meet the criteria of a Qualified IPO, and therefore to induce the holders of Series C preference shares to allow for the automatic conversion, the board of directors approved on August 17, 2010, subject to shareholders’ approval, as applicable, to amend the Auto-convert Provision to provide that, (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO, each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shareholders will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering (or said another way the conversion ratio will change from 1:1 to 1:1.25). As a result of the induced conversion of Series C preference shares, the Company will issue an additional 5,000,000 ordinary shares upon the closing of a firm commitment underwritten public offering with a fair value totaling $11,800,000, based upon the estimated fair value of ordinary shares at September 30, 2010 of $2.36. The $2.36 represents the fair value per ordinary share, which was determined based on a valuation conducted as of September 30, 2010, using a combination of the market approach and income approach using such underlying assumptions as various multiples for guideline companies, forecasted sales and income and lack of marketability.

In addition, the board of directors approved to amend the outstanding Series C warrants to purchase an aggregate of 1,600,000 Series C preference shares at an exercise price of $2.50 per share in the event of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement. Consequently, the warrants to purchase 1,600,000 Series C preference shares, by their terms, would become warrants to purchase 2,000,001 ordinary shares immediately prior to the completion of an offering and the exercise price will be reduced from $2.50 per share to $2.00 per share.

On November 19, 2010, the Company’s shareholders approved the amendment to the terms of the Series C preference shares and the related warrants. Therefore, in computing the pro forma net earnings available to ordinary shareholders, the incremental ordinary shares issued to the Series C preference shareholders as a result of the amendment to the conversion price shall be treated as a deemed dividend paid to Series C preference shareholders and should be subtracted from net earnings to arrive at net earnings available to ordinary shareholders in the calculation of net income per share. Additionally, the unaudited pro forma ordinary shares and additional paid-in capital assume (i) the conversion of the Series A and B preference shares on a one for one basis and one for 1.25 for Series C preference shares at June 30, 2010, (ii) the preference shares warrant liability of $1,476,890 at June 30, 2010, would be reclassified to additional paid in capital and (iii) the deemed dividend related to the induced conversion of Series C preference shares would be an increase to accumulated deficit and an increase to additional-paid-in capital. The Company’s pro forma net loss per share calculation is as follows:

Six Months Ended June 30, 2010
Numerator:
Net income attributable to shareholders	$9,651,730
Dividends paid to Series C preference shareholders	(11,800,000)

Pro forma net loss attributable to ordinary shareholders	$(2,148,270)

Denominator:
Weighted-average ordinary shares outstanding	16,740,748
Weighted-average ordinary shares issuable upon conversion of
- Series A preference shares	27,660,000
- Series B preference shares	10,575,289
- Series C preference shares	25,000,000

Denominator of pro forma basic and diluted net loss per share	79,976,037

Pro forma basic and diluted net loss per share	$(0.03)

The calculation of pro forma net loss per share excludes the options and warrants to purchase ordinary shares because the effect of including options and warrants to purchase ordinary shares would be anti-dilutive under the treasury stock method.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In U.S. Dollars)

	As of December 31, 2009	As of September 30, 2010 (Unaudited)	Pro Forma September 30, 2010 (Unaudited) (Note 17)
ASSETS
CURRENT ASSETS
Cash	$32,205,417	$34,928,250
Restricted cash	6,356,827	7,657,561
Accounts receivable, net	13,691,947	22,364,982
Inventories	15,658,779	19,827,394
Excess value-added tax paid	1,145,013	1,134,508
Deferred offering expenses	—	1,270,148
Prepaid expenses and other current assets	3,071,867	4,146,340

Total current assets	72,129,850	91,329,183

PROPERTY, PLANT AND EQUIPMENT, NET	21,022,139	29,973,728

LAND USE RIGHT, NET	2,956,965	2,978,821

INVESTMENT IN EQUITY SECURITIES	1,539,205	1,568,399

OTHER ASSETS	2,151,314	2,083,090

TOTAL	$99,799,473	$127,933,221

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$8,578,059	$7,969,169
Accounts payable	16,101,780	20,105,175
Notes payable	10,878,416	14,296,160
Accrued expenses	4,936,577	5,819,663
Payable for purchase of property, plant and equipment	1,167,278	1,699,760
Withholding tax liability	1,763,519	1,806,489
Warrant liability	2,011,173	1,259,770	$—
Other current liabilities	1,589,676	2,728,517

Total current liabilities	47,026,478	55,684,703

OTHER LIABILITIES
Deferred rent - noncurrent	139,498	115,492
Performance obligation	3,015,863	3,073,065
Obligation under capital lease—noncurrent	322,667	277,553

Total other liabilities	3,478,028	3,466,110

Total liabilities	50,504,506	59,150,813

COMMITMENTS AND CONTINGENCIES (Note 11)
CONVERTIBLE REDEEMABLE PREFERENCE SHARES
Authorized—63,500,000 shares; $0.001 par value Issued and outstanding—58,235,289 shares at December 31, 2009 and September 30, 2010 Liquidation preference—$90,879,112 at December 31, 2009 and September 30, 2010	90,569,174	90,569,174	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares, $0.001 par value; authorized—200,000,000 shares; issued and outstanding—16,710,192 shares as of December 31, 2009 and 17,185,275 shares as of September 30, 2010	16,710	17,185
Pro forma issued and outstanding – 80,420,564 shares (unaudited)			80,421
Additional paid-in capital	11,200,879	12,518,410	116,084,118
Accumulated other comprehensive income	5,751,670	7,258,694	7,258,694
Accumulated deficit	(58,243,466)	(41,581,055)	(53,381,055)

Total shareholders’ equity (capital deficiency)	(41,274,207)	(21,786,766)	$70,042,178

TOTAL	$99,799,473	$127,933,221

The accompanying notes are an integral part of the condensed consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In U.S. Dollars)

	Nine Months Ended September 30
	2009	2010
NET REVENUE
IC products	$66,924,304	$93,932,749
Foundry services	6,251,141	7,337,120

Total net revenue	73,175,445	101,269,869

COST OF REVENUE
IC products (including share-based compensation expense of $112,690 and $71,607 for the nine months 2009 and 2010, respectively)	52,864,465	64,456,990
Foundry services (including share-based compensation expense of $7,110 and $3,717 for the nine months 2009 and 2010, respectively)	3,335,644	3,345,756

Total cost of revenue	56,200,109	67,802,746

GROSS PROFIT	16,975,336	33,467,123

OPERATING EXPENSES
Research and development (including share-based compensation expense of $168,134 and $134,942 for the nine months 2009 and 2010, respectively)	4,405,907	5,610,423
Selling and marketing (including share-based compensation expense of $154,453 and $145,824 for the nine months 2009 and 2010, respectively)	3,737,488	5,088,904
General and administrative (including share-based compensation expense of $846,506 and $841,254 for the nine months 2009 and 2010, respectively)	5,220,596	5,458,444

Total operating expenses	13,363,991	16,157,771

INCOME FROM OPERATIONS	3,611,345	17,309,352

OTHER INCOME (EXPENSE)
Interest income	285,688	224,819
Interest expense	(631,865)	(313,086)
Foreign exchange loss	(59,826)	(775,562)
Gain (loss) on valuation of warrant liability	(349,980)	751,403
Gain on valuation of financial instruments	—	404,585
Other income (loss), net	306,271	(3,324)

Other income (expense), net	(449,712)	288,835

INCOME BEFORE INCOME TAX EXPENSE	3,161,633	17,598,187
INCOME TAX BENEFIT (EXPENSE)	288,170	(935,776)

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	3,449,803	16,662,411
ACCRETION OF SERIES C PREFERENCE SHARES	(57,806)	—
ALLOCATION OF NET INCOME TO PARTICIPATING CONVERTIBLE PREFERENCE SHAREHOLDERS	(2,635,702)	(12,865,726)

NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$756,295	$3,796,685

NET INCOME PER SHARE ATTRIBUTABLE TO SHAREHOLDERS
Basic—ordinary shares	$0.05	$0.23

Basic—convertible preference shares	$0.05	$0.22

Diluted—ordinary shares	$0.04	$0.14

Diluted—convertible preference shares	$0.05	$0.22

SHARES USED TO COMPUTE NET INCOME PER SHARE
Basic—ordinary shares	16,710,192	16,811,868

Basic—convertible preference shares	58,235,289	58,235,289

Diluted—ordinary shares	18,703,925	27,117,409

Diluted—convertible preference shares	58,335,289	58,585,289

PRO FORMA NET INCOME PER SHARE (Note 17)
- Basic-ordinary shares		$0.06

- Diluted-ordinary shares		$0.05

SHARES USED TO COMPUTE PRO FORMA NET INCOME PER SHARE (Note 17)
- Basic-ordinary shares		80,047,157

- Diluted-ordinary shares		90,426,534

The accompanying notes are an integral part of the condensed consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Condensed Consolidated Statements of Shareholders’ Capital Deficiency and Comprehensive Income and Loss (Unaudited)

(In U.S. Dollars)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Capital Deficiency
	Shares	Capital
BALANCE, JANUARY 1, 2010	16,710,192	$16,710	$11,200,879	$5,751,670	$(58,243,466)	$(41,274,207)
Net income	—	—	—	—	16,662,411	16,662,411
Foreign currency translation adjustments	—	—	—	1,507,024	—	1,507,024
Total comprehensive income						18,169,435
Share-based compensation	—	—	1,197,344	—	—	1,197,344
Exercise of stock options	475,083	475	120,187	—	—	120,662

BALANCE, SEPTEMBER 30, 2010	17,185,275	$17,185	$12,518,410	$7,258,694	$(41,581,055)	$(21,786,766)

The accompanying notes are an integral part of the condensed consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In U.S. Dollars)

	Nine Months Ended September 30
	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,449,803	$16,662,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,781,681	2,716,484
Share-based compensation expense—employees	1,282,141	1,195,235
Share-based compensation expense—non-employees	6,752	2,109
Gain on disposal of property, plant and equipment	(123,997)	(2,162)
Provisions for accounts receivables	182,700	169,035
Provisions for inventory	1,666,979	1,308,802
Deferred income tax	(302,908)	(2,898)
Loss (gain) on valuation of warrant liability	349,980	(751,403)
Gain on valuation of financial instruments	—	(404,585)
Change in operating assets and liabilities:
Accounts receivable	(11,220,064)	(8,842,070)
Inventories	4,534,062	(5,477,417)
Excess value-added tax paid	873,795	10,505
Prepaid expenses and other current assets	800,816	(650,147)
Accounts payable	6,186,306	4,003,395
Notes payable	6,136,149	3,417,744
Accrued expenses	(1,509,278)	(211,919)
Withholding tax liability	(3,643)	42,970
Other current liabilities	(618,920)	1,210,335
Deferred rent	(55,772)	(88,731)

Net cash provided by (used in) operating activities	$14,416,582	$14,307,693

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	229,318	(1,162,245)
Acquisition of property, plant and equipment	(2,221,351)	(10,634,765)
Acquisition of land use right	—	(101,053)
Proceeds from disposal of property, plant and equipment	129,012	12,627
Acquisition of other assets	(123,961)	49,183

Net cash provided by (used in) investing activities	$(1,986,982)	$(11,836,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	8,575,572	7,922,100
Repayments for short-term bank loans	(12,156,057)	(8,530,990)
Payments for offering expenses	—	(110,418)
Exercise of stock options	—	120,662
Principal paid under capital lease	—	(34,231)

Net cash provided by (used in) financing activities	$(3,580,485)	$(632,877)

NET INCREASE IN CASH	8,849,115	1,838,563
EFFECTS OF EXCHANGE RATE CHANGES	27,693	884,270
CASH, BEGINNING OF PERIOD	20,774,136	32,205,417

CASH, END OF PERIOD	$29,650,944	$34,928,250

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$13,361	$543,985

Interest paid	$662,114	$314,805

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in payable for purchase of property, plant and equipment	$(1,090,883)	$532,482

Increase in deferred offering expenses	$—	$(1,270,148)

Increase in accrued offering expenses	$—	$1,159,730

The accompanying notes are an integral part of the condensed consolidated financial statements.

BCD Semiconductor Manufacturing Limited and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

(Amounts in U.S. Dollars, Unless Otherwise Noted)

1.    Organization and Principal Activities

BCD Semiconductor Manufacturing Limited (“BCD”) was incorporated as a limited company under the laws of the Bermuda Islands in September 2000. BCD changed the jurisdiction of its incorporation to the Cayman Islands in April 2004. BCD and its subsidiaries (collectively, the “Company”) specialize in the design, manufacture and sale of a broad range of power management semiconductors. The subsidiaries located in Taiwan, Hong Kong and the United States of America primarily perform selling and marketing activities; while primary manufacturing and research and development activities as well as a portion of selling and marketing activities are performed by the subsidiaries located in the People’s Republic of China (“PRC”). The Company established an office in South Korea to provide after-sales, marketing and logistics services to Korean customers.

Prior to 2009, BCD had established two subsidiaries in PRC: Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. (“SIM-BCD”) and BCD (Shanghai) Semiconductor Manufacturing Limited (“BCD Shanghai”). SIM-BCD is the primary manufacturing subsidiary that conducts technology development and process engineering activities. BCD Shanghai is located in ZiZhu Science-based Industrial Park in Shanghai (“ZiZhu Science Park”) and has had no operations since its inception in 2005.

In November 2009, the Company established BCD Shanghai Micro-Electronics Limited (“BCD (Shanghai) ME”) which was co-invested by SIM-BCD and BCD Shanghai (Note 11).

In August 2010, the Company filed documents with the relevant PRC authorities to dissolve BCD Shanghai because of changes in its strategy and business needs. With the approval from the relevant PRC authorities, BCD Shanghai commenced its liquidation process in October 2010.

2.    Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim financial statements include the accounts of BCD and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The unaudited interim condensed consolidated financial statements of the Company are prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission and accounting standards generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period. The Company believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements, accounting policies and footnote disclosures thereto included in the Company’s audited consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2009 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of our consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009, except for such changes as described herein.

Derivative Instruments

A substantial majority of the Company’s revenue is denominated in U.S. dollars, while the manufacturing and operating costs are incurred in RMB. Therefore, changes in U.S. dollars to RMB currency exchange rates could have an impact on the Company’s results of operations and cash flows. As management believes risk reduction can be effectively achieved, the Company uses forward contracts as a tool to mitigate the adverse impact on its financial statements caused by fluctuations on the exchange rate since January 2010 (Note 13). The Company did not enter into foreign currency derivative contracts for any purpose other than risk management.

The Company adopted Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging,” to account for the derivative instruments. In accordance with ASC Topic 815, a derivative that does not meet the criteria for hedge accounting is classified as a financial asset or a financial liability held for trading. The Company did not designate the forward contracts to be accounted for under hedge accounting. At each reporting period end, the Company evaluates the fair value of derivatives outstanding. If the fair value of the derivative is positive, the derivative is recognized as a financial asset under other current assets; otherwise, the derivative is recognized as a financial liability under other current liabilities. Changes in the fair value are recognized as gain/(loss) on valuation of financial instruments on the condensed consolidated statement of operations.

Deferred Offering Expenses

In accordance with ASC 340, “Other Assets and Deferred Costs,” offering expenses related to legal, underwriting and accounting fees incurred in connection with the Company’s proposed IPO were deferred and will be charged against the gross proceeds of the offering upon the receipt of the capital raised or will be expensed in the event that the proposed IPO is terminated. As of September 30, 2010 and December 27, 2010, the Company has incurred IPO related expenses amounting to $1,270,148 and $1,956,571, respectively.

Recent Accounting Pronouncements

In January 2010, the FASB issued the Accounting Standards Update (“ASU”) No. 2010-06. This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosures,” that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. As applicable to the Company, this will become effective for interim and annual reporting periods beginning after December 15, 2009. See notes 12 and 13 related to warrant liability and foreign currency forward contracts, respectively, to the Company’s unaudited condensed consolidated financial statements for the disclosures required by ASU No. 2010-06.

In April 2010, the FASB issued ASU No. 2010-17 under Topic 605, “Revenue Recognition,” regarding the milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this pronouncement regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company anticipates the adoption of this pronouncement would have no material impact on its condensed consolidated financial statements.

In April 2010, FASB issued ASU No. 2010-13 under Topic 718, “Compensation—Stock Compensation,” regarding the effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity’s functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Company is in the process of evaluating the effect of adoption of this pronouncement.

3.    Net Income Per Share

Basic and diluted net income per share is computed using the weighted-average number of ordinary shares outstanding during the period. When calculating net income per share, the two class method has been used, and net income has been allocated on a pro rata basis to the ordinary and convertible preference shares to the extent that each class may share income for the period. In periods with profits from continuing operations, potential ordinary shares, computed using the treasury stock method, including options and warrants will only have a dilutive effect when the average fair value of ordinary shares during the period exceeds the exercise price of those instruments. For the potential ordinary shares issuable upon conversion of convertible preference shares computed under the if-converted method, they would be excluded from the computation of net income per share if the inclusion will result in antidilutive effect. The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders.

	Nine Months Ended September 30
	2009	2010
Numerator:
Net income	$3,449,803	$16,662,411
Accretion of Series C preference shares	(57,806)	—
Income attributable to convertible preference shareholders	(2,635,702)	(12,865,726)

Net income attributable to ordinary shareholders	$756,295	$3,796,685

Denominator:
Weighted-average ordinary shares outstanding
- Basic	16,710,192	16,811,868
Diluted shares
Options to purchase ordinary shares	1,993,733	10,279,618
Warrants to purchase ordinary shares	—	25,923

Weighted-average outstanding shares
- Diluted	18,703,925	27,117,409

Basic net income per share:
Net income attributable to ordinary shareholders	$0.05	$0.23

Diluted net income per share:
Net income attributable to ordinary shareholders	$0.04	$0.14

After deducting income attributable to convertible preference shareholders and accretion of Series C preference shares from income to determine net income attributable to ordinary shareholders, the following warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were excluded from the computation of diluted net income per ordinary share as the effects of purchasing or converting those potential ordinary shares and increasing the income attributable to ordinary shareholders following such purchases and conversions would not have been dilutive under the treasury stock method and if-converted method:

	September 30
	2009	2010
Number of warrants to purchase ordinary shares	202,500	—
Number of warrants to purchase Series C preference shares	1,600,000	1,600,000
Series A preference shares	27,660,000	27,660,000
Series B preference shares	10,575,289	10,575,289
Series C preference shares	20,000,000	20,000,000

The Company applies the two-class method in accordance with the provisions of ASC Topic 260, “Earnings Per Share,” which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s Series A through C convertible redeemable preference shares are participating securities due to their participation rights in accordance with the Company’s Articles of Association. ASC Topic 260 requires net loss attributable to ordinary shareholders for the period to be allocated to ordinary shares and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preference shares do not have a contractual obligation to share in losses of the Company.

Further, the following table sets forth the computation of basic and diluted net income per share attributable to participating securities holders:

	Nine Months Ended September 30
	2009	2010
Numerator:
Income attributable to convertible preference shareholders	$2,635,702	$12,865,726
Denominator:
Weighted-average convertible preference shares outstanding - Series A through C - Basic	58,235,289	58,235,289
Diluted shares
Warrants to purchase Series C preference shares	100,000	350,000

Weighted-average convertible preference shares outstanding - Diluted	58,335,289	58,585,289

Basic net income per share:
Net income attributable to convertible preference shareholders	$0.05	$0.22

Diluted net income per share:
Net income attributable to convertible preference shareholders	$0.05	$0.22

As of September 30, 2010, the following ordinary shares and warrants, options and preference shares that could allow the holders to purchase or convert to potential ordinary shares were outstanding:

Ordinary shares	17,185,275
Number of warrants to purchase ordinary shares	202,500
Number of warrants to purchase Series C preference shares	1,600,000
Number of options to purchase ordinary shares, vested or expected to vest	15,528,431
Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000

Total	92,751,495

4.    Restricted Cash

Restricted cash is pledged as collateral when the Company enters into agreements with banks for certain credit lines. As of December 31, 2009 and September 30, 2010, the restricted cash of $6,256,827 and $6,378,057 was pledged as collateral for a credit line for issuance of bank acceptance notes and letters of credit; while as of September 30, 2010, an additional $1,179,504 was pledged as collateral for the forward contracts outstanding (Note 10).

In addition, as of December 31, 2009 and September 30, 2010, there is a time deposit of $100,000 pledged to a supplier as collateral for purchase.

5.    Allowance for Doubtful Accounts, Stock Rotation and Sales Discounts/Rebates

	Nine Months Ended September 30
	2009	2010
Allowance for doubtful accounts
Balance at beginning of year	$138,739	$118,867
Reversal from expenses	(76,383)	(37,269)
Write-off	(6,260)	(22,335)

Balance at end of period	$56,096	$59,263

Allowance for stock rotation
Balance at beginning of year	$381,550	$—
Reversals credited to sales	(204,800)	—
Deductions	(176,750)	—

Balance at end of period	$—	$—

Allowance for sales discounts/rebates
Balance at beginning of year	$47,444	$668,424
Additions charged against sales	463,883	206,304
Deductions	—	(348,057)

Balance at end of period	$511,327	$526,671

6.    Inventories

	December 31, 2009	September 30, 2010
Raw materials	$2,000,521	$3,159,103
Work in process	7,557,550	8,861,091
Finished goods	6,100,708	7,807,200

Balance at end of period	$15,658,779	$19,827,394

7.    Property, Plant and Equipment, Net

	December 31, 2009	September 30, 2010
Building	$11,129,174	$11,430,263
Manufacturing machinery and equipment	54,833,352	59,239,506
Leasehold improvements	5,234,943	5,875,370
Furniture and office equipment	4,325,913	7,211,145
Software	5,232,252	5,504,853
Transportation equipment	185,535	178,268
Prepaid on equipment purchases	325,882	4,237,051

	81,267,051	93,676,456
Less: Accumulated depreciation	(60,244,912)	(63,702,728)

	$21,022,139	$29,973,728

The Company has purchased manufacturing equipment from Techlink Semiconductor and Equipment Co. (“Techlink”), a reseller of used semiconductor equipment. One of the Company’s shareholders and directors is a director of Techlink and owns a majority interest in Techlink. Manufacturing equipment costing $900,600 was acquired from Techlink on an arms-length basis for the nine months ended September 30, 2010. Payable to Techlink for the purchase of equipment at September 30, 2010 was $568,038.

Depreciation expense for the nine months ended September 30, 2009 and 2010 was $2,708,381 and $2,668,303, respectively.

As of September 30, 2010, the Company has mortgaged the building along with its land use right located in the Zizhu Sicience Park as collateral under the banking facility agreement with Bank of Nanjing (Note 9), which amounted to $13,667,705 as of September 30, 2010.

8.    Income Tax

BCD is not subject to income or other taxes in the Cayman Islands and its subsidiaries are subject to taxes of the jurisdiction where they are located.

BCD’s PRC subsidiary, SIM-BCD was entitled to a five-year tax holiday for exemption from PRC income tax for two years commencing from the first profit making year after utilizing all prior year tax losses and thereafter a 50% relief from PRC income tax for the next three years. SIM-BCD was further entitled to a preferential tax rate of 15%. Under the requirement of new tax law effective on January 1, 2008, SIM-BCD began to utilize its five-year tax holiday (from 2008 to 2012), and SIM-BCD was required to transit its enacted tax rate from 15% to 25% within a five-year period starting from 2008. As a result, the applicable tax rates for SIM-BCD are as follows:

SIM-BCD
2008 and 2009	0.0%
2010	11.0%
2011	12.0%
2012	12.5%
2013 and thereafter	25.0%*

*	The 2008 new tax law allows state-encouraged High and New Technology Enterprises to be eligible for a reduced enterprise income tax rate of 15%. In December 2008, SIM-BCD obtained the certification of High and New Technology Enterprise, which is expected to be renewed in 2011; however, there is no assurance that such renewal can be obtained. If SIM-BCD continues qualifying as High and New Technology Enterprise, then its applicable tax rate would be 15% for 2013 and afterwards.

BCD (Shanghai) ME was established in November 2009, and commenced its operation in July 2010, and is subject to a tax rate of 25% in 2010. The Company intends to qualify BCD (Shanghai) ME as a High and New Technology Enterprise, but the Company may not be able to obtain this qualification.

BCD’s other subsidiaries are subject to respective local income tax laws, including those of the United States of America, the Republic of China (Taiwan) and Hong Kong.

The Company adopted the provisions of ASC Topic 740, “Income Taxes,” and assessed the likelihood of favorable or unfavorable results of each tax position (including the potential application of interest and penalties) based on technical merits and the presumption that the tax position would be examined by the appropriate taxing authority that has full knowledge of all relevant information. As of September 30, 2010, the Company has not recorded any tax liability based on the results of its assessment.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance).

In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitation in the case of tax evasion. Based on the aforementioned tax law, BCD’s PRC subsidiaries are subject to tax examination in respect to past years at the tax authority’s discretion. To date, the tax returns from 2005 to 2007 of SIM-BCD were examined by the tax authority resulting in no significant tax liability.

Income tax provisions recognized for the nine months ended September 30, 2009 and 2010 were tax benefit of $288,170 and tax expense of $935,776, respectively, which was arrived at by applying estimated effective tax rate to the pretax income. The estimated effective tax rate for the nine months ended September 30, 2009 and 2010 were (9%) and 5% respectively, as the major subsidiary, SIM-BCD, is making profit in the period and will be subject to 11% tax rate in 2010, while the tax rate in 2009 is 0%. The estimated effective tax rate in 2010 is lower than the applicable tax rate of 11% because i) SIM-BCD is able to take advantage of extra 50% research and development expense deduction on current taxable income and ii) the revenue and income through the Company’s subsidiary registered in Hong Kong, which is acting as a sales agent and other service provider of SIM-BCD, are off-shore income according to Hong Kong tax law; therefore are exempted from local income tax.

The Company did not have any significant change in the temporary differences which would have had a material impact to the recognized deferred tax asset or liability subsequent to December 31, 2009.

9.    Short-Term Bank Loans

SIM-BCD, one of the Company’s subsidiaries, has obtained short-term loans from the Agricultural Bank of China that are denominated in either U.S. dollar or RMB. In the nine months ended September 30, 2010, the U.S. dollar-denominated loan bore a fixed rate of interest at 3.6775%, and the RMB-denominated loans bore floating interest rates ranging from 5.0445% to 5.31%. The floating interest rate is adjusted every six months based upon the benchmark interest rate of the People’s Bank of China. The loans are repayable on demand or within one year from the date of borrowing. Under the loan agreements, so long as any amount is outstanding, the subsidiary is prohibited from engaging in any reorganization, joint venture, merger, consolidation or taking any other action that could change the debtor-creditor relationship or otherwise affect the rights of the Agricultural Bank of China as a creditor, without the prior consent of the Agricultural Bank of China. Loans of $8,578,059 and $5,969,169 on December 31, 2009 and September 30, 2010, respectively, were guaranteed by one of BCD’s shareholders, Shanghai SIMIC Electronics Co., Ltd. (“SIMIC”). The maximum guaranteed amount offered by the Agricultural Bank of China to SIMIC is RMB 60,000,000 (approximately $8,950,000).

In August 2010, SIM-BCD entered into a banking facility agreement with the Bank of Nanjing for a credit line of RMB120,000,000 (approximately $17,900,000), which may be drawn down in short-term loans, issuances of bank acceptance notes or issuances of letters of credit. This banking facility is valid through July 1, 2011, and is guaranteed by the Company’s land use right and the headquarters building located in Zizhu Science Park. As of September 30, 2010, SIM-BCD has borrowed a U.S. dollar-denominated short term loan of $2,000,000 under the credit line, which bore a fixed interest rate of 4.296%. Under the loan agreement with the Bank of Nanjing, so long as an amount of the loan is outstanding, SIM-BCD is prohibited from engaging in any reorganization, joint venture, merger or consolidation or from taking any other action that could change the debtor-creditor relationship between SIM-BCD and the Bank of Nanjing or otherwise affect the rights of the Bank of Nanjing as creditor, without the prior consent of the Bank of Nanjing.

Due to the short term nature of the maturities, the fair value of the Company’s borrowings approximates their carrying amounts.

10.    Notes Payable

Bank acceptance note, also known as banker’s acceptance, is a note drawn by the issuer and accepted by a bank. Upon bank’s acceptance, the payment of the note is guaranteed by the bank. The Company uses bank acceptance notes as payment instruments to some of its suppliers. Except for the bank charges of 0.05% of the principal amount at issuance, these bank acceptance notes are non-interest bearing and are generally due within six months of issuance. As of September 30, 2010, the credit line for bank acceptance notes granted to the Company totaled to RMB206,597,800. Under the agreements entered into, the Company is required to maintain its savings balance at an amount not lower than 30% of the total notes issued. As a result, time deposits totaling to $6,378,057 were pledged as collateral of bank acceptance credit line as of September 30, 2010.

11.    Commitments and Contingencies

Capital Expenditure

As of September 30, 2010, the Company had capital commitments related to future capital expenditure of $5,123,697, of which $4,237,051 had been paid on account.

In September 2010, the Company entered into a construction contract with Nantong SiJian Construction Group Co., Ltd. to construct the second fab facility in ZiZhu Science Park. In accordance with the contract, the contractual price of the construction amounted to RMB119,000,000 (approximately $17,760,000), and 95% of the price should be paid in line with the progress of completion; the remaining shall be paid off two years following the acceptance of construction by the Company. As of September 30, 2010, the Company has not incurred significant costs yet.

Operating Leases

The Company leases office space, manufacturing facilities and office and transportation equipment under noncancelable operating leases with various expiration dates through 2014. Among which, the manufacturing facilities located in Shanghai were leased from SIMIC with various expiration dates through 2014. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. In August 2010, the Company renegotiated a new lease agreement, which is effective starting from January 1, 2011, with SIMIC to replace the original ones. The new agreement extends the lease period to the end of 2020, and does not include rent escalation provisions. Rent expense for the nine months ended September 30, 2009 and 2010 was $704,937 and $700,972, respectively, of which $351,881 and $293,196, respectively, was related to the lease with SIMIC.

As of September 30, 2010, minimum rental payments under the noncancelable leases were as follows:

2010 (remaining 3 months)	$238,037
2011	708,073
2012	556,272
2013	544,662
2014	544,662
Thereafter	3,267,974

Total	$5,859,680

Warranty Liabilities

	Nine Months Ended September 30
	2009	2010
Balance at beginning of period	$346,364	$483,013
Additions charged to costs	316,255	364,650
Deductions	(242,321)	(221,557)

Balance at end of period	$420,298	$626,106

The Company provides a warranty for manufacturing defects of its products for a period of two years based on the date of manufacture. The Company estimates the warranty liabilities based on historical experience and records the amount to cost of revenue. Warranty liabilities are included in other current liabilities on the condensed consolidated balance sheets.

Contingencies

Indemnities—the Company indemnifies certain end-customers and independent distributors against product claim liabilities, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.

Flextronics—on August 5, 2009, the Company received a letter from a law firm representing Flextronics International Limited and its subsidiaries (“Flextronics”) alleging infringement of a U.S. patent owned by a Flextronics subsidiary by the Company’s products, including AP3705 and AP3706. However, Flextronics also expressed its intention for a possible commercial settlement in the said letter. On October 28, 2009, the Company offered to Flextronics a goodwill payment of $500,000, with payment conditions subject to further agreement by the parties, for a release of any charges of infringement by the sale of AP3705/AP3706. In connection with the offer, the Company made a provision for the amount of $500,000 in 2009 recorded within general administrative expense. On September 9, 2010, the Company received correspondence from Flextronics alleging infringement of the same U.S. patent by another one of the Company’s products and expressing Flextronics’ interest in resuming negotiations. The Company has resumed negotiations with Flextronics, but has not yet settled this matter.

Third party guaranty—in April 2010, SIM-BCD, the Company’s subsidiary, entered into a third party guaranty agreement with Shenzhen Development Bank to guarantee a loan of RMB25,000,000 borrowed by Shanghai SIMGUI Technology Co., Ltd. (“SIMGUI”), pursuant to the memorandum of understanding signed by SIM-BCD, SIMGUI and Shanghai Microelectronic Research Institute (“SMRI”), the major shareholder of SIMIC, in November 2009. Subsequently, in accordance with the memorandum, the guaranty was terminated at the end of June 2010 by the full repayment of the loan by SIMGUI.

ZiZhu Project—In August 2010, BCD Shanghai and BCD (Shanghai) ME, entered into another investment agreement (the “New Agreement”) with ZiZhu Development and the Company took steps to dissolve BCD Shanghai. The significant changes to the terms, responsibilities and obligations of the original agreement are summarized as follows:

a.	All parties agreed that the obligations of BCD (Shanghai) ME under the New Agreement supersedes and replaces those of BCD Shanghai under the original agreement with ZiZhu Development, and any other written instruments relating to the original agreement.

b.	ZiZhu Development will not request BCD Shanghai to return the land on which the research and development center, testing facility and headquarters are located in accordance with the original agreement or its supplemental agreements.

c.	BCD (Shanghai) ME commits to inject RMB130 million (equivalent to $19,399,800 as of September 30, 2010) as its registered capital.

d.	BCD (Shanghai) ME is to construct and operate the new wafer manufacturing, packaging and testing facilities in ZiZhu Science Park. The construction is to commence by the end of 2010, and to be completed and formally put into operation prior to the end of 2012.

e.	If BCD (Shanghai) ME fails to fulfill its construction obligation, any land that is not developed by the end of 2012 will be repossessed by ZiZhu Development, by paying back RMB295 per square meter, the land grant premiums which had been paid by BCD Shanghai in 2006.

By dissolving BCD Shanghai and entering into the New Agreement, the Company is no longer committed to BCD Shanghai’s required registered capital of $334 million and the scope of the construction project has been reduced according to the terms of the New Agreement. The commitment to invest $1 billion as noted in the original agreement has been revised and the new investment commitment is limited to the contributed capital of RMB130 million and the construction of the second fab facility, which management expects to cost approximately $30 million. To date, the registered capital of BCD (Shanghai) ME totaling RMB130 million has been fully injected by SIM-BCD and BCD Shanghai, and, as noted above, the Company has entered into a construction contract for the second fab facility. Therefore, since BCD (Shanghai) ME now assumes the obligation to construct the facilities as well as the obligation of returning the undeveloped land and all financial support received if BCD (Shanghai) ME fails to fulfill its obligation, there was no impact on the previously recorded performance obligation as of September 30, 2010.

12.    Warrant Liability

Warrants to purchase 1,600,000 shares of Series C preference shares with an exercise price of $2.50 per share were issued to certain investors in connection with the Series C preference shares financing in April 2004. The warrants are immediately exercisable and were to expire on the earlier of April 2009 or the closing of an IPO that involves automatic conversion of all preference shares into ordinary shares or a change in control. The fair value of the warrants was $838,094 at the grant date, estimated using the Black-Scholes option pricing model with assumptions of a risk-free interest rate of 3%, an expected life of one year, 50% volatility and no dividend yield. The fair value was recorded as a reduction of the proceeds received from the Series C preference shares financing. Pursuant to the resolution of general shareholders’ meeting held on February 4, 2009, the expiration of Series C warrants was extended to April 27, 2014 concurrently with the amendment on the redemption date of Series C preference shares. None of these warrants were exercised as of September 30, 2010.

The Company adopted the provisions of ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. The

Company measures the warrant liability at fair value on a recurring basis. The fair value is classified within level 3 of the fair value hierarchy because the Company determined that significant assumptions using unobservable inputs were required to determine fair value as of the measurement date.

As of December 31, 2009 and September 30, 2010, the warrant liability was re-measured to $2,011,173 and $1,259,770, using the Black-Scholes option pricing model with assumptions of a risk free interest rate of 2.747% and 0.899%, an expected life of 4.3 years and 0.75 years, 56.00% and 42.58% volatility and no dividend yield, respectively. The change in fair value of the warrant liability of ($349,980) and $751,403 was recognized as a valuation loss for the nine months ended September 30, 2009 and a valuation gain for the nine months ended September 30, 2010, respectively. The following table provides a reconciliation of the beginning and ending balances for warrant liability:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Nine Months Ended September 30
	2009	2010
Warrants to purchase Series C preference shares
Beginning balance	$2,156,329	$2,011,173
Total gains or losses (realized/unrealized)
Included in earnings	349,980	(751,403)
Included in other comprehensive income	—	—
Issuances, or settlements	—	—
Transfers in or out of Level 3	—	—

Ending balance	$2,506,309	$1,259,770

13.    Foreign Currency Forward

During the nine months ended September 30, 2010, the Company entered into foreign currency forward contracts with the Agricultural Bank of China, with the contracted notional amount totaling $59,760,000. In accordance with forward contracts, the Company is required to have on deposit 3% of the notional amount of outstanding forward contracts (Note 4). The forward contracts were carried at fair value based on the quote prices provided by the counter party. Since the quote prices are not derived from active markets, but are employing market observable inputs, the fair value is classified within level 2 of the fair value hierarchy in accordance with provisions of ASC Topic 820, “Fair Value Measurements and Disclosures.”

As of September 30, 2010, the notional amount of outstanding forward contracts was $38,760,000, which will be settled during the period from October 2010 to June 2011; the fair value of these outstanding forward contracts was $404,585 and was recognized under other current assets in the condensed consolidated balance sheet. For the nine months ended September 30, 2010, a valuation gain of $404,585 was recognized as other income in relation to the forward contracts.

14.    Share-Based Compensation

Stock Option Plan

In 2002, the board of directors adopted a Stock Option Plan (the “2002 Plan”). The 2002 Plan provides for the granting of stock options to employees, directors and consultants of the Company, with each option entitled to subscribe for one ordinary share. The Company generally issues new shares upon the exercise of stock options. Options granted under the 2002 Plan may be either incentive stock options or nonstatutory stock options, as determined by the board of directors. Options under the 2002 Plan may be granted for up to ten years at a price on the date of grant as determined by the board of directors. These options will normally vest at 25% on each of the first, second, third and fourth anniversary of the commencement date subject to the option grantee’s continuing as an employee of the Company. In addition, some options were granted to certain engineers or consultants as compensation which shall be vested depending on the achievement of pre-determined milestones of research and development projects and some options were granted with accelerated vesting if there is a change in control as defined in the 2002 Plan. The maximum number of options that may be granted under the 2002 Plan was 27,500,000 as of September 30, 2010.

A summary of option activity under the 2002 Plan as of September 30, 2010 and changes during the period then ended are presented below:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding options at December 31, 2009	15,607,445	$0.55
Granted	1,751,500	1.99
Exercised	(475,083)	0.25
Forfeited or expired	(218,167)	0.58

Outstanding options at September, 30 2010	16,665,695	0.71	6.97	$27,617,166

Vested or expected to vest options at September 30, 2010	15,528,431	0.66	6.80	$26,524,946

Exercisable options at September 30, 2010	10,746,755	0.58	5.87	$19,196,106

The weighted-average grant-date fair value of options granted during the nine-month period ended September 30, 2009 and 2010 was $0.31 and $1.09, respectively. The total intrinsic value of options exercised in the nine-month period ended September 30, 2010 was $863,390, while no options were exercised in the nine-month period ended September 30, 2009.

Options granted under the 2002 Plan for the nine months ended September 30, 2010 are summarized as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value
January 25, 2010	84,000	$1.07	$1.07	$—
April 30, 2010	569,000	1.63	1.63	—
July 26, 2010	1,098,500	2.24	2.24	—

	1,751,500

The options outstanding and exercisable by exercise price as of September 30, 2010 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number of Options	Weighted Average Exercise Price
< $1.00	11,631,945	$0.39	7.06	7,330,505	$0.31
$1.00 - $2.00	3,677,000	1.10	5.84	3,135,000	1.02
> $2.00	1,356,750	2.33	9.23	281,250	2.68

	16,665,695	0.71	6.97	10,746,755	0.58

As of September 30, 2010, there was $2,509,069 of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the 2002 Plan. The expense is expected to be recognized over a weighted-average period of 1.75 years.

The compensation expense related to stock options was $1,288,893 and $1,197,344 for the nine months ended September 30, 2009 and 2010, respectively. The Company calculated the fair value of each option granted on the date of grant using the Black-Scholes option pricing model and the assumptions shown in the table below.

The risk-free interest rate is based on the China Government Bond market yield in effect at the time of grant. The expected term was estimated based on the date of grant, expiration date and vesting period as stated in the stock option agreement. Expected volatilities are based on historical volatilities of stock prices of companies similar to the Company for a period equal to the options’ expected life. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future. The expected forfeiture rate is based on historical experience and expectations about future forfeitures.

	Nine Months Ended September 30
	2009	2010
Risk-free interest rate	3.39%-4.76%	2.37%-2.86%
Expected term (in years)	5-6	5-6
Expected volatility	57.7%-58.5%	56.3%-58.2%
Expected dividend yield	—	—
Expected forfeiture rate	14%	14%

The board of directors approved, by unanimous written consent on April 17, 2009, a PRC Option Extension Program which was further amended by June 9, 2009 board written consent. This program provides each PRC optionee an opportunity, upon ceasing to be an employee of the Company to elect to amend his option to extend the term of vested portion of such option by signing the Amended PRC Option Agreement and paying non-refundable consideration equal to aggregate exercise price. For the nine months ended September 30, 2009 and 2010, respectively, 7 and 26 employees elected to pay the consideration, which aggregated to $829 and $15,776 to obtain the right of extension of the vested options and resulted in incremental expense of $1,553 and $178,609. In September 2010, the board of directors approved to discontinue the PRC Option Extension Program in the following dates whichever is later: six months after the completion of the IPO, or the date the related government authorities permit the Company’s PRC employees to exercise the options.

Cash received from option exercise under the 2002 Plan for the nine-month period ended September 30, 2009 and 2010 was $0 and $120,662, respectively.

As of September 30, 2010, authorized ordinary shares reserved for future issuance were as follows:

Conversion of Series A preference shares	27,660,000
Conversion of Series B preference shares	10,575,289
Conversion of Series C preference shares	20,000,000
Exercise of warrants to purchase Series C preference shares	1,600,000
Exercise of warrants to purchase ordinary shares	202,500
Exercise of options to purchase ordinary shares:
Granted and outstanding	16,665,695
Available for grant	1,949,030

Total	78,652,514

On September 13, 2010, the board of directors approved, subject to shareholders’ approval, a new equity incentive plan (the “2010 Plan”) along with the termination of the 2002 Plan, effective upon the closing of the Company’s IPO. The 2010 Plan provides for the grant of incentive stock options to employees of the Company and its subsidiaries and for the grant of nonstatutory stock options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares to the employees, directors and consultants of the Company and its subsidiaries. The 2002 Plan will continue, however, to govern the terms and conditions of any outstanding awards previously granted thereunder. On November 19, 2010, the Company’s shareholders approved the 2010 Plan to be effective upon the closing of the Company’s IPO.

15.    Segment and Geographic Information

The Company is engaged primarily in the design, manufacturing and marketing of analog ICs and other semiconductor services. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one reportable segment.

The following is a summary of net revenue by geographic area based on the location to which products are shipped:

	Nine Months Ended September 30
	2009	2010
Total net revenue:
PRC and Hong Kong	$41,796,083	$56,988,941
Taiwan	21,972,407	27,847,190
South Korea	6,686,763	10,504,685
North America	1,214,560	2,050,585
Others	1,505,632	3,878,468

	$73,175,445	$101,269,869

The net revenue from external customers for each group of similar products and services based on product specificity are summarized as follows:

	Nine Months Ended September 30
	2009	2010
IC product revenue:
Linear	$51,709,787	$64,270,990
AC/DC	10,136,900	20,284,023
DC/DC	2,741,359	5,170,486
Other	2,336,258	4,207,563
Service revenue:
Foundry services	6,251,141	7,336,807

	$73,175,445	$101,269,869

The locations and net book value of long-lived assets were as follows:

September 30, 2010
PRC	$32,775,693
Taiwan	116,120
South Korea	60,736

$32,952,549

The majority of the Company’s sales are to distributors, which then sell to end customers. For the nine months ended September 30, 2009 and 2010, no customers accounted for 10% of net revenue.

16.    Subsequent Events

The Company has evaluated events subsequent through December 27, 2010, the date the unaudited condensed consolidated financial statements were available to be issued.

Foreign Currency Forward

In October 2010, the Company’s subsidiary, SIM-BCD, entered into an additional foreign currency forward contract with the Agricultural Bank of China. The contracted notional amount is $15,000,000 and will be settled in the third quarter of 2011.

Short-tem Bank Loans

In October and November 2010, the Company’s subsidiary, SIM-BCD, borrowed an additional U.S. dollar-denominated short term loan of $2,000,000 in each month, amounting to $4,000,000 drawn down subsequent to September 30, 2010, under the credit line of the banking facilities agreement with Bank of Nanjing. The loans are repayable on demand or within one year from the date of borrowing.

Grant of Stock Options

On October 19, 2010, the Company granted 585,000 shares subject to options to its employees and directors at an exercise price of $2.36 per share. The options will vest in accordance with the vesting schedule set out in the option award agreement, which is either (i) 25% of the shares vest on each anniversary of, or the date immediately preceding each anniversary of, the vesting commencement date for options granted to employees, or (ii) 25% of the shares vest on the last day of the first full calendar quarter ended following the date of grant and 25% of the shares vest on the last day of each of the three calendar quarters thereafter for options granted to directors. The information for the stock options as of the grant date was as follows:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares	Intrinsic Value	Vesting Schedule
October 19, 2010	545,000	$2.36	$2.36	$—	(i	)
October 19, 2010	40,000	2.36	2.36	—	(ii	)

	585,000

Construction of the Second Fab Facilities

In November 2010, the Company obtained the construction permit for its second fab and started construction. As of December 27, 2010, the Company has spent an aggregate of approximately $5.5 million on construction costs and purchase of equipment for the second fab.

17.    Pro Forma Information

In accordance with BCD’s Articles of Association, all of the preference shares will automatically be converted into ordinary shares at the applicable conversion price immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 if the IPO is a Qualified IPO, as defined, or upon the majority vote of the preference shareholder class (“Auto-convert Provision”). Currently, the management estimates that the offering would not meet the criteria of a Qualified IPO, and therefore to induce the holders of Series C preference shares to allow for the automatic conversion, the board of directors approved on August 17, 2010, subject to shareholders’ approval, as applicable, to amend the Auto-convert Provision to provide that, (i) in the event of the closing of a firm commitment underwritten public offering, which may or may not be a Qualified IPO, each outstanding preference share will automatically convert into ordinary shares immediately prior to such closing; and (ii) the conversion price of Series C preference shareholders will be reduced from $2.50 to $2.00 immediately prior to the closing of such offering (or said another way the conversion ratio will change from 1:1 to 1:1.25). As a result of the induced conversion of Series C preference shares, the Company will issue an additional 5,000,000 ordinary shares upon the closing of a firm commitment underwritten public offering with a fair value totaling $11,800,000, based upon the estimated fair value of ordinary shares at September 30, 2010 of $2.36. The $2.36 represents the fair value per ordinary share, which was determined based on a valuation conducted as of September 30, 2010, using a combination of the market approach and income approach using such underlying assumptions as various multiples for guideline companies, forecasted sales and income and lack of marketability.

In addition, the board of directors approved to amend the outstanding Series C warrants to purchase an aggregate of 1,600,000 Series C preference shares at an exercise price of $2.50 per share in the event of the closing of a firm commitment underwritten public offering pursuant to an effective registration statement. Consequently, the warrants to purchase 1,600,000 Series C preference shares, by their terms, would become warrants to purchase 2,000,001 ordinary shares immediately prior to the completion of an offering and the exercise price will be reduced from $2.50 per share to $2.00 per share.

On November 19, 2010, the Company’s shareholders approved the amendment to the terms of the Series C preference shares and the related warrants. Therefore, in computing the pro forma net earnings available to ordinary shareholders, the incremental ordinary shares issued to the Series C preference shareholders as a result of the amendment to the conversion price shall be treated as a deemed dividend paid to Series C preference shareholders and should be subtracted from net earnings to arrive at net earnings available to ordinary shareholders in the calculation of net income per share. Additionally, the unaudited pro forma ordinary shares and additional paid-in capital assume (i) the conversion of the Series A and B preference shares on a one for one basis and one for 1.25 for Series C preference shares at September 30, 2010, (ii) the preference shares warrant liability of $1,259,770 at September 30, 2010, would be reclassified to additional paid in capital and (iii) the deemed dividend related to the induced conversion of Series C preference shares would be an increase to accumulated deficit and an increase to additional-paid-in capital. The Company’s pro forma net income per share calculation is as follows:

Nine Months Ended September 30, 2010
Numerator:
Pro forma net income attributable to shareholders	$16,662,411
Dividends paid to Series C preference shareholders	(11,800,000)

Pro forma net income attributable to ordinary shareholders	$4,862,411

Denominator:
Basic shares
Weighted-average ordinary shares outstanding	16,811,868
Weighted-average ordinary shares issuable upon conversion of
- Series A preference shares	27,660,000
- Series B preference shares	10,575,289
- Series C preference shares	25,000,000

Denominator of pro forma basic net income per share	80,047,157

Diluted shares
Options to purchase ordinary shares	10,279,618
Warrants to purchase ordinary shares	99,759

Denominator of pro forma diluted net income per share	90,426,534

Pro forma basic net income per share	$0.06

Pro forma diluted net income per share	$0.05

6,000,000 American Depositary Shares

Representing 36,000,000 Ordinary Shares

BCD Semiconductor Manufacturing Limited

Prospectus

Jefferies

Stifel Nicolaus Weisel

Joint Book–Running Managers

Oppenheimer & Co.

Lead Manager

Baird

Raymond James

Co-Managers

                    , 2011

Until             , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy post offering, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Our securities that were sold by us within the past three years and not registered under the Securities Act of 1933 are described below. No underwriters were involved in the securities issuances described below.

Date of Issuance	Securities*	Aggregate Consideration (in millions of $)	Principal Purchasers
January 1, 2008—Present	options to purchase 9,990,120 ordinary shares(1)	N/A	certain officers directors, employees and consultants
January 1, 2008—Present	555,083 ordinary shares(2)	0.13	6 investors
January 1, 2008 to August 18, 2008	warrants to purchase 20,075 ordinary shares	N/A	certain former employees

*	Securities not publicly offered. The sales and issuances of the securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including in certain cases Regulation S promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act. The recipients of securities in each such transaction represented to us their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in such transactions. All investors had adequate access, through their relationship with us, to information about us. Accordingly, the offering and issuance of such securities were not subject to the registration requirements of the Securities Act.
(1)	Issued pursuant to our Fifth Amended and Restated 2002 Share Plan.
(2)	Issued pursuant to the exercise of options to purchase ordinary shares.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Pre-IPO Memorandum and Articles of Association of the Registrant, as amended on November 29, 2007, January 29, 2008, February 4, 2009 and September 18, 2009
3.2*	Amendment to the Pre-IPO Articles of Association of the Registrant
3.3*	Form of Post-IPO Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Form of Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
4.4*	Second Amended and Restated Investors’ Rights Agreement dated as of September 21, 2009 among the Registrant and the other parties thereto
4.5*	Form of Amended and Restated Warrant to Purchase Shares
4.6*	Form of Warrant to Purchase Ordinary Shares
5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered
8.1	Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation, U.S. counsel to the Registrant, regarding certain U.S. tax matters
8.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters
8.3	Opinion of Commerce & Finance Law Offices, PRC counsel to the Registrant, regarding certain PRC tax maters
10.1*	Fifth Amended and Restated 2002 Share Plan and forms of agreement thereunder
10.2*	2010 Equity Incentive Plan and forms of agreement thereunder
10.3*	Form of Indemnification Agreement with the Registrant’s officers and directors
10.4*	State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, each dated February 15, 2006
10.5*	Summary English Translation of Investment Agreement dated August 2, 2010 by and among Shanghai ZiZhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd.
10.6*

Summary English Translation of Maximum Credit Line Agreement dated August 2, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010

10.7*

Summary English Translation of Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) Micro-Electronics Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010

10.8*	Summary English Translation of Factory Lease Agreement dated September 30, 2000 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.
10.9*	Summary English Translation of Factory Lease Agreement dated January 8, 2004 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.
10.10*	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch
10.11*	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch

Exhibit No.		Description
10.12	*	Summary English Translation of Guarantee Agreement dated March 24, 2010 by and among Agricultural Bank of China Shanghai Xuhui Subbranch, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.
10.13	*	Employment offer letter with Jean-Claude Zhang
10.14	*	Employment offer letter with Jonathan Wang
10.15	*	Summary English Translation of Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co., Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd.
10.16	*	Summary English Translation of Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd.
10.17	*	Equipment Purchase Agreement dated October 15, 2009 by and between Techlink Equipment and Technology and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
10.18	*	Service Contract dated November 12, 2010 by and between Techlink Semiconductor Equipment and Technology and BCD (Shanghai) Micro-Electronics Ltd.
10.19	*	Summary English Translation of General Agreement on Forward Purchase and Sale of Foreign Exchange dated January 8, 2010 by and between the Agricultural Bank of China Shanghai Xuhui Subbranch and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
21.1	*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche
23.2		Consent of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.3		Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included in Exhibit 8.1)
23.4		Consent of Commerce & Finance Law Offices (included in Exhibits 8.3 and 99.1)
24.1	*	Powers of Attorney (included on signature page)
99.1		Opinion of Commerce & Finance Law Offices, PRC counsel to the Registrant
99.2	*	Summary English Translation of Share Transfer Agreement dated April 6, 2010 by and between BCD (Shanghai) Semiconductor Manufacturing Limited and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
99.3	*	Summary English Translation of Merger Agreement dated December 2006 by and among Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., Advanced Analog Circuits (Shanghai) Corporation and MEMS Manufacturing (Shanghai) Co. Ltd.
99.4	*	Certificate of Registration By Way of Continuation dated April 8, 2004

*	Previously filed

(b)	Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4. For the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on this 26th day of January, 2011.

BCD SEMICONDUCTOR MANUFACTURING LIMITED

By:	/S/ CHIEH CHANG
Chieh Chang
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ CHIEH CHANG Chieh Chang	President, Chief Executive Officer and Director (Principal Executive Officer)	January 26, 2011

/S/ JEAN-CLAUDE ZHANG Jean-Claude Zhang	Chief Financial Officer (Principal Financial Officer)	January 26, 2011

* Herbert Chang	Director	January 26, 2011

* Wenqi Gu	Director	January 26, 2011

* Kheng Nam Lee	Director	January 26, 2011

* Joseph Liu	Director	January 26, 2011

* Michael Pfeiffer	Director	January 26, 2011

*By:	/S/ CHIEH CHANG
Chieh Chang

Pursuant to powers of attorney previously filed with the Securities and Exchange Commission.

Signature of Authorized Representative of the Registrant

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of BCD Semiconductor Manufacturing Limited, has signed this registration or amendment thereto in Shanghai, China, on this 26th day of January, 2011.

BCD SEMICONDUCTOR CORPORATION

By:	/S/ CHIEH CHANG
Name: Chieh Chang
Title: President and Chief Executive Officer

Index to Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Pre-IPO Memorandum and Articles of Association of the Registrant, as amended on November 29, 2007, January 29, 2008, February 4, 2009 and September 18, 2009
3.2*	Amendment to the Pre-IPO Articles of Association of the Registrant
3.3*	Form of Post-IPO Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Registrant’s Form of American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Form of Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts
4.4*	Second Amended and Restated Investors’ Rights Agreement dated as of September 21, 2009 among the Registrant and the other parties thereto
4.5*	Form of Amended and Restated Warrant to Purchase Shares
4.6*	Form of Warrant to Purchase Ordinary Shares
5.1	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered
8.1	Opinion of Wilson Sonsini Goodrich & Rosati Professional Corporation, U.S. counsel to the Registrant, regarding certain U.S. tax matters
8.2	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding certain Cayman Islands tax matters
8.3	Opinion of Commerce & Finance Law Offices, PRC counsel to the Registrant, regarding certain PRC tax maters
10.1*	Fifth Amended and Restated 2002 Share Plan and forms of agreement thereunder
10.2*	2010 Equity Incentive Plan and forms of agreement thereunder
10.3*	Form of Indemnification Agreement with the Registrant’s officers and directors
10.4*	State-owned Land Use Right Grant Contract with Shanghai Minhang District Real Estate Administration Bureau, and Land Requisition Agreement with Shanghai Minhang District Real Estate Administration Bureau and Shanghai Minhang District Zhuanqiao Town People’s Government, each dated February 15, 2006
10.5*	Summary English Translation of Investment Agreement dated August 2, 2010 by and among Shanghai ZiZhu Science-based Park Development Co., Ltd., BCD (Shanghai) Semiconductor Manufacturing Limited and BCD (Shanghai) Micro-Electronics Ltd.
10.6*

Summary English Translation of Maximum Credit Line Agreement dated August 2, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010

10.7*	Summary English Translation of Maximum Amount Mortgage Agreement dated August 2, 2010 by and between BCD (Shanghai) Micro-Electronics Ltd. and Bank of Nanjing Shanghai Branch and Notary Certificate for Enforceable Documents Evidencing Credit issued by Shanghai Oriental Notary Public Office dated August 4, 2010
10.8*	Summary English Translation of Factory Lease Agreement dated September 30, 2000 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.
10.9*	Summary English Translation of Factory Lease Agreement dated January 8, 2004 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.
10.10*	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch
10.11*	Summary English Translation of Loan Contract dated April 14, 2010 by and between Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Agricultural Bank of China Shanghai Xuhui Subbranch
10.12*	Summary English Translation of Guarantee Agreement dated March 24, 2010 by and among Agricultural Bank of China Shanghai Xuhui Subbranch, Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd. and Shanghai SIMIC Electronics Co., Ltd.

Exhibit No.		Description
10.13	*	Employment offer letter with Jean-Claude Zhang
10.14	*	Employment offer letter with Jonathan Wang
10.15	*	Summary English Translation of Contract on the Construction of New Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co., Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd.
10.16	*	Summary English Translation of Contractors Agreement on the Construction of Clean Rooms and Auxiliary Facilities dated September 21, 2010 by and among Nantong SiJian Construction Group Co. Ltd., the Eleventh Design & Research Institute of IT Co., Ltd. and BCD (Shanghai) Micro-Electronics Ltd.
10.17	*	Equipment Purchase Agreement dated October 15, 2009 by and between Techlink Equipment and Technology and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
10.18	*	Service Contract dated November 12, 2010 by and between Techlink Semiconductor Equipment and Technology and BCD (Shanghai) Micro-Electronics Ltd.
10.19	*	Summary English Translation of General Agreement on Forward Purchase and Sale of Foreign Exchange dated January 8, 2010 by and between the Agricultural Bank of China Shanghai Xuhui Subbranch and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
21.1	*	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche
23.2		Consent of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.3		Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included in Exhibit 8.1)
23.4		Consent of Commerce & Finance Law Offices (included in Exhibits 8.3 and 99.1)
24.1	*	Powers of Attorney (included on signature page)
99.1		Opinion of Commerce & Finance Law Offices, PRC counsel to the Registrant
99.2	*	Summary English Translation of Share Transfer Agreement dated April 6, 2010 by and between BCD (Shanghai) Semiconductor Manufacturing Limited and Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd.
99.3	*	Summary English Translation of Merger Agreement dated December 2006 by and among Shanghai SIM-BCD Semiconductor Manufacturing Co., Ltd., Advanced Analog Circuits (Shanghai) Corporation and MEMS Manufacturing (Shanghai) Co. Ltd.
99.4	*	Certificate of Registration By Way of Continuation dated April 8, 2004

*	Previously filed